As filed with the Securities and Exchange Commission on September 4, 2012
Commission File Nos.  333-183046
811-08401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 288	[X]

JNLNY SEPARATE ACCOUNT I
(Exact Name of Registrant)

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
(Name of Depositor)

2900 Westchester Avenue, Purchase, New York 10577
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (517) 381-5500

Thomas J. Meyer, Esq., Senior Vice President, Secretary and General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Copy to:
Frank J. Julian, Esq., Assistant Vice President and Associate General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after effectiveness of the registration statement.

Title of Securities Being Registered: the variable portion of Flexible Premium Fixed and Variable Deferred Annuity contracts.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PERSPECTIVE II®
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
(Contracts offered for sale on and after September 10, 2012)

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

The date of this prospectus is September 10, 2012.  This prospectus states the information about the Separate Account, the Contract, and Jackson National Life Insurance Company of New York (“Jackson of NY®”) you should know before investing.  This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.  This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the Separate Account can be found in the statement of additional information (“SAI”) dated September 10, 2012 that is available upon request without charge.  To obtain a copy, contact us at our:

Jackson of NY Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-599-5651
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  The Contract is available through other Broker Dealers with other surrender charge schedules and optional features not available under this version.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered.  If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability.  In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.

The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 127.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment fixed and variable investment options.  The fixed options will have limited availability if you elect a Contract Enhancement.  The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following Funds – all class A shares:

JNL Series Trust

JNL/American Funds Blue Chip Income and Growth Fund	JNL/Mellon Capital Management Bond Index Fund
JNL/American Funds Global Bond Fund	JNL/Mellon Capital Management Dow Jones U.S. Contrarian
JNL/American Funds Global Small Capitalization Fund	Opportunities Index Fund
JNL/American Funds Growth-Income Fund	JNL/Morgan Stanley Mid Cap Growth Fund
JNL/American Funds International Fund	JNL/Neuberger Berman Strategic Income Fund
JNL/American Funds New World Fund	JNL/Oppenheimer Global Growth Fund
JNL Institutional Alt 20 Fund	JNL/PIMCO Real Return Fund
JNL Institutional Alt 35 Fund	JNL/PIMCO Total Return Bond Fund
JNL Institutional Alt 50 Fund	JNL/PPM America Floating Rate Income Fund
JNL/American Funds® Balanced Allocation Fund	JNL/PPM America High Yield Bond Fund
JNL/American Funds Growth Allocation Fund	JNL/PPM America Mid Cap Value Fund
JNL/BlackRock Commodity Securities Fund	JNL/PPM America Small Cap Value Fund
JNL/BlackRock Global Allocation Fund	JNL/PPM America Value Equity Fund
JNL/Brookfield Global Infrastructure Fund	JNL/T. Rowe Price Established Growth Fund
JNL/Capital Guardian Global Balanced Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL/DFA U.S. Core Equity Fund	JNL/T. Rowe Price Value Fund
JNL/Eagle SmallCap Equity Fund	JNL/UBS Large Cap Select Growth Fund
JNL/Eastspring Investments Asia ex-Japan Fund	JNL/WMC Balanced Fund
JNL/Eastspring Investments China-India Fund	JNL/WMC Money Market Fund
JNL/Franklin Templeton Founding Strategy Fund	JNL/WMC Value Fund
JNL/Franklin Templeton Global Growth Fund	JNL/S&P Competitive Advantage Fund
JNL/Franklin Templeton Global Multisector Bond Fund	JNL/S&P Dividend Income & Growth Fund
JNL/Franklin Templeton Income Fund	JNL/S&P Intrinsic Value Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNL/S&P Total Yield Fund
JNL/Franklin Templeton Mutual Shares Fund	JNL/S&P 4 Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL/S&P Managed Conservative Fund
JNL/Goldman Sachs Core Plus Bond Fund	JNL/S&P Managed Moderate Fund
JNL/Goldman Sachs Mid Cap Value Fund	JNL/S&P Managed Moderate Growth Fund
JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/S&P Managed Growth Fund
JNL/Invesco Global Real Estate Fund	JNL/S&P Managed Aggressive Growth Fund
JNL/Invesco International Growth Fund	JNL Disciplined Moderate Fund
JNL/Invesco Large Cap Growth Fund	JNL Disciplined Moderate Growth Fund
JNL/Invesco Small Cap Growth Fund	JNL Disciplined Growth Fund
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund	JNL Variable Fund LLC
JNL/JPMorgan MidCap Growth Fund	JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Lazard Mid Cap Equity Fund	JNL/Mellon Capital Management DowSM Dividend Fund
JNL/M&G Global Basics Fund	JNL/Mellon Capital Management S&P® 24 Fund
JNL/M&G Global Leaders Fund	JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/Mellon Capital Management 10 x 10 Fund	JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management Index 5 Fund	JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Emerging Markets Index Fund	JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management European 30 Fund	JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund	JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management S&P 500 Index Fund	JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund	JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Small Cap Index Fund	JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management International Index Fund	JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

TABLE OF CONTENTS
GLOSSARY	1
KEY FACTS	3
FEES AND EXPENSES TABLES	4
Owner Transaction Expenses	4
Periodic Expenses	5
Total Annual Fund Operating Expenses	8
EXAMPLE	11
CONDENSED FINANCIAL INFORMATION	11
THE ANNUITY CONTRACT	11
JACKSON OF NY	12
THE FIXED ACCOUNT	12
THE SEPARATE ACCOUNT	14
INVESTMENT DIVISIONS	15
JNL Series Trust	15
JNL Variable Fund LLC	26
Voting Privileges	28
Substitution	28
CONTRACT CHARGES	28
Mortality and Expense Risk Charges	28
Annual Contract Maintenance Charge	28
Administration Charge	28
Transfer Charge	29
Withdrawal Charge	29
Contract Enhancement Charge	30
Contract Enhancement Recapture Charge	30
Optional Death Benefit – Highest Anniversary Value Death Benefit Charge	32
Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge…………………………………………………....	32
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge	32
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge	32
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge	33
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net”) Charge	34
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net with Joint Option”) Charge	35
For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex GMWB”) Charge	35
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge	36
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge	37
Five-Year Withdrawal Charge Period	38
20% Additional Free Withdrawal Charge	38
Other Expenses	38
Premium Taxes	38
Income Taxes	38
DISTRIBUTION OF CONTRACTS	38
PURCHASES	40
Minimum Initial Premium	40
Minimum Additional Premiums	40
Maximum Premiums	41
Allocations of Premium	41
Optional Contract Enhancements	41
Capital Protection Program	43
Accumulation Units	44
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	44
Potential Limits and Conditions on Fixed Account Transfers	44
Restrictions on Transfers: Market Timing	45
TELEPHONE AND INTERNET TRANSACTIONS	47
The Basics	47
What You Can Do and How	47
What You Can Do and When	47
How to Cancel a Transaction	47
Our Procedures	47
ACCESS TO YOUR MONEY	47
Waiver of Withdrawal and Recapture Charges for Extended Care	48
Optional Five-Year Withdrawal Charge Period	48
20% Additional Free Withdrawal	48
Guaranteed Minimum Withdrawal Benefit Considerations	48
Guaranteed Minimum Withdrawal Benefit Important Special Considerations	49
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”)	51
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”)	55
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”)	58
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”)	61
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net with Joint Option”)	73
Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”)	85
LifeGuard Freedom Flex GMWB	87
LifeGuard Freedom Flex with Joint Option GMWB	97
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)	108
Systematic Withdrawal Program	114
Suspension of Withdrawals or Transfers	114
INCOME PAYMENTS (THE INCOME PHASE)	114
Variable Income Payments	114
Income Options	115
DEATH BENEFIT	116
Basic Death Benefit	116
Optional Death Benefits	116
Highest Anniversary Value Death Benefit	117
LifeGuard Freedom Flex DB NY	117
Payout Options	119
Pre-Selected Payout Options	119
Special Spousal Continuation Option	119
Death of Owner On or After the Income Date	119
Death of Annuitant	120
TAXES	120
Contract Owner Taxation	120
Tax-Qualified and Non-Qualified Contracts	120
Non-Qualified Contracts – General Taxation	120
Non-Qualified Contracts – Aggregation of Contracts	120
Non-Qualified Contracts – Withdrawals and Income Payments	120
Non-Qualified Contracts – Required Distributions	121
Tax-Qualified Contracts – Withdrawals and Income Payments	121
Withdrawals – Tax-Sheltered Annuities	121
Withdrawals – Roth IRAs	121
Constructive Withdrawals – Investment Adviser Fees	122
Death Benefits	122
Assignment	122
Diversification	122
Owner Control	122
Withholding	122
Jackson of NY Taxation	123
OTHER INFORMATION	123
Dollar Cost Averaging	123
Special Dollar Cost Averaging Plus (DCA+)	123
Earnings Sweep	124
Rebalancing	124
Free Look	124
Advertising	124
Modification of Your Contract	125
Confirmation of Transactions	125
Legal Proceedings	125
PRIVACY POLICY	125
Collection of Nonpublic Personal Information	125
Disclosure of Current and Former Customer Nonpublic Personal Information	125
Security to Protect the Confidentiality of Nonpublic Personal Information	125
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	127
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Contract Enhancement Recapture Charges)	B-1
APPENDIX C (Broker-Dealer Support)	C-1
APPENDIX D (GMWB Prospectus Examples)	D-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning.  In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based.  The Contract allows for the naming of joint Annuitants.  Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death.  The Contract allows for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment.  Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years.  If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary.  The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years.  For example, if the Issue Date is January 15, 2013 and a Premium payment is received on February 28, 2013 then, although the first Contract Anniversary is January 15, 2014, Completed Year 0-1 for that Premium payment would begin on February 28, 2013 and end on February 27, 2014.  Completed Year 1-2 for that Premium payment would begin on February 28, 2014.

Contract – the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Enhancement – a credit that we will make to your Contract Value at the end of any Business Day in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement) during which we receive a Premium payment.  The Contract Enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement, or 4% Contract Enhancement endorsement.  The actual Contract Enhancement percentage applied to the Premium payment varies, depending upon which Contract Enhancement you have elected and the Contract Year in which you make your payment.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract’s Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of your allocations between the Contract's Fixed Account and Investment Divisions.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.  The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2013, then the end of Contract Year 0-1 would be January 14, 2014, and January 15, 2014, which is the first Contract Anniversary, begins Contract Year 1-2.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

GLOSSARY

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date – the date on which you begin receiving annuity payments.

Interest Rate Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund.  The Investment Divisions are called variable because the return on investment is not guaranteed.

Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York.  (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract.  Usually, but not always, the Owner is the Annuitant.  The Contract allows for the naming of joint owners.  (We do not capitalize “you” or “your” in the prospectus.)  Any reference to the Owner includes any joint Owner.

Premium(s) – considerations paid into the Contract by or on behalf of the Owner.

Remaining Premium – the total Premium paid reduced by withdrawals that incur withdrawal and/or recapture charges, and withdrawals of Premiums that are no longer subject to withdrawal and/or recapture charges.

Required Minimum Distributions (RMDs) – For certain qualified contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only.  This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the owner of a qualified contract.  Different rules apply for the MarketGuard Stretch GMWB as described in the “MarketGuard Stretch GMWB” section.

Separate Account – JNLNY Separate Account I.  The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

KEY FACTS

The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available a Fixed Account and Investment Divisions for allocation of your Premium payments and Contract Value.  For more information about the fixed options, please see “THE FIXED ACCOUNT” beginning on page 12.  For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 15.

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose.  The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan.  Qualified plans confer their own tax deferral.  For more information, please see “TAXES” beginning on page 120.

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty.  There are conditions and limitations, including time limitations.  For more information, please see “FREE LOOK” beginning on page 124.

Purchases
There are minimum and maximum Premium requirements.  You may elect to receive a credit to your Contract Value at the end of any Business Day in during the first seven Contract Years (five Contract years for the 2% Contract Enhancement) during which we receive a Premium payment, subject to fees, conditions and limitations.  The Contract also has a Premium protection option, namely the Capital Protection Program.  For more information, please see “PURCHASES” beginning on page 40.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.  There are also a number of optional withdrawal benefits available.  The Contract has a free withdrawal provision and waives the charges and adjustments in the event you may require extended care.  For more information, please see “ACCESS TO YOUR MONEY” beginning on page 47.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 114.

Death Benefit
The Contract has a death benefit that becomes payable if you die before the Income Date.  Optional death benefits are also available.  For more information, please see “DEATH BENEFIT” beginning on page 116.

Contract Charges
Various charges apply under the Contract as summarized in the “FEES AND EXPENSES TABLES” below.  If the Contract Value is insufficient to pay the charges under the Contract, the Contract will terminate without value, unless you are eligible for continued payments under a Guaranteed Minimum Withdrawal Benefit.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract.  The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.  Fees and expenses also may apply after the Income Date.  For more information, please see “INCOME PAYMENTS (THE INCOME PHASE) beginning on page 114.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge 1
Percentage of Premium withdrawn, if applicable	7%

Maximum Contract Enhancement Recapture Charge 2
Percentage of the corresponding Premiums withdrawn with a Contract Enhancement	4%

Maximum Premium Taxes 3
Percentage of each Premium	2%

Transfer Charge 4
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge 5	$22.50

1
The withdrawal charge is a schedule lasting seven Completed Years following each Premium as shown in the table below, and there is an optional withdrawal charge schedule (that is shorter) available, also shown in the table below:

Withdrawal Charge (as a percentage of Premium payments)
	Completed Years Since Receipt Of Premium
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Base Schedule	7%	6%	5%	4%	3%	2%	1%	0
Five-year Schedule	6.5%	5%	3%	2%	1%	0	0	0

For more information on withdrawal charges, please see “Withdrawal Charge” under “Contract Charges” beginning on page 29.

2      For more information about recapture charges, please see “Contract Enhancement Recapture Charge” under “Contract Charges”, beginning on page 30..

3	Currently, Premium taxes do not apply.

4	We do not count transfers in conjunction with dollar cost averaging, earnings sweep, and automatic rebalancing.

5	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6	$30

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions

Mortality And Expense Risk Charge	1.25%

Administration Charge 7	0.15%

Total Separate Account Annual Expenses for Base Contract	1.40%

Optional Endorsements - A variety of optional endorsements to the Contract are available. Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily Contract Value in the Investment Divisions and are deducted daily as part of the calculation of the value of the Accumulation Units.  You may select one from each grouping below8:

4% Contract Enhancement Maximum Annual Charge 9	0.56%
3% Contract Enhancement Maximum Annual Charge 9	0.42%
2% Contract Enhancement Maximum Annual Charge 10	0.395%

Five-year Withdrawal Schedule Maximum Annual Charge	0.30%

20% Additional Free Withdrawal Maximum Annual Charge	0.30%

The following optional death benefit endorsement charges are based on either average daily Contract Value in the Investment Divisions (deducted daily as part of the calculation of the value of the Accumulation Units) or on a benefit base and are indicated as such.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below8:

Average Daily Contract Value in the Investment Divisions Based Charges
Highest Anniversary Value Death Benefit Maximum Annual Charge 11	0.40%

Benefit Based Charges
LifeGuard Freedom Flex DB NY (only available with a specified combination of Options for the LifeGuard Freedom Flex® GMWB)12	0.42%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below8:

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge (“SafeGuard Max®”) 13	1.20%
5% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 5SM”) 14	1.74%
6% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 6SM”) 15	2.04%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net®”) 16	2.22%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net”) with Optional Income Upgrade Table	2.70%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net® With Joint Option”) 17	3.00%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net With Joint Option”) with Optional Income Upgrade Table	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex® GMWB”) 18	2.52%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex GMWB”) with Optional Income Upgrade Table	3.00%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex® With Joint Option GMWB”) 19	2.52%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex With Joint Option GMWB”) with Optional Income Upgrade Table	3.00%
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard StretchSM GMWB”) 20	2.22%

6
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from your allocations to the Fixed Account and Investment Divisions either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

7
This charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated as of that date.

8
Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled.  The 4% and 3% Contract Enhancement are not available if you select the 20% Additional Free Withdrawal endorsement and vice versa.

9
This charge lasts for the first seven Contract Years.  While this charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions, this charge will also be assessed against any amounts allocated to the Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals).  For more information, please see “Contract Enhancement Charge” under “Contract Charges”, beginning on page 30.

10
This charge lasts for the first five Contract Years.  While this charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions, this charge will also be assessed against any amounts allocated to the Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals).  For more information, please see “Contract Enhancement Charge” under “Contract Charges”, beginning on page 30.

11	The current charge is 0.25%, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

12      The current and maximum charge is 0.035% of the GMWB Death Benefit each Contract Month (0.42% annually).

For more information about the charge for the LifeGuard Freedom Flex DB NY, please see Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge” under “Contract Charges”, beginning on page 32.  For more information about how the LifeGuard Freedom Flex DB NY works, including how the GMWB Death Benefit is calculated, please see “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 117.

13	1.20% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up
Annual Charge	Maximum	Current
	1.20%	0.60%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about how this endorsement works, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 51.  For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” on page 32.

14	1.74% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

5% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	1.74%	0.87%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 32.  For more information about how the endorsement works, including how the GWB is calculated, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 55.

15	2.04% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

6% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	2.04%	1.02%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 33.  For more information about how the endorsement works, including how the GWB is calculated, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 58.

16	2.22% is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum	Current
	2.22%	1.11%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 34.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 61.

17	3.00% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum	Current
	3.00%	1.56%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 35.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 73.

18	2.52% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

LifeGuard Freedom Flex GMWB
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.04%	1.02%
6% Bonus and Annual Step-Up	1.92%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.22%	1.11%
7% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 35.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 87.

19	2.52% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges. .

LifeGuard Freedom Flex With Joint Option GMWB
	Annual Charge
	Maximum	Current
5% Bonus and Annual Step-Up	2.10%	1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
6% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 36.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB With Joint Option” beginning on page 97.

20	2.22% of the GMWB Charge Base is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

MarketGuard Stretch GMWB
Annual Charge	Maximum	Current
	2.22%	1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Quarterly	Quarterly

For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs  (“MarketGuard Stretch GMWB”) Charge” beginning on page 37.  For more information about how the endorsement works, including how the GMWB Charge Base is calculated, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)” beginning on page 108.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.57%

Maximum: 2.23%

More detail concerning each Fund's fees and expenses is below.  But please refer to the Funds' prospectuses for even more information on the Funds, including investment objectives, performance, and information about Jackson National Asset Management, LLC®, the Funds' Adviser and Administrator, as well as the sub-advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/American Funds® Blue Chip Income and Growth	1.26% A	0.25% A	0.01% A	0.00%	1.52% A	0.45%B	1.07%A,B
JNL/American Funds Global Bond	1.38% A	0.25% A	0.03% A	0.00%	1.66% A	0.55%B	1.11%A,B
JNL/American Funds Global Small Capitalization	1.60% A	0.25% A	0.04% A	0.00%	1.89% A	0.60%B	1.29%A,B
JNL/American Funds Growth-Income	1.12% A	0.25% A	0.01% A	0.00%	1.38% A	0.40%B	0.98%A,B
JNL/American Funds International	1.49%A	0.25% A	0.04% A	0.00%	1.78% A	0.55%B	1.23%A,B
JNL/American Funds New World	1.93% A	0.25% A	0.05% A	0.00%	2.23% A	0.80%B	1.43%A,B
JNL/DFA U.S. Core Equity	0.72%	0.20%	0.01%	0.02%	0.95%	0.12% C	0.83%
JNL/ T. Rowe Price Value	0.73%	0.20%	0.00%	0.00%	0.93%	0.01% C	0.92%
JNL/WMC Money Market	0.37%	0.20%	0.00%	0.00%	0.57%	0.34% D	0.23% D

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Institutional Alt 20	0.18%	0.00%	0.01%	0. 88%	1.07%
JNL Institutional Alt 35	0.17%	0.00%	0.00%	1.05%	1. 22%
JNL Institutional Alt 50	0.17%	0.00%	0.00%	1.20%	1. 37%
JNL/American Funds® Balanced Allocation	0.45%	0.25%	0.01%	0.46%	1.17%
JNL/American Funds Growth Allocation	0.45%	0.25%	0.01%	0.50%	1.21%
JNL/BlackRock Commodity Securities	0.78%	0.20%	0.00%	0.03%	1.01%
JNL/BlackRock Global Allocation	0.90%	0.20%	0.01%	0.01%	1.12%
JNL/Brookfield Global Infrastructure	0.95%	0.20%	0.03%	0.02%	1.20%
JNL/Capital Guardian Global Balanced	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Capital Guardian Global Diversified Research	0.87%	0.20%	0.01%	0.00%	1.08%
JNL/Eagle SmallCap Equity	0.79%	0.20%	0.00%	0.00%	0.99%
JNL/Franklin Templeton Founding Strategy	0.05%	0.00%	0.00%	1.04%	1.09%
JNL/Franklin Templeton Global Growth	0.86%	0.20%	0.00%	0.01%	1.07%
JNL/Franklin Templeton Global Multisector Bond	0.90%	0.20%	0.02%	0.02%	1.14%
JNL/Franklin Templeton Income	0.74%	0.20%	0.01%	0.01%	0.96%
JNL/Franklin Templeton International Small Cap Growth	1.10%	0.20%	0.01%	0.01%	1.32%
JNL/Franklin Templeton Mutual Shares	0.84%	0.20%	0.02%	0.02%	1.08%
JNL/Franklin Templeton Small Cap Value	0.91%	0.20%	0.01%	0.01%	1.13%
JNL/Goldman Sachs Core Plus Bond	0.67%	0.20%	0.01%	0.04%	0.92%
JNL/Goldman Sachs Mid Cap Value	0.81%	0.20%	0.00%	0.01%	1.02%
JNL/Goldman Sachs U.S. Equity Flex	0.95%	0.20%	0.88%	0.00%	2.03%
JNL/Invesco Global Real Estate	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/Invesco International Growth	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Invesco Large Cap Growth	0.76%	0.20%	0.00%	0.01%	0.97%
JNL/Invesco Small Cap Growth	0.95%	0.20%	0.00%	0.01%	1.16%
JNL/Ivy Asset Strategy	1.02%	0.20%	0.00%	0.01%	1.23%
JNL/JPMorgan International Value	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/JPMorgan MidCap Growth	0.79%	0.20%	0.00%	0.01%	1.00%
JNL/JPMorgan U.S. Government & Quality Bond	0.49%	0.20%	0.01%	0.01%	0.71%
JNL/Lazard Mid Cap Equity	0.81%	0.20%	0.01%	0.01%	1.03%
JNL/M&G Global Basics	1.00%	0.20%	0.01%	0.01%	1.22%
JNL/M&G Global Leaders	1.00%	0.20%	0.03%	0.00%	1.23%
JNL/Mellon Capital Management Emerging Markets Index	0.55%	0.20%	0.09%	0.02%	0.86%
JNL/Mellon Capital Management European 30	0.57%	0.20%	0.01%	0.00%	0.78%
JNL/Mellon Capital Management Pacific Rim 30	0.56%	0.20%	0.01%	0.00%	0.77%
JNL/Mellon Capital Management S&P 500 Index	0.35%	0.20%	0.02%	0.00%	0.57%
JNL/Mellon Capital Management S&P 400 MidCap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management Small Cap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management International Index	0.42%	0.20%	0.03%	0.00%	0.65%
JNL/Mellon Capital Management Bond Index	0.36%	0.20%	0.01%	0.00%	0.57%
JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index	0.48%	0.20%	0.03%	0.00%	0.71%
JNL/Mellon Capital Management Index 5	0.05%	0.00%	0.00%	0.59%	0.64%
JNL/Mellon Capital Management 10 x 10	0.05%	0.00%	0.00%	0.62%	0.67%
JNL/Morgan Stanley Mid Cap Growth	0.90%	0.20%	0.01%	0.00%	1.11%
JNL/Neuberger Berman Strategic Income	0.75%	0.20%	0.01%	0.00%	0.96%
JNL/Oppenheimer Global Growth	0.81%	0.20%	0.00%	0.00%	1.01%
JNL/Eastspring Investments Asia ex-Japan	1.05%	0.20%	0.03%	0.00%	1.28%
JNL/Eastspring Investments China-India	1.10%	0.20%	0.01%	0.00%	1.31%
JNL/PIMCO Real Return	0.59%	0.20%	0.02%	0.00%	0.81%
JNL/PIMCO Total Return Bond	0.60%	0.20%	0.00%	0.00%	0.80%
JNL/PPM America Floating Rate Income	0.80%	0.20%	0.00%	0.01%	1.01%
JNL/PPM America High Yield Bond	0.54%	0.20%	0.01%	0.01%	0.76%
JNL/PPM America Mid Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Small Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Value Equity	0.65%	0.20%	0.01%	0.00%	0.86%
JNL/T. Rowe Price Established Growth	0.67%	0.20%	0.00%	0.00%	0.87%
JNL/T. Rowe Price Mid-Cap Growth	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/T. Rowe Price Short-Term Bond	0.51%	0.20%	0.01%	0.02%	0.74%
JNL/UBS Large Cap Select Growth	0.75%	0.20%	0.01%	0.01%	0.97%
JNL/WMC Balanced	0.54%	0.20%	0.00%	0.02%	0.76%
JNL/WMC Value	0.58%	0.20%	0.01%	0.00%	0.79%
JNL/S&P Managed Conservative	0.15%	0.00%	0.01%	0.85%	1.01%
JNL/S&P Managed Moderate	0.14%	0.00%	0.01%	0.89%	1.04%
JNL/S&P Managed Moderate Growth	0.14%	0.00%	0.00%	0.91%	1.05%
JNL/S&P Managed Growth	0.14%	0.00%	0.00%	0.95%	1.09%
JNL/S&P Managed Aggressive Growth	0.16%	0.00%	0.00%	0.97%	1.13%
JNL Disciplined Moderate	0.18%	0.00%	0.00%	0.69%	0.87%
JNL Disciplined Moderate Growth	0.18%	0.00%	0.00%	0.68%	0.86%
JNL Disciplined Growth	0.18%	0.00%	0.00%	0.67%	0.85%
JNL/S&P Competitive Advantage	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Dividend Income & Growth	0.49%	0.20%	0.00%	0.00%	0.69%
JNL/S&P Intrinsic Value	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Total Yield	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P 4	0.05%	0.00%	0.00%	0.70%	0.75%
JNL/Mellon Capital Management Nasdaq® 25	0.45%	0.20%	0.04%	0.00%	0.69%
JNL/Mellon Capital Management Value Line® 30	0.43%	0.20%	0.11%	0.00%	0.74%
JNL/Mellon Capital Management DowSM Dividend	0.45%	0.20%	0.02%	0.00%	0.67%
JNL/Mellon Capital Management S&P® 24	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management 25	0.44%	0.20%	0.00%	0.00%	0.64%
JNL/Mellon Capital Management Select Small-Cap	0.45%	0.20%	0.00%	0.00%	0.65%
JNL/Mellon Capital Management JNL 5	0.42%	0.20%	0.02%	0.00%	0.64%
JNL/Mellon Capital Management VIP	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management JNL Optimized 5	0.44%	0.20%	0.04%	0.00%	0.68%
JNL/Mellon Capital Management S&P® SMid 60	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management NYSE® International 25	0.52%	0.20%	0.05%	0.00%	0.77%
JNL/Mellon Capital Management Communications Sector	0.48%	0.20%	0.03%	0.00%	0.71%
JNL/Mellon Capital Management Consumer Brands Sector	0.48%	0.20%	0.02%	0.00%	0.70%
JNL/Mellon Capital Management Financial Sector	0.46%	0.20%	0.02%	0.00%	0.68%
JNL/Mellon Capital Management Healthcare Sector	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management Oil & Gas Sector	0.43%	0.20%	0.03%	0.00%	0.66%
JNL/Mellon Capital Management Technology Sector	0.44%	0.20%	0.03%	0.00%	0.67%

A	Fees and expenses at the Master Fund level for Class 1 shares of each respective Fund are as follows:

JNL/American Funds Blue Chip Income and Growth Fund: Management Fee: 0.41%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.42%.

JNL/American Funds Global Bond Fund: Management Fee: 0.53%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.03%; Total Annual Portfolio Operating Expenses: 0.56%.

JNL/American Funds Global Small Capitalization Fund: Management Fee: 0.70%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.74%.

JNL/American Funds Growth-Income Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.28%.

JNL/American Funds International Fund: Management Fee: 0.49%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.53%.

JNL/American Funds New World Fund: Management Fee: 0.73%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.05%; Total Annual Portfolio Operating Expenses: 0.78%.

B
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and Admin Fee and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

C
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

D
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and Fixed Account.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor Premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional 2% Contract Enhancement, the Highest Anniversary Value Death Benefit, the Five-year Withdrawal Charge Period, the 20% Additional Free Withdrawal, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,669	$2,800	$3,980	$6,885

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$1,669	$2,500	$3,880	$6,885

*Please be aware that, although we show this cost for comparison purposes, you are not allowed to annuitize this Contract within 13 months of the Contract's Issue Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$819	$2,375	$3,830	$6,885

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The Contracts have not been previously offered by this Prospectus, so there is no condensed financial information relating to Accumulation Unit Values under Contracts as described herein.  The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying Fund and Separate Account charges for the base Contract and the various combinations of optional endorsements.  The financial statements of the Separate Account and Jackson of NY can be found in the Statement of Additional Information.  The financial statements of the Separate Account include information about all the contracts offered through the Separate Account.  The financial statements of Jackson of NY that are included should be considered only as bearing upon the company's ability to meet its contractual obligations under the Contracts.  Jackson of NY's financial statements do not bear on the future investment experience of the assets held in the Separate Account.  For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us.  Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit.  Purchases under tax-qualified plans should be made for other than tax deferral reasons.  Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract.  We will not issue a Contract to someone older than age 90.  Optional benefits may have different requirements, as noted.

You may allocate your Contract Value to

●	our Fixed Account, as may be made available by us, or as may be otherwise limited by us, or to
●	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

●	the accumulation phase, when you make Premium payments to us, and
●	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Your ability to change ownership is limited on Contracts with one of the For Life GMWBs.  Please contact the Annuity Service Center for help and more information.

The Contract is a flexible Premium fixed and variable deferred annuity and may be issued as either an individual or a group contract.  This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.

JACKSON OF NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995.  Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577.  We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).  Prudential plc is also the ultimate parent of M&G Investment Management Limited, PPM America, Inc., and Eastspring Investments (Singapore) Limited, each a sub-adviser; and Jackson National Asset Management, LLC, the Funds’ investment adviser and administrator.

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Jackson of NY is working to provide documentation electronically.  When this program is available, Jackson of NY will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT

Contract Value that you allocate to a Fixed Account option will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it.  Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

The following restrictions currently apply on Contracts with an optional Contract Enhancement endorsement.  During the first eight Contract Years (six Contract Years for the 2% Contract Enhancement), the three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  During the first seven Contract Years (five Contract Years for the 2% Contract Enhancement), Premiums may be allocated to the one year Fixed Account Option.  However, any Premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the Premium.  Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account.  See "Additional Information Concerning the One-Year Fixed Account Option" below for additional information on the transfer out provision.  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

Each Fixed Account option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), so long as the Contract Value is not withdrawn, transferred, or annuitized until the end of the specified period.  You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

Rates of Interest We Credit.  The Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any Premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to Premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided further that the Fixed Account minimum interest rate will never be less than 1% or more than 3%.  As noted above, these limits are prescribed by state non-forfeiture laws and set forth in the Contracts.  This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the foregoing formula.  Thereafter, on the Contract Monthly Anniversary for each January, the Fixed Account minimum interest rate will be reset in accordance with the above formula. (The Contract Monthly Anniversary for any January is the Contract Monthly Anniversary that falls within that month).  If you allocate a Premium payment or other Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation would initially apply to that allocation.  Subsequent resets of the Fixed Account minimum interest rate on each January Contract Monthly Anniversary could change the amount of interest you would thereafter earn on that allocation.  Thus, if the new Fixed Account minimum interest rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited would increase to that new higher rate.  On the other hand, if the new Fixed Account minimum interest rate is lower than the rate being credited to your allocation, the interest rate being credited would decrease to that lower rate, but never below the base interest rate.  We will advise you of any new Fixed Account minimum interest rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the change occurs.

For the most current information about applicable interest rates, you may contact your registered representative or (at the address and phone number on the cover page of this prospectus) our Annuity Service Center.

Interest Rate Adjustment.  An Interest Rate Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period.  The Interest Rate Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period.   In order to determine whether there will be an Interest Rate Adjustment, we first consider the base interest rate of the Fixed Account Option from which you are taking an amount as a withdrawal, transfer, or annuitization.  As discussed above under ‘Rates of Interest we Credit,’ the ‘base interest rate’ is a rate which we declare at the time you allocate any amount to a Fixed Account Option and which we credit to that Fixed Account Option if and when such base interest rate is higher than the Fixed Account minimum interest rate.  The Interest Rate Adjustment is based on the relationship of the base interest rate on your Fixed Account Option to the ‘current new business interest rate,’ which is a rate that we use solely for purposes of calculating the amount of any Interest Rate Adjustment.  The ‘current new business interest rate’ is .25% per annum greater than the base interest rate we are then offering on a new Fixed Account Option with the same duration as your Fixed Account Option.  If we are not then offering that duration, we will estimate a base interest rate for that duration based on the closest durations that we are then offering.

Generally, the Interest Rate Adjustment will (a) increase the amount withdrawn, transferred, or annuitized when the current new business rate is lower than the base interest rate being credited for the Fixed Account Option from which the amount is being taken and will (b) decrease the amount withdrawn, transferred, or annuitized when the current new business rate is higher than the base interest rate for the Fixed Account Option from which the amount is being taken. There will be no interest rate adjustment if these rates are the same. Any adjustment resulting from the Interest Rate Adjustment is applied to the amount that is being withdrawn, transferred, or annuitized from the Fixed Account Option.  However, an Interest Rate Adjustment will not otherwise affect the values under your Contract.

Moreover, even if the current new business interest rate is greater than the base interest rate for the Fixed Account Option from which the amount is being taken, there will be no Interest Rate Adjustment if the difference between the two is less than 0.25%.   This limitation avoids decreases in the amount withdrawn, transferred, or annuitized in situations where the general level of interest rates has declined but the current new business interest rate nevertheless exceeds the base interest rate for your Fixed Account Option because of the additional .25% that (as described above) is added when determining the current new business rate.

Also, there is no Interest Rate Adjustment on: amounts taken from the one-year Fixed Account option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals.  In no event will a total withdrawal, transfer or annuitization from the Fixed Account Options be less than the Fixed Account minimal value.  The Fixed Account minimum value at least equals the minimum value prescribed by the applicable non-forfeiture law. The Fixed Amount minimum value for any Fixed Account Option is the amount that would result from (1) accumulating the following amounts at the Fixed Account minimum interest rate: (a) any Premium payments (net of any associated Premium taxes plus any Contract Enhancements) or transfers that you allocate to that Fixed Account Option less (b) any withdrawals, transfers, or charges that are taken out of that Fixed Account Option; and (2) deducting any withdrawal charges, recapture charges, or charge for taxes due in connection with the withdrawal.  In the case of a partial withdrawal or transfer from a Fixed Account Option, you will have been credited with interest on the amount withdrawn or transferred at a rate at least equal to the Fixed Account minimum interest rate, even if subject to an Interest Rate Adjustment that otherwise would have reduced it below that rate.

The following example illustrates how the Fixed Account minimum value may affect an Interest Rate Adjustment on a partial withdrawal.  If you allocated your initial Premium of $10,000 to the Fixed Account and your declared rate of interest was 3%, after one year (assuming no other transactions or withdrawal charges) your Contract Value in the Fixed Account would be $10,300. If the Fixed Account minimum interest rate was 1%, your Fixed Account minimum value would be $10,100. In this case, an Interest Rate Adjustment could not reduce the withdrawal by more than $200 (the difference between your Contract Value in the Fixed Account and the Fixed Account minimum value).  For example, if you request an $8,000 withdrawal and it is subject to a $200 negative Interest Rate Adjustment, the withdrawal would be adjusted to $7,800. However, if it were subject to a negative $400 Interest Rate Adjustment, the $8,000 withdrawal still would only be adjusted to $7,800, so that it does not invade the Fixed Account minimum value. Immediately after either of these withdrawals, there will be no difference between your Contract Value in the Fixed Account and Fixed Account minimum value, and no negative Interest Rate Adjustments will apply on subsequent withdrawals until the Contract Value in the Fixed Account again grows to be larger than the Fixed Account minimum value.

End of Fixed Account Option Periods.  Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account option, and there will not be an Interest Rate Adjustment.  If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date.  If such new Fixed Account Option would extend beyond the Income Date, we will use the longest Fixed Account Option that does not extend beyond the Income Date; or (if less than 1 year remains until the Income Date) we will credit interest at the current interest rate under the one-year Fixed Account Option up to the Income Date.  If the specified period of the same duration that has ended is no longer available, we will use the next shorter period that is then available.

Additional Information Concerning the One-Year Fixed Account Option.  Please also refer to “Transfers and Frequent Transfer Restrictions” later in this prospectus for information about certain restrictions, limits and requirements that may apply (or may in the future apply) to transfers to or from the Fixed Account Options.  In particular, we describe certain additional restrictions that may apply with respect to transfers from the one-year Fixed Account Option, including the possibility that you might not be able to transfer all of your Contract Value out of the one-year Fixed Account Option for at least three years.  Accordingly, before allocating any Premium payments or other Contract Value to the one year Fixed Account Option, you should consider carefully the conditions we may impose upon your use of that option.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options.  From time to time, we will offer special interest rates on the DCA+ Fixed Account Option.  The DCA+ Fixed Account Option is only available for new Premiums.  We provide more information about Dollar Cost Averaging, including DCA+, under “Other Information” later in this prospectus.

THE SEPARATE ACCOUNT

We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law.  The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations.  However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct.  All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions.  We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

You may allocate your Contract Value to no more than 18 Investment Divisions and the Fixed Account at any one time.  Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective.  The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account.  However, this is not guaranteed.  It is possible for you to lose your Contract Value allocated to any of the Investment Divisions.  If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select.  The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest are each known as a Fund of Funds.  Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds.  You should read the prospectus for the JNL Series Trust for more information.

JNL/American Funds® Balanced Allocation
JNL/American Funds Growth Allocation
JNL Institutional Alt 20
JNL Institutional Alt 35
JNL Institutional Alt 50
JNL/Franklin Templeton Founding Strategy
JNL/Mellon Capital Management 10 x 10
JNL/Mellon Capital Management Index 5
JNL/S&P 4
JNL/S&P Managed Conservative
JNL/S&P Managed Moderate
JNL/S&P Managed Moderate Growth
JNL/S&P Managed Growth
JNL/S&P Managed Aggressive Growth
JNL Disciplined Moderate
JNL Disciplined Moderate Growth
JNL Disciplined Growth

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust

JNL/American Funds Blue Chip Income and Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks both income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Blue Chip Income and Growth FundSM (“Master Blue Chip Income and Growth Fund” or “Master Fund”). The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations of $4 billion and above. The Master Fund also will ordinarily invest at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade. The Master Fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

JNL/American Funds Global Bond Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks, over the long term, a high level of total return consistent with prudent investment management through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Global Bond FundSM (“Master Global Bond Fund” or “Master Fund”). The Master Fund is designed for investors seeking returns through a portfolio of debt securities issued by companies based around the world. The Master Fund seeks to provide, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets in bonds. The Master Fund invests primarily in debt securities of governmental, supranational and corporate issuers denominated in various currencies, including U.S. dollars. The Master Fund may also invest a portion of its assets in lower quality, higher yielding debt securities (rated Ba1 or below and BB+ or below by NRSROs or unrated but determined to be of equivalent quality by the Master Fund’s investment adviser).  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

JNL/American Funds Global Small Capitalization Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks growth of capital over time through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Global Small Capitalization FundSM (“Master Global Small Capitalization Fund” or “Master Fund”). The Master Global Small Capitalization Fund invests at least 80% of its net assets in growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase. The Master Global Small Capitalization Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Global Capitalization Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Growth-Income FundSM (“Master Growth-Income Fund” or “Master Fund”). The Master Growth-Income Fund seeks to make the investment grow and provide income over time by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.  The Master Growth-Income Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – International FundSM (“Master International Fund” or “Master Fund”). The Master International Fund seeks to make the investment grow over time by investing primarily in common stocks of companies located outside the United States. The Master Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds New World Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term capital appreciation through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – New World FundSM (“Master New World Fund” or “Master Fund”). The Master Fund is designed for investors seeking capital appreciation over time.  The Fund may invest in companies without regard to market capitalization, including companies with small market capitalizations.  Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value. Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.

JNL Institutional Alt 20 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust, the JNL Variable Fund LLC, and the Curian Variable Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 80%), and non-traditional asset classes and strategies (approximately 20%).  Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 35 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust, the JNL Variable Fund LLC, and the Curian Variable Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 65%), and non-traditional asset classes and strategies (approximately 35%).  Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 50 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust, the JNL Variable Fund LLC, and the Curian Variable Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 50%), and non-traditional asset classes and strategies (approximately 50%).  Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL/American Funds® Balanced Allocation Fund
Jackson National Asset Management, LLC

Seeks a balance between current income and growth of capital by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 50%-80% of its assets to Underlying Funds that invest primarily in equity securities and 20%-50% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/American Funds Growth Allocation Fund
Jackson National Asset Management, LLC

Seeks capital growth with a secondary emphasis on current income by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 70%-100% of its assets to Underlying Funds that invest primarily in equity securities and 0%-30% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/BlackRock Commodity Securities Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will utilize two strategies and will invest approximately 50% to 75% of its assets in the “Natural Resources Strategy,” and 25% to 50% of its assets in the “Commodity Strategy.”  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials.  The “Commodity Strategy” will focus on investments in commodity securities.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks high total investment return by investing in a portfolio of equity and debt securities, money market securities and other short-term securities or instruments of issuers located around the world.  Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility.  Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.  The Fund may invest in securities of any market capitalization.  The Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns.

JNL/Brookfield Global Infrastructure Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc. and sub-sub-adviser:  AMP Capital  Brookfield (US) LLC)

Seeks total return through growth of capital and current income by investing at least 80% of its net assets in securities of publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States.  Securities in which the Fund may invest include, but are not limited to, common, convertible and preferred stock, stapled securities, income trusts, limited partnerships, and limited partnership interests in the general partners of master limited partnerships, issued by infrastructure and infrastructure-related companies.

JNL/Capital Guardian Global Balanced Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks income and capital growth, consistent with reasonable risk through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers.  The Fund’s neutral position is a 65%/35% blend of equities and fixed-income, but may allocate 55% to 75% of the Fund’s assets to equity securities and 25% to 45% of the Fund’s assets to fixed-income securities.  The Fund may also invest in debt securities of developing country (emerging market) issuers.

JNL/Capital Guardian Global Diversified Research Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks long-term growth of capital and income by investing at least 80% of its assets in a portfolio consisting of equity securities of U.S. and non-U.S. issuers. The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase.  The Fund may also invest in equity securities of developing country (emerging market) issuers.

JNL/DFA U.S. Core Equity Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)

Seeks long-term capital appreciation  by investing, under normal market conditions, at least 80% of its assets in equity securities of U.S. companies.  The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe.  The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will fluctuate with market movements.  Additionally, the range by which the Fund’s percentage allocation to the securities of the largest U.S. growth companies is reduced as compared to the U.S. universe will change from time to time.

JNL/Eagle SmallCap Equity Fund
Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of the companies represented by the Russell 2000® Index.  The Fund’s equity holdings consist primarily of common stocks, but may also include preferred stocks and investment grade securities convertible into common stocks, and warrants.

JNL/Eastspring Investments Asia ex-Japan Fund
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return and capital appreciation by investing under normal circumstances at least 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region.

JNL/Eastspring Investments China-India Fund
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return by investing normally, 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People’s Republic of China and India.

JNL/Franklin Templeton Founding Strategy Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making allocations (approximately 33 1/3%) of its assets and cash flows among Class A shares of the following three Underlying Funds: 1) JNL/Franklin Templeton Income Fund; 2) JNL/Franklin Templeton Global Growth Fund; and 3) JNL/Franklin Templeton Mutual Shares Fund.  These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities.

JNL/Franklin Templeton Global Growth Fund
Jackson National Asset Management, LLC (and Templeton Global Advisors Limited)

Seeks long-term capital growth by investing, under normal market conditions, primarily in the equity securities of companies located anywhere in the world, including emerging markets.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains by investing, under normal market conditions, primarily in fixed and floating rate debt securities and debt obligations issued by governments, government-related issuers, or corporate issuers worldwide (collectively, “fixed-income securities”) which may result in high portfolio turnover.  Fixed-income securities include debt securities of any maturity, such as bonds, notes, bills and debentures.  Investments in debt securities may include, but are not limited to, debt securities of any maturity of governments and government agencies throughout the world (including the U.S.), their agencies and instrumentalities and supranational organizations, municipal and local/provincial debt, debt securities of corporations, commercial paper, preferred stock, bank loans, convertible securities, mortgage- or asset-backed securities, inflation-linked securities, equipment trusts and other securitized or collateralized debt securities.  Certain instruments in which the Fund invests may be illiquid or thinly-traded securities. The Fund also regularly enters into currency-related transactions in both developed and emerging markets, in an attempt to generate total return and manage risk, including risk from differences in global short-term interest rates.  The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation.

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions. in a diversified portfolio of debt and equity securities.  The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.  In its search for growth opportunities, the Fund maintains the flexibility to invest in common stocks of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors.

JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC)

Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of marketable equity and equity-related securities of smaller international companies with a market capitalization of less than $5 billion.  The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index.   The Fund may invest in emerging market countries.

JNL/Franklin Templeton Mutual Shares Fund
Jackson National Asset Management, LLC (and Franklin Mutual Advisers, LLC)

Seeks capital appreciation, which may occasionally be short-term (which is capital appreciation return on investment in less than 12 months), and secondarily, income by investing, under normal market conditions, primarily in equity securities (including securities convertible into, or that the sub-adviser expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the sub-adviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).  Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock.  To a lesser extent, the Fund also invests in merger arbitrage securities and distressed companies.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest.  However as a general rule, the Fund currently invests the equity portion of its portfolio primarily to predominately in companies with market capitalizations greater than $5 billion, with a portion or a significant amount in smaller companies.

JNL/Franklin Templeton Small Cap Value Fund
Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing, normally, at least 80% of its assets in investments of small-capitalization companies.  The Sub-Adviser deems small capitalization companies are companies with market capitalizations (the market value of a company’s outstanding stock) under $3.5 billion at the time of purchase.

JNL/Goldman Sachs Core Plus Bond Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)

Seeks a high level of current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in a globally diverse portfolio of bonds and other fixed-income securities and related investments.  The Sub-Adviser has broad discretion to invest the Fund’s assets among certain segments of the fixed-income market (including non-investment grade securities), emerging market debt securities and in obligations of domestic and foreign issuers which may be denominated in currencies other than the U.S. dollar.  The Fund does not currently intend to invest more than 75% of assets in non-investment grade securities.

JNL/Goldman Sachs Mid Cap Value Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in securities within the market capitalization range of the Russell Midcap® Value Index and Russell 2500 Value Index .  If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

JNL/Goldman Sachs U.S. Equity Flex Fund
Jackson National Asset Management, LLC (Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing in a broad mix of equity securities that aims to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index.  The Sub-Adviser will normally establish long and short positions in equity securities.  In seeking to outperform its benchmark index, the S&P 500 Index, the Fund will hold long securities that the Sub-Adviser believes are more likely to outperform the index, and will take short positions in securities the Sub-Adviser believes will underperform the index.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Ltd.)

Seeks high total return by investing, normally, at least 80% of its assets in the equity and debt securities of real estate and real estate-related companies located in at least three different countries, including the United States.  These companies include real estate investment trusts or other real estate operating companies. The Fund may also invest in the following other investments that have economic characteristics similar to the Fund’s direct investments: derivatives, exchange-traded funds and American Depositary Receipts.  These derivatives and other instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by primarily investing equity securities of issuers that are considered by the Fund’s portfolio managers to have a strong earnings growth. The Fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market.  The Fund will normally invest in the securities of companies located in at least three countries outside of the U.S., emphasizing investment in companies in the developed markets of Western Europe and the Pacific Basin.

JNL/Invesco Large Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in securities of large-capitalization companies.  The Fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized company included in the Russell 1000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic instruments.  Synthetic instruments are investments that have economic characteristics similar to the Fund’s direct investments and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts.

JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies.  The Fund considers a company to be a small-capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic and derivative instruments.  Synthetic and derivative instruments are investments that have economic characteristics similar to the Fund’s direct investments.  Synthetic and derivative instruments in which the Fund may invest may include warrants, futures, options, exchange-traded funds and American Depositary Receipts. Synthetic and derivative instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Ivy Asset Strategy Fund
Jackson National Asset Management, LLC (and Ivy Investment Management Company)

Seeks high total return by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world, as well as investments in precious metals and investment with exposure to various foreign currencies.  The Fund may invest up to 100% of its total assets in foreign securities.

JNL/JPMorgan International Value Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets by investing, under normal circumstances,  at least 80% of its assets in a diversified portfolio consisting primarily of value common stocks of non-U.S. companies; the Fund seeks to invest mainly in, but is not limited to, securities included in the MSCI EAFE Value Index.  The Fund may also invest in the equity securities of companies in developing countries or “emerging markets.”

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.  Market capitalization is the total market value of a company’s shares.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks to obtain a high level of current income by investing, under normal circumstances, at least 80% of its assets in US Treasury securities, obligations issued by agencies or instrumentalities of the U.S. government (which may not be backed by the U.S. government) and mortgage-backed securities, that are supported either by the full faith and credit of the U.S. government or their own credit, collateralized mortgage obligations issued by private issuers, repurchase agreements and derivatives related to the principal investments.  The Fund may also invest in high-quality corporate debt securities.

JNL/Lazard Mid Cap Equity Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing at least 80% of its assets in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

JNL/M&G Global Basics Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term capital growth by investing in companies operating in basic industries (“primary” and “secondary” industries), and also in companies that service these industries.  The Fund focuses on the “building blocks of the global economy.”  The Fund invests in companies that produce raw materials or turn them into products for consumers.  Such companies can be found either in primary industries (raw materials) or in secondary industries (products and services, such as manufacturing, food production, construction, and energy).  The Fund may also invest in other global equities.

JNL/M&G Global Leaders Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term total return (the combination of income and growth of capital) by investing in stocks selected from the full spectrum of leading companies world-wide (leading companies is defined as those companies that are at the forefront of creating value for shareholders) either directly or as a result of a rise in its stock or bond price or dividends, or stock splits, or indirectly by its participation in activities or markets providing for future enhanced profitability.  The Fund aims to achieve consistent returns in the global equity funds sector.

JNL/Mellon Capital Management 10 x 10 Fund
Jackson National Asset Management, LLC

Seeks to achieve its objective by investing in Class A Shares of the following Underlying Funds:

➢	50% in the JNL/Mellon Capital Management JNL 5 Fund;
➢	10% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	10% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	10% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	10% in the JNL/Mellon Capital Management International Index Fund; and
➢	10% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Index 5 Fund
Jackson National Asset Management, LLC

Seeks to achieve its objective by investing in Class A Shares of the following Underlying Funds:

➢	20% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	20% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	20% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	20% in the JNL/Mellon Capital Management International Index Fund; and
➢	20% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries by investing, under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index (“Index”), including depositary receipts representing securities of the Index; which may be in the form of American Depositary receipts, Global Depositary receipts and European Depositary receipts.  The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.

JNL/Mellon Capital Management European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing at least 80% of its assets in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Management Pacific Rim 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets in the common stock of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital Management S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 500® Index.  The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P MidCap 400 Index.  The Fund invests in equity securities of medium capitalization-weighted domestic corporations; under normal circumstances the Fund invests at least 80% of its assets in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Russell 2000® Index.  The Fund invests in equity securities of small- to mid-size domestic companies; under normal circumstances the Fund invests at least 80% of its assets in a portfolio of securities, which seeks to match performance and characteristics of the Russell 2000 Index through replicating a majority of the Russell 2000 Index and sampling from the remaining securities in order to provide long-term growth of capital.

JNL/Mellon Capital Management International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Morgan Stanley Capital International (“MSCI”) Europe Australia Far East (“EAFE”) Index.  The Fund invests in international equity securities attempting to match the characteristics of each country within the index; under normal circumstances the Fund invests at least 80% of its assets in the stocks included in the MCSI EAFE Index or derivative securities economically related to the MSCI EAFE Index in order to provide long-term capital growth.

JNL/Mellon Capital Management Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Barclays Capital U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets in fixed-income securities.  The Fund seeks to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Dow Jones U.S. Contrarian Opportunities Index.  The Fund is constructed to mirror the Dow Jones U.S. Contrarian Opportunities Index to systematically measure the performance of stocks that lag behind the broader market in terms of recent performance, but that outrank their peers based on fundamentals-based and other qualitative criteria.

JNL/Morgan Stanley Mid Cap Growth Fund
Jackson National Asset Management, LLC (and Morgan Stanley Investment Management Inc.)

Seeks long-term capital growth by investing, under normal circumstances, at least 80% of its assets in equity securities of mid cap companies, primarily in established and emerging companies with capitalizations within the range of companies included in the Russell Midcap® Growth Index.

JNL/Neuberger Berman Strategic Income Fund
Jackson National Asset Management, LLC (and Neuberger Berman Fixed Income LLC)

Seeks high current income with long-term capital appreciation as its secondary objective by investing primarily in a diversified mix of fixed rate and floating rate debt securities. The Fund’s investments may include securities issued by domestic and foreign governments, corporate entities, and trust structures. The Fund may invest in a broad array of securities, including: securities issued or guaranteed as to principal or interest by the U.S. government or any of its agencies or instrumentalities; corporate bonds; commercial paper; currencies and non-U.S. securities; mortgage-backed securities and other asset-backed securities; and loans.

JNL/Oppenheimer Global Growth Fund
Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.  However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan.  The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-capitalization and large-capitalization companies.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to provide a high level of current income, by investing. under normal circumstances. at least 80% of its net assets in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.   Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in such derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments may be used for the purpose of satisfying the 80% minimum investment requirement.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in derivatives instruments that have economic characteristics similar to the fixed income investments may be used for the purpose of satisfying the 80% minimum investment requirement.  The Fund may also invest in securities of foreign issuers.  To the extent that the Fund invests in emerging market debt, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies, constituting the Russell Midcap Index (“Index”) under normal market conditions at the time of the initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Small Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies within the range of securities of the S&P SmallCap 600 Index (“Index”) under normal market conditions at the time of initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Value Equity Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, in a diversified portfolio of equity securities of domestic companies.  Such companies will typically have market capitalizations within the range of companies constituting the S&P 500 Index (“Index”) under normal market conditions at the time of the initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  At least 80% of its assets will be invested, under normal circumstances, in equity securities.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies. The sub-adviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options.  The Fund may invest up to 30% of its total assets (excluding reserves) in foreign securities, including emerging markets.

JNL/T. Rowe Price Mid-Cap Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital by investing at least 80% of its assets, under normal circumstances, in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies whose earnings the sub-adviser expects to grow at a faster rate than the average company.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities.  The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds.  The Fund’s average effective maturity will not exceed three years.  The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the sub-adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued.  Stock holdings are expected to consist primarily of large-company issues, but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/UBS Large Cap Select Growth Fund
Jackson National Asset Management, LLC (and UBS Global Asset Management (Americas) Inc.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of U.S. large capitalization companies.  The Fund defines large capitalization companies as those with a market capitalization of at least $2.5 billion at the time of investment. In addition, up to 20% of the Fund’s net assets may be invested in foreign equity securities.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities.  The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed-income securities, including cash and cash equivalents.  The Fund may invest up to 15% of its assets in foreign equity and fixed income securities.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments that mature in 397 days or less. The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

JNL/WMC Value Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies.  Although the Fund may invest in companies with a broad range of market capitalizations, the Fund will tend to focus on companies with large market capitalizations (generally above $3 billion).  The Fund may invest up to 20% of its total assets in the securities of foreign issuers.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC (“SPIAS”), profitable and predominantly higher-quality.  In selecting companies, SPIAS looks for the 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest indicated annual dividend yields (“Dividend Yield”) within their sector.  The three stocks with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC, companies with positive free cash flows and low external financing needs.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders).  Standard & Poor’s Investment Advisory Services LLC seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.  It is expected that the strategy will tend to select mid- and small-capitalization stocks of the S&P 500.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the following four Underlying Funds (Class A) on a specific date each year:

➢	25% in JNL/S&P Competitive Advantage Fund;
➢	25% in JNL/S&P Dividend Income & Growth Fund;
➢	25% in JNL/S&P Intrinsic Value Fund; and
➢	25% in JNL/S&P Total Yield Fund.

JNL/S&P Managed Conservative Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 10% to 30% of its assets to Underlying Funds that invest primarily in equity securities, 50% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying Funds that invest primarily in equity securities, 35% to 65% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Aggressive Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates up to 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Fund
Jackson National Asset Management, LLC

Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 40 % to 80 % of its assets to Underlying Funds that invest primarily in equity securities, 20% to 60 % to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Growth Fund
Jackson National Asset Management, LLC

Seeks capital growth and current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 60 % to 90% of its assets to Underlying Funds that invest primarily in equity securities, 10 % to 40 % to Underlying Funds that invest primarily in fixed-income securities and 0% to 20 % of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Growth Fund
Jackson National Asset Management, LLC

Seeks capital growth by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 70 % to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 30 % to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Variable Fund LLC

JNL/Mellon Capital Management Nasdaq® 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation. The Nasdaq 25 Strategy selects a portfolio of common stocks of 25 companies are selected from stocks included in the Nasdaq-100 Index®.

JNL/Mellon Capital Management Value Line® 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line® gives a #1 ranking for TimelinessTM.  The 30 stocks are selected each year by the sub-adviser based on certain positive financial attributes.   The #1 TimelinessTM top ranking given to only 100 stocks reflects Value Line’s view of their probable price performance during the next six months relative to the other stocks ranked by Value Line®.

JNL/Mellon Capital Management DowSM Dividend Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 25 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last year compared to the prior year and price-to-book on a specific date each year.

JNL/Mellon Capital Management S&P® 24 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing approximately equal amounts in the common stocks of 24 companies that have the potential for capital appreciation on a specific date each year.

JNL/Mellon Capital Management S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index.  The 60 companies are selected on a specific date each year.  The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The Sub-Adviser follows a process that attempts to select small and mid-cap companies that are likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital Management NYSE® International 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in foreign companies that trade on the New York Stock Exchange (“NYSE”).  The 25 companies are selected on a specific date each year by ranking the stocks on the NYSE International IndexSM based on two factors: price to book and price to cash flow. The sub-adviser then selects an equally-weighted portfolio of the 25 stocks with the highest overall ranking on the two factors.  The sub-adviser may also purchase American Depositary Receipts or the foreign stock.

JNL/Mellon Capital Management 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (“NYSE”). The stocks are selected by selecting all of the dividend-paying stocks listed on the NYSE. Next, the 400 highest market capitalization stocks are selected which are then ranked by dividend yield and 75 of the highest dividend yielding stocks are selected. From the remaining 75 stocks, the 50 highest dividend yielding stocks are eliminated and the remaining 25 companies are selected only once annually on a specific date each year.

JNL/Mellon Capital Management Select Small-Cap Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing, under normal circumstances, at least 80% of its assets in a portfolio of common stocks of 100 small capitalization companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange or The Nasdaq Stock Market, on a specific date each year.

JNL/Mellon Capital Management JNL 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing in the common stocks of companies that are identified by a model based on 5 different specialized strategies:

➢	20% in the DowSM 10 Strategy, a dividend yielding strategy;
➢	20% in the S&P® 10 Strategy, a blended valuation-momentum strategy;
➢	20% in the Global 15 Strategy, a dividend yielding strategy;
➢	20% in the 25 Strategy, a dividend yielding strategy; and
➢	20% in the Select Small-Cap Strategy, a small capitalization strategy.

JNL/Mellon Capital Management JNL Optimized 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stocks of companies that are identified by a model based on five separate specialized strategies:

➢	25% in the Nasdaq® 25 Strategy;
➢	25% in the Value Line® 30 Strategy;
➢	24% in the European 20 Strategy;
➢	14% in the Global 15 Strategy; and
➢	12% in the 25 Strategy.

JNL/Mellon Capital Management VIP Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies. The Fund invests approximately 1/6 (approximately 17%) of its net assets in each of the following strategies:

➢	The DowSM Dividend Strategy;
➢	The European 20 Strategy;
➢	The Nasdaq® 25 Strategy;
➢	The S&P 24 Strategy;
➢	The Select Small-Cap Strategy; and
➢	The Value Line® 30 Strategy.

JNL/Mellon Capital Management Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Telecommunications Index in proportion to their market capitalization weighting in the Dow Jones U.S. Telecommunications Index.

JNL/Mellon Capital Management Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Consumer Services Index in proportion to their market capitalization weighting in the Dow Jones U.S. Consumer Services Index.

JNL/Mellon Capital Management Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Financial Index in proportion to their market capitalization weighting in the Dow Jones U.S. Financials Index.

JNL/Mellon Capital Management Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Health Care Index in proportion to their market capitalization weighting in the Dow Jones U.S. Health Care Index.

JNL/Mellon Capital Management Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Oil & Gas Index in proportion to their market capitalization weighting in the Dow Jones U.S. Oil & Gas Index.

JNL/Mellon Capital Management Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Technology Index in proportion to their market capitalization weighting in the Dow Jones U.S. Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage.  Although the objectives and policies may be similar, the investment results of the Fund may be higher or lower than the results of those other mutual funds.  We cannot guarantee, and make no representation, that the investment results of similar Funds will be comparable even though the Funds have the same investment sub-advisers.  The Funds described are available only through variable annuity Contracts issued by Jackson of NY.  They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing.  Additional Funds and Investment Divisions may be available in the future.  The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus.  However, these prospectuses may also be obtained at no charge by calling 1-800-599-5651 (NY Annuity and Life Service Center) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), by writing P.O. Box 30313, Lansing, Michigan 48909-7813 or by visiting www.jackson.com.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund.  We will vote all the shares we own in proportion to those instructions from Owners.  An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution.  We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account.  We will not do this without any required approval of the SEC.  We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract.  Charges are deducted proportionally from your Contract Value.  Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract.  These charges may be a lesser amount where required by state law or as described below, but will not be increased.  We expect to profit from certain charges assessed under the Contract.  These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charges. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 1.25% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract.  Our mortality risks under the Contracts arise from our obligations:

•	to make income payments for the life of the Annuitant during the income phase;
•	to waive the withdrawal charge in the event of the Owner's death; and
•	to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charges.  Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $30 annual contract maintenance charge on each anniversary of the Issue Date.  We will also deduct the annual contract maintenance charge if you make a total withdrawal.  This charge is for administrative expenses.  The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and is taken from the Investment Divisions and the Fixed Account options based on the proportion their respective value bears to the Contract Value.  We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges.  On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account.  This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

This charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year. For this purpose, all transfers that are processed on the same Business Day will be considered as one transfer.  This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable.  We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

•	Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least seven (five for the Five-Year Withdrawal Charge Period option) years without being withdrawn), plus
•	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your Remaining Premium in these Options)
•	additional free withdrawals
○
during each Contract Year, 10% of Premiums that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Interest Rate Adjustment, and that have not been previously withdrawn, minus earnings (required minimum distribution will reduce the 10% free withdrawal amount), or

○
if you have elected the 20% Additional Free Withdrawal endorsement, during each Contract Year, 20% of Premiums that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Interest Rate Adjustment, and that have not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings.

We will deduct a withdrawal charge on:

•	partial withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or
•	withdrawals under a tax-qualified Contract that exceeds its required minimum distribution (the entire withdrawal will be subject to the withdrawal charge), or
•
withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or

•	total withdrawals.

The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Five-Year Withdrawal Charge Period option and how many years prior to the withdrawal you made the Premium payment(s) you are withdrawing) according to the following schedule:

Withdrawal Charge (as a percentage of Premium payments):
Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+

Base Schedule	7%	6%	5%	4%	3%	2%	1%	0

Withdrawal Charge if Five-Year Period Applies	6.5%	5%	3%	2%	1%	0	0	0

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  If you make a full withdrawal, the withdrawal charge is based on Premiums remaining in the Contract and no free withdrawal amount applies.  If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract.  The withdrawal charge compensates us for costs associated with selling the Contracts.

Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis.  This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any payments paid out as:

•	income payments during your Contract's income phase (but the withdrawal charge is deducted on the Income Date if that date is within 13 months of the Issue Date);
•	death benefits;
•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge); or

•	withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense.  Some examples are: the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser.  We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson of NY or any of our affiliates.

Contract Enhancement Charge.  If you select one of the Contract Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions.  These charges will also be assessed against any amounts you have allocated to the Fixed Accounts by reducing credited rates by the applicable charge percentage, but not below the minimum guaranteed interest rate (assuming no withdrawals).  (For more information about the Fixed Account Options, please see “THE FIXED ACCOUNT” beginning on page 12.)  The amounts of these charges (or reductions in credited rates) depend upon which of the Contract Enhancements you select:

Contract Enhancement	2%	3%	4%

Charge (on an annual basis)	0.395%	0.42%	0.56%

Due to the Contract Enhancement charges listed above, it is possible that upon a complete withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.

Contract Enhancement Recapture Charge. If you select an optional Contract Enhancement and make a partial or total withdrawal from your Contract in the first seven Contract Years after a Premium is received (five Contract Years for the 2% Contract Enhancement), you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your Premiums.  The recapture charge is applied to withdrawals when:

•	the Contract is returned during the free look period;
•	withdrawals are in excess of the free withdrawal amount (the recapture charge is imposed only on the excess amount above the free withdrawal amount);
•	withdrawals exceed the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge);
•	there is a total withdrawal.

The percentage amount of the recapture charge depends upon (i) the corresponding declining amount of the Contract Enhancement based on the Contract Year when the Premium payment being withdrawn was received and (ii) when the charge is imposed based on the Completed Years since the receipt of the related Premium.  The percentage amounts of the recapture charges are as follows (please see the examples in Appendix B showing how these recapture charges are applied to withdrawals):

Contract Enhancement Recapture Charge (as a percentage of the corresponding Premium payment withdrawn if an optional Contract Enhancement is selected)

2% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	2%	2%	1.25%	1.25%	0.50%	0%	0%	0%
1-2	2%	1.25%	1.25%	0.50%	0%	0%	0%	0%
2-3	1.25%	1.25%	0.50%	0%	0%	0%	0%	0%
3-4	1.25%	0.50%	0%	0%	0%	0%	0%	0%
4-5	0.50%	0%	0%	0%	0%	0%	0%	0%
5-6	0%	0%	0%	0%	0%	0%	0%	0%
6-7	0%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

3% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	3%	3%	2%	2%	2%	1%	1%	0%
1-2	3%	2%	2%	2%	1%	1%	0%	0%
2-3	2%	2%	1.25%	1%	1%	0%	0%	0%
3-4	2%	2%	1%	1%	0%	0%	0%	0%
4-5	2%	1%	1%	0%	0%	0%	0%	0%
5-6	1%	1%	0%	0%	0%	0%	0%	0%
6-7	1%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

4% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	3%	3%	2.50%	2.50%	2.50%	1.25%	1.25%	0%
1-2	3%	2.50%	2.50%	2.50%	1.25%	1.25%	0%	0%
2-3	2.50%	2.50%	2%	1.25%	1.25%	0%	0%	0%
3-4	2.50%	2.50%	1.25%	1.25%	0%	0%	0%	0%
4-5	2.50%	1.25%	1.25%	0%	0%	0%	0%	0%
5-6	1.25%	1.25%	0%	0%	0%	0%	0%	0%
6-7	1.25%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

If you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.

The recapture charge percentage will be applied to the corresponding Premium reflected in the amount withdrawn.  (Please see the examples in Appendix B).  The amount recaptured will be taken from the Investment Divisions and the Fixed Account in the proportion their respective values bear to the Contract Value.  The dollar amount recaptured from the corresponding Premium will never exceed the dollar amount of the Contract Enhancement added to the Contract with respect to that Premium payment.

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works.  However, we do not assess the recapture charge on any amounts paid out as:

•	death benefits;
•	income payments paid during the income phase;
•	withdrawals taken under your Contract's free withdrawal provisions;
•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

•	withdrawals of up to $250,000 from the Separate Account or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

Optional Death Benefit - Highest Anniversary Value Death Benefit Charge.  There is no additional charge for the Contract's basic death benefit.  However, if you select the Highest Anniversary Value Death Benefit, you will pay 0.25%, subject to a maximum of 0.40% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge.   If you select the LifeGuard Freedom Flex DB NY optional death benefit, which is only available at issue and in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  For LifeGuard Freedom Flex DB NY, you will pay 0.035% of the GMWB Death Benefit each Contract Month (0.42% annually).  The charge for LifeGuard Freedom Flex DB NY, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB, which is based on a percentage of the Guaranteed Withdrawal Balance (GWB) and paid each Contract Month at the current rate of 0.96% annually.  For more information about the GMWB Death Benefit, please see “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 117.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 35, and for benefit information, including the GWB, please see “LifeGuard Freedom Flex GMWB” beginning on page 87.

We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.   While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge. If you select the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, you pay the charge, currently 0.05% of the GWB each Contract Month (0.60% annually), subject to a maximum annual charge of 1.20%.  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 51.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge: on new Contracts, if you select this benefit after your Contract is issued (subject to availability), or upon election of a step-up – subject to the applicable maximum charge.

The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-year Step-Up” beginning on page 51.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge.    The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  The actual deduction of the charge will be reflected in your quarterly statement.  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 55.

5% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	1.74%	0.87%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability) – subject to the maximum annual charge.

We may also change the charge when there is a step-up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the step-up provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (AutoGuard 5)” beginning on page 55.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  The actual deduction of the charge will be reflected in your quarterly statement.  For more information about the GWB, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 58.

6% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	2.04%	1.02%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability) – subject to the maximum annual charge.

We may also change the charge when there is a step-up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the step-up provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up (AutoGuard 6)” beginning on page 58.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net”) Charge.  The charge for this GMWB varies depending on whether you select the Optional Income Upgrade Table which provides a higher GAWA percentage.  If you select this GMWB without the Optional Income Upgrade Table, you will pay 0.0925% of the GWB each Contract Month (1.11% annually).  If you elect the Optional Income Upgrade Table, you will pay 0.1125% of the GWB each Contract Month (1.35% annually).  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB and the Optional Income Upgrade Table, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 61.  We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge of 2.22% annually for endorsements without the Optional Income Upgrade Table, and 2.70% for endorsements with the Optional Income Upgrade Table.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 70.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 61.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net With Joint Option”) Charge.  The charge for this GMWB varies depending on whether you select the Optional Income Upgrade Table which provides a higher GAWA percentage.  If you select this GMWB without the Optional Income Upgrade Table, you will pay 0.13% of the GWB each Contract Month (1.56% annually).  If you elect the Optional Income Upgrade Table, you will pay 0.15% of the GWB each Contract Month (1.80% annually).  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB and the Optional Income Upgrade Table, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 73.  We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge of 3.00% annually.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 83.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 73.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional Income Upgrade Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional Income Upgrade Table, please see “LifeGuard Freedom Flex GMWB” beginning on page 87.

LifeGuard Freedom Flex GMWB Without Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.04%	1.02%
6% Bonus and Annual Step-Up	1.92%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.22%	1.11%
7% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Optional Income Upgrade Table
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.34%	1.17%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
6% Bonus and Annual Step-Up	2.40%	1.20%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.70%	1.35%
7% Bonus and Annual Step-Up	2.70%	1.35%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

You pay the applicable annual percentage of the GWB each Contract Month.  We deduct the charge from your Contract Value.  Monthly charges are pro rata deducted over each applicable Investment Division.  We deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex GMWB” beginning on page 94.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex GMWB” beginning on page 87.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Note: The above section describes the charge for the LifeGuard Freedom Flex GMWB only.  If you purchase(d) the LifeGuard Freedom Flex DB NY, additional charges apply.  Please see “Optional Death Benefit - LifeGuard Freedom Flex DB NY Charge” under “Contract Charges”, beginning on page 32 for details.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional Income Upgrade Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional Income Upgrade Table, please see “LifeGuard Freedom Flex With Joint Option” beginning on page 97.

LifeGuard Freedom Flex With Joint Option GMWB Without Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.10%	1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
6% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.64%	1.32%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	1.50%
6% Bonus and Annual Step-Up	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly

You pay the applicable annual percentage of the GWB each Contract Month.  We deduct the charge from your Contract Value.  Monthly charges are pro rata deducted over each applicable Investment Division.  We deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 106.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 97.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Charge Base (see table below).

MarketGuard Stretch GMWB
Annual Charge	Maximum	Current
	2.22%	1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Quarterly	Quarterly

GMWB Charge Base.  At election, the GMWB Charge Base is equal to the Guaranteed Withdrawal Balance (“GWB”).  After each subsequent purchase payment, the GMWB Charge Base is increased by the amount of the purchase payment net of any applicable Premium taxes, subject to a maximum of $5,000,000.  The GMWB Charge Base is not reduced for withdrawals unless a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or Stretch RMD, as applicable. In this case, the GMWB Charge Base is reduced for the Excess Withdrawal amount in the same proportion as the Contract Value is reduced by the Excess Withdrawal. The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

For more information about the GMWB Charge Base, GAWA and Stretch RMD, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) beginning on page 108.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMWB Charge Base.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or elections after issue subject to the applicable maximum charge. The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier of the date the endorsement terminates, or the date your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (‘MarketGuard Stretch GMWB’)” beginning on page 108.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Five-Year Withdrawal Charge Period. If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

20% Additional Free Withdrawal Charge. If you select the optional feature that permits you to withdraw 20% of Premium (still subject to a withdrawal charge minus earnings) during a Contract Year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

Other Expenses. We pay the operating expenses of the Separate Account including those not covered by the mortality and expense and administrative charges.  There are deductions from and expenses paid out of the assets of the Fund.  These expenses are described in the attached prospectus for the JNL Series Trust and the JNL Variable Fund LLC.  For more information, please see the “Fund Operating Expenses” table beginning on page 8.

Premium Taxes. Your state charges Premium taxes or other similar taxes.  We pay these taxes and may make a deduction from your Contract Values for them.  Currently, the deduction would be 2% of a Premium payment, but we are not required to pay Premium taxes.

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division.  No federal income taxes are applicable under present law, and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“JNLD” or “Distributor”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts.  JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company (“Jackson®”), Jackson of NY's parent.  JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”).  JNLD is not a member of the Securities Investor Protection Corporation (“SIPC”).

The Contract is offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any legal responsibility to pay amounts that are owed under the Contract. The obligations and guarantees under the Contract are the sole responsibility of Jackson.  The financial institution, brokerage firm or insurance agency is responsible for delivery of various related disclosure documents and the accuracy of their oral description and recommendation of the purchase of the Contract.

Commissions are paid to broker-dealers who sell the Contracts.  While commissions may vary, they are not expected to exceed 8% of any Premium payment.  Where lower commissions are paid up front, we may also pay trail commissions.  We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions.  These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support.  They may not be offered to all broker-dealers, and the terms of any particular agreement may vary widely among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management and the volume and size of the sales of our insurance products.  They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives.  Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.  While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments.  Overrides are payments that are designed as consideration for product placement, assets under management and sales volume.  Overrides are generally based on a fixed percentage of product sales and generally range from 10 to 50 basis points (0.10% to 0.50%).  Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences, sponsorships and educational seminars.  Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses), client events, speaker fees and business development and educational enhancement items, including payments to third party vendors for such items.  Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.  Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.  Individual registered representatives may receive differing levels of sales and service support.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products:

Commonwealth Financial Network
ING Financial Partners Inc
INVEST Financial Corporation
Investment Centers of America
Lincoln Financial Advisors
LPL Financial Corporation
Merrill Lynch
MML Investors Services Inc
Morgan Keegan
National Planning Corporation
NEXT Financial Group, Inc.
Raymond James
RBC Capital Markets Corp
Securities America
Signator Investors, Inc
SII Investments
Stifel Nicolaus & Company
UBS Financial Services Inc
Wells Fargo Advisors
Woodbury Financial Services Inc

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products.  While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission.  You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus.  Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law.  We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges.  Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

•	National Planning Corporation,
•	SII Investments, Inc.,
•	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
•	Investment Centers of America, Inc., and
•	Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation.  Our affiliated broker-dealers may also sell the retail mutual funds of certain sub-advisers.  In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson of NY and Jackson, its parent.  Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation.  Unaffiliated broker-dealers are also compensated at the standard rates of compensation.  The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson of NY or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer.  You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

•	$5,000 under most circumstances
•	$2,000 for a qualified plan Contract

Minimum Additional Premiums:

•	$500 for a qualified or non-qualified plan
•	$50 for an automatic payment plan
•	You can pay additional Premiums at any time during the accumulation phase unless a specific optional benefit or feature provides limitations.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  There is a $100 minimum balance requirement for each Fixed Account and Investment Division.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.  We reserve the right to restrict availability or impose restrictions on the Fixed Account options.

Maximum Premiums:

•	The maximum aggregate Premiums you may make without our prior approval is $1 million.

The payment of subsequent Premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the death benefit or any GMWB.

Allocations of Premium. You may allocate your Premiums to one or more of the Fixed Account and Investment Divisions.  Each allocation must be a whole percentage between 0% and 100%.  The minimum amount you may allocate to the Fixed Account or an Investment Division is $100.  We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

Although more than 18 Investment Divisions and the Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.

We will issue your Contract and allocate your first Premium within two Business Days (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract.  If we do not receive all of the information that we require, we will contact you to get the necessary information.  If for some reason we are unable to complete this process within five Business Days, we will return your money.

Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Optional Contract Enhancements. You may elect one of our three optional Contract Enhancement endorsements.  The Contract Enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement or 4% Contract Enhancement endorsement.  Contract Enhancement endorsements are available only at the time you purchase your contract and to Owners 87 years old and younger.  If elected, a Contract Enhancement endorsement cannot be canceled.  You may not elect the 3% or 4% Contract Enhancement endorsements with the 20% Additional Free Withdrawal endorsement.  In addition, if you elect any Contract Enhancement endorsement, you cannot select the Capital Protection Program.

If you elect a Contract Enhancement endorsement, the following Fixed Account restrictions currently apply.  During the first eight Contract Years (six Contract Years for the 2% Contract Enhancement), the three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  During the first seven Contract Years (five Contract Years for the 2% Contract Enhancement), Premiums may be allocated to the one year Fixed Account Option.  However, any Premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the Premium.  Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account.  (See "The Fixed Account" on page 12.)  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

If an optional Contract Enhancement endorsement is elected, then at the end of any Business Day in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement) when we receive a Premium payment, we will credit your Contract Value with a Contract Enhancement.  The actual Contract Enhancement percentage applied to the Premium payment varies, depending upon which Contract Enhancement you have selected and the Contract Year in which you make your payment.  Therefore, the dollar amount of the actual Contract Enhancement credited to your Contract Value also varies, depending on the Contract Enhancement percentage applied and the amount of the Premium payment.   The Contract Enhancement percentage applied to a Premium payment is generally a declining and lesser percentage for Premium payments received after the first Contract Year (see the schedules below).

In addition, since total expenses for a Contract with a Contract Enhancement are higher than those for a Contract without a Contract Enhancement, it is possible that upon surrender you will receive less money back than you would have if you had not elected a Contract Enhancement.  This is discussed further on page 43.

2% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5+
Contract Enhancement Percentage of the Premium Payment	2.00%	2.00%	1.25%	1.25%	0.50%	0%

3% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	3.00%	3.00%	2.25%	2.00%	2.00%	1.00%	1.00%	0%

4% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	4.00%	4.00%	3.00%	2.50%	2.50%	1.25%	1.25%	0%

There is a charge for the optional Contract Enhancement endorsements that is assessed against the Investment Divisions and the Fixed Account for the Contract Enhancements, and its amount depends upon which Contract Enhancement endorsement you elect.  For more information about the charges for these endorsements, please see “Contract Enhancement Charge” on page 30.

We will impose a Contract Enhancement recapture charge if you:

•
make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected) (the recapture charge is imposed only on the excess amount above the free withdrawal amount),

•
make a partial withdrawal within the recapture charge schedule in excess of the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge), or

•	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of the Contract Enhancement will be recaptured.)

The Recapture Charge schedule(s) can be found beginning on page 30 of this prospectus.  The percentage amount of the recapture charge depends upon (i) the corresponding declining amount of the Contract Enhancement based on the Contract Year when the Premium payment being withdrawn was received and (ii) when the recapture charge is imposed based on the Completed Years since the receipt of the related Premium.  (See the examples in Appendix B showing how these recapture charges are applied to withdrawals.)

We will not impose the Contract Enhancement recapture charge on any amounts paid out as:

●	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your Remaining Premium in these Options);
●	death benefits;
●	income payments paid during the income phase;
●	withdrawals taken under your Contract's free withdrawal provisions;
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

●
withdrawals of up to $250,000 from the Separate Account or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract (see "Waiver of Withdrawal and Recapture Charges for Extended Care" on page 48 for more information).

For purposes of the recapture charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium, based on the completed years (12 months) since the receipt of Premiums.  (See example 2 in Appendix B for an illustration.)  We expect to make a profit on these charges for the Contract Enhancements.  Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.  In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

As referenced above, there is a charge for the optional Contract Enhancement endorsements.  This Contract Enhancement charge is based on the average daily net asset value of your allocations to the Investment Divisions and is deducted from the total value of the Separate Account.  In addition, for the Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected.  Therefore, you will incur charges on the entire amounts included in your Contract, which includes Premium payments made in the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years (five for the 2% Contract Enhancement).  As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected a Contract Enhancement. Jackson of NY will recapture all or part of any Contract Enhancements if you make withdrawals in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement).   We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

Charges for the Contract Enhancement are not assessed after the seventh Contract Year (fifth for the 2% Contract Enhancement).  Accordingly, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement charge.  If you make Premium payments only in the first Contract Year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected a Contract Enhancement, regardless of investment performance.  Contract Values may also be higher if you pay additional Premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement Charge for less than seven full years (five for the 2% Contract Enhancement).

In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

•	death benefits computed on the basis of Contract Value;
•	withdrawals taken under the 10% free withdrawal provision (or the 20% Additional Free Withdrawal Endorsement, if elected);
•	withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code;
•	withdrawals under our extended care benefit. For more information, please see “Waiver of Withdrawal and Recapture Charges for Extended Care” beginning on page 48.

You currently may not elect any Contract Enhancement endorsement with the Capital Protection Program.

The 3% and 4% Contract Enhancement may not be selected with the 20% Additional Free Withdrawal option.

Capital Protection Program.  If you select our Capital Protection program at issue, we will allocate enough of your Premium to the Fixed Account you select to assure that the amount so allocated will equal at the end of a selected period of 1, 3, 5, or 7 years, your total original Premium paid. You may allocate the rest of your Premium to any Investment Division(s).  If any part of the Fixed Account value is surrendered or transferred before the end of the selected guarantee period, the value at the end of that period will not equal the original Premium. This program is available only if Fixed Account options are available.  There is no charge for the Capital Protection Program.  You should consult your Jackson of NY representative with respect to the current availability of 3, 5, 7 year Fixed Account options and the availability of the Capital Protection program.

Currently, the Capital Protection Program is not available if you elect a Contract Enhancement endorsement.

For an example of capital protection, assume you made a Premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3% per year.  We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken.  The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson of NY receives a Premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year.  Jackson of NY will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years.  The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all of your Premium to achieve the intended result.  In each case, the results will depend on the interest rate declared for the guaranteed period.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select.  In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.”  During the income phase we use a measure called an “Annuity Unit.”
Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

•	determining the total amount of assets held in the particular Investment Division;
•	subtracting any asset-based charges and taxes chargeable under the Contract; and
•	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in the computation.

The value of an Accumulation Unit may go up or down from day to day.  The base Contract has a different Accumulation Unit Value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit Value.

When you make a Premium payment, we credit your Contract with Accumulation Units.  The number of Accumulation Units we credit is determined at the close of that Business Day by dividing the amount of the Premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

In connection with arrangements we have to transact business electronically, we may have agreements in place whereby the time when certain broker-dealers receive your initial Purchase Payment and all required information in Good Order will be used for initial pricing of your Contract values.  However, if we do not have an agreement with a broker-dealer providing for these pricing procedures, initial Purchase Payments received by the broker-dealer will not be priced until they are received by us. As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency.  Please check with your financial representative to determine if his/her broker-dealer has an agreement with us that provides for these pricing procedures.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between the Fixed Account and an Investment Division must occur prior to the Income Date.

You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the Business Day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Transfers from the Fixed Account generally will be subject to any applicable Interest Rate Adjustment.

Potential Limits and Conditions on Fixed Account Transfers. There may be periods when we do not offer any Fixed Account.  We can prohibit or impose limitations or other requirements on transfers to or from the Fixed Account, as permitted by applicable law. Currently, for Contracts with an optional Contract Enhancement, transfers are not permitted to a Fixed Account Option during the first eight Contract Years (six Contract Years for the 2% Contract Enhancement).  This restriction may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

In addition, the Contracts also specifically reserve the right to impose the limitations and conditions set forth in 1-4 below with respect to the one-year Fixed Account Option.  Although we are not imposing these restrictions as of the date of this prospectus, if we do decide to impose them, they could provide as follows with respect to both new and already outstanding Contracts:

1.  During any Contract Year, the aggregate dollar amount of all transfers from the one-year Fixed Account Option (including transfers at the end of the one-year period) could not exceed whichever of the following three maximums apply to you for that year:

•
Maximum transfers during the first Contract Year in which you have Contract Value in the one-year Fixed Account Option subject to these restrictions: 1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary;

•	Maximum transfers during any subsequent Contract Year, if you had Contract Value subject to these restrictions during the preceding Contract year:

i.	1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did not make a 1/3 transfer in the preceding year as mentioned above or

ii.	1/2 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did make such a 1/3 transfer in the preceding year; or

•
Maximum transfers during any Contract Year, if you had Contract Value subject to these restrictions during both of the preceding two Contract Years and, in those years, you made the 1/3 maximum transfer in the first year and 1/2 maximum transfer in the second year as mentioned above: all of your remaining Contract Value in the one-year Fixed Account Option.

2.  We could require that any transfer from the one-year Fixed Account Option in a Contract Year occur at least twelve months after the most recent such transfer in the previous Contract Year.

3.  We could restrict or prohibit your transfers into or allocations of any additional Premiums to the one-year Fixed Account Option in any Contract Year in which you make a transfer from the one-year Fixed Account Option.

4.  We could restrict or prohibit your transfers from the one-year Fixed Account Option in any Contract Year in which you make a transfer into or allocate any additional Premiums to the one-year Fixed Account Option.

We may impose restrictions 1-4 separately or in combination but we expect that they would be imposed as a group, so that you would be subject to all of these restrictions if you are subject to any of them.

Certain systematic investment programs could be excluded from the restrictions listed in 1-4 above, such that transfers under those programs would not count against the maximum amounts that may be transferred out of the one-year Fixed Account Option and the Contract Value under such programs would be excluded from the computation of such maximum amounts.

We also could permit or require that a systematic transfer program be used to make transfers from any Fixed Account Options. For example, you could be permitted to have the three transfers that are referred to in restriction 1 above automated through a systematic transfer out (“STO”) on each of your next three Contract Anniversaries.  The amount automatically transferred on each of such three Contract Anniversaries would be the maximum amount that would be permitted to be transferred on that date under restriction 1, such that following the automatic STO transfer on the third such Contract Anniversary you would no longer have any Contract Value in the one-year Fixed Account Option.  If we establish such an STO for you, however, we would (pursuant to restrictions 3 and 4 above) prohibit you from making any other transfer from, or any Premium payments or transfers into, the one-year Fixed Account Option during any Contract Year in which an automatic STO transfer is made for you.  Also (pursuant to restriction 2 above) you could elect such an STO only if (i) at least twelve calendar months have passed since your last STO program (if any) had ended and (ii) during the Contract Year in which you make the election, you have not made any transfers from, or any Premium payments or transfers into the one-year Fixed Account Option (unless you made the transfer or Premium payment before the time we had instituted restrictions 1-4). Transfers pursuant to any STO would not count toward your 15 free transfer limit.

If we require you to commence an STO at a time when, due to any of the foregoing restrictions, you would not be eligible to elect such a program, the three annual STO transfers will be delayed.  In that case, the first such STO transfer would occur on the first Contract Anniversary after you are eligible to elect an STO.

If we impose the restrictions described in 1-4 above, we would provide you prompt written notice of that fact, as well as any requirement or option to commence an STO.  In that case, the restrictions would be effective immediately and we would not expect to provide you with an opportunity to make transfers from the one-year Fixed Account Option, other than in compliance with and subject to the limitations in such restrictions.  Accordingly, you should consider whether you are willing to be subject to those limitations before you allocate any Premiums or transfers to the one-year Fixed Account Option.

We also may restrict your participation in any systematic investment program if you allocate any amounts to a Fixed Account Option.

Restrictions on Transfers: Market Timing.  The Contract is not designed for frequent transfers by anyone.  Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund.  Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing.  Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract.  To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days.  Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

•	limiting the number of transfers over a period of time;
•	requiring a minimum time period between each transfer;
•	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
•	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive Business Days.  In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size.  We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary.  If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer.  We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption.  We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program.  We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship.  These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application.  Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures.  We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract.  We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time.  If these policies and procedures are ineffective, the adverse consequences described above could occur.  We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephone transfer privileges, as described above.  Our Annuity Service Center representatives are available during business hours to provide you with information about your account.  We require that you provide proper identification before performing transactions over the telephone or through our Internet website.  For Internet transactions, this will include a Personal Identification Number (PIN).  You may establish or change your PIN at www.jackson.com.

What You Can Do and How.  You may make transfers by telephone or through the Internet unless you elect not to have this privilege.  Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary.  To notify us, please call us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When.  When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit Value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you.  If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day.  Otherwise the instructions will be carried out the next Business Day.  We will retain permanent records of all web-based transactions by confirmation number.  If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction.  You may only cancel an earlier telephonic or electronic transfer requests made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes.  Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine.  Our procedures include requesting identifying information and tape-recording telephone communications, and other specific details.  We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize.  However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times.  We also reserve the right to modify, limit, restrict or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.  Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

•	by making either a partial or complete withdrawal;
•	by electing the Systematic Withdrawal Program;
•	by electing a Guaranteed Minimum Withdrawal Benefit; or
•	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge.  For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  When you make a complete withdrawal you will receive the value of your Contract as of the end of the Business Day your request is received by us in Good Order, minus any applicable Premium tax, the annual contract maintenance charges, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Interest Rate Adjustment.  For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 29.

Your withdrawal request must be in writing.  We will accept withdrawal requests submitted via facsimile.  There are risks associated with not requiring original signatures in order to disburse the money.  To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature, of any address change.  We do not assume responsibility for improper disbursement if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Investment Division from which you are making the withdrawal.  If you are not specific, your withdrawal will be taken from your allocations to the Fixed Account and Investment Divisions based on the proportion their respective values bear to the Contract Value.  With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.  After your withdrawal, at least $100 must remain in each Fixed Account or Investment Division from which the withdrawal was taken.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal.  There are conditions and limitations, so please contact our Annuity Service Center for more information.  Our contact information is on the cover page of this prospectus.  We neither endorse any investment advisers, nor make any representations as to their qualifications.  The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.  There are limitations on withdrawals from qualified plans.  For more information, please see “TAXES” beginning on page 120.

Waiver of Withdrawal and Recapture Charges for Extended Care. We will waive the withdrawal charges and recapture charges (but not any Interest Rate Adjustment) that would otherwise apply in certain circumstances by providing you, at no charge, an Extended Care Benefit, on amounts of up to $250,000 from the Fixed Account and Investment Divisions that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.  You may exercise this benefit once under your Contract.

Optional Five-Year Withdrawal Charge Period. If you are 85 years of age or younger, you may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal charge period a five-year withdrawal charge period with withdrawal charges in contribution years one through five of 6.5%, 5%, 3%, 2% and 1%, respectively, and 0% thereafter.  The charge for this optional feature on an annualized basis is 0.30% of the average daily net asset value of your allocations to the Investment Divisions.

The charges for the Five-year Withdrawal Charge Period option continues for as long as you hold the Contract.  The potential benefits of this option normally will persist for no more than four-to-six years, depending on performance (the greater the performance the less the benefit) and payment patterns (large subsequent payments in relation to the initial payment make the benefit persist for a longer time than for a Contract where only the initial payment is made).

20% Additional Free Withdrawal.  You may elect an endorsement to your Contract that permits you to withdraw an additional 20% of Premiums that are subject to a withdrawal charge, minus earnings during a Contract Year without a withdrawal charge. You will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. This endorsement will replace the 10% Free Withdrawal endorsement.  The 20% Additional Free Withdrawal endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals.  The 20% Additional Free Withdrawal endorsement provides extra liquidity in any market environment but, when it is elected in combination with any GMWB, taking full advantage of the endorsement may have an adverse effect on the GMWB if the withdrawal exceeds the GAWA, as a withdrawal in excess of the GAWA may always reduce the GAWA and potentially limit the benefits available.  In fact, any time you use the 20% Additional Free Withdrawal Endorsement when the amount of the withdrawal exceeds the GAWA and the Contract Value is less than the GWB, it is disadvantageous.  You may not elect this option if you elect the 3% or 4% Contract Enhancement endorsements.

Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their Beneficiaries.  The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs.  Moreover, the GMWB does not assure that you will receive any return on your investments.  The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation.  Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns.  The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up.  However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value.  Our obligations to pay you more than your Contract Value will only arise under limited circumstances.  Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with Bonus and Step-Up and Joint For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount endorsements are available only to spouses and differ from the For Life GMWB with Bonus and Step-Up without the Joint Option and For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount without the Joint Option endorsements (which are available to spouses and unrelated parties) and enjoy the following advantages:

●
If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective.  (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the “LifeGuard Freedom Flex GMWB With Joint Option” subsection beginning on page 97 and the For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with the Joint Option subsection beginning on 73.)

●
If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

The Joint For Life GMWBs have a higher charge than the respective For Life GMWBs without the Joint Option.

Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits.  The cumulative cost of a GMWB also is greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59 1/2) and a GWB Adjustment (70)) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide.

Guaranteed Minimum Withdrawal Benefit Important Special Considerations. Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin.  The Income Date is either a date that you choose or the Latest Income Date.  The Latest Income Date is the Contract Anniversary on or next following the Owner's 95th birthday under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law or regulation.  (For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 114.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you.  Naturally, you should discuss with your Jackson of NY representative whether a GMWB is even suitable for you.  Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date.  Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize.

Please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate.  Please see “Election” and “Withdrawals” under each GMWB for more information about the GWB and GAWA.  Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

Required Minimum Distributions under Certain Tax Qualified Plans. (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB.  However, for the MarketGuard Stretch GMWB, please refer to the Stretch RMD Notes on page 111.  For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without compromising the guarantees. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD.

RMD NOTES:  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB.  For information regarding the RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis.  But with a GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2013 Contract Year (ending June 30) is $10.  The RMDs for calendar years 2012 and 2013 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2012 and $8 in each of the two halves of calendar year 2013, then at the time the withdrawal in the first half of calendar year 2013 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2013 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule permits that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1942, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.
If the Owner delays taking his first RMD (the 2012 RMD) until March 30, 2013, he may still take the 2013 RMD before the next Contract Year begins, June 30, 2013 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2013 RMD) after June 30, 2013, he should wait until the next Contract Year begins (that is after June 30, 2014) to take his third RMD (the 2014 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts in varying circumstances and with specific factual assumption, are at the end of the prospectus in Appendix D, specifically examples 4, 5, and 7 under any particular GMWB.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that a particular GMWB ultimately suits your needs relative to your RMD.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements.  With regard to other qualified plans, you must determine what your qualified plan permits.  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”). The following description of this GMWB is supplemented by the examples in Appendix D under section “I. SafeGuard Max”, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the step-ups.  This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earlier of:

●	The Owner's (or any joint Owner's) death;
Or
●	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.
The GWB is the guaranteed amount available for future periodic withdrawals.
PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or on any Contract Anniversary; and once added cannot be canceled.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.  Please see “Election” and “Withdrawals” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead added this GMWB to your Contract post issue on a Contract Anniversary, the GWB was calculated based on Contract Value, which included any previously applied Contract Enhancements, and, as a result, we subtracted any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D under section “I. SafeGuard Max”.)  The GWB can never be more than $5 million (including upon step-up), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB might be continued by a spousal Beneficiary.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  Once the GAWA percentage is determined, it will not change.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 74	7%
75 – 79	8%
80 – 84	9%
85+	10%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 124).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  If the GWB falls below the GAWA at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “I. SafeGuard Max” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 49, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “I. SafeGuard Max”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in	The GWB is recalculated, equaling the greater of:
the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 12.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “I. SafeGuard Max” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “I. SafeGuard Max”.)

Upon election of a step-up, the GMWB charge may be increased, subject to the maximum charges listed above.

With a step-up –	The GWB equals Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

The first opportunity for a step-up is the fifth Contract Anniversary after this GMWB is added to the Contract.  Thereafter, a step-up is allowed at any time, but there must always be at least five years between step-ups.  The GWB can never be more than $5 million with a step-up.  A request for step-up is processed and effective on the date received in Good Order.  Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon election of a step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the payment; Or
	●	The GWB after the payment.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, no death benefit is payable.

Spousal Continuation.  If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner.
If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  Your spouse may elect to step-up on the continuation date.  If the Contract is continued under the Special Spousal Continuation Option (please see “Special Spousal Continuation Option” on page 119), the value applicable upon step-up is the Contract Value, including any adjustments applied on the continuation date.  Any subsequent step-up must follow the step-up restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).  Upon spousal continuation of a Contract without the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, if the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up is available at the time, the spouse may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 119.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The first date both the GWB and the Contract Value equals zero; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  The GAWA percentage will not change after election of this option.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”). The following description is supplemented by the examples in Appendix D under section “II. AutoGuard 5, AutoGuard 6” that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit, which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value.  This GMWB is available to add to a Contract on the Contract’s Issue Date or on any Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract).  We may further limit the availability of this optional endorsement.  Once selected, the 5% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected.  We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus any Contract Enhancement will be used as the basis for determining the GWB.  The 5% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value.  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 5% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%.  However, withdrawals are not cumulative.  If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year.  If you withdraw more than 5%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.  If the GWB falls below the GAWA at the time of an Excess Withdrawal (see below) or at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Interest Rate Adjustments, and other charges and adjustments as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  Also, the GAWA will increase by either (a) 5% of the  sum of i) the subsequent Premium payment less any applicable taxes, plus ii) any Contract Enhancement,  or (b) 5% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  See Example 3b in Appendix D under section “II. AutoGuard 5, AutoGuard 6”to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see ““RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 49, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

•	the GWB prior to the partial withdrawal less the partial withdrawal; or
•	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is unchanged at the time of the withdrawal.  At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, withdrawals greater than the GAWA or RMD, as applicable, may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D under section “II. AutoGuard 5, AutoGuard 6”).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Interest Rate Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-Up.  If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary (“step-up”). After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

Spousal Continuation.  If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up.  The 5% GMWB With Annual Step-Up also terminates with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; upon the first date both the GWB and Contract Value equal zero; or upon conversion, if available – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as Owner, or death of a joint Owner, all payments cease.  No other death benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.  In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  This income option is only available on your Latest Income Date (see “Income Payments (the Income Phase)”) on page 114.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”).  The following description is supplemented by the examples in Appendix D under section “II. AutoGuard 5, AutoGuard 6” that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit, which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. This GMWB is available to add to a Contract on the Contract’s Issue Date or on any Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract). We may further limit the availability of this optional endorsement.  Once selected, the 6% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected.  We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus any Contract Enhancement, will be used as the basis for determining the GWB.  The 6% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value.The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 6% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%.  However, withdrawals are not cumulative.  If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year.  If you withdraw more than 6%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.  If the GWB falls below the GAWA at the time of an Excess Withdrawal (see below) or at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Interest Rate Adjustments, and other charges and adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  Also, the GAWA will increase by either (a) 6% of the  sum of i) the subsequent Premium payment less any applicable taxes plus ii) any Contract Enhancement, or (b) 6% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  See Example 3b in Appendix D under section “II. AutoGuard 5, AutoGuard 6” to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 49, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is unchanged at the time of the withdrawal.  At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the partial withdrawal or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, withdrawals greater than the GAWA or RMD, as applicable, may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D under section “II. AutoGuard 5, AutoGuard 6”).  For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Interest Rate Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.   For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-up.  If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary (“step-up”). After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.
Spousal Continuation.  If you die before annuitizing a Contract with the 6% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up.  The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; upon the first date both the GWB and Contract Value equal zero; or upon conversion, if permitted – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as Owner, or the death of a joint Owner, all payments cease.  No other death benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.  In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  This income option is only available on your Latest Income Date (see “Income Payments (the Income Phase)”) on page 114.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract.  Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix D under section “III. LifeGuard Freedom 6 Net”.  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero. (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.  Please see “Withdrawals” below for more information about the GAWA and Earnings-Sensitive Adjustments.  The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Owners 35 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or on any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  We do not allow any other changes of Owner.  An Owner should seek the advice of tax counsel before considering an ownership change.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –
The GWB equals Contract Value.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.  Recapture charges are imposed on withdrawals under this GMWB as explained under "More on Withdrawals" on page 67.  The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 34).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional Income Upgrade Table, are as follows:

Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 124).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 28. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% Table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 12 in Appendix D under section “III. LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 49, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the	●	The GWB before the withdrawal less the withdrawal; Or
greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments	●	Zero.
during that Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 12c in Appendix D under section “III. LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, plus the Earnings- Sensitive Adjustments	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

during that Contract Year, if any –	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or
2.	The amount equal to:
a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,
b.	the greater of the GAWA or the RMD; less
c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or
2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  The GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes, if elected at issue, or Contract Value less any recapture charges that would be assessed on a full withdrawal, if elected on a Contract Anniversary (subject to availability).

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.

With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or
2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:
a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or
b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:

a.	zero; or

b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the GAWA plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).

Since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 12 in Appendix D under section “III. LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 12.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 71st birthday,

Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III. LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III. LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “III. LifeGuard Freedom 6 Net” for an illustration of this  GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “III. LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “III. LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The BDB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement, if elected at issue, or Contract Value, if elected on a Contract Anniversary (subject to availability).

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary, following the effective date of this GMWB, the GMWB charge may be increased, subject to the applicable maximum annual charge. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value and no death benefit is payable.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date.  The GAWA percentage will not change on future step-ups, even if the Contract Value exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 119.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49  for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “III. LifeGuard Freedom 6 Net”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “III. LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net With Joint Option”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner and the Owner's spouse to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix D under section “III. LifeGuard Freedom 6 Net”.  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

Except as otherwise discussed below, the election of this GMWB under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”   In such cases, the Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants.  In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed. An Owner should seek the advice of tax counsel before considering an ownership change.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered Life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon spousal continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under qualified custodial account contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.  Please see “Withdrawals” below for more information about the GAWA and Earnings-Sensitive Adjustments.  The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range).  This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –
The GWB equals Contract Value.

The GAWA is determined based on the youngest Covered Life’s attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.  Recapture charges are imposed on withdrawals under this GMWB as explained under "More on Withdrawals" on page 79.  The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 35).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional Income Upgrade Table, are as follows:

Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%
65 – 69	4.25%	4.50%
70 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 124).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 28. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 12 in Appendix D under section “III. LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 49, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, plus the Earnings- Sensitive Adjustments during that	●	Zero.
Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 12c in Appendix D under section “III. LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

during that Contract Year, if any –	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or
2.	The amount equal to:
a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,
b.	the greater of the GAWA or the RMD; less
c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or
2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  The GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes, if elected at issue, or Contract Value less any recapture charges that would be assessed on a full withdrawal, if elected on a Contract Anniversary (subject to availability).

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.

With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or

2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:

a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or

b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:

a.	zero; or

b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You and your spouse are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0)) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the MEWAR plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).

Since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 12 in Appendix D under section “III. LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “The Fixed Account” beginning on page 12.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 82nd birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III. LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III. LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “III. LifeGuard Freedom 6 Net” for an illustration of this  GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “III. LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “III. LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The BDB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement, if elected at issue, or Contract Value, if elected on a Contract Anniversary (subject to availability).

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 3.00%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 73 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount benefit.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value and no death benefit is payable.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above.  The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.
New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.  The GAWA percentage will not change on future step-ups.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 119.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “III. LifeGuard Freedom 6 Net”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period.  The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “III. LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).

These are Guaranteed Minimum Withdrawal Benefits (GMWBs) that guarantee the withdrawal of minimum annual amounts for the duration of the life of the Owner (or, in the case of joint Owners, until the death of any joint Owner) and, if for two Covered Lives,* until the death of the Owner and the Owner’s spouse.  The amount of withdrawals that you can make will depend on how you combine the many optional features under these GMWBs, but we guarantee the minimum annual withdrawal amount regardless of the performance of the underlying investment options.

* LifeGuard Freedom Flex GMWB with Joint Option provides for coverage for the life of the Owner and Owner’s spouse (“Covered Lives”).  In the case of tax-qualified Contracts owned by a natural person, the Owner and the primary spousal Beneficiary named as of the effective date of this endorsement will each be considered a Covered Life. On non-qualified LifeGuard Freedom Flex GMWB with Joint Option Contracts owned by natural persons, the spousal joint Owners will each be considered a Covered Life.

These GMWBs permit, prior to being added to the Contract, a selection among combinations of the following optional features (Options):

•	a range of bonus percentage amounts,
•	annual or quarterly Contract Value Step-Ups (quarterly step-ups are applied annually based on the highest quarterly Contract Value), and
•	an optional death benefit.

Following is a summary of the available combinations of Options:

LifeGuard Freedom Flex GMWB - Available Option Combinations
Step-Up
Bonus	Annual or Highest Quarterly Contract Value	Freedom Flex Death Benefit (DB) NY

5%	Annual
5%	Quarterly
6%	Annual	Yes*
6%	Quarterly
7%	Annual
7%	Quarterly

LifeGuard Freedom Flex with Joint Option GMWB-
Available Option Combinations

Step-Up
Bonus	Annual or Highest Quarterly
Contract Value

5%	Annual
5%	Quarterly
6%	Annual

*This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

These GMWBs may be appropriate for those individuals who are looking for a combination of Options within a GMWB that differs from the combinations of specified similar features offered by Jackson under other GMWBs.  Thus, the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB allow the Owner (or the Owner and the Owner’s spouse), with the assistance of his or her representative, to select an available combination of Options, consistent with a variety of considerations, such as: his or her expectations of market performance; anticipated timing of subsequent Premiums; needs for future guaranteed annual percentage of withdrawals; expectation of need for early or unscheduled withdrawals to fund then current living expenses and obligations; marital and family status; and tax-qualified or non-tax-qualified purpose of the investment.

Differences in the percentage of a Bonus Option or differences in the method of computing Contract Value for purposes of a step-up Option do not otherwise affect the operation of the resulting combination of Options.

References to “this GMWB” apply to each of the GMWBs, LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex GMWB with Joint Option GMWB, including all of the available combinations of Options that each provides, as discussed below.  In addition, as disclosed in the Fee Table, above, and footnotes below the fees and charges of each GMWB will vary depending on the mix of Options. Upon selection of the Options and a request for one of these GMWBs received in Good Order, the Owner will receive an endorsement to the Contract reflecting the selection of Options.

Each combination of Options, other than the combination that includes the LifeGuard Freedom Flex DB NY (for information about the LifeGuard Freedom Flex DB NY, please see “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 117.) is offered to Owners between the ages of 35 and 80.  As explained below with regard to both the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB, the timing and amounts of withdrawals have a significant impact on the amount and duration of benefits.  The cumulative costs of these GMWBs also are greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as the For Life Guarantee (59 1/2) and the GWB Adjustment (71, or 82 with Joint Option) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that this GMWB might provide.

These GMWBs may not be terminated by the Owner independently from the Contract to which they are attached.

LifeGuard Freedom Flex GMWB.

The following description of this GMWB is supplemented by the examples in Appendix D under section “IV. LifeGuard Freedom Flex”, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups and example 11 for the guaranteed withdrawal balance adjustment.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) subject to the following:

●	The guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Owners 35 to 80 years old, or 35 to 70 years old if you select the Option combination that includes the LifeGuard Freedom Flex DB NY, (proof of age is required).  This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary.  Please note, while this GMWB may be added to a Contract on any Contract Anniversary (subject to availability), the LifeGuard Freedom Flex DB NY is not available after issue and can only be added on the Issue Date.  Once added this GMWB cannot be cancelled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.    If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  Availability of this GMWB may be subject to further limitation.

We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.  Please see “Election” and “Withdrawals” below for more information about the GWB and GAWA.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

On the Contract Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value.
Anniversary, as subject to availability –
The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's or any joint Owner’s death, the For Life Guarantee is void.  However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information. If the For Life Guarantee is not in effect, upon the death of the Owner or the death of any joint Owner or the depletion of the GWB, all payments will cease and Spousal Continuation is not available.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to the bonus option percentage you have selected (5%, 6% or 7% ) and your age group.  Age group is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 35).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group and bonus option percentages, depending on whether you elected the Optional Income Upgrade Table, are as follows:

5% and 6% Bonus Options			7% Bonus Option
Ages	Base GAWA% Table	Optional Income Upgrade Table	Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%	35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%	65 – 69	4.25%	4.50%
75 – 80	5.75%	6.00%	70 – 74	4.75%	5.00%
81+	6.75%	7.00%	75 – 80	5.75%	6.00%
			81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 124).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 28. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “IV. LifeGuard Freedom Flex” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 49, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “IV. LifeGuard Freedom Flex”). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to t he partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 12.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 71st birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of  i) the Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV. LifeGuard Freedom Flex”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV. LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “IV. LifeGuard Freedom Flex” for an illustration of this  GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “IV. LifeGuard Freedom Flex” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected cannot be changed .  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6 and 7% Bonus Options. Under the other method the GWB will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below for the applicable 5, 6, and 7% Bonus Options  (“Highest Quarterly Contract Value”).

The Contract Anniversary Value method, as opposed to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
GAWA or RMD, as applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancement if this GMWB is elected at issue or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's (or the oldest joint Owner’s) attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the applicable Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value. (subject to a $5 million maximum).

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonus that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you, which Contract Value is used to calculate the step-up, and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or any Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Also see the “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 117 for the death benefit that differs from the Contract’s death benefit and is available only in combination with the selection of the 6% Bonus, and the Annual Anniversary Contract Value Step-up.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die when your Contract Value is zero, all rights under your Contract cease,  no subsequent Premium payments will be accepted, all optional endorsements terminate without value, and no death benefit is payable, including the LifeGuard Freedom Flex DB NY.

Spousal Continuation.  In the event of the Owner's death (or any Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB Adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date (as if that person survived to that date).  The GAWA percentage will not change on future step-ups, even if the Contract Value, as determined based on (as applicable) either the Contract Anniversary Value or the Highest Quarterly Contract Value, exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 119.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or any Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or any Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5, 6 and 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “IV. LifeGuard Freedom Flex”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5, 6 or 7% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancements.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5, 6 or 7% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if joint Owners, the oldest Owner’s) 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up  Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB is added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “IV. LifeGuard Freedom Flex”  for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

LifeGuard Freedom Flex with Joint Option GMWB.

The description of this GMWB is supplemented by the examples in Appendix D under section “IV. LifeGuard Freedom Flex”, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 10 for the For Life guarantees and example 11 for the guaranteed withdrawal balance adjustment.

Except as otherwise discussed below, the election of this GMWB under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”   In such cases, the Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants.  In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee, and it will never become effective.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB  and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary.  This GMWB cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue Joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.  Please see “Election” and “Withdrawals” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancements.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value.
Anniversary –
The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any Bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 36).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional Income Upgrade Table, are as follows:

Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%
65 – 69	4.25%	4.50%
70 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 124).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 28. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “IV. LifeGuard Freedom Flex” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 49, for more information.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, is less than or equal to the greater of the	●	The GWB before the withdrawal less the withdrawal; Or
GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “IV. LifeGuard Freedom Flex”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all p rior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 12.  Withdrawals may be subject to a recapture charge on any Contract Enhancements.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 82nd birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV. LifeGuard Freedom Flex”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV. LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “IV. LifeGuard Freedom Flex” for an illustration of this  GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “IV. LifeGuard Freedom Flex” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected cannot be changed.  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary (the “Contract Anniversary Value”) for the applicable 5 and 6% Bonus Options. (a “step-up”). Under the other method the GWB  will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below, for the applicable 5% Bonus Option  (“Highest Quarterly Contract Value”).  (See Examples 6 and 7 in Appendix D under section “IV. LifeGuard Freedom Flex”.)

The Contract Anniversary Value method, as opposed to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
GAWA or RMD, as applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancements, if this GMWB is elected at issue, or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value  is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, subject to a $5 million maximum.

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonuses that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 97 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this GMWB.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB Adjustment provision is in force on the Continuation Date then the provision will continue to apply in accordance with the applicable GWB Adjustment provision rules above.  The GWB Adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB Adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.

New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the Continuation Date (as if that person survived to that date).

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 119.

Termination.  This GMWB terminates, subject to a prorated GMWB Charge assessed for the period since the last monthly charge, and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or any joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 49for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5 or 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “IV. LifeGuard Freedom Flex”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5 or 6 % of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5 or 6% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period.  The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.  Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “IV. LifeGuard Freedom Flex”  for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”). The following description of this GMWB is supplemented by the examples in Appendix D under section “V.  MarketGuard Stretch”, particularly example 2 for the varying benefit.

This GMWB is available under Contracts which are purchased by the Owner with proceeds that are payable to the Owner as beneficiary of tax qualified or non-qualified death benefits as a result of the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. This GMWB is also available to an eligible Beneficiary entitled to death benefit payments under an existing Contract, who will be considered an Owner for purposes of this GMWB.   The proceeds must be subject to the minimum distribution requirements of the Internal Revenue Code (the “Code”) applicable to beneficiaries.  The distributions that will be made under this GMWB are commonly referred to as “MarketGuard Stretch” distributions since they allow beneficiaries to receive payments over a period of time not exceeding their life expectancies.

Availability of this GMWB is subject to the following additional requirements:

•
This GMWB is not available if the Owner has already commenced receiving the required minimum distributions prior to the issue date of this GMWB (or was required to commence distributions and failed to do so).

•
This GMWB is not available if a trust was the designated beneficiary of the death benefit proceeds and as a result the Owner must apply the life expectancy payout method using an age different from his or her own.

•
The Owner must meet the applicable minimum distribution requirements by electing the life expectancy payout method as defined under the Code applicable to beneficiaries. This GMWB is not available if the Owner uses other payout methods, including payout methods available only for surviving spouses under special Code rules.

•
The Owner must commence the minimum distributions not later than 1 year after the deceased owner’s death (for non-qualified Contracts) or not later than the end of the calendar year following the calendar year in which the deceased owner died (for tax-qualified Contracts).

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earliest of:

•	The Owner’s death;

•
Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value (The GWB is the guaranteed amount available for future periodic withdrawals); or

•	The end of the GMWB Maturity Year (please see the “GMWB Maturity Year” section on page 112).

PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract and your tax advisor to be sure that this GMWB ultimately suits your needs.

This GMWB is available to individual Owners up to 80 years old on the latest required date of the first minimum distribution under the Internal Revenue Code applicable to the Contract (proof of age is required); may be added to a Contract on the Issue Date or on any Contract Anniversary; and once added cannot be canceled.   If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

This GMWB is available to natural Owners on qualified and non-qualified Contracts. It is also available to non-natural Owners on qualified Contracts. Joint annuitants are not permitted if there is a non-natural Owner.

We allow ownership changes of a Contract with this GMWB only when the Owner is a trust and the ownership change is to the Annuitant.  Otherwise, ownership changes are not allowed.  Changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and  the required minimum distribution under the Contract (Stretch RMD).  Please see “Election” and “Withdrawals” below for more information about the GAWA.  For purposes of this GMWB, the Stretch RMD is the amount defined by the Internal Revenue Code as the minimum distribution requirement under the life expectancy payout method applicable to the Contract which is attributable to the proceeds from the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. Withdrawals exceeding the above limit cause the GWB and GAWA to be recalculated.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead add this GMWB to your Contract post issue on a Contract Anniversary (subject to availability), the GWB is calculated based on Contract Value, which includes any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D under section “V.  MarketGuard Stretch”.)  The GWB can never be more than $5 million, and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB may be continued by a Beneficiary.  Please see the “Continuation By Beneficiary” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  For a qualified Contract with a non-natural Owner, the age of the Annuitant is used to determine the GAWA percentage.  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 54	4.5%
55 – 59	5.0%
60+	5.5%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 124).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA  to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or  the Stretch RMD (if greater than the GAWA).  If the GWB falls below the GAWA at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  The tables below clarify what happens in each instance.

This GMWB allows withdrawals greater than the GAWA to meet the Contract's Stretch RMD without compromising the endorsement's guarantees.  Examples 4 and 5 in Appendix D under section “V.  MarketGuard Stretch” supplement this description.  Because the intervals for the GAWA and Stretch RMDs are different, namely Contract Years versus calendar years, and because Stretch RMDs are subject to other conditions and limitations, please see “Stretch RMD NOTES” below for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or Stretch RMD, as applicable –	●	Zero.
The GAWA and the GMWB Charge Base are unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

You may withdraw the greater of the GAWA or Stretch RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or Stretch RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “V.  MarketGuard Stretch”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in	The GWB is recalculated, equaling the greater of:
the current Contract Year, exceeds t he greater of the GAWA or Stretch RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Stretch RMD withdrawals in excess of the free withdrawal amount are not subject to a withdrawal charge.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 12 .  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, Stretch RMDs, withdrawals of asset allocation and advisory fees, partial transfers and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 120.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

STRETCH RMD NOTES:  Notice of a Stretch RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  We may require you to set up a systematic withdrawal program to meet the Stretch RMDs. Eligible withdrawals that are specified as Stretch RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of Stretch RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's Stretch RMD requirements.  If your requested Stretch RMD exceeds our calculation of the Stretch RMD for your contract, your request will not be eligible for the waiver of any applicable charges (i.e. withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  For information regarding the Stretch RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, Stretch RMDs are calculated and taken on a calendar year basis.  But with this GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and Stretch RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the Stretch RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the Stretch RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2013 Contract Year (ending June 30) is $10.  The Stretch RMDs for calendar years 2012 and 2013 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2012 and $8 in each of the two halves of calendar year 2013, then at the time the withdrawal in the first half of calendar year 2013 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2013 Contract Year is less than the higher Stretch RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D under section “V.  MarketGuard Stretch”, particularly examples 4 and 5.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your Stretch RMD.

Premiums.

Subsequent Premium payments are only permitted on tax-qualified Contracts and must be a transfer from a qualified plan. Subsequent Premium payments must be received within 180 days of the Issue Date.

With each subsequent Premium payment on the Contract -	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “V.  MarketGuard Stretch” to see how the GWB is recalculated when the $5 million maximum is hit.

GMWB Maturity Year. At the end of the GMWB Maturity Year, an amount equal to the excess of the GWB over Contract Value will be paid to the Owner. If the GWB is less than the Contract Value, no payment will be made.  In either case, the GWB will be set to zero and the GMWB will terminate.  The GMWB Maturity Year is determined from the chart below based on the Owner’s attained age on the latest required date for the first Stretch RMD. When determining the GMWB Maturity Year, the endorsement effective date is considered the beginning of the first Contract Year.

Age	GMWB Maturity Year	Age	GMWB Maturity Year	Age	GMWB Maturity Year
0	82	27	56	54	30
1	81	28	55	55	29
2	80	29	54	56	28
3	79	30	53	57	27
4	78	31	52	58	26
5	77	32	51	59	26
6	76	33	50	60	25
7	75	34	49	61	24
8	74	35	48	62	23
9	73	36	47	63	22
10	72	37	46	64	21
11	71	38	45	65	20
12	70	39	44	66	20
13	69	40	43	67	19
14	68	41	42	68	18
15	67	42	41	69	17
16	66	43	40	70	16
17	65	44	39	71	16
18	64	45	38	72	15
19	63	46	37	73	14
20	62	47	36	74	14
21	62	48	35	75	13
22	61	49	35	76	12
23	60	50	34	77	12
24	59	51	33	78	11
25	58	52	32	79	10
26	57	53	31	80	10

See Example 6 in Appendix D under section “V.  MarketGuard Stretch” to see how the GMWB Maturity Year affects your GMWB.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death while the Contract is still in force, this GMWB terminates without value unless continued by the Beneficiary.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB. At the end of the GMWB Maturity Year, any remaining GWB will be paid to the Owner and no further payments will be made.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, all payments cease and no death benefit is payable.

Continuation By Beneficiary.  Upon the death of the Owner under a Qualified Plan Contract with a single Beneficiary, the Beneficiary may elect to continue the GMWB. If elected, the GMWB will continue and may not be terminated subsequently. If the GAWA% has been determined, no adjustment will be made to the GWB, the GAWA, the GMWB Charge Base, or the GMWB Maturity Year, at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the original Owner's attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death, unless the Beneficiary elects to continue a qualified Contract with the GMWB;
●	The first date the GWB equals zero.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase.  You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings.  Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis.  If you have arranged for systematic withdrawals, schedule any planned step-up under a GMWB to occur prior to the withdrawal.  Example 6 in Appendix D illustrates the consequences of a withdrawal preceding a step-up. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive.  You may also be subject to a withdrawal charge and an Interest Rate Adjustment.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers from an Investment Division when:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
●	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
●	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,
●	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us.  The Income Date is the day on which those payments begin.  Once income payments begin, the Contract cannot be returned to the accumulation phase.  The Income Date must be at least 13 months after the Contract's Issue Date.  You can choose the Income Date and an income option.  All of the Contract Value must be annuitized.  The income options are described below.

If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date.  You must give us written notice at least seven days before the scheduled Income Date.  Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law).  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities.  Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed or variable payments from the Investment Divisions.  Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually.  Or you can choose a single lump sum payment.  If you have less than $5,000 to apply toward an income option, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income.  Likewise, if your first income payment would be less than $50, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

●	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
●	the amount of any applicable Premium taxes, recapture charges or withdrawal charges and any Interest Rate Adjustment deducted from your Contract Value on the Income Date;
●	which income option you select; and
●
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the Annuitant if you select an income option with a life contingency and an assumed investment rate of 1.0%.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time.  Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time.  If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select.  If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.  Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death.  Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due.

Option 2 - Joint and Survivor.  This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments.  This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period.  This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase.  Instead, you may choose an optional death benefit for an additional charge.  The LifeGuard Freedom Flex DB NY optional death benefit currently may only be selected at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options). The optional Highest Anniversary Value Death Benefit is only available upon application.  In addition, once an optional death benefit is chosen, it cannot be canceled except upon conversion (if conversion is permitted), or upon spousal continuation in the case of the LifeGuard Freedom Flex DB NY.

The effects of any GMWB on the amount payable to your Beneficiaries upon your death should be considered in selecting the death benefit in combination with a GMWB.  Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes but is not limited to due proof of death and a completed claim form from the Beneficiary of record (if there are multiple Beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary).  Payment will include interest to the extent required by law.  The death benefit paid will be the basic death benefit unless you have selected an optional death benefit endorsement.  If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Fixed Account and Investment Divisions according to the current allocation instructions on file for your account as of that date.  Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit.  If you have a joint Owner, the death benefit will be paid when the first joint Owner dies.  The surviving joint Owner will be treated as the Beneficiary.  Any other Beneficiary designated will be treated as a contingent Beneficiary.  Only a spouse Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

●	your Contract Value on the date we receive all required documentation from your Beneficiary; or
●
the total Premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Optional Death Benefits. Optional death benefits are available but, because there is an additional annual charge for optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit.

The optional death benefits are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit.  The Highest Anniversary Value Death Benefit is available if you are 79 years of age or younger on the Contract's Issue Date.  The LifeGuard Freedom Flex DB NY is only available at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options) and only if the Owner is 35 to 70 years of age on the Issue Date,  The older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit.

Each optional death benefit is subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.  For purposes of the optional death benefits, “Net Premiums” are defined as your Premium payments net of Premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal.  Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%.  Similarly, with the “Highest Anniversary Value” component, the adjustment to your Contract Value for any withdrawals (including applicable charges and deductions) will have occurred proportionally at the time of the withdrawals.  Please see the calculations for the Highest Anniversary Value Death Benefit below for more information.

Following are the calculations for the optional death benefits:

Highest Anniversary Value Death Benefit changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)
your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any Premiums paid (net of any applicable Premium taxes) subsequent to that Contract Anniversary.  Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary will not be deducted from your greatest Contract Value.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date), then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and
(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

LifeGuard Freedom Flex DB NY, if elected, replaces your basic death benefit and is the only death benefit during the accumulation phase of your Contract.  The LifeGuard Freedom Flex DB NY is the greater of:

(a) The Contract's Basic Death Benefit (see the description above); or

(b) The GMWB Death Benefit, as calculated under this death benefit.

The LifeGuard Freedom Flex DB NY is only available at issue and in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of LifeGuard Freedom Flex GMWB  (the “LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option”) and only if the Owner (or oldest Joint Owner) is 35 to 70 years of age on the Issue Date.  At election, the GMWB Death Benefit equals the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Guaranteed Withdrawal Balance (GWB).  When purchased at Contract issuance, the GWB is your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit is equal to the greater of: (a) the GMWB Death Benefit prior to the partial withdrawal less the partial withdrawal, or (b) zero.  If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD; and the GMWB Death Benefit is equal to the greater of (a) the GMWB Death Benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal, then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or (b) zero.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

With each subsequent Premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.

In addition, on each Contract Anniversary following the effective date of the endorsement, the GMWB Death Benefit will automatically step up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit, subject to a maximum of $5,000,000.

The GMWB Death Benefit is not adjusted upon step-up of the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups GWB, the application of the GWB Adjustment or the application of any bonus.  The GMWB Death Benefit will terminate on the date the Contract Value equals zero.

Upon continuation of the Contract by a spousal Beneficiary, the surviving spouse may elect to terminate LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups, in which case the GMWB death benefit will be included in the calculation of the continuation adjustment (which is the amount by which the death benefit that would have been payable exceeds the Contract Value).  If the spouse does not make such an election, the endorsement, including the death benefit thereunder, will continue in accordance with its terms, but the GMWB death benefit will not be included in the continuation adjustment.

For more information about how the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups works, including how the GWB and GAWA are calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 87.

Unlike the basic death benefit, LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups may provide a death benefit on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this endorsement terminates and no death benefit under the endorsement is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date) and one of the following income options is elected, then the corresponding death benefit is payable:

●
Life Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

●
Specified Period Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

If, under this income option, no Owner is deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner(s) along with the remaining GWB.

●
Life Income.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

●
Joint and Survivor.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the survivor payee’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

●
Life Annuity With at Least 120 Monthly Payments.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

The death benefits under the Income Options vary depending on which Income Option you select. Either  the GMWB Death Benefit calculation, described above, with or without any remaining GWB, or the excess of the GMWB Death Benefit calculation over the Contract Value is payable. Each is computed on the Income Date. For more information on these Income Options, see “LifeGuard Freedom Flex GMWB – Annuitization” beginning on page 95, and “Income Options” beginning on page 115.”

Payout Options. The Contract's death benefit is payable pursuant to one of the following payout options:

●	single lump sum payment; or
●	payment of entire death benefit within 5 years of the date of death; or
●
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary.  Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time.  The receipt of any additional lump sums will reduce the future payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death.  If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name.  For more information, please see “Special Spousal Continuation Option” beginning on page 119.

Pre-Selected Payout Options.  As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date.  However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary.  If this Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract.  This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.  If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

Special Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time.  Instead, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value.  We calculate this amount using the Contract Value and death benefit as of the date we receive all required documentation from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the “Continuation Date”).  We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract.  The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected.  A GMWB will terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract.  For more information, please see the respective GMWB subsections in this prospectus.

The Special Spousal Continuation Option is available to elect one time on the Contract.  However, if the Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death.  If you die, the Beneficiary becomes the Owner.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules.  If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant.  However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payments will be paid to the Beneficiary as provided for in the income option selected.  Any remaining guaranteed payments will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual.  Additional tax information is included in the SAI.  You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts.  If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract.  Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral.  You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation.  Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract.  This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person).  Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract.  Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments.  Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract.  In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium.  The balance of each income payment is taxable as ordinary income.  The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made.  Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.   Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract.  This penalty tax will not apply to any amounts:

●	paid on or after the date you reach age 59 1/2;
●	paid to your Beneficiary after you die;
●	paid if you become totally disabled (as that term is defined in the Code);
●
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

●	paid under an immediate annuity; or
●	which come from Premiums made prior to August 14, 1982.

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity Contract will be considered investment income for purposes of the new Medicare tax on investment income.  As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts.  For 2013, these levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately.  Owners should consult their own tax advisers for more information.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated Beneficiary” is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary and such distributions begin within one year of that Owner's death.  The Owner's “designated Beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.  However, if the Owner's “designated Beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments.  The Code imposes limits on loans, withdrawals and income payments under tax-qualified Contracts.  The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract.  These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI.  Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities.  Withdrawals can only be made when an Owner:

●	reaches age 59 1/2;
●	leaves his/her job;
●	dies;
●	becomes disabled (as that term is defined in the Code); or
●	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity.  Qualified distributions from Roth IRA annuities are entirely federal income-tax free.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.  In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes.  Under the facts in these Rulings:

●	there was a written agreement providing for payments of the fees solely from the annuity Contract,
●	the Contract Owner had no liability for the fees and
●	the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event.  Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended.  These limits are summarized in the SAI.  You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract.  We believe that the underlying investments are being managed so as to comply with these requirements.  A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance Contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under these variable Contracts was not sufficient to cause the Contract Owners to be treated as the Owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, Contract or agreement between the Contract Owner and Jackson Life of NY regarding the availability of a particular investment option and other than the Contract Owner's right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects.  The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract currently offers 100 Investment Divisions and at least one Fixed Account option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the Owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the Owner of a variable contract is to be treated as the Owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson Life of NY does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld.  Some states have enacted similar rules.  Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments.  Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's Beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution; or
(c)	a hardship withdrawal.

JACKSON OF NY TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.  (We do impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the separate accounts, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging. If the amount allocated to the Investment Divisions plus the amount allocated to the Fixed Account options is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account options (if currently available) (each a "Designated Option") from the one-year Fixed Account (if currently available) or any of the Investment Divisions (each a "Source Option").  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) the one-year Fixed Account Option can be used as a Source Option for Dollar Cost Averaging only with respect to new Premiums that are allocated to that Source Option, (ii) only a twelve-month Dollar Cost Averaging period may be selected, (iii) transfers out of the one-year Fixed Account Option pursuant to such Dollar Cost Averaging will not count against the maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option and (iv) transfers from that Source Option other than such scheduled transfers will not be permitted.

In the case of transfers from the one-year Fixed Account or Investment Divisions with a less volatile unit value, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase.  Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.  There is no charge for Dollar Cost Averaging.  Certain restrictions may apply.

Special Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account Option is a “source account” designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options.  The DCA+ Fixed Account Option is credited with a special interest rate.  If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over a DCA+ term of either twelve months or six months, as you select.

Transfers out of the DCA+ Fixed Account Option other than the automatic DCA+ transfers can be made only if you discontinue use of the DCA+ Fixed Account Option.  Also, if we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) you may not discontinue the DCA+ Fixed Account Option or otherwise transfer or withdraw any amounts from the DCA+ Fixed Account Option, but (ii) automatic transfers pursuant to DCA+ will not count against any maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option.

There is no charge for DCA+.  We may discontinue the availability of DCA+ at any time and without notice.  You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.

Earnings Sweep. You can choose to move your earnings from the source accounts (only applicable from the one year Fixed Account Option and the Money Market Investment Division).  There is no charge for Earnings Sweep.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account periodically to maintain your selected allocation percentages.  Rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and (i) we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” or (ii) we exercise our right to require that any Premiums allocated to the one-year Fixed Account Option be automatically transferred out of that option over a period of time that we specify.  In that case, however, you could re-elect automatic rebalancing without the one-year Fixed Account Option.  Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.  There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within twenty days after receiving it.  We will return

●	the Contract Value in the Investment Divisions, plus
●	any fees and expenses deducted from the Premium prior to allocation to the Investment Divisions, plus
●	the full amount of Premium you allocated to the Fixed Account (minus any withdrawals), minus
●	any withdrawals from the Fixed Account and applicable Contract Enhancement recapture charge.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent.  We will return Premium payments where required by law.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings. Jackson National Life Insurance Company (Jackson of NY's parent) and its subsidiaries are defendants in a number of civil proceedings, including class actions, arising in the ordinary course of business. These include civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers, including a modal premium case, alleging misconduct in the sale of insurance products. We do not believe at the present time that any pending action or proceeding will have a material adverse effect upon the Separate Account, Jackson of NY’s ability to meet its obligations under the Contracts, or Jackson National Life Distributors LLC’s ability to perform its contract with the Separate Account.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information. We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law. To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications.  Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested.  These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of Premium, accelerated death benefits, terminal illness benefits or death benefits.

You should know that your representative is independent of Jackson.  He or she is responsible for the use and security of information you provide him or her.  Please contact your representative if you have questions about his or her privacy policy.

Security to Protect the Confidentiality of Nonpublic Personal Information. We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information.  Our practices of safeguarding your information help protect against the criminal use of the information.  Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to our employees, agents and contractors.  We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Financial Statements of the Separate Account
Financial Statements of Jackson of NY

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®,” “Jackson®,” “Jackson of NY®” and “Jackson National Life Insurance Company of New York®” are trademarks or service marks of Jackson National Life Insurance Company®.

The Dow Jones Brookfield Global Infrastructure Index is calculated by S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) pursuant to an agreement with Brookfield Asset Management, Inc. and has been licensed for use.  S&P ® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”), Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and “Brookfield ® ” is a registered trademark of Brookfield Asset Management, Inc.  Investment products based on the Index are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates and none of SPDJI, Dow Jones, S&P or their respective affiliates makes any representation regarding the advisability of investing in such product(s).

The “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM”, “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, and the “Dow Jones U.S. Contrarian Opportunities IndexSM” are products of Dow Jones Indexes, the marketing name of and a licensed trademark of CME Group Index Services LLC (“CME”), and have been licensed for use.  “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, the “Dow Jones U.S. Contrarian Opportunities IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to CME and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company®(“Jackson”).  The JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund, and the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund based on the Dow Jones U.S. Contrarian Opportunities IndexSM” (“Funds”) are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates.  Dow Jones, CME and their respective affiliates make no representation or warranty, expressed or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly.  The only relationship of Dow Jones, CME or any of their respective affiliates to the Funds is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM”, “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, and the “Dow Jones U.S. Contrarian Opportunities IndexSM” which is determined, composed and calculated by CME without regard to Jackson or the Funds.  Dow Jones and CME have no obligation to take the needs of Jackson or the owners of the Funds into consideration in determining, composing or calculating the Funds.  Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Funds to be issued or in the determination or calculation of the equation by which the Funds are to be converted into cash.  Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Funds.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund currently being issued by Jackson National Life Insurance Company, but which may be similar to and competitive with the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Contrarian Opportunities Index SM.  It is possible that this trading activity will affect the value of the Dow Jones U.S. Contrarian Opportunities Index SM and JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.

Dow Jones, CME and their respective affiliates do not:
●●	Sponsor, endorse, sell or promote the Funds.
●	Recommend that any person invest in the Funds.
●	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Funds.
●	Have any responsibility or liability for the administration, management or marketing of the Funds.
●	Consider the needs of the Funds in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the Funds. Specifically,
●	Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:
	●	The results to be obtained by the Funds or any other person in connection with the use of the DJIA and the data included in the DJIA;
	●	The accuracy or completeness of the DJIA and its data;
	●	The merchantability and the fitness for a particular purpose or use of the DJIA and its data;
●	Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;
●
Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the indexes and trademarks referred to above by Jackson National Life Insurance Company® and Dow Jones is solely for the benefit of the Funds and not for any other third parties.
DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND JACKSON, OTHER THAN THE LICENSORS OF CME.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s).  The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, Owners of the product(s) or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®25 Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, or the JNL/Mellon Capital Management VIP Fund.  The JNL/Mellon Capital Management Nasdaq® 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital Management NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.

NYSE Group, Inc. does not:

• Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Recommend that any person invest in the JNL/Mellon Capital Management NYSE® International 25 Fund or any other securities.
• Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE® International 25 Fund.
• Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Consider the needs of the JNL/Mellon Capital Management NYSE® International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.  Specifically,

• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
• The results to be obtained by the JNL/Mellon Capital Management NYSE® International 25 Fund, the owner of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
• Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other third parties.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes.  Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group (“Russell”).  Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes.  Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell’s publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based.  RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES.  RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES.  RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR

PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

“STANDARD & POOR’S ®,” “S&P®,” “S&P 500®,” “STANDARD & POOR’S 500®,” “S&P 500® Index,” “S&P MIDCAP 400 Index®,” and the “S&P SmallCap 600 Index®” are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”)and have been licensed for use by Jackson.  The JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P® SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P® 24 Fund and any other investment fund or other vehicle that is offered by third parties that uses an S&P Indices Index as a benchmark or measure of performance, bears the “S&P” or “Standard & Poor’s” mark and/or seeks to provide an investment return based on any S&P Indices Index are not sponsored, endorsed, sold or promoted by S&P and its affiliates. S&P is not an investment adviser and S&P and its affiliates make no representation or warranty, express or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in the Funds or other such fund or vehicle.  Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P.  S&P Indices typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund.  Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P and its affiliates.

“Value Line®,” “The Value Line Investment Survey,” and “Value Line TimelinessTM Ranking System” are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson.  The JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. (“Value Line”).  Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund.  Jackson is not affiliated with any Value Line Company.

THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGMEMENT EMERGING MARKETS INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

APPENDIX B

CONTRACT ENHANCEMENT RECAPTURE CHARGES

Example 1 illustrates the application of the 4% Contract Enhancement endorsement to a Contract with a single Premium payment and the application of withdrawal charges (using the base withdrawal charge schedule) and recapture charges upon a partial withdrawal when earnings exceed 10% of Remaining Premium (and, therefore, there is no free withdrawal).    This example assumes that the Contract is issued on October 1, 2012, and that the Contract Value grows to $128,837.76 by September 30, 2016.  The Contract Owner requests that he or she be sent $100,000 on September 30, 2016  The Contract Value will have to be reduced by not only the $100,000, but also by the applicable Withdrawal Charge and Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges, as illustrated below.

Example 1
10/1/2012	: Contract Issue Date
$100,000.00	: Premium
4.00%	: Contract Enhancement Percentage
$4,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (4.00%))
6.00%	: Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
2.50%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2016
$128,837.76	: Contract Value at end of Year 4
$100,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$28,837.76	: Earnings (Contract Value ($128,837.76) less Premium ($100,000)), which are presumed to be withdrawn first and without charges.
$71,162.24	: Net Withdrawal Amount requested ($100,000) minus Earnings ($28,837.76).
$77,772.94
: Corresponding Premium.   The amount to which the appropriate recapture charge percentage and withdrawal charge percentage are applied.  This amount is determined by multiplying the Net Withdrawal Amount requested minus Earnings ($71,162.24) by a factor determined by the percentage amounts of the applicable charges.  It is the actual amount of Premium that will need to be withdrawn to send the Contract Owner the Net Withdrawal Amount and apply the remainder to pay the charges to us.  In this example, the corresponding Premium is specifically calculated as follows: $71,162.24 X (1/[1 – (6.00% + 2.50%)]) = $77,772.94.  In this calculation, the 6.00% represents the WC%, and the 2.50% represents the RC%.

$100,000.00	: Net Withdrawal Amount
$4,666.38	: Withdrawal Charge: $77,772.94 multiplied by WC% (6.00%)
$1,944.32	: Recapture Charge: $77,772.94 multiplied by RC% (2.50%)
$106,610.70
: Total Withdrawal Amount (Net Withdrawal requested $100,000.00) plus the Withdrawal Charge ($4,666.38) and the Recapture Charge ($1,944.32) that is imposed on the withdrawal of Premium that is the total amount deducted from the Contract Value

$22,227.06	: Contract Value after Total Withdrawal ($128,837.76 less $106,610.70)

Example 2 illustrates the application of the 4% Contract Enhancement endorsement to a Contract with multiple Premium payments and the application of withdrawal charges (using the base withdrawal charge schedule) and recapture charges upon a partial withdrawal when earnings do not exceed 10% of Remaining Premium.  This example assumes that the Contract is issued on October 1, 2012, the Contract Owner makes an additional Premium payment of $100,000 on November 1, 2014, and that the Contract Value grows to $207,000 by December 15, 2014.  The Contract Owner requests that he or she be sent $150,000 on December 15, 2014.  The Contract Value will have to be reduced by not only the $150,000, but also by the applicable Withdrawal Charge and Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges, as illustrated below.  For purposes of the withdrawal charge and recapture charge, we treat withdrawals as coming first from earnings, which are withdrawn without withdrawal charges and recapture charges, and then from the oldest Remaining Premium, which will have the lowest withdrawal charges and recapture charges of any Premium remaining in the Contract.

Example 2
10/1/2012	: Contract Issue Date
$100,000.00	: Premium 1
4.00%	: Contract Enhancement Percentage
$4,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (4.00%))
7.00%	: Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
2.50%	: Recapture Charge Percentage for Completed Year 2-3 (RC%1)

11/1/2014
$100,000.00	: Premium 2 received in Contract Year 2-3
3.00%	: Contract Enhancement Percentage for Premium received in Contract Year 2-3
$3,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (3.00%))
8.50%	: Withdrawal Charge Percentage for Completed Year 0-1 (since the receipt of the Premium) (WC%2)
2.50%	: Recapture Charge Percentage for Completed Year 0-1 (since the receipt of the Premium) (RC%2)
0.00%	: Hypothetical Net Return

12/15/2014
$207,000.00	: Contract Value
$150,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$7,000.00	: Earnings (Contract Value ($207,000) less Premiums ($200,000)), which are presumed to be withdrawn first and without charges.
$13,000.00	: Amount available for withdrawal under the free withdrawal provision [(Premium ($200,000) multiplied by 10%) less Earnings ($7,000)]
$130,000.00	: Net Withdrawal Amount ($150,000) requested minus Earnings ($7,000) and minus the free withdrawal amount ($13,000)).

$100,000.00	: Total Corresponding Premium 1,which is the oldest Remaining Premium. All of this Premium must be withdrawn to meet the requested Net Withdrawal Amount.
$90,500.00
: The amount of Premium 1 withdrawn after deducting the Withdrawal Charge and the Recapture Charge paid to us (Total Corresponding Premium 1 withdrawn ($100,000) less the Withdrawal Charge from Premium 1($100,000 multiplied by WC%1 (7.00%) equals $7,000) less the Recapture Charge from Premium 1($100,000 multiplied by RC%1 (2.50%) equals $2,500))

$39,500.00
: Net withdrawal amount needed from Premium 2, which is equal to the Net Withdrawal Amount requested ($150,000), minus Earnings ($7,000), minus the free withdrawal amount ($13,000), and minus the amount withdrawn from Premium 1 after deducting the Withdrawal Charge and the Recapture Charge ($90,500)

$44,382.02
: Total Corresponding Premium 2.  The amount of Premium 2 to which the appropriate recapture charge percentage and withdrawal charge percentage are applied.  This amount is determined by multiplying the net withdrawal amount needed from Premium 2 ($39,500) by a factor determined by the percentage amounts of the applicable charges.  In this example, the corresponding Premium 2 is specifically calculated as follows: $39,500 X (1/[1 – (8.50% + 2.50%)]) = $44,382.02.  In this calculation, the 8.50% represents the WC%2, and the 2.50% represents the RC%2.

$150,000.00	: Net Withdrawal Amount
$7,000.00	: Withdrawal Charge from Premium 1: $100,000 multiplied by WC%1(7.00%)
$2,500.00	: Recapture Charge from Premium 1: $100,000 multiplied by RC%1(2.50%)
$3,772.47	: Withdrawal Charge from Premium 2: $44,382.02 multiplied by WC%2(8.50%)
$1,109.55	: Recapture Charge from Premium 2: $44,382.02 multiplied by RC%2 (2.50%)
$164,382.02
: Total Withdrawal Amount (Net Withdrawal requested ($150,000.00) plus the Withdrawal Charge ($7,000.00 plus $2,500.00 equals $9,500.00 in total Withdrawal Charges) and the Recapture Charge ($3,772.47 plus $1,109.55 equals $4,882.02 in total Recapture Charges) that is imposed on the withdrawal of Premium) which is the total amount deducted from the Contract Value)

$42,617.98	: Contract Value after Total Withdrawal ($207,000.00 less $164,382.02)

APPENDIX C

BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products.

1st Global Capital Corporation	Cape Securities	Essex Financial Services Inc	Harbor Financial Services
Advisory Group Equity Services	Capital Analysts Inc	Essex National Securities Inc	Harbour Investment Inc
Allegiant Securities	Capital Financial Services	Fifth Third Securities	Harger & Company
Allen & Company	Capital Guardian LLC	Financial Advisers Of America	Harrison Douglas Inc
Allied Beacon Partners Inc	Capital Investment Group	Financial Network Investment	Harvest Capital LLC
American Equity Investment Corp	Capstone Financial Group	Financial Planning Consultants	Hazard & Siegel Inc
American Independent Securities Group, LLC	CCO Investment Services	Financial Security Management	HBW Securities
American Investors Company	Centaurus Financial Inc	Financial Telesis Inc	Hornor Townsend & Kent Inc
American Portfolios Financial Services, Inc.	Centennial Securities Company	Financial West Investment Group	Horwitz & Associates
Ameritas Investment Corp	Center Street Securities	Fintegra, LLC	HRC Investment Services Inc
Arque Capital Ltd	CFD Investments, Inc.	First Allied Securities, Inc	HSBC Securities
Arvest Asset Management	Client One Securities LLC	First Citizens Investor Services	Huntleigh Securities Corp.
Askar Corp	Coastal Equities	First Financial Equity	IBN Financial Services
Associated Investment Services	Commonwealth Financial Network	First Heartland Capital Inc	IMS Securities
Ausdal Financial Partners Inc	Community Investment Services	First Southeast Investor	Independence Capital Co
AXA Advisors LLC	Comprehensive Asset Management and	First Tennessee Brokerage Direct	Independent Financial Group
B B Graham & Co Inc	Servicing, Inc.	Foothill Securities, Inc	Infinex Investments Inc
B C Ziegler and Company	Concorde Investment Services	Founders Financial Securities	Infinity Financial Services
Bancwest Investment Services, Inc.	Coordinated Capital Securities	FSC Securities Corporation	ING Financial Partners Inc
Bankers & Investors Co	Crowell, Weedon & Co	FSP Investments LLC	Institutional Securities Corp
BB&T Investment Services Inc	Crown Capital Securities LP	Fulcrum Securities Inc	International Assets Advisory
BCG Securities	CUNA Brokerage Services, Inc.	G. W. Sherwold Associates Inc.	INVEST Financial Corporation
Benjamin F Edwards & Co Inc	CUSO Financial Services	GA Repple & Company	Investacorp, Inc.
Berthel Fisher & Co Financial Services	D A Davidson	Gary Goldberg and Co Inc	Investment Centers of America
BFT Financial Group	D H Hill Securities LLP	Geneos Wealth Management Inc	Investment Professionals Inc
BOSC Inc	Dalton Strategic Investment	Genworth Financial Securities Corporation	Investors Capital Corporation
BPU Investment Management Inc	Davenport & Company	GF Investment Services	J P Turner & Co LLC
Bristol Financial Services Inc	David A Noyes & Company	Girard Securities, Inc.	J W Cole Financial Inc.
Broker Dealer Financial	Despain Financial Corporation	Gradient Securities	Janney Montgomery Scott LLC
Brokers International Financial Services	DeWaay Financial Network, LLC	Great American Investors Inc	JHS Capital Advisors
Brookstone Securities	DFPG Investments	GWN Securities Inc	JJB Hilliard WL Lyons Inc
Cadaret, Grant & Company	Eagle One Investments LLC	H Beck Inc	John James Investments Inc
Calton & Associates Inc	Edward Jones	H D Vest Investment Securities	JRL Capital Corporation
Cambridge Investment Research	Ensemble Financial Services	Hancock Investment Services	Kalos Capital Inc
Cantella & Co, Inc	Equity Services Inc	Hantz Financial Services	KCD Financial

Kenai Investments Inc	National Planning Corporation	Royal Securities	Tower Square Securities
Key Investment Services	National Securities Corp	Sagepoint Financial	Transamerica Financial Advisors, Inc
KMS Financial Services Inc	Nations Financial Group	Sammons Securities Company, LLC	Triad Advisors, Inc.
Koehler Financial LLC	Nationwide Planning Associates	Saxony Securities Inc	Tricor Financial, LLC
Kovack Securities, Inc	Navy Federal Brokerage Services	Scott & Stringfellow Inc	Triune Capital Advisors
KW Securities Corp	NBC Securities Inc	Secure Planning Inc	Trustmont Financial Group
Labrunerie Financial Inc	New England Securities	Securian Financial Services	U.S. Bancorp Investments, Inc.
Landolt Securities Inc	Newbridge Securities Corp	Securities America	UBS Financial Services Inc
Lasalle St Securities LLC	Newport Coast Securities	Securities Service Network	Umpqua Investments Inc
Legend Equities Corp	NEXT Financial Group, Inc.	Sicor Securities Inc	Unionbanc Investment Services
Leigh Baldwin & Co LLC Inc	NFP Securities Inc	Sigma Financial Corporation	United Global Securities Inc
Leonard & Company	Northeast Securities Inc	Signator Investors, Inc	United Planners Financial Services Of
Liberty Partners Financial	Northridge Securities Corp	SII Investments	America
LifeMark Securities Corp	NPB Financial Group	Silver Oak Securities	USA Financial Securities Corp
Lincoln Financial Advisors	OneAmerica Securities	SMH Capital Inc	UVEST
Lincoln Financial Securities	Oppenheimer & Co	Sorrento Pacific Financial	Valic Financial Advisors Inc
Lincoln Investment Planning	Pacific West	Southeast Investments	Valley National Investments
Longevity Capital LLC	Packerland Brokerage Services	Southwest Securities Financial Services	ValMark Securities Inc
Lowell & Company Inc	Park Avenue Securities	St Bernard Financial Services	Vanderbilt Securities LLC Inc
LPL Financial Corporation	People's Securities Inc	Stephens Inc	Veritrust Financial LLC
Lucia Securities LLC	PFA Security Asset Management	Sterne Agee & Leach Group Inc	VSR Financial Services, Inc.
M & T Securities	PlanMember Securities	Sterne Agee Financial Services	W R Taylor & Co
M. Griffith Investment Services	Presidential Brokerage Inc	Stifel Nicolaus & Company	Waddell & Reed, Inc
M&I Financial Advisors, Inc	Prime Capital Services Inc	Strategic Financial Alliance	Wall Street Financial Group
Madison Ave Securities	Prime Vest Financial Services	Summit Brokerage Services Inc	Walnut Street Securities
McNally Financial Services Corp	Private Client Services LLC	Summit Equities Inc	Wayne Hummer Investments LLC
Mercer Allied	Pro Equities, Inc	Sunbelt Securities	WBB Securities
Meridian United	Prospera Financial Services Inc	Sunset Financial Services, Inc	Wells Fargo Advisors
Merrill Lynch	Purshe Kaplan Sterling	SWBC Investment Services LLC	WesBanco Securities
Merrimac Corp Securities	QA3 Financial Corporation	SWS Financial Service, Inc.	Wescom Financial Services
Metlife Securities	Quest Securities	Symetra Investment Services	Western Equity Group
Mid Atlantic Capital Corp	Questar Capital Corporation	Synergy Investment Group	Western International Securities Inc
MidAmerica Financial Services	Raymond James	T S Phillips Investments	WFG Investments Inc
MML Investors Services Inc	RBC Capital Markets Corp	TFS Securities	Whitehall-Parker Securities
Money Concepts Capital Corp	Regal Securities Inc	The Huntington Investment	Woodbury Financial Services Inc
Morgan Keegan	Resource Horizons Group	Company	Workman Securities
Morgan Stanley Smith Barney	Ridgeway & Conger Inc	The Investment Center Inc	World Equity Group, Inc.
Multi-Financial Securities Corp	River Stone Wealth Management	The Leaders Group	World Group Securities Inc
Multiple Financial Services	RNR Securities LLC	The O.N. Equity Sales Company	WRP Investments Inc
Mutual of Omaha Investor Services	Robert W Baird & Co Inc	Thrivent Investment Management	Wunderlich Securities
Mutual Securities Inc	Rogan and Associates	Thurston, Springer, Miller, Herd & Titak, Inc
Mutual Trust Company	Royal Alliance Associates Inc	Torrey Pines Securities

APPENDIX D

GMWB PROSPECTUS EXAMPLES

I.      SAFEGUARD MAX

Unless otherwise specified, the following examples assume you elected SafeGuard Max GMWB with a 7% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $7,000, which is 7% of your initial GWB ($100,000*0.07 = $7,000).

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $7,000, which is 7% of your initial GWB ($100,000*0.07 = $7,000).

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $7,350, which is 7% of your initial GWB ($105,000*0.07 = $7,350).

▪	Notes:
♦	Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero. Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.
▪
If, at the time the GAWA% is determined, your GAWA% is 7% based on your attained age and your GWB is $100,000, your initial GAWA is $7,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.07 = $7,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $10,500, which is your GAWA prior to the additional Premium payment ($7,000) plus 7% of your additional Premium payment ($50,000*0.07 = $3,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $346,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $350,000, which is your GAWA prior to the additional Premium payment ($346,500) plus 7% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.07 = $3,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($7,000) when your GWB is $100,000:
♦	Your new GWB is $93,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,000).
♦	Your GAWA for the next year remains $7,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($93,000 / $7,000 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($7,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $7,000, since your withdrawal did not exceed the greater of your GAWA ($7,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($92,500 / $7,000 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a – SafeGuard Max: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $146,500 and your GWB is $100,000:
♦
Your  new GWB is $91,000, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000)*(1 - ($10,000 - $7,000) / ($146,500 - $7,000)) = $91,000].

♦
Your GAWA is recalculated to equal $6,849, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000 * (1 - ($10,000 - $7,000) / ($146,500 - $7,000)) = $6,849].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($91,000 / $6849 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,153, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000)*(1 - ($10,000 - $7,000) / ($105,000 - $7,000)) = $90,153].

♦
Your GAWA is recalculated to equal $6,786, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000 * (1 - ($10,000 - $7,000)/($105,000 - $7,000)) = $6,785].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($90,153 / $6,786 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $87,188, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000) * (1 - ($10,000 - $7,000) / ($55,000 - $7,000)) = $87,188].

♦
Your GAWA is recalculated to equal $6,563, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000*(1-($10,000-$7,000)/($55,000 - $7,000))=$6,563].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($87,188 / $6,563 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $7,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦	Your GAWA for the next year is recalculated to equal $14,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($200,000*0.07 = $14,000).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 15 years to deplete your GWB ($200,000 / $14,000 per year = 15 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $7,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $7,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($90,000*0.07 = $6,300).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 13 years to deplete your GWB ($90,000 / $7,000 per year = 13 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. By not electing to step-up, you can avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $7,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $7,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $14,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($200,000*0.07 = $14,000).  On the day following the step-up and after the withdrawal of $7,000, your new GWB is $193,000, which is your GWB less the amount of the withdrawal ($200,000 - $7,000 = $193,000) and your GAWA will remain at $14,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 14 years to deplete your GWB ($193,000 / $14,000 per year = approximately 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  .

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $93,000, which is your GWB less the amount of the withdrawal ($100,000 - $7,000 = $93,000) and your Contract Value becomes $193,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $7,000 = $193,000).  Upon step-up following the withdrawal, your GWB is set equal to $193,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $13,510, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($193,000*0.07 = $13,510).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 15 years to deplete your GWB ($193,000 / $13,510 per year = 15 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as the election of a step-up, the order of the transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-
If the step-up would result in an increase in your GAWA, and the requested withdrawal is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GAWA% is determined at the time of the withdrawal (if not previously determined).
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

II.      AUTOGUARD 5, AUTOGUARD 6

Unless otherwise specified, the following examples assume you elected an AutoGuard 5 GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.  If you elected an AutoGuard 6 GMWB instead of an AutoGuard 5 GMWB, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with a 6%.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

▪	Example 1b : If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement at the time the GMWB is elected:
♦	Your initial GWB is $105,000, which is your Contract Value ($105,000) on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

Example 2: This example demonstrates how your GAWA is determined.

▪	If your GAWA% is 5% based on your Contract and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $152,500, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000) plus the Contract Enhancement resulting from the Premium payment ($2,500).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,625, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of the amount of increase in your GWB resulting from the additional Premium payment

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦	Your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

III.      LIFEGUARD FREEDOM 6 NET

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom 6 Net GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made.  The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 6%, and the GMWB and any For Life Guarantee have not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Earnings Determination Baseline is $100,000, which is your initial Premium payment.

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦	This endorsement contains a varying benefit percentage:
-
Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option.

-
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

♦	Your Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦
Your initial GMWB Earnings Determination Baseline is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

Example 2: This example demonstrates how your GAWA% is determined. Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Your GAWA% will be re-determined based on your attained age if your Contract Value at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
♦
If GMWB Earnings Determination Baseline is $100,000 at the time of the additional Premium payment, your new GMWB Earnings Determination Baseline is $150,000, which is your GMWB Earnings Determination Baseline prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Note that GMWB Earnings Determination Baseline is not subject to a maximum.

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your endorsement contains a varying benefit percentage:
-	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.
-	Your BDB is increased by the Premium payment.
♦	Your Bonus Base is increased by the Premium payment, subject to a maximum of $5,000,000.
♦	Your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision:
-
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

-
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	Your GMWB Earnings Determination Baseline is increased by the Premium payment.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 12.

-
An Earnings-Sensitive Adjustment will apply to your withdrawal, which will allow you to withdraw additional amounts from your Contract during that Contract Year without causing a proportional reduction of your GMWB.  See Examples 12a and 12b.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a – Freedom 6 Net: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
 Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
 Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
 Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
 Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 12.

-
Your GWB will be reduced dollar-for-dollar for up to the sum of the Earnings-Sensitive Adjustments during that Contract Year and the GAWA, and your GWB and GAWA will be reduced proportionally only for the portion of the withdrawal in excess of that amount.  See Example 12c.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•	Your GAWA% is set to 6%, since your Contract Value ($200,000) is greater than your BDB ($100,000).
•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•	Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).
♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value  is greater than your BDB.  However, in this case, it is assumed that your initial Premium is $100,000.  Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%.  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($90,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Even though this endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦	Your GMWB Earnings Determination Baseline remains unchanged since step-ups do not impact the GMWB Earnings Determination Baseline.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($195,000).

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.  This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

-
A step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA% is determined at the time of the withdrawal (if not previously determined).
-	Your GAWA% is re-determined upon step-up if your Contract Value is greater than your BDB.
♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦
Your GMWB Earnings Determination Baseline would not be adjusted for the step-up since step-ups do not impact the GMWB Earnings Determination Baseline, but your GMWB Earnings Determination Baseline may be reduced for the withdrawal.  See example 12 to see how the GMWB Earnings Determination Baseline is re-determined on a withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Guaranteed Withdrawal Balance Bonus.

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $106,000, which is equal to your GWB plus 6% of your Bonus Base ($100,000 + $100,000*0.06 = $106,000).
♦	Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($106,000*0.05 = $5,300).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($106,000 / $5,300 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $96,000, which is equal to your GWB plus 6% of your Bonus Base ($90,000 + $100,000*0.06 = $96,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($96,000*0.05 = $4,800).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($96,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the bonus.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline remains unchanged since the GMWB Earnings Determination Baseline is not impacted by the application of the bonus.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee becomes effective after the effective date of the endorsement.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.

▪	Example 9a: This example demonstrates what happens if on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
Your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option).

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.  (This example only applies if your endorsement is a For Life GMWB with Joint Option.)

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date.  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2.

♦	Your Bonus Base remains unchanged at the time of continuation.
♦	Your BDB remains unchanged at the time of continuation.
♦	Your GMWB Earnings Determination Baseline remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the Guaranteed Withdrawal Balance Adjustment.

▪
Example 11a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your  GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the  GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

▪	Notes:
♦	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.
♦	No adjustment is made to your GMWB Earnings Determination Baseline since the GMWB Earnings Determination Baseline is not impacted by the GWB Adjustment.

Example 12: This example expands on the basic examples at pages 64 and 75 and demonstrates how GMWB values are valued and re-determined at the time of a withdrawal when the Earnings-Sensitive Adjustment increases the permissible withdrawal amount.

▪
Example 12a: This example demonstrates how the Earnings-Sensitive Adjustment is applied if the GMWB Earnings are in excess of the total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $118,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $18,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($118,000 - $100,000 = $18,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $3,333, which is the lesser of two quantities:
-	$7,200, which is equal to 40% of the GMWB Earnings (0.40 * $18,000 = $7,200)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $8,333, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $3,333 = $8,333).

♦	Your Contract Value after the withdrawal is equal to $109,667, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($118,000 - $8,333 = $109,667).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $100,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($0, since the withdrawal of $8,333 is less than the GMWB Earnings of $18,000).  Since the GMWB Earnings is in excess of the total withdrawal the GMWB Earnings Determination Baseline is not reduced.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,333 + $5,000 - $8,333 = 0).

♦
Your GWB after the withdrawal is equal to $91,667, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $8,333 = $91,667). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 12b: This example demonstrates how the Earnings-Sensitive Adjustment is applied if there are no GMWB Earnings in the Contract, i.e. your Contract Value is less than the GMWB Earnings Determination Baseline at the time of your total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $98,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $0, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($98,000 - $100,000 = -$2,000 which is less than zero).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $0, which is the lesser of two quantities:
-	$0, which is equal to 40% of the GMWB Earnings (0.40 * $0 = $0)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $5,000, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $0 = $5,000).

♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($98,000 - $5,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $95,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($5,000 - $0 = $5,000).  Since there are no GMWB Earnings at the time of the withdrawal the GMWB Earnings Determination Baseline is reduced by the total withdrawal amount.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $5,000 = 0).

♦
Your GWB after the withdrawal is equal to $95,000, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $5,000 = $95,000). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 12c: This example demonstrates an Excess Withdrawal that results in a re-determination of your GWB and GAWA.  This example assumes that you request a withdrawal for $15,000 where at the time of the withdrawal your Contract Value is $108,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year.

♦	Your GMWB Earnings are equal to $8,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦
Because you specified a withdrawal of exactly $15,000 including the Earnings-Sensitive Adjustment, the amount of the Earnings-Sensitive Adjustment for that withdrawal must be calculated. This requires a couple of steps.

First, the Earnings-Sensitive Adjustment that would apply to a withdrawal of the MEWAR is calculated.  This is the maximum Earnings-Sensitive Adjustment that could apply to a withdrawal of any size at that time.  The maximum Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two quantities:

$3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200)
$3,333, which is equal to 2/3 of the MEWAR (2/3 * $5,000 = $3,333).

Second, your requested withdrawal is compared to the withdrawal of the MEWAR ($5,000) plus the maximum Earnings-Sensitive Adjustment ($3,200).  Your requested withdrawal of $15,000 is greater than $8,200 ($5,000 + $3,200), so your Earnings-Sensitive Adjustment is equal to the maximum Earnings-Sensitive Adjustment ($3,200).

Thus, your $15,000 withdrawal has a $3,200 Earnings-Sensitive Adjustment.  Note that the result is the same as if you had requested a withdrawal of $11,800 plus the Earnings-Sensitive Adjustment, since your total withdrawal would also have been $15,000 in that case.

♦	The total withdrawal amount is equal to $15,000. Thus, your requested withdrawal exceeds your GAWA plus the Earnings-Sensitive Adjustment.
♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $15,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $93,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($15,000 - $8,000 = $7,000).  Since a portion of the total withdrawal ($7,000) is in excess of GMWB Earnings, the GMWB Earnings Determination Baseline is reduced by the amount of the withdrawal in excess of GMWB Earnings.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $15,000 = -$6,800 which is less than zero).

♦
Your GWB after the withdrawal is equal to $85,545, which is your GWB reduced dollar-for-dollar for your GAWA plus the Earnings-Sensitive Adjustments in the current Contract Year, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [($100,000 - $8,200) * (1 - ($15,000 - $8,200) / ($108,000 - $8,200)) = $85,545].

♦
Since the total partial withdrawals for the year ($15,000) then exceeds the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA after the withdrawal is equal to $4,659, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [$5,000*(1-($15,000-$8,200)/($108,000-$8,200))=$4,659].

▪	Notes:
♦	If your For Life Guarantee is not in effect, your Earnings-Sensitive Adjustment may not exceed the greater of zero or your GWB less the MEWAR.
♦
If you request a withdrawal of an exact amount (for example, you wish to take a withdrawal from your Contract Value of only your GAWA, and no more), an Earnings-Sensitive Adjustment will still be calculated.  The effect of that Earnings-Sensitive Adjustment will be to potentially allow for an additional amount available for withdrawal during the current Contract Year without incurring proportional reduction of your benefit.  In other words, due to the Earnings-Sensitive Adjustment your GAWA may decrease by less than the total amount of Contract Value withdrawn.

IV.      LIFEGUARD FREEDOM FLEX

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom Flex GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits other than any available Contract Enhancement that could be elected, your initial Premium payment plus any Contract Enhancement was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made.  The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 7%, and the GMWB and any For Life Guarantee have not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.  If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage for the GMWB you elected. References to the GMWB Death Benefit refer to a death benefit provided by certain GMWB endorsements, but not to any separate death benefit endorsement.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment plus any Contract Enhancement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5000).

▪	Example 1b: If the GMWB is added after issue (subject to availability) when the Contract Value is $105,000:
♦	Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment plus any Contract Enhancement, if the endorsement is elected at issue or your Contract Value if the endorsement is elected after issuance of the Contract, subject to availability.

♦	Your initial Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦	If your endorsement includes a GMWB Death Benefit provision, your initial GMWB Death Benefit is set equal to your initial GWB.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪
Your GAWA% will be re-determined based on your attained age if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪	Example 3a: This example demonstrates what happens if you make an additional Premium payment plus any Contract Enhancement of $50,000 and your GWB is $100,000 at the time of payment:
♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment plus any Contract Enhancement ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment plus any Contract Enhancement ($50,000*0.05 = $2,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment plus any Contract Enhancement of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦
Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment plus any Contract Enhancement ($100,000) exceeds the maximum of $5,000,000.

♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
♦	Your BDB is increased by the Premium payment plus any Contract Enhancement. The BDB is not subject to a maximum of $5,000,000.
♦	Your Bonus Base is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.
♦
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment plus any Contract Enhancement times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment plus any Contract Enhancement of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

♦
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment plus any Contract Enhancement of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the death of any Owner or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your initial and unchanged RMD ($7,500), it would take approximately an additional   12 years to deplete your GWB ($92,500 / $7,500 per year = approximately 12 years), provided that there are no further adjustments made to your GWB or your RMD (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your RMD could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 12  years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your GWB Adjustment provision is terminated since a withdrawal is taken.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will be reduced by the amount of the withdrawal.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦	Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the any death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your GWB Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will first be reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal, then be reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦
The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon automatic step-up.

▪
Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•
Your GAWA% is set to 6%, since your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) ($200,000) is greater than your BDB ($100,000).

•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•
Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪
Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.  However, in this case, it is assumed that your initial Premium plus any Contract Enhancement is $100,000.  Your BDB would not be less than $100,000, so this would not cause a re-determination of the GAWA%.  Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($90,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
Your endorsement contains a provision allowing the Company to increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦	If your endorsement contains a GMWB Death Benefit provision, your GMWB Death Benefit will step-up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit.
♦
If your endorsement bases step-ups on the Highest Quarterly Contract Value, the Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GWB is $100,000, your GWB is due to step-up automatically, and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) becomes $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($195,000).

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	The GAWA% is determined at the time of the withdrawal (if not previously determined).
-
The GAWA% is re-determined upon step-up if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.

♦	Your GWB Adjustment provision is terminated at the time of the withdrawal.
♦
If your endorsement contains a GMWB Death Benefit provision, the GMWB Death Benefit will step-up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit.  Adjustments to the GMWB Death Benefit for withdrawals and step-ups are timed the same as described for the GWB.

♦
If your endorsement bases step-ups on the Highest Quarterly Contract Value, the Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Bonus applied to your GWB.

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your Bonus Base ($100,000 + $100,000*0.07 = $107,000).
♦	Your GAWA for the next year is equal $5,350, which is 5% of your new GWB ($107,000*0.05 = $5,350).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your Bonus Base ($90,000 + $100,000*0.07 = $97,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the Bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the Bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the Bonus (as described above) only if the application of the Bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the Bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the Bonus.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit remains unchanged since the GMWB Death Benefit is not impacted by the application of the Bonus.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee for the LifeGuard Freedom Flex and the LifeGuard Freedom Flex with Joint Option becomes effective after the effective date of the endorsement at age 591/2.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.  (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

▪	Example 9a: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the date the For Life Guarantee becomes effective, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 ½.  Your Bonus Base remains unchanged at the time of continuation.

♦	Your BDB remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the GWB Adjustment.

▪
Example 11a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the  GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

▪	Notes:
♦	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.
♦	If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB Death Benefit since the GMWB Death Benefit is not impacted by the GWB Adjustment.

V.  MARKETGUARD STRETCH

Unless otherwise specified, the following examples assume you elected MarketGuard Stretch with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your Stretch RMD at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to the GMWB from another GMWB (if permitted) when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦	Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero. Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Charge Base is $100,000, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
♦
Your new GMWB Charge Base is $150,000, which is your GMWB Charge Base prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GMWB Charge Base is subject to a maximum of $5,000,000 (see Example 3b).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000, your GWB is $4,950,000, your GAWA is $247,500, and your GMWB Charge Base is $4,950,000 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).
♦
Your new GMWB Charge Base is $5,000,000, which is the maximum, since your GMWB Charge Base prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is the greater of your GAWA or your Stretch RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦	Your GMWB Charge Base remains $100,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your Stretch RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦	Your GMWB Charge Base remains $100,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪
Example 5a –This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your  new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $96,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $96,000].

▪
Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $95,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $95,000].

▪
Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $90,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $90,000].

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example demonstrates how the GMWB Maturity Year affects your GMWB.

▪	Example 6a: This example demonstrates what happens if your Contract Value is $5,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals $3,000, which is the excess of your GWB ($8,000) over your Contract Value ($5,000).
♦	Your Contract Value remains $5,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Example 6b: This example demonstrates what happens if your Contract Value is $15,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals zero, since your GWB ($8,000) does not exceed your Contract Value ($15,000).
♦	Your Contract Value remains $15,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Notes:
Your GMWB Maturity Year is determined on the effective date of the endorsement and will not change, even if the GMWB is continued by your Beneficiary.

Questions: If you have any questions about your Contract, you may contact us at:
Jackson of NY Service Center:	1 (800) 599-5651 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Jackson of NY IMG Service Center:	1 (888) 464-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box 30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Home Office:	2900 Westchester Avenue, Purchase, New York 10577

PERSPECTIVE II®
PERSPECTIVESM L SERIES (“L Series”)
PERSPECTIVE ADVISORS IISM (“Advisors II”)
PERSPECTIVE REWARDS® (“Rewards”)

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITIES

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

The date of this prospectus is September 10, 2012.  This prospectus describes four separate flexible premium fixed and variable deferred annuity Contracts (collectively the “Contracts” or “Perspective Annuities”) offered by Jackson National Life Insurance Company of New York (“Jackson of NY®”) through the Separate Account. It includes information about the Contracts, the Separate Account, and Jackson of NY you should know before investing.  Unless otherwise noted, disclosure applies to each of the Contracts. This prospectus is a disclosure document and describes all of the Contracts’ material features, benefits, rights, and obligations.  The description of the Contracts’ material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contracts are changed after the date of this prospectus, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements.  It is important that you also read your Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.  This information is meant to help you decide if any of the Contracts will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the Separate Account can be found in the statements of additional information (“SAI”) dated April 30, 2012 ( September 10, 2012 for Perspective II) that are available upon request without charge.  To obtain a copy, contact us at our:

Jackson of NY Service Center
P.O. Box 30313
Lansing, Michigan 48909-7813
1-800-599-5651
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  The Contracts may be available through other broker dealers with other surrender charge schedules and optional features not available under this version.
In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability of and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.

The SAI for each Contract is incorporated by reference into this prospectus, and the table of contents appears on page 135.  The prospectus and SAIs are part of the registration statements that we filed with the Securities and Exchange Commission (“SEC”) about these securities offerings.  The registration statements include individual prospectuses for each of the Perspective Annuities. The registration statements, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contracts make available for investment fixed and variable investment options.  The fixed options will have limited availability if you elect a Contract Enhancement.  The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following Funds – all class A shares:

JNL Series Trust

JNL/American Funds Blue Chip Income and Growth Fund	JNL/Mellon Capital Management Dow Jones U.S. Contrarian
JNL/American Funds Global Bond Fund	Opportunities Index Fund
JNL/American Funds Global Small Capitalization Fund	JNL/Morgan Stanley Mid Cap Growth Fund
JNL/American Funds Growth-Income Fund	JNL/Neuberger Berman Strategic Income Fund
JNL/American Funds International Fund	JNL/Oppenheimer Global Growth Fund
JNL/American Funds New World Fund	JNL/PIMCO Real Return Fund
JNL Institutional Alt 20 Fund	JNL/PIMCO Total Return Bond Fund
JNL Institutional Alt 35 Fund	JNL/PPM America Floating Rate Income Fund
JNL Institutional Alt 50 Fund	JNL/PPM America High Yield Bond Fund
JNL/American Funds® Balanced Allocation Fund	JNL/PPM America Mid Cap Value Fund
JNL/American Funds Growth Allocation Fund	JNL/PPM America Small Cap Value Fund
JNL/BlackRock Commodity Securities Fund	JNL/PPM America Value Equity Fund
JNL/BlackRock Global Allocation Fund	JNL/T. Rowe Price Established Growth Fund
JNL/Brookfield Global Infrastructure Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/Capital Guardian Global Balanced Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/T. Rowe Price Value Fund
JNL/DFA U.S. Core Equity Fund	JNL/UBS Large Cap Select Growth Fund
JNL/Eagle SmallCap Equity Fund	JNL/WMC Balanced Fund
JNL/Eastspring Investments Asia ex-Japan Fund	JNL/WMC Money Market Fund
JNL/Eastspring Investments China-India Fund	JNL/WMC Value Fund
JNL/Franklin Templeton Founding Strategy Fund	JNL/S&P Competitive Advantage Fund
JNL/Franklin Templeton Global Growth Fund	JNL/S&P Dividend Income & Growth Fund
JNL/Franklin Templeton Global Multisector Bond Fund	JNL/S&P Intrinsic Value Fund
JNL/Franklin Templeton Income Fund	JNL/S&P Total Yield Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNL/S&P 4 Fund
JNL/Franklin Templeton Mutual Shares Fund	JNL/S&P Managed Conservative Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL/S&P Managed Moderate Fund
JNL/Goldman Sachs Core Plus Bond Fund	JNL/S&P Managed Moderate Growth Fund
JNL/Goldman Sachs Mid Cap Value Fund	JNL/S&P Managed Growth Fund
JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/S&P Managed Aggressive Growth Fund
JNL/Invesco Global Real Estate Fund	JNL Disciplined Moderate Fund
JNL/Invesco International Growth Fund	JNL Disciplined Moderate Growth Fund
JNL/Invesco Large Cap Growth Fund	JNL Disciplined Growth Fund
JNL/Invesco Small Cap Growth Fund
JNL/Ivy Asset Strategy Fund	JNL Variable Fund LLC
JNL/JPMorgan International Value Fund	JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/JPMorgan MidCap Growth Fund	JNL/Mellon Capital Management Value Line® 30 Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Lazard Mid Cap Equity Fund	JNL/Mellon Capital Management S&P® 24 Fund
JNL/M&G Global Basics Fund	JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/M&G Global Leaders Fund	JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management 10 x 10 Fund	JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Index 5 Fund	JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management Emerging Markets Index Fund	JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management European 30 Fund	JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund	JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management S&P 500 Index Fund	JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund	JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Small Cap Index Fund	JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management International Index Fund	JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Bond Index Fund	JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

TABLE OF CONTENTS
GLOSSARY	1
KEY FACTS	3
FEES AND EXPENSES TABLES	4
Owner Transaction Expenses	4
Periodic Expenses	6
Total Annual Fund Operating Expenses	10
EXAMPLE	13
CONDENSED FINANCIAL INFORMATION	14
THE ANNUITY CONTRACTS	14
JACKSON OF NY	14
THE FIXED ACCOUNT	15
THE SEPARATE ACCOUNT	18
INVESTMENT DIVISIONS	18
JNL Series Trust	18
JNL Variable Fund LLC	29
Voting Privileges	31
Substitution	31
CONTRACT CHARGES	31
Mortality and Expense Risk Charges	31
Annual Contract Maintenance Charge	32
Administration Charge	32
Transfer Charge	32
Withdrawal Charge	32
Contract Enhancement Charge for Perspective II, L Series and Advisors II	34
Contract Enhancement Recapture Charge	35
Optional Death Benefit – Highest Anniversary Value Death Benefit Charge	36
Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge…………………………………………………....	36
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge	37
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge	37
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge	38
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net”) Charge	38
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net with Joint Option”) Charge	39
For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex GMWB”) Charge	40
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge	42
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge	43
Five-Year Withdrawal Charge Period (Perspective II only)	43
20% Additional Free Withdrawal Charge (Perspective II only)	43
Other Expenses	43
Premium Taxes	43
Income Taxes	43
DISTRIBUTION OF CONTRACTS	44
PURCHASES	45
Minimum Initial Premium	45
Minimum Additional Premiums	45
Maximum Premiums	47
Allocations of Premium	47
Optional Contract Enhancements for Perspective II, L Series and Advisors II	47
Contract Enhancements for Rewards	50
Capital Protection Program	51
Accumulation Units	51
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	51
Potential Limits and Conditions on Fixed Account Transfers	52
Restrictions on Transfers: Market Timing	53
TELEPHONE AND INTERNET TRANSACTIONS	54
The Basics	54
What You Can Do and How	54
What You Can Do and When	54
How to Cancel a Transaction	54
Our Procedures	54
ACCESS TO YOUR MONEY	54
Waiver of Withdrawal and Recapture Charges for Extended Care	55
Optional Five-Year Withdrawal Charge Period (Perspective II only)	55
20% Additional Free Withdrawal (Perspective II only)	55
Guaranteed Minimum Withdrawal Benefit Considerations	56
Guaranteed Minimum Withdrawal Benefit Important Special Considerations	56
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”)	58
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”)	63
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”)	66
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”)	68
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net with Joint Option”)	80
Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”)	92
LifeGuard Freedom Flex GMWB	94
LifeGuard Freedom Flex with Joint Option GMWB	105
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)	116
Systematic Withdrawal Program	123
Suspension of Withdrawals or Transfers	123
INCOME PAYMENTS (THE INCOME PHASE)	123
Variable Income Payments	124
Income Options	124
DEATH BENEFIT	125
Basic Death Benefit	125
Optional Death Benefits	125
Highest Anniversary Value Death Benefit	126
LifeGuard Freedom Flex DB NY	126
Payout Options	128
Pre-Selected Payout Options	128
Special Spousal Continuation Option	128
Death of Owner On or After the Income Date	128
Death of Annuitant	129
TAXES	129
Contract Owner Taxation	129
Tax-Qualified and Non-Qualified Contracts	129
Non-Qualified Contracts – General Taxation	129
Non-Qualified Contracts – Aggregation of Contracts	129
Non-Qualified Contracts – Withdrawals and Income Payments	129
Non-Qualified Contracts – Required Distributions	130
Tax-Qualified Contracts – Withdrawals and Income Payments	130
Withdrawals – Tax-Sheltered Annuities	130
Withdrawals – Roth IRAs	130
Constructive Withdrawals – Investment Adviser Fees	130
Extension of Latest Income Date	131
Death Benefits	131
Assignment	131
Diversification	131
Owner Control	131
Withholding	131
Jackson of NY Taxation	132
OTHER INFORMATION	132
Dollar Cost Averaging	132
Special Dollar Cost Averaging Plus (DCA+)	132
Earnings Sweep	133
Rebalancing	133
Free Look	133
Advertising	133
Modification of Your Contract	133
Confirmation of Transactions	134
Legal Proceedings	134
PRIVACY POLICY	134
Collection of Nonpublic Personal Information	134
Disclosure of Current and Former Customer Nonpublic Personal Information	134
Security to Protect the Confidentiality of Nonpublic Personal Information	134
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	135
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Contract Enhancement Recapture Charges)	B-1
APPENDIX C (Broker-Dealer Support)	C-1
APPENDIX D (GMWB Prospectus Examples)	D-1
APPENDIX E (Contracts Comparison Table)	E-1
APPENDIX F (Accumulation Unit Values)	F-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning.  In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for a Contract are based.  The Contracts allow for the naming of joint Annuitants.  Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death.  The Contracts allow for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment.  Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years.  If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary.  The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years.  For example, if the Issue Date is January 15, 2013 and a Premium payment is received on February 28, 2013 then, although the first Contract Anniversary is January 15, 2014, Completed Year 0-1 for that Premium payment would begin on February 28, 2013 and end on February 27, 2014.  Completed Year 1-2 for that Premium payment would begin on February 28, 2014.

Contract – the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Enhancement – a credit that we will make to your Contract Value in connection with a Premium payment. Under the optional Contract Enhancements available under Perspective II, L Series and Advisors II, a credit is made at the end of any Business Day in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement) during which we receive a Premium payment.  The optional Contract

Enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement, or 4% Contract Enhancement endorsement (only the 2% Contract Enhancement is available under Advisors II).  The actual Contract Enhancement percentage applied to the Premium payment varies, depending upon which optional Contract Enhancement you have elected and the Contract Year in which you make your payment. Under Rewards, the Contract Enhancement is included under the base Contract and is not optional. A 6% Contract Enhancement will be credited for each Premium payment permitted under the Contract.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of your allocations between the Contract's Fixed Account and Investment Divisions.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.  The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2013, then the end of Contract Year 0-1 would be January 14, 2014, and January 15, 2014, which is the first Contract Anniversary, begins Contract Year 1-2.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

GLOSSARY

Income Date – the date on which you begin receiving annuity payments.

Interest Rate Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund.  The Investment Divisions are called variable because the return on investment is not guaranteed.

Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York.  (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under a Contract.  Usually, but not always, the Owner is the Annuitant.  The Contracts allow for the naming of joint Owners.  (We do not capitalize “you” or “your” in the prospectus.)  Any reference to the Owner includes any joint Owner.

Premium(s) – considerations paid into a Contract by or on behalf of the Owner.

Remaining Premium – the total Premium paid reduced by withdrawals that incur withdrawal and/or recapture charges, and withdrawals of Premiums that are no longer subject to withdrawal and/or recapture charges.

Required Minimum Distributions (RMDs) – For certain qualified contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only.  This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the owner of a qualified contract.  Different rules apply for the MarketGuard Stretch GMWB as described in the “MarketGuard Stretch GMWB” section.

Separate Account – JNLNY Separate Account I.  The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

KEY FACTS

The immediately following two sections briefly introduce the Contracts (and their benefits and features) and their costs; however, please carefully read the whole prospectus and any related documents before purchasing a Contract to be sure that it will meet your needs.

Allocation Options
The Contracts make available a Fixed Account and Investment Divisions for allocation of your Premium payments and Contract Value.  For more information about the fixed options, please see “THE FIXED ACCOUNT” beginning on page 15.  For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 18.

Investment Purpose
The Contracts are intended to help you save for retirement or another long-term investment purpose.  The Contracts are designed to provide tax deferral on your earnings, if they are not issued under a qualified retirement plan.  Qualified plans confer their own tax deferral.  For more information, please see “TAXES” beginning on page 129.

Free Look
If you change your mind about having purchased a Contract, you may return it without penalty.  There are conditions and limitations, including time limitations.  For more information, please see “FREE LOOK” beginning on page 133.

Purchases
There are minimum and maximum Premium requirements.  Under Rewards, a Contract Enhancement is included under the base Contract and is not optional. A 6% Contract Enhancement will be credited for each Premium payment permitted under the Contract, subject to fees, conditions and limitations. Under the optional Contract Enhancements available under Perspective II, L Series or Advisors II, you may elect to receive a credit to your Contract Value at the end of any Business Day in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement) during which we receive a Premium payment, subject to fees, conditions and limitations.  The Contracts also have a Premium protection option, namely the Capital Protection Program.  For more information, please see “PURCHASES” beginning on page 45.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.  There are also a number of optional withdrawal benefits available under Perspective II.  The Contracts have a free withdrawal provision and waive the charges and adjustments in the event you may require extended care.  For more information, please see “ACCESS TO YOUR MONEY” beginning on page 54.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 123.

Death Benefit
The Contracts have a death benefit that becomes payable if you die before the Income Date.  Optional death benefits are also available.  For more information, please see “DEATH BENEFIT” beginning on page 125.

Contract Charges
Various charges apply under the Contract as summarized in the “FEES AND EXPENSES TABLES” below.  If the Contract Value is insufficient to pay the charges under a Contract, the Contract will terminate without value, unless you are eligible for continued payments under a Guaranteed Minimum Withdrawal Benefit.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering each Contract.  The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase a Contract, surrender a Contract or transfer cash value between investment options.  Fees and expenses also may apply after the Income Date.  For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 123.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge 1 (Percentage of Premium withdrawn, if applicable)

Perspective II	7.0%
L Series	7.0%
Advisors II	0.0%
Rewards	4.0%

Maximum Contract Enhancement Recapture Charge 2 (Percentage of the corresponding Premiums withdrawn with a Contract Enhancement)

Perspective II	3.0%
L Series	3.0%
Advisors II	2.0%
Rewards	6.0%

Maximum Premium Taxes 3 (Percentage of each Premium)

All Contracts	2.0%

Transfer Charge 4 (Per transfer after 15 in a Contract Year)

All Contracts	$25

Expedited Delivery Charge 5

All Contracts	$22.50

1	The withdrawal charge schedules for Perspective II, L Series, Advisors II, and Rewards are shown in the tables below:

Perspective II Withdrawal Charges (as a percentage of Premium payments)

	Completed Years Since Receipt Of Premium
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Base Schedule	7%	6%	5%	4%	3%	2%	1%	0
Five-year optional Schedule	6.5%	5%	3%	2%	1%	0	0	0

L Series Withdrawal Charges (as a percentage of Premium payments)

Completed Years Since Receipt Of Premium
0-1	1-2	2-3	3-4	4-5
7%	6%	5%	4%	0

Advisors II Withdrawal Charges (as a percentage of premium payments)

NONE

Rewards Withdrawal Charges (as a percentage of premium payments)

Completed Years Since Receipt Of Premium
0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
4%	3.5%	3.5%	3%	2.5%	2%	2%	2%	1.0%	0%

For more information on withdrawal charges, please see “Withdrawal Charge” under “Contract Charges” beginning on page 32.

2      For more information about recapture charges, please see “Contract Enhancement Recapture Charge” under “Contract Charges”, beginning on page 35.

3	Currently, Premium taxes do not apply.

4	We do not count transfers in conjunction with dollar cost averaging, earnings sweep, and automatic rebalancing.

5	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6 All Contracts	$30

Separate Account Annual Expenses (Annual percentage of average daily account value of Investment Divisions)

Mortality And Expense Risk Charge Perspective II L Series Advisors II Rewards	1.25% 1.60% 1.65% 1.65%

Administration Charge 7
All Contracts	0.15%

Total Separate Account Annual Expenses for Base Contract Perspective II L Series Advisors II Rewards	1.40% 1.75% 1.80% 1.80%

Optional Endorsements - A variety of optional endorsements to the Contracts are available. Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily Contract Value in the Investment Divisions and are deducted daily as part of the calculation of the value of the Accumulation Units.  You may select one from each grouping below8:

Perspective II and L Series offer the following optional Contract Enhancements for an additional charge:
4% Contract Enhancement Maximum Annual Charge 9	0.56%
3% Contract Enhancement Maximum Annual Charge 9	0.42%
2% Contract Enhancement Maximum Annual Charge 10	0.395%

Advisors II offers the following optional Contract Enhancement for an additional charge: 2% Contract Enhancement Maximum Annual Charge 10	0.395%

Rewards includes a 6% Contract Enhancement, for no additional charge.

Five-year Withdrawal Schedule Maximum Annual Charge (Perspective II only)	0.30%

20% Additional Free Withdrawal Maximum Annual Charge (Perspective II only)	0.30%

The following optional death benefit endorsement charges are based on either average daily Contract Value in the Investment Divisions (deducted daily as part of the calculation of the value of the Accumulation Units) or on a benefit base and are indicated as such.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below9 under all Contracts:

Average Daily Contract Value in the Investment Divisions Based Charges
Highest Anniversary Value Death Benefit Maximum Annual Charge 11	0.40%

Benefit Based Charges

LifeGuard Freedom Flex DB NY (only available with a specified combination of Options for the LifeGuard Freedom Flex GMWB)12	0.42%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below9 under all Contracts:

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge (“SafeGuard MaxSM”) 13	1.20%
5% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 5SM”) 14	1.74%
6% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 6SM”) 15	2.04%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net”) 16	2.22%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net”) with Optional Income Upgrade Table	2.70%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net With Joint Option”) 17	3.00%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net With Joint Option”) with Optional Income Upgrade Table	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex GMWB”) 18	2.52%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex GMWB”) with Optional Income Upgrade Table	3.00%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex With Joint Option GMWB”) 19	2.52%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex With Joint Option GMWB”) with Optional Income Upgrade Table	3.00%
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard StretchSM GMWB”) 20	2.22%

6
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from your allocations to the Fixed Account and Investment Divisions either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

7
This charge is waived on Perspective II and L Series Contracts if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated as of that date.

8
Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled.  The 4% and 3% Contract Enhancement are not available if you select the 20% Additional Free Withdrawal endorsement under Perspective II and vice versa.

9
This charge lasts for the first seven Contract Years.  While this charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions, this charge will also be assessed against any amounts allocated to the Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals).  For more information, please see “Contract Enhancement Charge for Perspective II, L Series and Advisors II” under “Contract Charges”, beginning on page 34.

10
This charge lasts for the first five Contract Years.  While this charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions, this charge will also be assessed against any amounts allocated to the Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals).  For more information, please see “Contract Enhancement Charge for Perspective II, L Series and Advisors II” under “Contract Charges”, beginning on page 34.

11	The current charge is 0.25%, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

12      The current and maximum charge is 0.035% of the GMWB Death Benefit each Contract Month (0.42% annually).

For more information about the charge for the LifeGuard Freedom Flex DB NY, please see Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge” under “Contract Charges”, beginning on page 36.  For more information about how the LifeGuard Freedom Flex DB NY works, including how the GMWB Death Benefit is calculated, please see “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 126.

13	1.20% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up
Annual Charge	Maximum	Current
	1.20%	0.60%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” on page 37.  For more information about how this endorsement works, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 58.

14	1.74% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

5% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	1.74%	0.87%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 37.  For more information about how the endorsement works, including how the GWB is calculated, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 63.

15	2.04% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

6% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	2.04%	1.02%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 38.  For more information about how the endorsement works, including how the GWB is calculated, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 66.

16	2.22% is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum	Current
	2.22%	1.11%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 38.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 68.

17	3.00% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum	Current
	3.00%	1.56%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 39.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 80.

18	2.52% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

LifeGuard Freedom Flex GMWB
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.04%	1.02%
6% Bonus and Annual Step-Up	1.92%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.22%	1.11%
7% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 40.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 94.

19	2.52% of the GWB is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

LifeGuard Freedom Flex With Joint Option GMWB
	Annual Charge
	Maximum	Current
5% Bonus and Annual Step-Up	2.10%	1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
6% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 42.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB With Joint Option” beginning on page 105.

20	2.22% of the GMWB Charge Base is the maximum annual charge, which charge is payable monthly. The tables below have the maximum and current charges.

MarketGuard Stretch GMWB
Annual Charge	Maximum	Current
	2.22%	1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Monthly	Monthly

For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge” beginning on page 43.  For more information about how the endorsement works, including how the GMWB Charge Base is calculated, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)” beginning on page 116.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.57%

Maximum: 2.23%

More detail concerning each Fund's fees and expenses is below.  But please refer to the Funds' prospectuses for even more information on the Funds, including investment objectives, performance, and information about Jackson National Asset Management, LLC®, the Funds' Adviser and Administrator, as well as the sub-advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/American Funds® Blue Chip Income and Growth	1.26% A	0.25% A	0.01% A	0.00%	1.52% A	0.45%B	1.07%A,B
JNL/American Funds Global Bond	1.38% A	0.25% A	0.03% A	0.00%	1.66% A	0.55%B	1.11%A,B
JNL/American Funds Global Small Capitalization	1.60% A	0.25% A	0.04% A	0.00%	1.89% A	0.60%B	1.29%A,B

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/American Funds Growth-Income	1.12% A	0.25% A	0.01% A	0.00%	1.38% A	0.40%B	0.98%A,B
JNL/American Funds International	1.49%A	0.25% A	0.04% A	0.00%	1.78% A	0.55%B	1.23%A,B
JNL/American Funds New World	1.93% A	0.25% A	0.05% A	0.00%	2.23% A	0.80%B	1.43%A,B
JNL/DFA U.S. Core Equity	0.72%	0.20%	0.01%	0.02%	0.95%	0.12% C	0.83%
JNL/T. Rowe Price Value	0.73%	0.20%	0.00%	0.00%	0.93%	0.01% C	0.92%
JNL/WMC Money Market	0.37%	0.20%	0.00%	0.00%	0.57%	0.34% D	0.23% D

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Institutional Alt 20	0.18%	0.00%	0.01%	0. 88%	1.07%
JNL Institutional Alt 35	0.17%	0.00%	0.00%	1.05%	1. 22%
JNL Institutional Alt 50	0.17%	0.00%	0.00%	1.20%	1. 37%
JNL/American Funds® Balanced Allocation	0.45%	0.25%	0.01%	0.46%	1.17%
JNL/American Funds Growth Allocation	0.45%	0.25%	0.01%	0.50%	1.21%
JNL/BlackRock Commodity Securities	0.78%	0.20%	0.00%	0.03%	1.01%
JNL/BlackRock Global Allocation	0.90%	0.20%	0.01%	0.01%	1.12%
JNL/Brookfield Global Infrastructure	0.95%	0.20%	0.03%	0.02%	1.20%
JNL/Capital Guardian Global Balanced	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Capital Guardian Global Diversified Research	0.87%	0.20%	0.01%	0.00%	1.08%
JNL/Eagle SmallCap Equity	0.79%	0.20%	0.00%	0.00%	0.99%
JNL/Franklin Templeton Founding Strategy	0.05%	0.00%	0.00%	1.04%	1.09%
JNL/Franklin Templeton Global Growth	0.86%	0.20%	0.00%	0.01%	1.07%
JNL/Franklin Templeton Global Multisector Bond	0.90%	0.20%	0.02%	0.02%	1.14%
JNL/Franklin Templeton Income	0.74%	0.20%	0.01%	0.01%	0.96%
JNL/Franklin Templeton International Small Cap Growth	1.10%	0.20%	0.01%	0.01%	1.32%
JNL/Franklin Templeton Mutual Shares	0.84%	0.20%	0.02%	0.02%	1.08%
JNL/Franklin Templeton Small Cap Value	0.91%	0.20%	0.01%	0.01%	1.13%
JNL/Goldman Sachs Core Plus Bond	0.67%	0.20%	0.01%	0.04%	0.92%
JNL/Goldman Sachs Mid Cap Value	0.81%	0.20%	0.00%	0.01%	1.02%
JNL/Goldman Sachs U.S. Equity Flex	0.95%	0.20%	0.88%	0.00%	2.03%
JNL/Invesco Global Real Estate	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/Invesco International Growth	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Invesco Large Cap Growth	0.76%	0.20%	0.00%	0.01%	0.97%
JNL/Invesco Small Cap Growth	0.95%	0.20%	0.00%	0.01%	1.16%
JNL/Ivy Asset Strategy	1.02%	0.20%	0.00%	0.01%	1.23%
JNL/JPMorgan International Value	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/JPMorgan MidCap Growth	0.79%	0.20%	0.00%	0.01%	1.00%
JNL/JPMorgan U.S. Government & Quality Bond	0.49%	0.20%	0.01%	0.01%	0.71%
JNL/Lazard Mid Cap Equity	0.81%	0.20%	0.01%	0.01%	1.03%
JNL/M&G Global Basics	1.00%	0.20%	0.01%	0.01%	1.22%
JNL/M&G Global Leaders	1.00%	0.20%	0.03%	0.00%	1.23%
JNL/Mellon Capital Management Emerging Markets Index	0.55%	0.20%	0.09%	0.02%	0.86%
JNL/Mellon Capital Management European 30	0.57%	0.20%	0.01%	0.00%	0.78%
JNL/Mellon Capital Management Pacific Rim 30	0.56%	0.20%	0.01%	0.00%	0.77%
JNL/Mellon Capital Management S&P 500 Index	0.35%	0.20%	0.02%	0.00%	0.57%
JNL/Mellon Capital Management S&P 400 MidCap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management Small Cap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management International Index	0.42%	0.20%	0.03%	0.00%	0.65%
JNL/Mellon Capital Management Bond Index	0.36%	0.20%	0.01%	0.00%	0.57%
JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index	0.48%	0.20%	0.03%	0.00%	0.71%
JNL/Mellon Capital Management Index 5	0.05%	0.00%	0.00%	0.59%	0.64%
JNL/Mellon Capital Management 10 x 10	0.05%	0.00%	0.00%	0.62%	0.67%
JNL/Morgan Stanley Mid Cap Growth	0.90%	0.20%	0.01%	0.00%	1.11%
JNL/Neuberger Berman Strategic Income	0.75%	0.20%	0.01%	0.00%	0.96%
JNL/Oppenheimer Global Growth	0.81%	0.20%	0.00%	0.00%	1.01%
JNL/Eastspring Investments Asia ex-Japan	1.05%	0.20%	0.03%	0.00%	1.28%
JNL/Eastspring Investments China-India	1.10%	0.20%	0.01%	0.00%	1.31%
JNL/PIMCO Real Return	0.59%	0.20%	0.02%	0.00%	0.81%
JNL/PIMCO Total Return Bond	0.60%	0.20%	0.00%	0.00%	0.80%
JNL/PPM America Floating Rate Income	0.80%	0.20%	0.00%	0.01%	1.01%
JNL/PPM America High Yield Bond	0.54%	0.20%	0.01%	0.01%	0.76%
JNL/PPM America Mid Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Small Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Value Equity	0.65%	0.20%	0.01%	0.00%	0.86%
JNL/T. Rowe Price Established Growth	0.67%	0.20%	0.00%	0.00%	0.87%
JNL/T. Rowe Price Mid-Cap Growth	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/T. Rowe Price Short-Term Bond	0.51%	0.20%	0.01%	0.02%	0.74%
JNL/UBS Large Cap Select Growth	0.75%	0.20%	0.01%	0.01%	0.97%
JNL/WMC Balanced	0.54%	0.20%	0.00%	0.02%	0.76%
JNL/WMC Value	0.58%	0.20%	0.01%	0.00%	0.79%
JNL/S&P Managed Conservative	0.15%	0.00%	0.01%	0.85%	1.01%
JNL/S&P Managed Moderate	0.14%	0.00%	0.01%	0.89%	1.04%
JNL/S&P Managed Moderate Growth	0.14%	0.00%	0.00%	0.91%	1.05%
JNL/S&P Managed Growth	0.14%	0.00%	0.00%	0.95%	1.09%
JNL/S&P Managed Aggressive Growth	0.16%	0.00%	0.00%	0.97%	1.13%
JNL Disciplined Moderate	0.18%	0.00%	0.00%	0.69%	0.87%
JNL Disciplined Moderate Growth	0.18%	0.00%	0.00%	0.68%	0.86%
JNL Disciplined Growth	0.18%	0.00%	0.00%	0.67%	0.85%
JNL/S&P Competitive Advantage	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Dividend Income & Growth	0.49%	0.20%	0.00%	0.00%	0.69%
JNL/S&P Intrinsic Value	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Total Yield	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P 4	0.05%	0.00%	0.00%	0.70%	0.75%
JNL/Mellon Capital Management Nasdaq® 25	0.45%	0.20%	0.04%	0.00%	0.69%
JNL/Mellon Capital Management Value Line® 30	0.43%	0.20%	0.11%	0.00%	0.74%
JNL/Mellon Capital Management DowSM Dividend	0.45%	0.20%	0.02%	0.00%	0.67%
JNL/Mellon Capital Management S&P® 24	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management 25	0.44%	0.20%	0.00%	0.00%	0.64%
JNL/Mellon Capital Management Select Small-Cap	0.45%	0.20%	0.00%	0.00%	0.65%
JNL/Mellon Capital Management JNL 5	0.42%	0.20%	0.02%	0.00%	0.64%
JNL/Mellon Capital Management VIP	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management JNL Optimized 5	0.44%	0.20%	0.04%	0.00%	0.68%
JNL/Mellon Capital Management S&P® SMid 60	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management NYSE® International 25	0.52%	0.20%	0.05%	0.00%	0.77%
JNL/Mellon Capital Management Communications Sector	0.48%	0.20%	0.03%	0.00%	0.71%
JNL/Mellon Capital Management Consumer Brands Sector	0.48%	0.20%	0.02%	0.00%	0.70%
JNL/Mellon Capital Management Financial Sector	0.46%	0.20%	0.02%	0.00%	0.68%
JNL/Mellon Capital Management Healthcare Sector	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management Oil & Gas Sector	0.43%	0.20%	0.03%	0.00%	0.66%
JNL/Mellon Capital Management Technology Sector	0.44%	0.20%	0.03%	0.00%	0.67%

A	Fees and expenses at the Master Fund level for Class 1 shares of each respective Fund are as follows:

JNL/American Funds Blue Chip Income and Growth Fund: Management Fee: 0.41%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.42%.

JNL/American Funds Global Bond Fund: Management Fee: 0.53%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.03%; Total Annual Portfolio Operating Expenses: 0.56%.

JNL/American Funds Global Small Capitalization Fund: Management Fee: 0.70%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.74%.

JNL/American Funds Growth-Income Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.28%.

JNL/American Funds International Fund: Management Fee: 0.49%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.53%.

JNL/American Funds New World Fund: Management Fee: 0.73%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.05%; Total Annual Portfolio Operating Expenses: 0.78%.

B
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and Admin Fee and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

C
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

D
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and Fixed Account.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor Premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional 2% Contract Enhancement under Perspective II and Advisors II, the optional 4% Contract Enhancement under L Series, the Highest Anniversary Value Death Benefit, the Five-year Withdrawal Charge Period under Perspective II, the 20% Additional Free Withdrawal under Perspective II, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Perspective II	$1,669	$2,800	$3,980	$6,885
L Series	$1,811	$3,104	$4,049	$6,909
Advisors II	$1,000	$2,450	$3,807	$6,837
Rewards	$1,169	$2,593	$3,886	$6,791

If you annuitize at the end of the applicable time period:

	1 year *	3 years	5 years	10 years
Perspective II	$1,669	$2,500	$3,880	$6,885
L Series	$1,811	$2,604	$4,049	$6,909
Advisors II	$1,000	$2,450	$3,807	$6,837
Rewards	$1,169	$2,243	$3,636	$6,791

*Please be aware that, although we show this cost for comparison purposes, you are not allowed to annuitize this Contract within 13 months of the Contract's Issue Date.

If you do not surrender your Contract:

	1 year	3 years	5 years	10 years
Perspective II	$819	$2,375	$3,830	$6,885
L Series	$811	$2,354	$3,799	$6,909
Advisors II	$800	$2,325	$3,757	$6,837
Rewards	$769	$2,243	$3,636	$6,791

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The information about all Accumulation Unit Values constitutes the condensed financial information, which, for Rewards Contracts, can be found in the Statement of Additional Information.  For Perspective II, L Series and Advisors II Contracts, this information is not currently provided, but will be provided in the Statement of Additional Information when information for a full calendar year is available.  The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying Fund and Separate Account charges for the base Contract and the various combinations of optional endorsements.  The financial statements of the Separate Account and Jackson of NY can be found in the Statement of Additional Information.  The financial statements of the Separate Account include information about all the contracts offered through the Separate Account.  The financial statements of Jackson of NY that are included should be considered only as bearing upon the company's ability to meet its contractual obligations under the Contracts.  Jackson of NY's financial statements do not bear on the future investment experience of the assets held in the Separate Account.  For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACTS

Your Contract is a contract between you, the Owner, and us.  Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit.  Purchases under tax-qualified plans should be made for other than tax deferral reasons.  Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract.  We will not issue a Contract to someone older than age 90 (age 85 for Rewards Contracts).  Optional benefits may have different requirements, as noted.

You may allocate your Contract Value to

●	our Fixed Account, as may be made available by us, or as may be otherwise limited by us, or to
●	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

●	the accumulation phase, when you make Premium payments to us, and
●	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Your ability to change ownership is limited on Contracts with one of the For Life GMWBs.  Please contact the Annuity Service Center for help and more information.

The Contracts are flexible Premium fixed and variable deferred annuities and may be issued as either an individual or a group contract.  This prospectus provides a description of the material rights and obligations under the Contracts.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.

JACKSON OF NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995.  Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577.  We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).  Prudential plc is also the ultimate parent of M&G Investment Management Limited, PPM America, Inc., and Eastspring Investments (Singapore) Limited, each a sub-adviser; and Jackson National Asset Management, LLC, the Funds’ investment adviser and administrator.

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Jackson of NY is working to provide documentation electronically.  When this program is available, Jackson of NY will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT

Contract Value that you allocate to a Fixed Account option will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it.  Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

Under Perspective II, L Series and Rewards Contracts, each Fixed Account option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), so long as the Contract Value is not withdrawn, transferred, or annuitized until the end of the specified period.  Under Advisors II Contracts, special Fixed Account option limitations apply as described below. You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

Fixed Account Option Limitations apply on Advisors II Contracts. Any amounts allocated to the Fixed Account under Advisors II (including any Contract Enhancement) will be automatically transferred, on a monthly basis in equal installments, to your choice of Investment Divisions within six months of the allocation, so that at the end of the period, all amounts in the Fixed Account will have been transferred out.  The installment amount will be determined based on the amount allocated to the Fixed Account and the credited interest rate.  Charges, withdrawals and any additional transfers (which are permitted at any time) taken from the Fixed Account will shorten the length of time it takes to deplete the account balance.  Automatic transfers will not count against the 15 free transfers in a Contract year.

The following restrictions currently apply on Perspective II and L Series Contracts with an optional Contract Enhancement endorsement.  During the first eight Contract Years (six Contract Years for the 2% Contract Enhancement), the three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  During the first seven Contract Years (five Contract Years for the 2% Contract Enhancement), Premiums may be allocated to the one year Fixed Account Option.  However, any Premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the Premium.  Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account.  See "Additional Information Concerning the One-Year Fixed Account Option" below for additional information on the transfer out provision.  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

Rates of Interest We Credit.

Perspective II, L Series and Rewards Contracts

The Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any Premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to Premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided further that the Fixed Account minimum interest rate will never be less than 1% or more than 3%.  As noted above, these limits are prescribed by state non-forfeiture laws and set forth in the Contracts.  This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the foregoing formula.  Thereafter, on the Contract Monthly Anniversary for each January, the Fixed Account minimum interest rate will be reset in accordance with the above formula. (The Contract Monthly Anniversary for any January is the Contract Monthly Anniversary that falls within that month).  If you allocate a Premium payment or other Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation would initially apply to that allocation.  Subsequent resets of the Fixed Account minimum interest rate on each January Contract Monthly Anniversary could change the amount of interest you would thereafter earn on that allocation.  Thus, if the new Fixed Account minimum interest rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited would increase to that new higher rate.  On the other hand, if the new Fixed Account minimum interest rate is lower than the rate being credited to your allocation, the interest rate being credited would decrease to that lower rate, but never below the base interest rate.  We will advise you of any new Fixed Account minimum interest rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the change occurs.

Advisors II Contracts

The Fixed Account offers a base interest rate that we established and will credit to the amount allocated to the Fixed Account for a six-month period.  Currently, the Fixed Account minimum interest rate is 2% per annum, which is credited daily.  Subject to these minimum requirements, we may declare different base interest rates at different times.

We require that Premium allocated to the Fixed Account (including any Contract Enhancement) be automatically transferred, on a monthly basis, to your choice of Investment Division(s) within six months of the allocation so that, at the end of the period, all amounts in the Fixed Account will have been transferred out.  The installment amount will be determined based on the amount allocated to the Fixed Account and the credited interest rate.  Charges, withdrawals and any additional transfers (which are permitted at any time) taken from the Fixed Account will shorten the length of time it takes to deplete the account balance.  Automatic transfers will not count against the 15 free transfers in a Contract Year.

Interest will continue to be credited daily on the account balance remaining in the Fixed Account as funds are automatically transferred into your choice of Investment Division options.  However, the effective yield over the six-month automatic transfer period will be less than the credited interest rate, as it will be applied to a declining balance in the Fixed Account

For the most current information about applicable interest rates on all Contracts, you may contact your registered representative or (at the address and phone number on the cover page of this prospectus) our Annuity Service Center.

Interest Rate Adjustment (Not applicable to Advisors II and Rewards).  An Interest Rate Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period.  The Interest Rate Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period.   In order to determine whether there will be an Interest Rate Adjustment, we first consider the base interest rate of the Fixed Account Option from which you are taking an amount as a withdrawal, transfer, or annuitization.  As discussed above under ‘Rates of Interest we Credit,’ the ‘base interest rate’ is a rate which we declare at the time you allocate any amount to a Fixed Account Option and which we credit to that Fixed Account Option if and when such base interest rate is higher than the Fixed Account minimum interest rate.  The Interest Rate Adjustment is based on the relationship of the base interest rate on your Fixed Account Option to the ‘current new business interest rate,’ which is a rate that we use solely for purposes of calculating the amount of any Interest Rate Adjustment.  The ‘current new business interest rate’ is .25% per annum greater than the base interest rate we are then offering on a new Fixed Account Option with the same duration as your Fixed Account Option.  If we are not then offering that duration, we will estimate a base interest rate for that duration based on the closest durations that we are then offering.

Generally, the Interest Rate Adjustment will (a) increase the amount withdrawn, transferred, or annuitized when the current new business rate is lower than the base interest rate being credited for the Fixed Account Option from which the amount is being taken and will (b) decrease the amount withdrawn, transferred, or annuitized when the current new business rate is higher than the base interest rate for the Fixed Account Option from which the amount is being taken. There will be no interest rate adjustment if these rates are the same. Any adjustment resulting from the Interest Rate Adjustment is applied to the amount that is being withdrawn, transferred, or annuitized from the Fixed Account Option.  However, an Interest Rate Adjustment will not otherwise affect the values under your Contract.

Moreover, even if the current new business interest rate is greater than the base interest rate for the Fixed Account Option from which the amount is being taken, there will be no Interest Rate Adjustment if the difference between the two is less than 0.25%.   This limitation avoids decreases in the amount withdrawn, transferred, or annuitized in situations where the general level of interest rates has declined but the current new business interest rate nevertheless exceeds the base interest rate for your Fixed Account Option because of the additional .25% that (as described above) is added when determining the current new business rate.

Also, there is no Interest Rate Adjustment on: amounts taken from the one-year Fixed Account option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals.  In no event will a total withdrawal, transfer or annuitization from the Fixed Account Options be less than the Fixed Account minimal value.  The Fixed Account minimum value at least equals the minimum value prescribed by the applicable non-forfeiture law. The Fixed Amount minimum value for any Fixed Account Option is the amount that would result from (1) accumulating the following amounts at the Fixed Account minimum interest rate: (a) any Premium payments (net of any associated Premium taxes plus any Contract Enhancements) or transfers that you allocate to that Fixed Account Option less (b) any withdrawals, transfers, or charges that are taken out of that Fixed Account Option; and (2) deducting any withdrawal charges, recapture charges, or charge for taxes due in connection with the withdrawal.  In the case of a partial withdrawal or transfer from a Fixed Account Option, you will have been credited with interest on the amount withdrawn or transferred at a rate at least equal to the Fixed Account minimum interest rate, even if subject to an Interest Rate Adjustment that otherwise would have reduced it below that rate.

The following example illustrates how the Fixed Account minimum value may affect an Interest Rate Adjustment on a partial withdrawal.  If you allocated your initial Premium of $10,000 to the Fixed Account and your declared rate of interest was 3%, after one year (assuming no other transactions or withdrawal charges) your Contract Value in the Fixed Account would be $10,300. If the Fixed Account minimum interest rate was 1%, your Fixed Account minimum value would be $10,100. In this case, an Interest Rate Adjustment could not reduce the withdrawal by more than $200 (the difference between your Contract Value in the Fixed Account and the Fixed Account minimum value).  For example, if you request an $8,000 withdrawal and it is subject to a $200 negative Interest Rate Adjustment, the withdrawal would be adjusted to $7,800. However, if it were subject to a negative $400 Interest Rate Adjustment, the $8,000 withdrawal still would only be adjusted to $7,800, so that it does not invade the Fixed Account minimum value. Immediately after either of these withdrawals, there will be no difference between your Contract Value in the Fixed Account and Fixed Account minimum value, and no negative Interest Rate Adjustments will apply on subsequent withdrawals until the Contract Value in the Fixed Account again grows to be larger than the Fixed Account minimum value.

End of Fixed Account Option Periods (Not Applicable to Advisors II).  Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account option, and there will not be an Interest Rate Adjustment if it would otherwise be applicable.  If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date.  If such new Fixed Account Option would extend beyond the Income Date, we will use the longest Fixed Account Option that does not extend beyond the Income Date; or (if less than 1 year remains until the Income Date) we will credit interest at the current interest rate under the one-year Fixed Account Option up to the Income Date.  Under Perspective II and L Series, if the specified period of the same duration that has ended is no longer available, we will use the next shorter period that is then available.

Additional Information Concerning the One-Year Fixed Account Option (Not Applicable to Advisors II).  Please also refer to “Transfers and Frequent Transfer Restrictions” later in this prospectus for information about certain restrictions, limits and requirements that may apply (or may in the future apply) to transfers to or from the Fixed Account Options.  In particular, we describe certain additional restrictions that may apply with respect to transfers from the one-year Fixed Account Option, including the possibility that you might not be able to transfer all of your Contract Value out of the one-year Fixed Account Option for at least three years.  Accordingly, before allocating any Premium payments or other Contract Value to the one year Fixed Account Option, you should consider carefully the conditions we may impose upon your use of that option.

Other Considerations.  Your Contract contains a more complete description of the Fixed Account options, as supplemented by our administrative requirements relating to transfers.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options.  From time to time, we will offer special interest rates on the DCA+ Fixed Account Option.  The DCA+ Fixed Account Option is only available for new Premiums.  We provide more information about Dollar Cost Averaging, including DCA+, under “Other Information” later in this prospectus.

THE SEPARATE ACCOUNT

We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law.  The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations.  However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct.  All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions.  We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

You may allocate your Contract Value to no more than 18 Investment Divisions and the Fixed Account at any one time.  Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective.  The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account.  However, this is not guaranteed.  It is possible for you to lose your Contract Value allocated to any of the Investment Divisions.  If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select.  The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest are each known as a Fund of Funds.  Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds.  You should read the prospectus for the JNL Series Trust for more information.

JNL/American Funds® Balanced Allocation
JNL/American Funds Growth Allocation
JNL Institutional Alt 20
JNL Institutional Alt 35
JNL Institutional Alt 50
JNL/Franklin Templeton Founding Strategy
JNL/Mellon Capital Management 10 x 10
JNL/Mellon Capital Management Index 5
JNL/S&P 4
JNL/S&P Managed Conservative
JNL/S&P Managed Moderate
JNL/S&P Managed Moderate Growth
JNL/S&P Managed Growth
JNL/S&P Managed Aggressive Growth
JNL Disciplined Moderate
JNL Disciplined Moderate Growth
JNL Disciplined Growth

The names of the Funds that are or were previously available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust

JNL/American Funds Blue Chip Income and Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks both income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Blue Chip Income and Growth FundSM (“Master Blue Chip Income and Growth Fund” or “Master Fund”). The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations of $4 billion and above. The Master Fund also will ordinarily invest at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade. The Master Fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

JNL/American Funds Global Bond Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks, over the long term, a high level of total return consistent with prudent investment management through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Global Bond FundSM (“Master Global Bond Fund” or “Master Fund”). The Master Fund is designed for investors seeking returns through a portfolio of debt securities issued by companies based around the world. The Master Fund seeks to provide, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets in bonds. The Master Fund invests primarily in debt securities of governmental, supranational and corporate issuers denominated in various currencies, including U.S. dollars. The Master Fund may also invest a portion of its assets in lower quality, higher yielding debt securities (rated Ba1 or below and BB+ or below by NRSROs or unrated but determined to be of equivalent quality by the Master Fund’s investment adviser).  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

JNL/American Funds Global Small Capitalization Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks growth of capital over time through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Global Small Capitalization FundSM (“Master Global Small Capitalization Fund” or “Master Fund”). The Master Global Small Capitalization Fund invests at least 80% of its net assets in growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase. The Master Global Small Capitalization Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Global Capitalization Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Growth-Income FundSM (“Master Growth-Income Fund” or “Master Fund”). The Master Growth-Income Fund seeks to make the investment grow and provide income over time by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends. The Master Growth-Income Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – International FundSM (“Master International Fund” or “Master Fund”). The Master International Fund seeks to make the investment grow over time by investing primarily in common stocks of companies located outside the United States. The Master Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds New World Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term capital appreciation through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – New World FundSM (“Master New World Fund” or “Master Fund”). The Master Fund is designed for investors seeking capital appreciation over time.  The Fund may invest in companies without regard to market capitalization, including companies with small market capitalizations.  Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value. Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.

JNL Institutional Alt 20 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust, the JNL Variable Fund LLC, and the CurianVariable Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the CurianVariable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 80%), and non-traditional asset classes and strategies (approximately 20%).  Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 35 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust, the JNL Variable Fund LLC, and the CurianVariable Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the CurianVariable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 65%), and non-traditional asset classes and strategies (approximately 35%). Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 50 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust, the JNL Variable Fund LLC, and the CurianVariable Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the CurianVariable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 50%), and non-traditional asset classes and strategies (approximately 50%). Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL/American Funds® Balanced Allocation Fund
Jackson National Asset Management, LLC

Seeks a balance between current income and growth of capital by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 50%-80% of its assets to Underlying Funds that invest primarily in equity securities and 20%-50% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/American Funds Growth Allocation Fund
Jackson National Asset Management, LLC

Seeks capital growth with a secondary emphasis on current income by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 70%-100% of its assets to Underlying Funds that invest primarily in equity securities and 0%-30% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/BlackRock Commodity Securities Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will utilize two strategies and will invest approximately 50% to 75% of its assets in the “Natural Resources Strategy,” and 25% to 50% of its assets in the “Commodity Strategy.”  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials.  The “Commodity Strategy” will focus on investments in commodity securities.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks high total investment return by investing in a portfolio of equity and debt securities, money market securities and other short-term securities or instruments of issuers located around the world.  Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility.  Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.  The Fund may invest in securities of any market capitalization.  The Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns.

JNL/Brookfield Global Infrastructure Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc. and sub-sub-adviser:  AMP Capital Brookfield (US) LLC)

Seeks total return through growth of capital and current income by investing at least 80% of its net assets in securities of publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States.  Securities in which the Fund may invest include, but are not limited to, common, convertible and preferred stock, stapled securities, income trusts, limited partnerships, and limited partnership interests in the general partners of master limited partnerships, issued by infrastructure and infrastructure-related companies.

JNL/Capital Guardian Global Balanced Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks income and capital growth, consistent with reasonable risk through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers.  The Fund’s neutral position is a 65%/35% blend of equities and fixed-income, but may allocate 55% to 75% of the Fund’s assets to equity securities and 25% to 45% of the Fund’s assets to fixed-income securities.  The Fund may also invest in debt securities of developing country (emerging market) issuers.

JNL/Capital Guardian Global Diversified Research Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks long-term growth of capital and income by investing at least 80% of its assets in a portfolio consisting of equity securities of U.S. and non-U.S. issuers. The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase.  The Fund may also invest in equity securities of developing country (emerging market) issuers.

JNL/DFA U.S. Core Equity Fund (formerly, JNL/Eagle Core Equity Fund)
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)

Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in equity securities of U.S. companies.  The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe.  The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will fluctuate with market movements.  Additionally, the range by which the Fund’s percentage allocation to the securities of the largest U.S. growth companies is reduced as compared to the U.S. universe will change from time to time.

JNL/Eagle SmallCap Equity Fund
Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of the companies represented by the Russell 2000® Index.  The Fund’s equity holdings consist primarily of common stocks, but may also include preferred stocks and investment grade securities convertible into common stocks, and warrants.

JNL/Eastspring Investments Asia ex-Japan Fund (formerly, JNL/PAM Asia ex-Japan Fund)
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return and capital appreciation by investing under normal circumstances at least 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region.

JNL/Eastspring Investments China-India Fund (formerly, JNL/PAM China-India Fund)
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return by investing normally, 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People’s Republic of China and India.

JNL/Franklin Templeton Founding Strategy Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making allocations (approximately 33 1/3%) of its assets and cash flows among three Class A shares of the following Underlying Funds: 1) JNL/Franklin Templeton Income Fund; 2) JNL/Franklin Templeton Global Growth Fund; and 3) JNL/Franklin Templeton Mutual Shares Fund.  These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities.

JNL/Franklin Templeton Global Growth Fund
Jackson National Asset Management, LLC (and Templeton Global Advisors Limited)

Seeks long-term capital growth by investing, under normal market conditions, primarily in the equity securities of companies located anywhere in the world, including emerging markets.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains by investing, under normal market conditions, primarily in fixed and floating rate debt securities and debt obligations issued by governments, government-related issuers, or corporate issuers worldwide (collectively, “fixed-income securities”) which may result in high portfolio turnover.  Fixed-income securities include debt securities of any maturity, such as bonds, notes, bills and debentures.  Investments in debt securities may include, but are not limited to, debt securities of any maturity of governments and government agencies throughout the world (including the U.S.), their agencies and instrumentalities and supranational organizations, municipal and local/provincial debt, debt securities of corporations, commercial paper, preferred stock, bank loans, convertible securities, mortgage- or asset-backed securities, inflation-linked securities, equipment trusts and other securitized or collateralized debt securities.  Certain instruments in which the Fund invests may be illiquid or thinly-traded securities. The Fund also regularly enters into currency-related transactions in both developed and emerging markets, in an attempt to generate total return and manage risk, including risk from differences in global short-term interest rates.  The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation.

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in a diversified portfolio of debt and equity securities.  The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.  In its search for growth opportunities, the Fund maintains the flexibility to invest in common stocks of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors.

JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC)

Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of marketable equity and equity-related securities of smaller international companies with a market capitalization of less than $5 billion.  The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index.   The Fund may invest in emerging market countries.

JNL/Franklin Templeton Mutual Shares Fund
Jackson National Asset Management, LLC (and Franklin Mutual Advisers, LLC)

Seeks capital appreciation, which may occasionally be short-term (which is capital appreciation return on investment in less than 12 months), and secondarily, income by investing, under normal market conditions, primarily in equity securities (including securities convertible into, or that the sub-adviser expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the sub-adviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).  Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock.  To a lesser extent, the Fund also invests in merger arbitrage securities and distressed companies.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest.  However as a general rule, the Fund currently invests the equity portion of its portfolio primarily to predominately in companies with market capitalizations greater than $5 billion, with a portion or a significant amount in smaller companies.

JNL/Franklin Templeton Small Cap Value Fund
Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing, normally, at least 80% of its assets in investments of small-capitalization companies.  The Sub-Adviser deems small capitalization companies are companies with market capitalizations (the market value of a company’s outstanding stock) under $3.5 billion at the time of purchase.

JNL/Goldman Sachs Core Plus Bond Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)

Seeks a high level of current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in a globally diverse portfolio of bonds and other fixed-income securities and related investments. The Sub-Adviser has broad discretion to invest the Fund’s assets among certain segments of the fixed-income market (including non-investment grade securities), emerging market debt securities and in obligations of domestic and foreign issuers which may be denominated in currencies other than the U.S. dollar.  The Fund does not currently intend to invest more than 75% of assets in non-investment grade securities.

JNL/Goldman Sachs Mid Cap Value Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in securities within the market capitalization range of the Russell Midcap® Value Index and Russell 2500 Value Index .  If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

JNL/Goldman Sachs U.S. Equity Flex Fund
Jackson National Asset Management, LLC (Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing in a broad mix of equity securities that aims to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index.  The Sub-Adviser will normally establish long and short positions in equity securities.  In seeking to outperform its benchmark index, the S&P 500 Index, the Fund will hold long securities that the Sub-Adviser believes are more likely to outperform the index, and will take short positions in securities the Sub-Adviser believes will underperform the index.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Ltd.)

Seeks high total return by investing, normally, at least 80% of its assets in the equity and debt securities of real estate and real estate-related companies located in at least three different countries, including the United States.  These companies include real estate investment trusts or other real estate operating companies. The Fund may also invest in the following other investments that have economic characteristics similar to the Fund’s direct investments: derivatives, exchange-traded funds and American Depositary Receipts.  These derivatives and other instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by primarily investing in equity securities of issuers that are considered by the Fund’s portfolio managers to have a strong earnings growth. The Fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market.  The Fund will normally invest in the securities of companies located in at least three countries outside of the U.S., emphasizing investment in companies in the developed markets of Western Europe and the Pacific Basin.

JNL/Invesco Large Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in securities of large-capitalization companies.  The Fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized company included in the Russell 1000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic instruments.  Synthetic instruments are investments that have economic characteristics similar to the Fund’s direct investments and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts.

JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies.  The Fund considers a company to be a small-capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic and derivative instruments.  Synthetic and derivative instruments are investments that have economic characteristics similar to the Fund’s direct investments.  Synthetic and derivative instruments in which the Fund may invest may include warrants, futures, options, exchange-traded funds and American Depositary Receipts. Synthetic and derivative instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Ivy Asset Strategy Fund
Jackson National Asset Management, LLC (and Ivy Investment Management Company)

Seeks high total return by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world, as well as investments in precious metals and investment with exposure to various foreign currencies.  The Fund may invest up to 100% of its total assets in foreign securities.

JNL/JPMorgan International Value Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio consisting primarily of value common stocks of non-U.S. companies; the Fund seeks to invest mainly in, but is not limited to, securities included in the MSCI EAFE Value Index.  The Fund may also invest in the equity securities of companies in developing countries or “emerging markets.”

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.  Market capitalization is the total market value of a company’s shares.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks to obtain a high level of current income by investing, under normal circumstances, at least 80% of its assets in US Treasury securities, obligations issued by agencies or instrumentalities of the U.S. government (which may not be backed by the U.S. government) and mortgage-backed securities, that are supported either by the full faith and credit of the U.S. government or their own credit, collateralized mortgage obligations issued by private issuers, repurchase agreements and derivatives related to the principal investments.  The Fund may also invest in high-quality corporate debt securities.

JNL/Lazard Mid Cap Equity Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing at least 80% of its assets in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

JNL/M&G Global Basics Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term capital growth by investing in companies operating in basic industries (“primary” and “secondary” industries), and also in companies that service these industries.  The Fund focuses on the “building blocks of the global economy.”  The Fund invests in companies that produce raw materials or turn them into products for consumers.  Such companies can be found either in primary industries (raw materials) or in secondary industries (products and services, such as manufacturing, food production, construction, and energy).  The Fund may also invest in other global equities.

JNL/M&G Global Leaders Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term total return (the combination of income and growth of capital) by investing in stocks selected from the full spectrum of leading companies world-wide (leading companies is defined as those companies that are at the forefront of creating value for shareholders) either directly or as a result of a rise in its stock or bond price or dividends, or stock splits, or indirectly by its participation in activities or markets providing for future enhanced profitability.  The Fund aims to achieve consistent returns in the global equity funds sector.

JNL/Mellon Capital Management 10 x 10 Fund
Jackson National Asset Management, LLC

Seeks to achieve its objective by investing in Class A Shares of the following Underlying Funds:

➢	50% in the JNL/Mellon Capital Management JNL 5 Fund;
➢	10% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	10% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	10% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	10% in the JNL/Mellon Capital Management International Index Fund; and
➢	10% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Index 5 Fund
Jackson National Asset Management, LLC

Seeks to achieve its objective by investing in Class A Shares of the following Underlying Funds:

➢	20% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	20% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	20% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	20% in the JNL/Mellon Capital Management International Index Fund; and
➢	20% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries by investing, under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index (“Index”), including depositary receipts representing securities of the Index; which may be in the form of American Depositary receipts, Global Depositary receipts and European Depositary receipts.  The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.

JNL/Mellon Capital Management European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing at least 80% of its assets in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Management Pacific Rim 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets in the common stock of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital Management S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 500® Index.  The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P MidCap 400 Index.  The Fund invests in equity securities of medium capitalization-weighted domestic corporations; under normal circumstances the Fund invests at least 80% of its assets in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Russell 2000® Index.  The Fund invests in equity securities of small- to mid-size domestic companies; under normal circumstances the Fund invests at least 80% of its assets in a portfolio of securities, which seeks to match performance and characteristics of the Russell 2000 Index through replicating a majority of the Russell 2000 Index and sampling from the remaining securities in order to provide long-term growth of capital.

JNL/Mellon Capital Management International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Morgan Stanley Capital International (“MSCI”) Europe Australia Far East (“EAFE”) Index.  The Fund invests in international equity securities attempting to match the characteristics of each country within the index; under normal circumstances the Fund invests at least 80% of its assets in the stocks included in the MCSI EAFE Index or derivative securities economically related to the MSCI EAFE Index in order to provide long-term capital growth.

JNL/Mellon Capital Management Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Barclays Capital U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets in fixed-income securities.  The Fund seeks to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Dow Jones U.S. Contrarian Opportunities Index.  The Fund is constructed to mirror the Dow Jones U.S. Contrarian Opportunities Index to systematically measure the performance of stocks that lag behind the broader market in terms of recent performance, but that outrank their peers based on fundamentals-based and other qualitative criteria.

JNL/Morgan Stanley Mid Cap Growth Fund
Jackson National Asset Management, LLC (and Morgan Stanley Investment Management Inc.)

Seeks long-term capital growth by investing, under normal circumstances, at least 80% of its assets in equity securities of mid cap companies, primarily in established and emerging companies with capitalizations within the range of companies included in the Russell Midcap® Growth Index.

JNL/Neuberger Berman Strategic Income Fund
Jackson National Asset Management, LLC (and Neuberger Berman Fixed Income LLC)

Seeks high current income with long-term capital appreciation as its secondary objective by investing primarily in a diversified mix of fixed rate and floating rate debt securities. The Fund’s investments may include securities issued by domestic and foreign governments, corporate entities, and trust structures. The Fund may invest in a broad array of securities, including: securities issued or guaranteed as to principal or interest by the U.S. government or any of its agencies or instrumentalities; corporate bonds; commercial paper; currencies and non-U.S. securities; mortgage-backed securities and other asset-backed securities; and loans.

JNL/Oppenheimer Global Growth Fund
Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.  However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan.  The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-capitalization and large-capitalization companies.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed-income income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to provide a high level of current income, by investing, under normal circumstances, at least 80% of its net assets in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.  Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in such derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments may be used for the purpose of satisfying the 80% minimum investment requirement.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments.  Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in derivatives instruments that have economic characteristics similar to the fixed income investments may be used for the purpose of satisfying the 80% minimum investment requirement.  The Fund may also invest in securities of foreign issuers.  To the extent that the Fund invests in emerging market debt, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies, constituting the Russell Midcap Index (“Index”) under normal market conditions at the time of the initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Small Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies within the range of securities of the S&P SmallCap 600 Index (“Index”) under normal market conditions at the time of initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Value Equity Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, in a diversified portfolio of equity securities of domestic companies.  Such companies will typically have market capitalizations within the range of companies constituting the S&P 500 Index (“Index”) under normal market conditions at the time of the initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  At least 80% of its assets will be invested, under normal circumstances, in equity securities.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies. The sub-adviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options.  The Fund may invest up to 30% of its total assets (excluding reserves) in foreign securities, including emerging markets.

JNL/T. Rowe Price Mid-Cap Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital by investing at least 80% of its assets, under normal circumstances, in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies whose earnings the sub-adviser expects to grow at a faster rate than the average company.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities.  The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds.  The Fund’s average effective maturity will not exceed three years.  The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the sub-adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued.  Stock holdings are expected to consist primarily of large-company issues, but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/UBS Large Cap Select Growth Fund (formerly, JNL/Capital Guardian U.S. Growth Equity Fund)
Jackson National Asset Management, LLC (and UBS Global Asset Management (Americas) Inc.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of U.S. large capitalization companies.  The Fund defines large capitalization companies as those with a market capitalization of at least $2.5 billion at the time of investment. In addition, up to 20% of the Fund’s net assets may be invested in foreign equity securities.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities.  The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed-income securities, including cash and cash equivalents.  The Fund may invest up to 15% of its assets in foreign equity and fixed income securities.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments that mature in 397 days or less. The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

JNL/WMC Value Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies.  Although the Fund may invest in companies with a broad range of market capitalizations, the Fund will tend to focus on companies with large market capitalizations (generally above $3 billion).  The Fund may invest up to 20% of its total assets in the securities of foreign issuers.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC (“SPIAS”), profitable and predominantly higher-quality.  In selecting companies, SPIAS looks for the 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest indicated annual dividend yields (“Dividend Yield”) within their sector.  The three stocks with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC, companies with positive free cash flows and low external financing needs.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders).  Standard & Poor’s Investment Advisory Services LLC seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.  It is expected that the strategy will tend to select mid- and small-capitalization stocks of the S&P 500.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the following four Underlying Funds (Class A) on a specific date each year:

➢	25% in JNL/S&P Competitive Advantage Fund;
➢	25% in JNL/S&P Dividend Income & Growth Fund;
➢	25% in JNL/S&P Intrinsic Value Fund; and
➢	25% in JNL/S&P Total Yield Fund.

JNL/S&P Managed Conservative Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 10% to 30% of its assets to Underlying Funds that invest primarily in equity securities, 50% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying Funds that invest primarily in equity securities, 35% to 65% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Aggressive Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates up to 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Fund
Jackson National Asset Management, LLC

Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 4 0% to 8 0% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 6 0% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Growth Fund
Jackson National Asset Management, LLC

Seeks capital growth and current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 6 0% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 10 % to 4 0% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20 % of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Growth Fund
Jackson National Asset Management, LLC

Seeks capital growth by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust.  Not all Funds of the JNL Series Trust, the JNL Variable Fund LLC, and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 7 0% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 3 0% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Variable Fund LLC

JNL/Mellon Capital Management Nasdaq® 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation. The Nasdaq 25 Strategy selects a portfolio of common stocks of 25 companies are selected from stocks included in the Nasdaq-100 Index®.

JNL/Mellon Capital Management Value Line® 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line® gives a #1 ranking for TimelinessTM.  The 30 stocks are selected each year by the sub-adviser based on certain positive financial attributes.   The #1 TimelinessTM top ranking given to only 100 stocks reflects Value Line’s view of their probable price performance during the next six months relative to the other stocks ranked by Value Line®.

JNL/Mellon Capital Management DowSM Dividend Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 25 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last year compared to the prior year and price-to-book on a specific date each year.

JNL/Mellon Capital Management S&P® 24 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing approximately equal amounts in the common stocks of 24 companies that have the potential for capital appreciation on a specific date each year.

JNL/Mellon Capital Management S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index.  The 60 companies are selected on a specific date each year.  The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The Sub-Adviser follows a process that attempts to select small and mid-cap companies that are likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital Management NYSE® International 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in foreign companies that trade on the New York Stock Exchange (“NYSE”).  The 25 companies are selected on a specific date each year by ranking the stocks on the NYSE International IndexSM based on two factors: price to book and price to cash flow. The sub-adviser then selects an equally-weighted portfolio of the 25 stocks with the highest overall ranking on the two factors.  The sub-adviser may also purchase American Depositary Receipts or the foreign stock.

JNL/Mellon Capital Management 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (“NYSE”). The stocks are selected by selecting all of the dividend-paying stocks listed on the NYSE. Next, the 400 highest market capitalization stocks are selected which are then ranked by dividend yield and 75 of the highest dividend yielding stocks are selected. From the remaining 75 stocks, the 50 highest dividend yielding stocks are eliminated and the remaining 25 companies are selected only once annually on a specific date each year.

JNL/Mellon Capital Management Select Small-Cap Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing, under normal circumstances, at least 80% of its assets in a portfolio of common stocks of 100 small capitalization companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange or The Nasdaq Stock Market, on a specific date each year.

JNL/Mellon Capital Management JNL 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing in the common stocks of companies that are identified by a model based on 5 different specialized strategies:

➢	20% in the DowSM 10 Strategy, a dividend yielding strategy;
➢	20% in the S&P® 10 Strategy, a blended valuation-momentum strategy;
➢	20% in the Global 15 Strategy, a dividend yielding strategy;
➢	20% in the 25 Strategy, a dividend yielding strategy; and
➢	20% in the Select Small-Cap Strategy, a small capitalization strategy.

JNL/Mellon Capital Management JNL Optimized 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stocks of companies that are identified by a model based on five separate specialized strategies:

➢	25% in the Nasdaq® 25 Strategy;
➢	25% in the Value Line® 30 Strategy;
➢	24% in the European 20 Strategy;
➢	14% in the Global 15 Strategy; and
➢	12% in the 25 Strategy.

JNL/Mellon Capital Management VIP Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies. The Fund invests approximately 1/6 (approximately 17%) of its net assets in each of the following strategies:

➢	The DowSM Dividend Strategy;
➢	The European 20 Strategy;
➢	The Nasdaq® 25 Strategy;
➢	The S&P 24 Strategy;
➢	The Select Small-Cap Strategy; and
➢	The Value Line® 30 Strategy.

JNL/Mellon Capital Management Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Telecommunications Index in proportion to their market capitalization weighting in the Dow Jones U.S. Telecommunications Index.

JNL/Mellon Capital Management Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Consumer Services Index in proportion to their market capitalization weighting in the Dow Jones U.S. Consumer Services Index.

JNL/Mellon Capital Management Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Financial Index in proportion to their market capitalization weighting in the Dow Jones U.S. Financials Index.

JNL/Mellon Capital Management Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Health Care Index in proportion to their market capitalization weighting in the Dow Jones U.S. Health Care Index.

JNL/Mellon Capital Management Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Oil & Gas Index in proportion to their market capitalization weighting in the Dow Jones U.S. Oil & Gas Index.

JNL/Mellon Capital Management Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Technology Index in proportion to their market capitalization weighting in the Dow Jones U.S. Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage.  Although the objectives and policies may be similar, the investment results of the Fund may be higher or lower than the results of those other mutual funds.  We cannot guarantee, and make no representation, that the investment results of similar Funds will be comparable even though the Funds have the same investment sub-advisers.  The Funds described are available only through variable annuity Contracts issued by Jackson of NY.  They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing.  Additional Funds and Investment Divisions may be available in the future.  The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus.  However, these prospectuses may also be obtained at no charge by calling 1-800-599-5651 (NY Annuity and Life Service Center) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), by writing P.O. Box 30313, Lansing, Michigan 48909-7813 or by visiting www.jackson.com.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund.  We will vote all the shares we own in proportion to those instructions from Owners.  An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution.  We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account.  We will not do this without any required approval of the SEC.  We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract.  Charges are deducted proportionally from your Contract Value.  Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract.  These charges may be a lesser amount where required by state law or as described below, but will not be increased.  We expect to profit from certain charges assessed under the Contract.  These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charges. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge for each Contract is as follows:

• Perspective II	1.25%
• L Series	1.60%
• Advisors II	1.65%
• Rewards	1.65%

The Mortality and Expense Risk Charge is a percentage of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract.  Our mortality risks under the Contracts arise from our obligations:

•	to make income payments for the life of the Annuitant during the income phase;
•	to waive the withdrawal charge in the event of the Owner's death; and
•	to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charges.  Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $30 annual contract maintenance charge on each anniversary of the Issue Date.  We will also deduct the annual contract maintenance charge if you make a total withdrawal.  This charge is for administrative expenses.  The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and is taken from the Investment Divisions and the Fixed Account options based on the proportion their respective value bears to the Contract Value.  We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges.  On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account.  This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

This charge is waived  on Perspective II and L Series Contracts if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year. For this purpose, all transfers that are processed on the same Business Day will be considered as one transfer.  This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable.  We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require.

Withdrawal Charge (Not applicable to Advisors II). At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

•
Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least: (1) for Perspective II, seven years (five for the Five-Year Withdrawal Charge Period option) without being withdrawn; (2) for Rewards, nine years without being withdrawn; or (3) for L Series, four years without being withdrawn), plus

•	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your Remaining Premium in these Options)
•	additional free withdrawals
○
during each Contract Year, 10% of Premiums that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Interest Rate Adjustment, and that have not been previously withdrawn, minus earnings (required minimum distribution will reduce the 10% free withdrawal amount), or

○
if you have elected the 20% Additional Free Withdrawal endorsement under Perspective II, during each Contract Year, 20% of Premiums that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Interest Rate Adjustment, and that have not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings.

We will deduct a withdrawal charge on:

•	partial withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or
•	withdrawals under a tax-qualified Contract that exceeds its required minimum distribution (the entire withdrawal will be subject to the withdrawal charge), or
•
withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or

•	total withdrawals.

The amount of the withdrawal charge deducted varies (depending upon how many years prior to the withdrawal you made the Premium payment(s) you are withdrawing) according to the following schedule:

Perspective II Withdrawal Charges (as a percentage of Premium payments):

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+

Base Schedule	7%	6%	5%	4%	3%	2%	1%	0

Withdrawal Charge if Optional Five-Year Period Applies	6.5%	5%	3%	2%	1%	0	0	0

L Series Withdrawal Charges (as a percentage of Premium payments)

Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4+
	7%	6%	5%	4%	0

Advisors II Withdrawal Charges (as a percentage of Premium payments)

NONE

Rewards Withdrawal Charges (as a percentage of Premium payments)

Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
	4%	3.5%	3.5%	3%	2.5%	2%	2%	2%	1%	0

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  If you make a full withdrawal, the withdrawal charge is based on Premiums remaining in the Contract and no free withdrawal amount applies.  If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract.  The withdrawal charge compensates us for costs associated with selling the Contracts.

Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis.  This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any payments paid out as:

•	income payments during your Contract's income phase (but the withdrawal charge is deducted on the Income Date if that date is within 13 months of the Issue Date);
•	death benefits;
•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge); or

•	withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense.  Some examples are: the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser.  We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson of NY or any of our affiliates.

Contract Enhancement Charge For Perspective II, L Series and Advisors II (for Advisors II, only the 2% option is available).  If you select one of the optional Contract Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions.  These charges will also be assessed against any amounts you have allocated to the Fixed Accounts by reducing credited rates by the applicable charge percentage, but not below the minimum guaranteed interest rate (assuming no withdrawals).  (For more information about the Fixed Account Options, please see “THE FIXED ACCOUNT” beginning on page 15.)  The amounts of these charges (or reductions in credited rates) depend upon which of the Contract Enhancements you select:

Contract Enhancement	2%	3%	4%

Charge (on an annual basis)	0.395%	0.42%	0.56%

Due to the Contract Enhancement charges listed above, it is possible that upon a complete withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.

Contract Enhancement Recapture Charge. If you select an optional Contract Enhancement under a Perspective II, L Series, or Advisors II Contract and  make a partial or total withdrawal from your Contract in the first seven Contract Years after a Premium is received (five Contract Years for the 2% Contract Enhancement), or if you select a Rewards Contract and make a partial or total withdrawal in the first nine Contract Years after a Premium is received, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your Premiums.  The recapture charge is applied to withdrawals when:

•	the Contract is returned during the free look period;
•	withdrawals are in excess of the free withdrawal amount (the recapture charge is imposed only on the excess amount above the free withdrawal amount) (not applicable for Advisors II);
•	withdrawals exceed the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge);
•	there is a total withdrawal.

The percentage amount of the recapture charge depends upon (i) the corresponding declining amount of the Contract Enhancement based on the Contract Year when the Premium payment being withdrawn was received and (ii) when the charge is imposed based on the Completed Years since the receipt of the related Premium.  The percentage amounts of the recapture charges are as follows (please see the examples in Appendix B showing how these recapture charges are applied to withdrawals):

Contract Enhancement Recapture Charge for Perspective II, L Series and Advisors II (for Advisors II, only the 2% Contract Enhancement Recapture Charge is applicable) (as a percentage of the corresponding Premium payment withdrawn if an optional Contract Enhancement is selected)

2% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	2%	2%	1.25%	1.25%	0.50%	0%	0%	0%
1-2	2%	1.25%	1.25%	0.50%	0%	0%	0%	0%
2-3	1.25%	1.25%	0.50%	0%	0%	0%	0%	0%
3-4	1.25%	0.50%	0%	0%	0%	0%	0%	0%
4-5	0.50%	0%	0%	0%	0%	0%	0%	0%
5-6	0%	0%	0%	0%	0%	0%	0%	0%
6-7	0%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

3% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	3%	3%	2%	2%	2%	1%	1%	0%
1-2	3%	2%	2%	2%	1%	1%	0%	0%
2-3	2%	2%	1.25%	1%	1%	0%	0%	0%
3-4	2%	2%	1%	1%	0%	0%	0%	0%
4-5	2%	1%	1%	0%	0%	0%	0%	0%
5-6	1%	1%	0%	0%	0%	0%	0%	0%
6-7	1%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

4% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	3%	3%	2.50%	2.50%	2.50%	1.25%	1.25%	0%
1-2	3%	2.50%	2.50%	2.50%	1.25%	1.25%	0%	0%
2-3	2.50%	2.50%	2%	1.25%	1.25%	0%	0%	0%
3-4	2.50%	2.50%	1.25%	1.25%	0%	0%	0%	0%
4-5	2.50%	1.25%	1.25%	0%	0%	0%	0%	0%
5-6	1.25%	1.25%	0%	0%	0%	0%	0%	0%
6-7	1.25%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

Contract Enhancement Recapture Charge for Rewards (as a percentage of Premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.5%	4.5%	4%	3.5%	3%	2%	1%	0.5%	0

If you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.

The recapture charge percentage will be applied to the corresponding Premium reflected in the amount withdrawn.  (Please see the examples in Appendix B).  The amount recaptured will be taken from the Investment Divisions and the Fixed Account in the proportion their respective values bear to the Contract Value.  The dollar amount recaptured from the corresponding Premium will never exceed the dollar amount of the Contract Enhancement added to the Contract with respect to that Premium payment.

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works.  However, we do not assess the recapture charge on any amounts paid out as:

•	death benefits;
•	income payments paid during the income phase;
•	withdrawals taken under your Contract's free withdrawal provisions;
•
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

•	withdrawals of up to $250,000 from the Separate Account or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

Optional Death Benefit - Highest Anniversary Value Death Benefit Charge.  If you select the Highest Anniversary Value Death Benefit, you will pay 0.25%, subject to a maximum of 0.40% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge.   If you select the LifeGuard Freedom Flex DB NY optional death benefit, which is only available at issue and in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  For LifeGuard Freedom Flex DB NY, you will pay 0.035% of the GMWB Death Benefit each Contract Month (0.42% annually).  The charge for LifeGuard Freedom Flex DB NY, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB, which is based on a percentage of the Guaranteed Withdrawal Balance (GWB) and paid each Contract Month at the current rate of 0.96% annually.  For more information about the GMWB Death Benefit, please see “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 126.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 40, and for benefit information, including the GWB, please see “LifeGuard Freedom Flex GMWB” beginning on page 94.

We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.   While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge. If you select the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, you pay the charge, currently 0.05% of the GWB each Contract Month (0.60% annually), subject to a maximum annual charge of 1.20%.  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 58.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge: on new Contracts, if you select this benefit after your Contract is issued (subject to availability), or upon election of a step-up – subject to the applicable maximum charge.

The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-year Step-Up” beginning on page 58.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge.    The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  The actual deduction of the charge will be reflected in your quarterly statement.  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 63.

5% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	1.74%	0.87%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; or if you select this benefit after your Contract is issued (subject to availability).  We may also change the charge when there is a step-up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the step-up provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (AutoGuard 5)” beginning on page 63.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  The actual deduction of the charge will be reflected in your quarterly statement.  For more information about the GWB, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 66.

6% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
	2.04%	1.02%
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability).  We may also change the charge when there is a step-up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the step-up provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up (AutoGuard 6)” beginning on page 66.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net”) Charge.  The charge for this GMWB varies depending on whether you select the Optional Income Upgrade Table which provides a higher GAWA percentage.  If you select this GMWB without the Optional Income Upgrade Table, you will pay 0.0925% of the GWB each Contract Month (1.11% annually).  If you elect the Optional Income Upgrade Table, you will pay 0.1125% of the GWB each Contract Month (1.35% annually).  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB and the Optional Income Upgrade Table, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 68.  We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge of 2.22% annually for endorsements without the Optional Income Upgrade Table, and 2.70% for endorsements with the Optional Income Upgrade Table.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 77.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 68.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom 6 Net With Joint Option”) Charge.  The charge for this GMWB varies depending on whether you select the Optional Income Upgrade Table, which provides a higher GAWA percentage.  If you select this GMWB without the Optional Income Upgrade Table, you will pay 0.13% of the GWB each Contract Month (1.56% annually).  If you elect the Optional Income Upgrade Table, you will pay 0.15% of the GWB each Contract Month (1.80% annually).  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB and the Optional Income Upgrade Table, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 80.  We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge of 3.00% annually.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 90.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 80.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional Income Upgrade Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional Income Upgrade Table, please see “LifeGuard Freedom Flex GMWB” beginning on page 94.

LifeGuard Freedom Flex GMWB Without Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	1.80%	0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.04%	1.02%
6% Bonus and Annual Step-Up	1.92%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.22%	1.11%
7% Bonus and Annual Step-Up	2.22%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex GMWB With Optional Income Upgrade Table
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.34%	1.17%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
6% Bonus and Annual Step-Up	2.40%	1.20%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.70%	1.35%
7% Bonus and Annual Step-Up	2.70%	1.35%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly

You pay the applicable annual percentage of the GWB each Contract Month.  We deduct the charge from your Contract Value.  Monthly charges are pro rata deducted over each applicable Investment Division.  We deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex GMWB” beginning on page 102.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex GMWB” beginning on page 94.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Note: The above section describes the charge for the LifeGuard Freedom Flex GMWB only.  If you purchase(d) the LifeGuard Freedom Flex DB NY, additional charges apply.  Please see “Optional Death Benefit - LifeGuard Freedom Flex DB NY Charge” under “Contract Charges”, beginning on page 36 for details.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional Income Upgrade Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional Income Upgrade Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional Income Upgrade Table, please see “LifeGuard Freedom Flex With Joint Option” beginning on page 105.

LifeGuard Freedom Flex With Joint Option GMWB Without Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.10%	1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.52%	1.26%
6% Bonus and Annual Step-Up	2.52%	1.26%
Charge Basis	GWB
Charge Frequency	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Optional Income Upgrade Table
	Annual Charge
Options	Maximum	Current
5% Bonus and Annual Step-Up	2.64%	1.32%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	1.50%
6% Bonus and Annual Step-Up	3.00%	1.50%
Charge Basis	GWB
Charge Frequency	Monthly

You pay the applicable annual percentage of the GWB each Contract Month.  We deduct the charge from your Contract Value.  Monthly charges are pro rata deducted over each applicable Investment Division.  We deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 114.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 105.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Charge Base (see table below).

MarketGuard Stretch GMWB
Annual Charge	Maximum	Current
	2.22%	1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Monthly	Monthly

GMWB Charge Base.  At election, the GMWB Charge Base is equal to the Guaranteed Withdrawal Balance (“GWB”).  After each subsequent purchase payment, the GMWB Charge Base is increased by the amount of the purchase payment net of any applicable Premium taxes, subject to a maximum of $5,000,000.  The GMWB Charge Base is not reduced for withdrawals unless a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or Stretch RMD, as applicable. In this case, the GMWB Charge Base is reduced for the Excess Withdrawal amount in the same proportion as the Contract Value is reduced by the Excess Withdrawal. The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

For more information about the GMWB Charge Base, GAWA and Stretch RMD, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) beginning on page 116.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMWB Charge Base.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or elections after issue (subject to availability) subject to the applicable maximum charge. The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier of the date the endorsement terminates, or the date your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (‘MarketGuard Stretch GMWB’)” beginning on page 116.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Five-Year Withdrawal Charge Period (Perspective II only). If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

20% Additional Free Withdrawal Charge (Perspective II only). If you select the optional feature that permits you to withdraw 20% of Premium (still subject to a withdrawal charge minus earnings) during a Contract Year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

Other Expenses. We pay the operating expenses of the Separate Account including those not covered by the mortality and expense and administrative charges.  There are deductions from and expenses paid out of the assets of the Fund.  These expenses are described in the attached prospectus for the JNL Series Trust and the JNL Variable Fund LLC.  For more information, please see the “Fund Operating Expenses” table beginning on page 11.

Premium Taxes. Your state charges Premium taxes or other similar taxes.  We pay these taxes and may make a deduction from your Contract Values for them.  Currently, the deduction would be 2% of a Premium payment, but we are not required to pay Premium taxes.

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division.  No federal income taxes are applicable under present law, and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“JNLD” or “Distributor”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts.  JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company (“Jackson®”), Jackson of NY's parent.  JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”).  JNLD is not a member of the Securities Investor Protection Corporation (“SIPC”).

The Contracts are offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson.  The financial institution, brokerage firm or insurance agency is responsible for delivery of various related disclosure documents and the accuracy of their oral description and recommendation of the purchase of the Contracts.

Commissions are paid to broker-dealers who sell the Contracts.  While commissions may vary, they are not expected to exceed 8% of any Premium payment.  Where lower commissions are paid up front, we may also pay trail commissions.  We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions.  These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support.  They may not be offered to all broker-dealers, and the terms of any particular agreement may vary widely among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management and the volume and size of the sales of our insurance products.  They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives.  Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.  While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments.  Overrides are payments that are designed as consideration for product placement, assets under management and sales volume.  Overrides are generally based on a fixed percentage of product sales and generally range from 10 to 50 basis points (0.10% to 0.50%).  Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences, sponsorships and educational seminars.  Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses), client events, speaker fees, and business development and educational enhancement items, including payments to third party vendors for such items.  Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.  Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.  Individual registered representatives may receive differing levels of sales and service support.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products:

Commonwealth Financial Network
ING Financial Partners Inc
Invest Financial Corporation
Investment Centers of America, Inc.
Lincoln Financial Advisors
LPL Financial Corporation
Merrill Lynch, Pierce, Fenner & Smith, Inc.
MML Investors Services Inc.
Morgan Keegan & Company
National Planning Corporation
NEXT Financial Group, Inc
Raymond James
RBC Capital Markets Corp.
Securities America, Inc.
Signator Investors, Inc.
SII Investments, Inc.
Transamerica Financial Advisors, Inc.
UBS Financial Services, Inc.
Wells Fargo Advisors LLC
Woodbury Financial Services, Inc.

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products.  While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges.  Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

•	National Planning Corporation,
•	SII Investments, Inc.,
•	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
•	Investment Centers of America, Inc., and
•	Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation.  Our affiliated broker-dealers may also sell the retail mutual funds of certain sub-advisers.  In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson of NY and Jackson, its parent.  Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation.  Unaffiliated broker-dealers are also compensated at the standard rates of compensation.  The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson of NY or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer.  You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

•	Non-qualified plan contracts - $5,000 for Perspective II and Rewards - $10,000 for L Series - $25,000 for Advisors II
•	Qualified plan Contracts - $2,000 for Perspective II and Rewards - $10,000 for L Series - $25,000 for Advisors II

Minimum Additional Premiums:

•	Non-qualified plan Contracts - $500 for Perspective II, L Series and Rewards - $5,000 for Advisors II
•	Qualified plan Contracts - $500 for Perspective II, L Series and Rewards - $2,000 for Advisors II
•	$50 for an automatic payment plan (Perspective II, L Series and Rewards only)
•
You can pay additional Premiums at any time during the accumulation phase unless a specific optional benefit or feature provides limitations; however, for Rewards Contracts, Premium will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  There is a $100 minimum balance requirement for each Fixed Account and Investment Division.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.  We reserve the right to restrict availability or impose restrictions on the Fixed Account options.

Maximum Premiums:

•	The maximum aggregate Premiums you may make without our prior approval is $1 million.

The payment of subsequent Premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the death benefit, or any GMWB.

Allocations of Premium. You may allocate your Premiums to one or more of the Fixed Account and Investment Divisions.  Each allocation must be a whole percentage between 0% and 100%.  The minimum amount you may allocate to the Fixed Account or an Investment Division is $100.  We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

Although more than 18 Investment Divisions and the Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.

We will issue your Contract and allocate your first Premium within two Business Days (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract.  If we do not receive all of the information that we require, we will contact you to get the necessary information.  If for some reason we are unable to complete this process within five Business Days, we will return your money.

Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Optional Contract Enhancements for Perspective II, L Series and Advisors II. You may elect one of our three optional Contract Enhancement endorsements (for Advisors II, only the 2% option is available).  The Contract Enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement or 4% Contract Enhancement endorsement.  Contract Enhancement endorsements are available only at the time you purchase your contract and to Owners 87 years old and younger.  If elected, a Contract Enhancement endorsement cannot be canceled.  You may not elect the 3% or 4% Contract Enhancement endorsements with the 20% Additional Free Withdrawal endorsement available under Perspective II.  In addition, if you elect any Contract Enhancement endorsement, you cannot select the Capital Protection Program.

If you elect a Contract Enhancement endorsement under Perspective II or L Series, the following Fixed Account restrictions currently apply.  During the first eight Contract Years (six Contract Years for the 2% Contract Enhancement), the three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  During the first seven Contract Years (five Contract Years for the 2% Contract Enhancement), Premiums may be allocated to the one year Fixed Account Option.  However, any Premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the Premium.  Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account.  (See "The Fixed Account" on page 15.)  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

If an optional Contract Enhancement endorsement is elected, then at the end of any Business Day in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement) when we receive a Premium payment, we will credit your Contract Value with a Contract Enhancement.  The actual Contract Enhancement percentage applied to the Premium payment varies, depending upon which Contract Enhancement you have selected and the Contract Year in which you make your payment.  Therefore, the dollar amount of the actual Contract Enhancement credited to your Contract Value also varies, depending on the Contract Enhancement percentage applied and the amount of the Premium payment.   The Contract Enhancement percentage applied to a Premium payment is generally a declining and lesser percentage for Premium payments received after the first Contract Year (see the schedules below).

In addition, since total expenses for a Contract with a Contract Enhancement are higher than those for a Contract without a Contract Enhancement, it is possible that upon surrender you will receive less money back than you would have if you had not elected a Contract Enhancement.  This is discussed further on page 49.

2% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5+
Contract Enhancement Percentage of the Premium Payment	2.00%	2.00%	1.25%	1.25%	0.50%	0%

3% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	3.00%	3.00%	2.25%	2.00%	2.00%	1.00%	1.00%	0%

4% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	4.00%	4.00%	3.00%	2.50%	2.50%	1.25%	1.25%	0%

There is a charge for the optional Contract Enhancement endorsements that is assessed against the Investment Divisions and the Fixed Account for the Contract Enhancements, and its amount depends upon which Contract Enhancement endorsement you elect.  For more information about the charges for these endorsements, please see “Contract Enhancement Charge” on page 34.

We will impose a Contract Enhancement recapture charge if you:

•
make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected) (the recapture charge is imposed only on the excess amount above the free withdrawal amount),

•
make a partial withdrawal within the recapture charge schedule in excess of the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge), or

•	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of the Contract Enhancement will be recaptured.)

The Recapture Charge schedule(s) can be found beginning on page 35 of this prospectus.  The percentage amount of the recapture charge depends upon (i) the corresponding declining amount of the Contract Enhancement based on the Contract Year when the Premium payment being withdrawn was received and (ii) when the recapture charge is imposed based on the Completed Years since the receipt of the related Premium.  (See the examples in Appendix B showing how these recapture charges are applied to withdrawals.)

We will not impose the Contract Enhancement recapture charge on any amounts paid out as:

●	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your Remaining Premium in these Options);
●	death benefits;
●	income payments paid during the income phase;
●	withdrawals taken under your Contract's free withdrawal provisions;
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

●
withdrawals of up to $250,000 from the Separate Account or from the Fixed Account if you need extended hospital or nursing home care as provided in your Contract (see "Waiver of Withdrawal and Recapture Charges for Extended Care" on page 55 for more information).

For purposes of the recapture charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium, based on the completed years (12 months) since the receipt of Premiums.  (See example 2 in Appendix B for an illustration.)  We expect to make a profit on these charges for the Contract Enhancements.  Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.  In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

As referenced above, there is a charge for the optional Contract Enhancement endorsements.  This Contract Enhancement charge is based on the average daily net asset value of your allocations to the Investment Divisions and is deducted from the total value of the Separate Account.  In addition, for the Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected.  Therefore, you will incur charges on the entire amounts included in your Contract, which includes Premium payments made in the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years (five for the 2% Contract Enhancement).  As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected a Contract Enhancement. Jackson of NY will recapture all or part of any Contract Enhancements if you make withdrawals in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement).   We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

Charges for the Contract Enhancement are not assessed after the seventh Contract Year (fifth for the 2% Contract Enhancement).  Accordingly, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement charge.  If you make Premium payments only in the first Contract Year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected a Contract Enhancement, regardless of investment performance.  Contract Values may also be higher if you pay additional Premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement Charge for less than seven full years (five for the 2% Contract Enhancement).

In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

•	death benefits computed on the basis of Contract Value;
•	withdrawals taken under the 10% free withdrawal provision (or the 20% Additional Free Withdrawal Endorsement, if elected under Perspective II);
•	withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code;
•	withdrawals under our extended care benefit. For more information, please see “Waiver of Withdrawal and Recapture Charges for Extended Care” beginning on page 55.

You currently may not elect any Contract Enhancement endorsement with the Capital Protection Program.

The 3% and 4% Contract Enhancement may not be selected with the 20% Additional Free Withdrawal option available under Perspective II.

Contract Enhancements for Rewards. We will add a Contract Enhancement to the Owner's Contract Value for the initial Premium payment, and for each subsequent Premium payment received prior to the first Contract Anniversary following the Owner’s 85th birthday.  Premium payments will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.  If the Owner is age 85 at issue, Premium payments will not be accepted on or after the first Contract Anniversary.  The Contract Enhancement is equal to 6% of the Premium payment.

We will impose a Contract Enhancement recapture charge if you:

●
make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract (the recapture charge is imposed only on the excess amount above the free withdrawal amount); or

●	make a withdrawal that exceeds the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge); or
●	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of any Contract Enhancement will be recaptured.)

The Recapture Charge Schedule can be found on page 36 of this prospectus.  We will not impose the Contract Enhancement recapture charge on any amounts paid out as:

●
earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over Premiums and Contract Enhancements that you have not previously withdrawn  allocated to those accounts; Contract Enhancements, thus, are not considered earnings for purposes of calculating the recapture charge);

●	death benefits;
●	income payments during your Contract's income phase (the Income Date, which is the date income payments commence, cannot be sooner than 13 months from the issue date);
●
withdrawals taken under the free withdrawal provision (but if the requested withdrawal exceeds the free withdrawal amount, the recapture charge is imposed only on the excess amount above the free withdrawal amount);

●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

●
withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if need extended hospital or nursing home care as provided in your Contract (see "Waiver of Withdrawal and Recapture Charges for Extended Care" on page 55 for more information).

For purposes of the recapture charge, we treat withdrawals as coming first from earnings; second from the oldest remaining Premium, based on the completed years (12 months) since the receipt of Premiums; and third from Contract Enhancements.  (See example 2 in Appendix B for an illustration.)  We expect to make a profit on these charges for the Contract Enhancements.  Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.  In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement.  Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account.  In addition, certain Contract charges, including a higher mortality and expense risk charge than would be charged under a similar contract without a Contract Enhancement, are assessed based on the total Contract Value.  In some cases, the amount of a Contract Enhancement may be more than offset by those charges.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had purchased a similar contract without a Contract Enhancement.  There are certain circumstances in which a contract owner may be better off by not purchasing a Contract with a Contract Enhancement.  You should discuss with your representative whether this particular contract and Contract Enhancement is suitable for you.  Consultation with your financial and tax advisor is also recommended.

We expect to profit from certain charges assessed under the Contract, including the withdrawal charge and the mortality and expense risk charge.

Capital Protection Program (Not Available under Advisors II Contracts).  If you select our Capital Protection program at issue, we will allocate enough of your Premium to the Fixed Account you select to assure that the amount so allocated will equal at the end of a selected period of 1, 3, 5, or 7 years (under Rewards, only the one-year Fixed Account option is available), your total original Premium paid. You may allocate the rest of your Premium to any Investment Division(s).  If any part of the Fixed Account value is surrendered or transferred before the end of the selected guarantee period, the value at the end of that period will not equal the original Premium. This program is available only if Fixed Account options are available.  There is no charge for the Capital Protection Program.  You should consult your Jackson of NY representative with respect to the current availability of the 3, 5, and 7 year Fixed Account options and the availability of the Capital Protection program.

Currently, the Capital Protection Program is not available if you elect a Contract Enhancement endorsement.

For an example of capital protection, assume you made a Premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3% per year.  We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken.  The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson of NY receives a Premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year.  Jackson of NY will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years.  The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all of your Premium to achieve the intended result.  In each case, the results will depend on the interest rate declared for the guaranteed period.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select.  In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.”  During the income phase we use a measure called an “Annuity Unit.”
Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Divisions under the Contracts by:

•	determining the total amount of assets held in the particular Investment Division;
•	subtracting any asset-based charges and taxes chargeable under the Contract; and
•	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in the computation.

The value of an Accumulation Unit may go up or down from day to day.  Each base Contract has a different Accumulation Unit Value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit Value.

When you make a Premium payment, we credit your Contract with Accumulation Units.  The number of Accumulation Units we credit is determined at the close of that Business Day by dividing the amount of the Premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between the Fixed Account and an Investment Division must occur prior to the Income Date.  There may be periods when we do not offer any Fixed Account. We can prohibit or impose limitations or other requirements on transfers to or from the Fixed Account, as permitted by applicable law.

You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the Business Day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Transfers from the Fixed Account generally will be subject to any applicable Interest Rate Adjustment.

Potential Limits and Conditions on Fixed Account Transfers (Not applicable to Advisors II Contracts).

Currently, for Contracts with an optional Contract Enhancement, transfers are not permitted to a Fixed Account Option during the first eight Contract Years (six Contract Years for the 2% Contract Enhancement).  This restriction may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

In addition, Contracts also specifically reserve the right to impose the limitations and conditions set forth in 1-4 below with respect to the one-year Fixed Account Option.  Although we are not imposing these restrictions as of the date of this prospectus, if we do decide to impose them, they could provide as follows with respect to both new and already outstanding Contracts:

1.  During any Contract Year, the aggregate dollar amount of all transfers from the one-year Fixed Account Option (including transfers at the end of the one-year period) could not exceed whichever of the following three maximums apply to you for that year:

•
Maximum transfers during the first Contract Year in which you have Contract Value in the one-year Fixed Account Option subject to these restrictions: 1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary;

•	Maximum transfers during any subsequent Contract Year, if you had Contract Value subject to these restrictions during the preceding Contract year:

i.	1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did not make a 1/3 transfer in the preceding year as mentioned above or

ii.	1/2 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did make such a 1/3 transfer in the preceding year; or

•
Maximum transfers during any Contract Year, if you had Contract Value subject to these restrictions during both of the preceding two Contract Years and, in those years, you made the 1/3 maximum transfer in the first year and 1/2 maximum transfer in the second year as mentioned above: all of your remaining Contract Value in the one-year Fixed Account Option.

2.  We could require that any transfer from the one-year Fixed Account Option in a Contract Year occur at least twelve months after the most recent such transfer in the previous Contract Year.

3.  We could restrict or prohibit your transfers into or allocations of any additional Premiums to the one-year Fixed Account Option in any Contract Year in which you make a transfer from the one-year Fixed Account Option.

4.  We could restrict or prohibit your transfers from the one-year Fixed Account Option in any Contract Year in which you make a transfer into or allocate any additional Premiums to the one-year Fixed Account Option.

We may impose restrictions 1-4 separately or in combination but we expect that they would be imposed as a group, so that you would be subject to all of these restrictions if you are subject to any of them.

Certain systematic investment programs could be excluded from the restrictions listed in 1-4 above, such that transfers under those programs would not count against the maximum amounts that may be transferred out of the one-year Fixed Account Option and the Contract Value under such programs would be excluded from the computation of such maximum amounts.

We also could permit or require that a systematic transfer program be used to make transfers from any Fixed Account Options. For example, you could be permitted to have the three transfers that are referred to in restriction 1 above automated through a systematic transfer out (“STO”) on each of your next three Contract Anniversaries.  The amount automatically transferred on each of such three Contract Anniversaries would be the maximum amount that would be permitted to be transferred on that date under restriction 1, such that following the automatic STO transfer on the third such Contract Anniversary you would no longer have any Contract Value in the one-year Fixed Account Option.  If we establish such an STO for you, however, we would (pursuant to restrictions 3 and 4 above) prohibit you from making any other transfer from, or any Premium payments or transfers into, the one-year Fixed Account Option during any Contract Year in which an automatic STO transfer is made for you.  Also (pursuant to restriction 2 above) you could elect such an STO only if (i) at least twelve calendar months have passed since your last STO program (if any) had ended and (ii) during the Contract Year in which you make the election, you have not made any transfers from, or any Premium payments or transfers into the one-year Fixed Account Option (unless you made the transfer or Premium payment before the time we had instituted restrictions 1-4). Transfers pursuant to any STO would not count toward your 15 free transfer limit.

If we require you to commence an STO at a time when, due to any of the foregoing restrictions, you would not be eligible to elect such a program, the three annual STO transfers will be delayed.  In that case, the first such STO transfer would occur on the first Contract Anniversary after you are eligible to elect an STO.

If we impose the restrictions described in 1-4 above, we would provide you prompt written notice of that fact, as well as any requirement or option to commence an STO.  In that case, the restrictions would be effective immediately and we would not expect to provide you with an opportunity to make transfers from the one-year Fixed Account Option, other than in compliance with and subject to the limitations in such restrictions.  Accordingly, you should consider whether you are willing to be subject to those limitations before you allocate any Premiums or transfers to the one-year Fixed Account Option.

We also may restrict your participation in any systematic investment program if you allocate any amounts to a Fixed Account Option.

Restrictions on Transfers: Market Timing.  The Contract is not designed for frequent transfers by anyone.  Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund.  Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing.  Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract.  To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days.  Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

•	limiting the number of transfers over a period of time;
•	requiring a minimum time period between each transfer;
•	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
•	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive Business Days.  In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size.  We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary.  If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer.  We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption.  We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program.  We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship.  These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application.  Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures.  We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract.  We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time.  If these policies and procedures are ineffective, the adverse consequences described above could occur.  We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephone transfer privileges, as described above.  Our Annuity Service Center representatives are available during business hours to provide you with information about your account.  We require that you provide proper identification before performing transactions over the telephone or through our Internet website.  For Internet transactions, this will include a Personal Identification Number (PIN).  You may establish or change your PIN at www.jackson.com.

What You Can Do and How.  You may make transfers by telephone or through the Internet unless you elect not to have this privilege.  Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary.  To notify us, please call us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When.  When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit Value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you.  If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day.  Otherwise the instructions will be carried out the next Business Day.  We will retain permanent records of all web-based transactions by confirmation number.  If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction.  You may only cancel an earlier telephonic or electronic transfer requests made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes.  Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine.  Our procedures include requesting identifying information and tape-recording telephone communications, and other specific details.  We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize.  However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times.  We also reserve the right to modify, limit, restrict or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.  Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

•	by making either a partial or complete withdrawal;
•	by electing the Systematic Withdrawal Program;

•	by electing a Guaranteed Minimum Withdrawal Benefit; or
•	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge.  For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  When you make a complete withdrawal you will receive the value of your Contract as of the end of the Business Day your request is received by us in Good Order, minus any applicable Premium tax, the annual contract maintenance charges, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Interest Rate Adjustment.  For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 32.

Your withdrawal request must be in writing.  We will accept withdrawal requests submitted via facsimile.  There are risks associated with not requiring original signatures in order to disburse the money.  To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature, of any address change.  We do not assume responsibility for improper disbursement if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Investment Division from which you are making the withdrawal.  If you are not specific, your withdrawal will be taken from your allocations to the Fixed Account and Investment Divisions based on the proportion their respective values bear to the Contract Value.  With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.  After your withdrawal, at least $100 must remain in each Fixed Account or Investment Division from which the withdrawal was taken.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal.  There are conditions and limitations, so please contact our Annuity Service Center for more information.  Our contact information is on the cover page of this prospectus.  We neither endorse any investment advisers, nor make any representations as to their qualifications.  The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.  There are limitations on withdrawals from qualified plans.  For more information, please see “TAXES” beginning on page 129.

Waiver of Withdrawal and Recapture Charges for Extended Care (Not applicable to Advisors II). We will waive the withdrawal charges and recapture charges (but not any Interest Rate Adjustment) that would otherwise apply in certain circumstances by providing you, at no charge, an Extended Care Benefit, on amounts of up to $250,000 from the Fixed Account and Investment Divisions that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.  You may exercise this benefit once under your Contract.

Optional Five-Year Withdrawal Charge Period (For Perspective II only). If you are 85 years of age or younger, you may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal charge period a five-year withdrawal charge period with withdrawal charges in contribution years one through five of 6.5%, 5%, 3%, 2% and 1%, respectively, and 0% thereafter.  The charge for this optional feature on an annualized basis is 0.30% of the average daily net asset value of your allocations to the Investment Divisions.

The charge for the Five-year Withdrawal Charge Period option continues for as long as you hold the Contract.  The potential benefits of this option normally will persist for no more than four-to-six years, depending on performance (the greater the performance the less the benefit) and payment patterns (large subsequent payments in relation to the initial payment) make the benefits persist for a longer time than for a Contract where only the initial payment is made).

20% Additional Free Withdrawal (For Perspective II only).  You may elect an endorsement to your Contract that permits you to withdraw an additional 20% of Premiums that are subject to a withdrawal charge, minus earnings during a Contract Year without a withdrawal charge. You will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. This endorsement will replace the 10% Free Withdrawal endorsement.  The 20% Additional Free Withdrawal endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals.  The 20% Additional Free Withdrawal endorsement provides extra liquidity in any market environment but, when it is elected in combination with any GMWB, taking full advantage of the endorsement may have an adverse effect on the GMWB if the withdrawal exceeds the GAWA, as a withdrawal in excess of the GAWA may always reduce the GAWA and potentially limit the benefits available.  In fact, any time you use the 20% Additional Free Withdrawal Endorsement when the amount of the withdrawal exceeds the GAWA and the Contract Value is less than the GWB, it is disadvantageous.  You may not elect this option if you elect the 3% or 4% Contract Enhancement endorsements.

Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their Beneficiaries.  The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs.  Moreover, the GMWB does not assure that you will receive any return on your investments.  The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation.  Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns.  The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up.  However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value.  Our obligations to pay you more than your Contract Value will only arise under limited circumstances.  Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with Bonus and Step-Up and Joint For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount endorsements are available only to spouses and differ from the For Life GMWB with Bonus and Step-Up without the Joint Option and For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount without the Joint Option endorsements (which are available to spouses and unrelated parties) and enjoy the following advantages:

●
If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective.  (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the “LifeGuard Freedom Flex GMWB With Joint Option” subsection beginning on page 105 and the For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with the Joint Option subsection beginning on 80.)

●
If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

The Joint For Life GMWBs have a higher charge than the respective For Life GMWBs without the Joint Option.

Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits.  The cumulative cost of a GMWB also is greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59 1/2) and a GWB Adjustment (70)) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide.

Guaranteed Minimum Withdrawal Benefit Important Special Considerations. Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin.  The Income Date is either a date that you choose or the Latest Income Date.  The Latest Income Date is the Contract Anniversary on or next following the Owner's 95th birthday under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law or regulation.  For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 123.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you.  Naturally, you should discuss with your Jackson of NY representative whether a GMWB is even suitable for you.  Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date.  Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize.  To the extent that we can extend the Latest Income Date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation.  After you have consulted your financial and tax advisors you will need to contact us to request an extension of the Latest Income Date.  Please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 123 for further information about the Latest Income Date and its extension.   Please also see “Extension of Latest Income Date” beginning on page 131 for further information regarding possible adverse tax consequences of extending the Latest Income Date.

Please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate.  Please see “Election” and “Withdrawals” under each GMWB for more information about the GWB and GAWA.  Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

Required Minimum Distributions under Certain Tax Qualified Plans (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB.  However, for the MarketGuard Stretch GMWB, please refer to the Stretch RMD Notes on page 120.  For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without compromising the guarantees. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD.

RMD NOTES:  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB.  For information regarding the RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis.  But with a GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2013 Contract Year (ending June 30) is $10.  The RMDs for calendar years 2012 and 2013 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2012 and $8 in each of the two halves of calendar year 2013, then at the time the withdrawal in the first half of calendar year 2013 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2013 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule permits that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1942, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.
If the Owner delays taking his first RMD (the 2012 RMD) until March 30, 2013, he may still take the 2013 RMD before the next Contract Year begins, June 30, 2013 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2013 RMD) after June 30, 2013, he should wait until the next Contract Year begins (that is after June 30, 2014) to take his third RMD (the 2014 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts in varying circumstances and with specific factual assumption, are at the end of the prospectus in Appendix D, specifically examples 4, 5, and 7 under any particular GMWB.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that a particular GMWB ultimately suits your needs relative to your RMD.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements.  With regard to other qualified plans, you must determine what your qualified plan permits.  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”). The following description of this GMWB is supplemented by the examples in Appendix D under section “I. SafeGuard Max”, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the step-ups.  This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earlier of:

●	The Owner's (or any joint Owner's) death;
Or
●	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.
The GWB is the guaranteed amount available for future periodic withdrawals.
PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date, or on any Contract Anniversary, and once added cannot be canceled.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.  Please see “Election” and “Withdrawals” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead added this GMWB to your Contract post issue on a Contract Anniversary (subject to availability), the GWB was calculated based on Contract Value, which included any previously applied Contract Enhancements, and, as a result, we subtracted any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D under section “I. SafeGuard Max”.)  The GWB can never be more than $5 million (including upon step-up), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB might be continued by a spousal Beneficiary.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  Once the GAWA percentage is determined, it will not change.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 74	7%
75 – 79	8%
80 – 84	9%
85+	10%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:

1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 133).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  If the GWB falls below the GAWA at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “I. SafeGuard Max” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 56, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.
You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “I. SafeGuard Max”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 15.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “I. SafeGuard Max” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “I. SafeGuard Max”.)

Upon election of a step-up, the GMWB charge may be increased, subject to the maximum charges listed above.

With a step-up –	The GWB equals Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

The first opportunity for a step-up is the fifth Contract Anniversary after this GMWB is added to the Contract.  Thereafter, a step-up is allowed at any time, but there must always be at least five years between step-ups.  The GWB can never be more than $5 million with a step-up.  A request for step-up is processed and effective on the date received in Good Order.  Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon election of a step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the payment; Or
	●	The GWB after the payment.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, no death benefit is payable.

Spousal Continuation.  If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner.
If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  Your spouse may elect to step-up on the continuation date.  If the Contract is continued under the Special Spousal Continuation Option (please see “Special Spousal Continuation Option” on page 128), the value applicable upon step-up is the Contract Value, including any adjustments applied on the continuation date.  Any subsequent step-up must follow the step-up restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).  Upon spousal continuation of a Contract without the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, if the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up is available at the time, the spouse may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 128.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The first date both the GWB and the Contract Value equals zero; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.
Annuitization.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  The GAWA percentage will not change after election of this option.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”). The following description is supplemented by the examples in Appendix D under section “II. AutoGuard 5, AutoGuard 6” that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit, which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value.  This GMWB is available to add to a Contract on the Contract’s Issue Date or, on any Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract).  We may further limit the availability of this optional endorsement.  Once selected, the 5% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected.  We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus any Contract Enhancement will be used as the basis for determining the GWB.  The 5% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value.  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 5% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%.  However, withdrawals are not cumulative.  If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year.  If you withdraw more than 5%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.  If the GWB falls below the GAWA at the time of an Excess Withdrawal (see below) or at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Interest Rate Adjustments, and other charges and adjustments as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  Also, the GAWA will increase by either (a) 5% of the  sum of i) the subsequent Premium payment less any applicable taxes , plus ii) any Contract Enhancement,  or (b) 5% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  See Example 3b in Appendix D under section “II. Autoguard 5, AutoGuard 6” to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see ““RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 56, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

•	the GWB prior to the partial withdrawal less the partial withdrawal; or
•	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is unchanged at the time of the withdrawal.  At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, withdrawals greater than the GAWA or RMD, as applicable, may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D under section “II. AutoGuard 5, AutoGuard 6”).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Interest Rate Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-up.  If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary (“step-up”). After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

Spousal Continuation.  If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up.  The 5% GMWB With Annual Step-Up also terminates with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; upon the first date both the GWB and Contract Value equal zero; or upon conversion, if available – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as Owner, or death of a joint Owner, all payments cease.  No other death benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.  In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  This income option is only available on your Latest Income Date (see “Income Payments (the Income Phase)”) on page 123.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”).  The following description is supplemented by the examples in Appendix D under section “II. AutoGuard 5, AutoGuard 6” that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit, which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. This GMWB is available to add to a Contract on the Contract’s Issue Date, or on any Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract). We may further limit the availability of this optional endorsement.  Once selected, the 6% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected.  We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus any Contract Enhancement, will be used as the basis for determining the GWB.  The 6% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value. The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 6% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%.  However, withdrawals are not cumulative.  If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year.  If you withdraw more than 6%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.  If the GWB falls below the GAWA at the time of an Excess Withdrawal (see below) or at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Interest Rate Adjustments, and other charges and adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  Also, the GAWA will increase by either (a) 6% of the  sum of i) the subsequent Premium payment less any applicable taxes plus ii) any Contract Enhancement, or (b) 6% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  See Example 3b in Appendix D under section “II. AutoGuard 5, AutoGuard 6” to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D under section “II. AutoGuard 5, AutoGuard 6” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 56, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is unchanged at the time of the withdrawal.  At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the partial withdrawal or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, withdrawals greater than the GAWA or RMD, as applicable, may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D under section “II. AutoGuard 5, AutoGuard 6”).  For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Interest Rate Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.   For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-up. If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary (“step-up”). After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

Spousal Continuation.  If you die before annuitizing a Contract with the 6% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up.  The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the Beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; upon the first date both the GWB and Contract Value equal zero; or upon conversion, if permitted – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as Owner, or the death of a joint Owner, all payments cease.  No other death benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.  In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  This income option is only available on your Latest Income Date (see “Income Payments (the Income Phase)”) on page 123.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract.  Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix D under section “III. LifeGuard Freedom 6 Net”.  The examples in Appendix D are generally relevant to all GMWBs.  Example 12 is specifically relevant to this LifeGuard Freedom 6 Net GMWB.  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero. (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.  Please see “Withdrawals” below for more information about the GAWA and Earnings-Sensitive Adjustments.  The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Owners 35 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date, or on any Contract Anniversary (subject to availability); and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  We do not allow any other changes of Owner.  An Owner should seek the advice of tax counsel before considering an ownership change.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –
The GWB equals Contract Value.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal. Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time. Recapture charges are imposed on withdrawals under this GMWB as explained under "More on Withdrawals" on page 86.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 38).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional Income Upgrade Table, are as follows:

Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 133).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 31. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% Table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 12 in Appendix D under section “III.  LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 56, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the	●	The GWB before the withdrawal less the withdrawal; Or
greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments	●	Zero.
during that Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 12c in Appendix D under section “III.  LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, plus the Earnings- Sensitive Adjustments	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

during that Contract Year, if any –	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or
2.	The amount equal to:
a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,
b.	the greater of the GAWA or the RMD; less
c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or
2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  The GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes, if elected at issue, or Contract Value less any recapture charges that would be assessed on a full withdrawal, if elected on a Contract Anniversary (subject to availability).

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.

With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or
2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:
a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or
b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:

a.	zero; or

b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the GAWA plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).

Since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 12 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 15.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 71st birthday,

Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “III.  LifeGuard Freedom 6 Net” for an illustration of this  GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “III.  LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The BDB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement, if elected at issue, or Contract Value, if elected on a Contract Anniversary (subject to availability).

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary, following the effective date of this GMWB, the GMWB charge may be increased, subject to the applicable maximum annual charge. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value and no death benefit is payable.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date.  The GAWA percentage will not change on future step-ups, even if the Contract Value exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 128.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56  for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “III.  LifeGuard Freedom 6 Net”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “III.  LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net With Joint Option”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner and the Owner's spouse to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix D under section “III. LifeGuard Freedom 6 Net”.  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

Except as otherwise discussed below, the election of this GMWB under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”   In such cases, the Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants.  In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed. An Owner should seek the advice of tax counsel before considering an ownership change.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered Life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon spousal continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under qualified custodial account contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.  Please see “Withdrawals” below for more information about the GAWA and Earnings-Sensitive Adjustments.  The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range).  This GMWB may be added to a Contract on the Issue Date, or on any Contract Anniversary (subject to availability) and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –
The GWB equals Contract Value.

The GAWA is determined based on the youngest Covered Life’s attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal. Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.  Recapture charges are imposed on withdrawals under this GMWB as explained under "More on Withdrawals" on page 86.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 39).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional Income Upgrade Table, are as follows:

Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%
65 – 69	4.25%	4.50%
70 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 133).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 31. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% Table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 12 in Appendix D under section “III.  LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 56, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, plus the Earnings-Sensitive Adjustments	●	Zero.
during that Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 12c in Appendix D under section “III.  LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds t he greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

during that Contract Year, if any –	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or
2.	The amount equal to:
a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,
b.	the greater of the GAWA or the RMD; less
c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or
2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  The GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes, if elected at issue, or Contract Value less any recapture charges that would be assessed on a full withdrawal, if elected on a Contract Anniversary (subject to availability).

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.

With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or

2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:

a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or

b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:

a.	zero; or

b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You and your spouse are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0)) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the MEWAR plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).

Since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 12 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “The Fixed Account” beginning on page 15.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 82nd birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “III.  LifeGuard Freedom 6 Net” for an illustration of this  GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “III.  LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “III.  LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The BDB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement, if elected at issue, or Contract Value, if elected on a Contract Anniversary (subject to availability).

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 3.00%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 80 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount benefit.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value and no death benefit is payable.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above.  The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.
New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.  The GAWA percentage will not change on future step-ups.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 128.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “III.  LifeGuard Freedom 6 Net”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period.  The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “III.  LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).

These are Guaranteed Minimum Withdrawal Benefits (GMWBs) that guarantee the withdrawal of minimum annual amounts for the duration of the life of the Owner (or, in the case of joint Owners, until the death of any joint Owner) and, if for two Covered Lives,* until the death of the Owner and the Owner’s spouse.  The amount of withdrawals that you can make will depend on how you combine the many optional features under these GMWBs, but we guarantee the minimum annual withdrawal amount regardless of the performance of the underlying investment options.

* LifeGuard Freedom Flex GMWB with Joint Option provides for coverage for the life of the Owner and Owner’s spouse (“Covered Lives”).  In the case of tax-qualified Contracts owned by a natural person, the Owner and the primary spousal Beneficiary named as of the effective date of this endorsement will each be considered a Covered Life. On non-qualified LifeGuard Freedom Flex GMWB with Joint Option Contracts owned by natural persons, the spousal joint Owners will each be considered a Covered Life.

These GMWBs permit, prior to being added to the Contract, a selection among combinations of the following optional features (Options):

•	a range of bonus percentage amounts,
•	annual or quarterly Contract Value Step-Ups (quarterly step-ups are applied annually based on the highest quarterly Contract Value), and
•	an optional death benefit.

Following is a summary of the available combinations of Options:

Step-Up
Bonus	Annual or Highest Quarterly Contract Value	Freedom Flex Death Benefit (DB) NY

5%	Annual
5%	Quarterly
6%	Annual	Yes*
6%	Quarterly
7%	Annual
7%	Quarterly

LifeGuard Freedom Flex with Joint Option GMWB-
Available Option Combinations

Step-Up
Bonus	Annual or Highest Quarterly
Contract Value

5%	Annual
5%	Quarterly
6%	Annual

*This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB  (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

These GMWBs may be appropriate for those individuals who are looking for a combination of Options within a GMWB that differs from the combinations of specified similar features offered by Jackson under other GMWBs.  Thus, the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB allow the Owner (or the Owner and the Owner’s spouse), with the assistance of his or her representative, to select an available combination of Options, consistent with a variety of considerations, such as: his or her expectations of market performance; anticipated timing of subsequent Premiums; needs for future guaranteed annual percentage of withdrawals; expectation of need for early or unscheduled withdrawals to fund then current living expenses and obligations; marital and family status; and tax-qualified or non-tax-qualified purpose of the investment.

Differences in the percentage of a Bonus Option or differences in the method of computing Contract Value for purposes of a step-up Option do not otherwise affect the operation of the resulting combination of Options.

References to “this GMWB” apply to each of the GMWBs, LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex GMWB with Joint Option GMWB, including all of the available combinations of Options that each provides, as discussed below.  In addition, as disclosed in the Fee Table, above, and footnotes below the fees and charges of each GMWB will vary depending on the mix of Options. Upon selection of the Options and a request for one of these GMWBs received in Good Order, the Owner will receive an endorsement to the Contract reflecting the selection of Options.

Each combination of Options, other than the combination that includes the LifeGuard Freedom Flex DB NY (for information about the LifeGuard Freedom Flex DB NY, please see “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 126.) is offered to Owners between the ages of 35 and 80.  As explained below with regard to both the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB, the timing and amounts of withdrawals have a significant impact on the amount and duration of benefits.  The cumulative costs of these GMWBs also are greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as the For Life Guarantee (59 1/2) and the GWB Adjustment (71, or 82 with Joint Option) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that this GMWB might provide.

These GMWBs may not be terminated by the Owner independently from the Contract to which they are attached.

LifeGuard Freedom Flex GMWB.

The following description of this GMWB is supplemented by the examples in Appendix D under section “IV. LifeGuard Freedom Flex”, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups and example 11 for the guaranteed withdrawal balance adjustment.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) subject to the following:

●	The guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Owners 35 to 80 years old, or 35 to 70 years old if you select the Option combination that includes the  LifeGuard Freedom Flex DB NY, (proof of age is required).  This GMWB may be added to a Contract on the Issue Date, or on any Contract Anniversary (subject to availability).  Please note, while this GMWB may be added to a Contract on any Contract Anniversary (subject to availability), the LifeGuard Freedom Flex DB NY is not available after issue and can only be added on the Issue Date.  Once added this GMWB cannot be cancelled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.    If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  Availability of this GMWB may be subject to further limitation.

We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.  Please see “Election” and “Withdrawals” below for more information about the GWB and GAWA.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

On the Contract Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value.
Anniversary, as subject to availability –
The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's or any joint Owner’s death, the For Life Guarantee is void.  However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information. If the For Life Guarantee is not in effect, upon the death of the Owner or the death of any joint Owner or the depletion of the GWB, all payments will cease and Spousal Continuation is not available.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to the bonus option percentage you have selected (5%, 6% or 7%) and your age group.  Age group is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 40).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group and bonus option percentage, depending on whether you elected the Optional Income Upgrade Table, are as follows:

5% and 6% Bonus Options			7% Bonus Option
Ages	Base GAWA% Table	Optional Income Upgrade Table	Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%	35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%	65 – 69	4.25%	4.50%
75 – 80	5.75%	6.00%	70 – 74	4.75%	5.00%
81+	6.75%	7.00%	75 – 80	5.75%	6.00%
			81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 133).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 31. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% Table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “IV.  LifeGuard Freedom Flex” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 56, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “IV.  LifeGuard Freedom Flex”). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 15.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 71st birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of  i) the Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV.  LifeGuard Freedom Flex”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV.  LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “IV.  LifeGuard Freedom Flex” for an illustration of this  GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “IV.  LifeGuard Freedom Flex” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected can not be changed .  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6 and 7% Bonus Options. Under the other method the GWB will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below for the applicable 5, 6, and 7% Bonus Options  (“Highest Quarterly Contract Value”).

The Contract Anniversary Value method, as opposed to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
GAWA or RMD, as applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancement if this GMWB is elected at issue or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's (or the oldest joint Owner’s) attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the applicable Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value. (subject to a $5 million maximum).

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonus that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you, which Contract Value is used to calculate the step-up, and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or any Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Also see the “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 126 for the death benefit that differs from the Contract’s death benefit and is available only in combination with the selection of the 6% Bonus, and the Annual Anniversary Contract Value Step-up.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die when your Contract Value is zero, all rights under your Contract cease,  no subsequent Premium payments will be accepted, all optional endorsements terminate without value, and no death benefit is payable, including the LifeGuard Freedom Flex DB NY.

Spousal Continuation.  In the event of the Owner's death (or any Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB Adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date (as if that person survived to that date).  The GAWA percentage will not change on future step-ups, even if the Contract Value, as determined based on (as applicable) either the Contract Anniversary Value or the Highest Quarterly Contract Value, exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 128.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or any Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or any Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5, 6 or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “IV.  LifeGuard Freedom Flex”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5, 6 or 7% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancements.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5, 6 or 7% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if joint Owners, the oldest Owner’s) 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up  Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB is added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “IV.  LifeGuard Freedom Flex” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

LifeGuard Freedom Flex with Joint Option GMWB.

The description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 10 for the For Life guarantees and example 11 for the guaranteed withdrawal balance adjustment.

Except as otherwise discussed below, the election of this GMWB under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”   In such cases, the Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants.  In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee, and it will never become effective.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB  and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date, or on any Contract Anniversary (subject to availability).  This GMWB cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue Joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.  Please see “Election” and “Withdrawals” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancements.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value.
Anniversary –
The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any Bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional Income Upgrade Table for an additional charge (see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 42).  The Optional Income Upgrade Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional Income Upgrade Table, are as follows:

Ages	Base GAWA% Table	Optional Income Upgrade Table
35 – 64	3.75%	4.00%
65 – 69	4.25%	4.50%
70 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 133).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 31. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% Table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “IV.  LifeGuard Freedom Flex” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 56, for more information.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD,	●	The GWB before the withdrawal less the withdrawal; Or
as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “IV.  LifeGuard Freedom Flex”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 15.  Withdrawals may be subject to a recapture charge on any Contract Enhancements.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 82nd birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV.  LifeGuard Freedom Flex”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV.  LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “Step-up”).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “IV.  LifeGuard Freedom Flex” for an illustration of this  GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “IV.  LifeGuard Freedom Flex” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected can not be changed.  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary (the “Contract Anniversary Value”) for the applicable 5 and 6% Bonus Options (a “step-up”). Under the other method the GWB  will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below, for the applicable 5% Bonus Option (“Highest Quarterly Contract Value”).  (See Examples 6 and 7 in Appendix D under section “IV.  LifeGuard Freedom Flex”.)

The Contract Anniversary Value method, as opposed to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
GAWA or RMD, as applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancements, if this GMWB is elected at issue, or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value  is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, subject to a $5 million maximum.

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonuses that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 105 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this GMWB.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB Adjustment provision is in force on the Continuation Date then the provision will continue to apply in accordance with the applicable GWB Adjustment provision rules above.  The GWB Adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB Adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.

New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.

	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the Continuation Date (as if that person survived to that date).

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 128.

Termination.  This GMWB terminates, subject to a prorated GMWB Charge assessed for the period since the last monthly charge, and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or any joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5 or 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “IV.  LifeGuard Freedom Flex”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5 or 6 % of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5 or 6% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period.  The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday.  (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.  Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2012.  At that time, the bonus period is scheduled to expire on December 1, 2022 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2015), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2025.  Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2027 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2027, and would be scheduled to expire on December 1, 2037.  (Please also see Examples 6 and 7 in Appendix D under section “IV.  LifeGuard Freedom Flex” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”). The following description of this GMWB is supplemented by the examples in Appendix D under section “V.  MarketGuard Stretch”, particularly example 2 for the varying benefit.

This GMWB is available under Contracts which are purchased by the Owner with proceeds that are payable to the Owner as beneficiary of tax qualified or non-qualified death benefits as a result of the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. This GMWB is also available to an eligible Beneficiary entitled to death benefit payments under an existing Contract, who will be considered an Owner for purposes of this GMWB.   The proceeds must be subject to the minimum distribution requirements of the Internal Revenue Code (the “Code”) applicable to beneficiaries.  The distributions that will be made under this GMWB are commonly referred to as “MarketGuard Stretch” distributions since they allow beneficiaries to receive payments over a period of time not exceeding their life expectancies.

Availability of this GMWB is subject to the following additional requirements:

•
This GMWB is not available if the Owner has already commenced receiving the required minimum distributions prior to the issue date of this GMWB (or was required to commence distributions and failed to do so).

•
This GMWB is not available if a trust was the designated beneficiary of the death benefit proceeds and as a result the Owner must apply the life expectancy payout method using an age different from his or her own.

•
The Owner must meet the applicable minimum distribution requirements by electing the life expectancy payout method as defined under the Code applicable to beneficiaries. This GMWB is not available if the Owner uses other payout methods, including payout methods available only for surviving spouses under special Code rules.

•
The Owner must commence the minimum distributions not later than 1 year after the deceased owner’s death (for non-qualified Contracts) or not later than the end of the calendar year following the calendar year in which the deceased owner died (for tax-qualified Contracts).

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earliest of:

•	The Owner’s death;

•
Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value (The GWB is the guaranteed amount available for future periodic withdrawals); or

•	The end of the GMWB Maturity Year (please see the “GMWB Maturity Year” section on page 121).

PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract and your tax advisor to be sure that this GMWB ultimately suits your needs.

This GMWB is available to individual Owners up to 80 years old on the latest required date of the first minimum distribution under the Internal Revenue Code applicable to the Contract (proof of age is required); may be added to a Contract on the Issue Date, or on any Contract Anniversary (subject to availability); and once added cannot be canceled.   If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

This GMWB is available to natural Owners on qualified and non-qualified Contracts. It is also available to non-natural Owners on qualified Contracts. Joint annuitants are not permitted if there is a non-natural Owner.

We allow ownership changes of a Contract with this GMWB only when the Owner is a trust and the ownership change is to the Annuitant.  Otherwise, ownership changes are not allowed.  Changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and  the required minimum distribution under the Contract (Stretch RMD).  Please see “Election” and “Withdrawals” below for more information about the GAWA.  For purposes of this GMWB, the Stretch RMD is the amount defined by the Internal Revenue Code as the minimum distribution requirement under the life expectancy payout method applicable to the Contract which is attributable to the proceeds from the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. Withdrawals exceeding the above limit cause the GWB and GAWA to be recalculated.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead add this GMWB to your Contract post issue on a Contract Anniversary (subject to availability), the GWB is calculated based on Contract Value, which includes any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D under section “V.  MarketGuard Stretch”.)  The GWB can never be more than $5 million, and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB may be continued by a Beneficiary.  Please see the “Continuation By Beneficiary” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  For a qualified Contract with a non-natural Owner, the age of the Annuitant is used to determine the GAWA percentage.  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 54	4.5%
55 – 59	5.0%
60+	5.5%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:

1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 133).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA  to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or  the Stretch RMD (if greater than the GAWA).  If the GWB falls below the GAWA at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  The tables below clarify what happens in each instance.

This GMWB allows withdrawals greater than the GAWA to meet the Contract's Stretch RMD without compromising the endorsement's guarantees.  Examples 4 and 5 in Appendix D under section “V.  MarketGuard Stretch” supplement this description.  Because the intervals for the GAWA and Stretch RMDs are different, namely Contract Years versus calendar years, and because Stretch RMDs are subject to other conditions and limitations, please see “Stretch RMD NOTES” below for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or Stretch RMD, as applicable –	●	Zero.
The GAWA and the GMWB Charge Base are unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

You may withdraw the greater of the GAWA or Stretch RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or Stretch RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “V.  MarketGuard Stretch”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in	The GWB is recalculated, equaling the greater of:
the current Contract Year, exceeds the greater of the GAWA or Stretch RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Stretch RMD withdrawals in excess of the free withdrawal amount are not subject to a withdrawal charge.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Interest Rate Adjustment.  For more information, please see “THE FIXED ACCOUNT” beginning on page 15 .  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, Stretch RMDs, withdrawals of asset allocation and advisory fees, partial transfers and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 129.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

STRETCH RMD NOTES:  Notice of a Stretch RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  We may require you to set up a systematic withdrawal program to meet the Stretch RMDs. Eligible withdrawals that are specified as Stretch RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of Stretch RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's Stretch RMD requirements.  If your requested Stretch RMD exceeds our calculation of the Stretch RMD for your contract, your request will not be eligible for the waiver of any applicable charges (i.e. withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  For information regarding the Stretch RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, Stretch RMDs are calculated and taken on a calendar year basis.  But with this GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and Stretch RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the Stretch RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the Stretch RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2013 Contract Year (ending June 30) is $10.  The Stretch RMDs for calendar years 2012 and 2013 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2012 and $8 in each of the two halves of calendar year 2013, then at the time the withdrawal in the first half of calendar year 2013 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2013 Contract Year is less than the higher Stretch RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D under section “V.  MarketGuard Stretch”, particularly examples 4 and 5.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your Stretch RMD.

Premiums.

Subsequent Premium payments are only permitted on tax-qualified Contracts and must be a transfer from a qualified plan. Subsequent Premium payments must be received within 180 days of the Issue Date.

With each subsequent Premium payment on the Contract -	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “V.  MarketGuard Stretch” to see how the GWB is recalculated when the $5 million maximum is hit.

GMWB Maturity Year. At the end of the GMWB Maturity Year, an amount equal to the excess of the GWB over Contract Value will be paid to the Owner. If the GWB is less than the Contract Value, no payment will be made.  In either case, the GWB will be set to zero and the GMWB will terminate.  The GMWB Maturity Year is determined from the chart below based on the Owner’s attained age on the latest required date for the first Stretch RMD. When determining the GMWB Maturity Year, the endorsement effective date is considered the beginning of the first Contract Year.

Age	GMWB Maturity Year	Age	GMWB Maturity Year	Age	GMWB Maturity Year
0	82	27	56	54	30
1	81	28	55	55	29
2	80	29	54	56	28
3	79	30	53	57	27
4	78	31	52	58	26
5	77	32	51	59	26
6	76	33	50	60	25
7	75	34	49	61	24
8	74	35	48	62	23
9	73	36	47	63	22
10	72	37	46	64	21
11	71	38	45	65	20
12	70	39	44	66	20
13	69	40	43	67	19
14	68	41	42	68	18
15	67	42	41	69	17
16	66	43	40	70	16
17	65	44	39	71	16
18	64	45	38	72	15
19	63	46	37	73	14
20	62	47	36	74	14
21	62	48	35	75	13
22	61	49	35	76	12
23	60	50	34	77	12
24	59	51	33	78	11
25	58	52	32	79	10
26	57	53	31	80	10

See Example 6 in Appendix D under section “V.  MarketGuard Stretch” to see how the GMWB Maturity Year affects your GMWB.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death while the Contract is still in force, this GMWB terminates without value unless continued by the Beneficiary.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB. At the end of the GMWB Maturity Year, any remaining GWB will be paid to the Owner and no further payments will be made.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, all payments cease and no death benefit is payable.

Continuation By Beneficiary.  Upon the death of the Owner under a Qualified Plan Contract with a single Beneficiary, the Beneficiary may elect to continue the GMWB. If elected, the GMWB will continue and may not be terminated subsequently. If the GAWA% has been determined, no adjustment will be made to the GWB, the GAWA, the GMWB Charge Base, or the GMWB Maturity Year, at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the original Owner's attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death, unless the Beneficiary elects to continue a qualified Contract with the GMWB;
●	The first date the GWB equals zero.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase.  You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings.  Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis.  If you have arranged for systematic withdrawals, schedule any planned step-up under a GMWB to occur prior to the withdrawal.  Example 6 in Appendix D and Appendix E illustrates the consequences of a withdrawal preceding a step-up. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive.  You may also be subject to a withdrawal charge and an Interest Rate Adjustment.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers from an Investment Division when:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
●	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
●	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,
●	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us.  The Income Date is the day on which those payments begin.  Once income payments begin, the Contract cannot be returned to the accumulation phase.  The Income Date must be at least 13 months after the Contract's Issue Date.  You can choose the Income Date and an income option.  All of the Contract Value must be annuitized.  The income options are described below.

If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date.  You must give us written notice at least seven days before the scheduled Income Date.  Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law).  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities.  Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed or variable payments from the Investment Divisions.  Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually.  Or you can choose a single lump sum payment.  If you have less than $5,000 to apply toward an income option, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income.  Likewise, if your first income payment would be less than $50, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

●	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
●	the amount of any applicable Premium taxes, recapture charges or withdrawal charges and any Interest Rate Adjustment deducted from your Contract Value on the Income Date;
●	which income option you select; and
●
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the Annuitant if you select an income option with a life contingency and an assumed investment rate of 1.0% (2.5% for Advisors II Contracts).

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time.  Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time.  If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select.  If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.  Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death.  Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due.

Option 2 - Joint and Survivor.  This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments.  This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period.  This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase.  Instead, you may choose an optional death benefit for an additional charge.  The LifeGuard Freedom Flex DB NY optional death benefit currently may only be selected at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options). The optional Highest Anniversary Value Death Benefit is only available upon application.  In addition, once an optional death benefit is chosen, it cannot be canceled except upon conversion (if conversion is permitted), or upon spousal continuation in the case of the LifeGuard Freedom Flex DB NY.

The effects of any GMWB on the amount payable to your Beneficiaries upon your death should be considered in selecting the death benefit in combination with a GMWB.  Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes but is not limited to due proof of death and a completed claim form from the Beneficiary of record (if there are multiple Beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary).  Payment will include interest to the extent required by law.  The death benefit paid will be the basic death benefit unless you have selected an optional death benefit endorsement.  If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Fixed Account and Investment Divisions according to the current allocation instructions on file for your account as of that date.  Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit.  If you have a joint Owner, the death benefit will be paid when the first joint Owner dies.  The surviving joint Owner will be treated as the Beneficiary.  Any other Beneficiary designated will be treated as a contingent Beneficiary.  Only a spouse Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

●	your Contract Value on the date we receive all required documentation from your Beneficiary; or
●
the total Premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Optional Death Benefits. Optional death benefits are available but, because there is an additional annual charge for optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit.

The optional death benefits are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit.  The Highest Anniversary Value Death Benefit is available if you are 79 years of age or younger on the Contract's Issue Date.  The LifeGuard Freedom Flex DB NY is only available at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options) and only if the Owner is 35 to 70 years of age on the Issue Date. The older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit.

Each optional death benefit is subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.  For purposes of the optional death benefits, “Net Premiums” are defined as your Premium payments net of Premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal.  Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%.  Similarly, with the “Highest Anniversary Value” component, the adjustment to your Contract Value for any withdrawals (including applicable charges and deductions) will have occurred proportionally at the time of the withdrawals. Please see the calculations for the Highest Anniversary Value Death Benefit below for more information.

Following are the calculations for the optional death benefits:

Highest Anniversary Value Death Benefit changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)
your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), plus any Premiums paid (net of any applicable Premium taxes) subsequent to that Contract Anniversary.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date), then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and
(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

LifeGuard Freedom Flex DB NY, if elected, replaces your basic death benefit and is the only death benefit during the accumulation phase of your Contract.  The LifeGuard Freedom Flex DB NY is the greater of:

(a) The Contract's Basic Death Benefit (see the description above); or

(b) The GMWB Death Benefit, as calculated under this death benefit.

The LifeGuard Freedom Flex DB NY is only available at issue and in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of LifeGuard Freedom Flex GMWB  (the “LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option”) and only if the Owner (or oldest Joint Owner) is 35 to 70 years of age on the Issue Date.  At election, the GMWB Death Benefit equals the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Guaranteed Withdrawal Balance (GWB).  When purchased at Contract issuance, the GWB is your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit is equal to the greater of: (a) the GMWB Death Benefit prior to the partial withdrawal less the partial withdrawal, or (b) zero.  If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD; and the GMWB Death Benefit is equal to the greater of (a) the GMWB Death Benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal, then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or (b) zero.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

With each subsequent Premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.

In addition, on each Contract Anniversary following the effective date of the endorsement, the GMWB Death Benefit will automatically step up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit, subject to a maximum of $5,000,000.

The GMWB Death Benefit is not adjusted upon step-up of the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups GWB, the application of the GWB Adjustment or the application of any bonus.  The GMWB Death Benefit will terminate on the date the Contract Value equals zero.

Upon continuation of the Contract by a spousal Beneficiary, the surviving spouse may elect to terminate LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups, in which case the GMWB death benefit will be included in the calculation of the continuation adjustment (which is the amount by which the death benefit that would have been payable exceeds the Contract Value).  If the spouse does not make such an election, the endorsement, including the death benefit thereunder, will continue in accordance with its terms, but the GMWB death benefit will not be included in the continuation adjustment.

For more information about how the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups works, including how the GWB and GAWA are calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 94.

Unlike the basic death benefit, LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups may provide a death benefit on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this endorsement terminates and no death benefit under the endorsement is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date) and one of the following income options is elected, then the corresponding death benefit is payable:

●
Life Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

●
Specified Period Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

If, under this income option, no Owner is deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner(s) along with the remaining GWB.

●
Life Income.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

●
Joint and Survivor.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the survivor payee’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

●
Life Annuity With at Least 120 Monthly Payments.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

The death benefits under the Income Options vary depending on which Income Option you select. Either  the GMWB Death Benefit calculation, described above, with or without any remaining GWB, or the excess of the GMWB Death Benefit calculation over the Contract Value is payable. Each is computed on the Income Date. For more information on these Income Options, see “LifeGuard Freedom Flex GMWB – Annuitization” beginning on page 103, and “Income Options” beginning on page 124.”

Payout Options. The Contract's death benefit is payable pursuant to one of the following payout options:

●	single lump sum payment; or
●	payment of entire death benefit within 5 years of the date of death; or
●
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary.  Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time.  The receipt of any additional lump sums will reduce the future payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death.  If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name.  For more information, please see “Special Spousal Continuation Option” beginning on page 128.

Pre-Selected Payout Options.  As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date.  However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary.  If this Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract.  This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.  If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

Special Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time.  Instead, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value.  We calculate this amount using the Contract Value and death benefit as of the date we receive all required documentation from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the “Continuation Date”).  We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract.  The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected.    Similarly, a GMWB will also terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract.  For more information, please see the respective GMWB subsections in this prospectus.

The Special Spousal Continuation Option is available to elect one time on the Contract.  However, if the Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death.  If you die, the Beneficiary becomes the Owner.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules.  If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant.  However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payments will be paid to the Beneficiary as provided for in the income option selected.  Any remaining guaranteed payments will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual.  Additional tax information is included in the SAI.  You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts.  If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract.  Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral.  You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation.  Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract.  This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person).  Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract.  Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments.  Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract.  In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium.  The balance of each income payment is taxable as ordinary income.  The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made.  Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.   Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract.  This penalty tax will not apply to any amounts:

●	paid on or after the date you reach age 59 1/2;
●	paid to your Beneficiary after you die;
●	paid if you become totally disabled (as that term is defined in the Code);
●
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

●	paid under an immediate annuity; or
●	which come from Premiums made prior to August 14, 1982.

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity Contract will be considered investment income for purposes of the new Medicare tax on investment income.  As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts.  For 2013, these levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately.  Owners should consult their own tax advisers for more information.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated Beneficiary” is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary and such distributions begin within one year of that Owner's death.  The Owner's “designated Beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.  However, if the Owner's “designated Beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments.  The Code imposes limits on loans, withdrawals and income payments under tax-qualified Contracts.  The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract.  These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI.  Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities.  Withdrawals can only be made when an Owner:

●	reaches age 59 1/2;
●	leaves his/her job;
●	dies;
●	becomes disabled (as that term is defined in the Code); or
●	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity.  Qualified distributions from Roth IRA annuities are entirely federal income-tax free.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.  In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes.  Under the facts in these Rulings:

●	there was a written agreement providing for payments of the fees solely from the annuity Contract,
●	the Contract Owner had no liability for the fees and
●	the fees were paid solely from the annuity Contract to the adviser.

Extension of Latest Income Date.  If you do not annuitize your non-qualified Contract on or before the Latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes.  The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year of your Latest Income Date.  In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time.  Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event.  Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended.  These limits are summarized in the SAI.  You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract.  We believe that the underlying investments are being managed so as to comply with these requirements.  A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance Contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under these variable Contracts was not sufficient to cause the Contract Owners to be treated as the Owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, Contract or agreement between the Contract Owner and Jackson Life of NY regarding the availability of a particular investment option and other than the Contract Owner's right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects.  The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract currently offers 100 Investment Divisions and at least one Fixed Account option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the Owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the Owner of a variable contract is to be treated as the Owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson Life of NY does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld.  Some states have enacted similar rules.  Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments.  Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's Beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution; or
(c)	a hardship withdrawal.

JACKSON OF NY TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.  (We do impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the separate accounts, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging. If the amount allocated to the Investment Divisions plus the amount allocated to the Fixed Account options is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account options (if currently available) (each a "Designated Option") from the one-year Fixed Account (if currently available) or any of the Investment Divisions (each a "Source Option").  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) the one-year Fixed Account Option can be used as a Source Option for Dollar Cost Averaging only with respect to new Premiums that are allocated to that Source Option, (ii) only a twelve-month Dollar Cost Averaging period may be selected, (iii) transfers out of the one-year Fixed Account Option pursuant to such Dollar Cost Averaging will not count against the maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option and (iv) transfers from that Source Option other than such scheduled transfers will not be permitted.

In the case of transfers from the one-year Fixed Account or Investment Divisions with a less volatile unit value, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase.  Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.  There is no charge for Dollar Cost Averaging.  Certain restrictions may apply.

Special Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account Option is a “source account” designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options.  The DCA+ Fixed Account Option is credited with a special interest rate.  If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over a DCA+ term of either twelve months or six months, as you select.

Transfers out of the DCA+ Fixed Account Option other than the automatic DCA+ transfers can be made only if you discontinue use of the DCA+ Fixed Account Option.  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) you may not discontinue the DCA+ Fixed Account Option or otherwise transfer or withdraw any amounts from the DCA+ Fixed Account Option, but (ii) automatic transfers pursuant to DCA+ will not count against any maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option.

There is no charge for DCA+.  We may discontinue the availability of DCA+ at any time and without notice.  You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.

Earnings Sweep. You can choose to move your earnings from the source accounts (only applicable from the one year Fixed Account Option and the Money Market Investment Division).  There is no charge for Earnings Sweep.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account periodically to maintain your selected allocation percentages.  Rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and (i) we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” or (ii) we exercise our right to require that any Premiums allocated to the one-year Fixed Account Option be automatically transferred out of that option over a period of time that we specify.  In that case, however, you could re-elect automatic rebalancing without the one-year Fixed Account Option.  Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.  There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within twenty days after receiving it.  We will return

●	the Contract Value in the Investment Divisions, plus
●	any fees and expenses deducted from the Premium prior to allocation to the Investment Divisions, plus
●	the full amount of Premium you allocated to the Fixed Account (minus any withdrawals), minus
●	any withdrawals from the Fixed Account and applicable Contract Enhancement recapture charge.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent.  We will return Premium payments where required by law.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings. Jackson National Life Insurance Company (Jackson of NY's parent) and its subsidiaries are defendants in a number of civil proceedings, including class actions, arising in the ordinary course of business. These include civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers, including a modal premium case, alleging misconduct in the sale of insurance products. We do not believe at the present time that any pending action or proceeding will have a material adverse effect upon the Separate Account, Jackson of NY’s ability to meet its obligations under the Contracts, or Jackson National Life Distributors LLC’s ability to perform its contract with the Separate Account.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information. We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law. To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications.  Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested.  These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of Premium, accelerated death benefits, terminal illness benefits or death benefits.

You should know that your representative is independent of Jackson.  He or she is responsible for the use and security of information you provide him or her.  Please contact your representative if you have questions about his or her privacy policy.

Security to Protect the Confidentiality of Nonpublic Personal Information. We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information.  Our practices of safeguarding your information help protect against the criminal use of the information.  Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to our employees, agents and contractors.  We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Financial Statements of the Separate Account
Financial Statements of Jackson of NY

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®,” “Jackson®,” “Jackson of NY®” and “Jackson National Life Insurance Company of New York®” are trademarks or service marks of Jackson National Life Insurance Company.

The Dow Jones Brookfield Global Infrastructure Index is calculated by S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) pursuant to an agreement with Brookfield Asset Management, Inc. and has been licensed for use.  S&P ® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”), Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and “Brookfield ® ” is a registered trademark of Brookfield Asset Management, Inc.  Investment products based on the Index are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates and none of SPDJI, Dow Jones, S&P or their respective affiliates makes any representation regarding the advisability of investing in such product(s).

The “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, and the “Dow Jones U.S. Contrarian Opportunities IndexSM” are products of Dow Jones Indexes, the marketing name of and a licensed trademark of CME Group Index Services LLC (“CME”), and have been licensed for use.  “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, the “Dow Jones U.S. Contrarian Opportunities IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to CME and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company®(“Jackson”).  The JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund, and the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund based on the Dow Jones U.S. Contrarian Opportunities IndexSM” (“Funds”) are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates.  Dow Jones, CME and their respective affiliates make no representation or warranty, expressed or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly.  The only relationship of Dow Jones, CME or any of their respective affiliates to the Funds is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, and the “Dow Jones U.S. Contrarian Opportunities IndexSM” which is determined, composed and calculated by CME without regard to Jackson or the Funds.  Dow Jones and CME have no obligation to take the needs of Jackson or the owners of the Funds into consideration in determining, composing or calculating the Funds.  Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Funds to be issued or in the determination or calculation of the equation by which the Funds are to be converted into cash.  Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Funds.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund currently being issued by Jackson National Life Insurance Company, but which may be similar to and competitive with the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Contrarian Opportunities Index SM.  It is possible that this trading activity will affect the value of the Dow Jones U.S. Contrarian Opportunities Index SM and JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.

Dow Jones, CME and their respective affiliates do not:
●●	Sponsor, endorse, sell or promote the Funds.
●	Recommend that any person invest in the Funds.
●	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Funds.
●	Have any responsibility or liability for the administration, management or marketing of the Funds.
●	Consider the needs of the Funds in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the Funds. Specifically,
●	Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:
	●	The results to be obtained by the Funds or any other person in connection with the use of the DJIA and the data included in the DJIA;
	●	The accuracy or completeness of the DJIA and its data;
	●	The merchantability and the fitness for a particular purpose or use of the DJIA and its data;
●	Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;
●
Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the indexes and trademarks referred to above by Jackson National Life Insurance Company® and Dow Jones is solely for the benefit of the Funds and not for any other third parties.
DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND JACKSON, OTHER THAN THE LICENSORS OF CME.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s).  The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, Owners of the product(s) or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®25 Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, or the JNL/Mellon Capital Management VIP Fund.  The JNL/Mellon Capital Management Nasdaq® 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital Management NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.

NYSE Group, Inc. does not:

• Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Recommend that any person invest in the JNL/Mellon Capital Management NYSE® International 25 Fund or any other securities.
• Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE® International 25 Fund.
• Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Consider the needs of the JNL/Mellon Capital Management NYSE® International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.  Specifically,

• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
• The results to be obtained by the JNL/Mellon Capital Management NYSE® International 25 Fund, the owner of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
• Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other third parties.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes.  Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group (“Russell”).  Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes.  Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell’s publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based.  RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES.  RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES.  RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR

PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

“STANDARD & POOR’S ®,” “S&P®,” “S&P 500®,” “STANDARD & POOR’S 500®,” “S&P 500® Index,” “S&P MIDCAP 400 Index®,” and the “S&P SmallCap 600 Index®” are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”)and have been licensed for use by Jackson.  The JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P® SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P® 24 Fund and any other investment fund or other vehicle that is offered by third parties that uses an S&P Indices Index as a benchmark or measure of performance, bears the “S&P” or “Standard & Poor’s” mark and/or seeks to provide an investment return based on any S&P Indices Index are not sponsored, endorsed, sold or promoted by S&P and its affiliates. S&P is not an investment adviser and S&P and its affiliates make no representation or warranty, express or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in the Funds or other such fund or vehicle.  Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P.  S&P Indices typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund.  Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P and its affiliates.

“Value Line®,” “The Value Line Investment Survey,” and “Value Line TimelinessTM Ranking System” are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson.  The JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. (“Value Line”).  Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund.  Jackson is not affiliated with any Value Line Company.

THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND AND THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGMEMENT EMERGING MARKETS INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

APPENDIX B

CONTRACT ENHANCEMENT RECAPTURE CHARGES FOR PERSPECTIVE II AND L SERIES CONTRACTS

Example 1 illustrates the application of the 4% Contract Enhancement endorsement to a Contract with a single Premium payment and the application of withdrawal charges (using the base withdrawal charge schedule) and recapture charges upon a partial withdrawal when earnings exceed 10% of Remaining Premium (and, therefore, there is no free withdrawal).    This example assumes that the Contract is issued on October 1, 2012, and that the Contract Value grows to $128,837.76 by September 30, 2016.  The Contract Owner requests that he or she be sent $100,000 on September 30, 2016  The Contract Value will have to be reduced by not only the $100,000, but also by the applicable Withdrawal Charge and Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges, as illustrated below.

Example 1
10/1/2012	: Contract Issue Date
$100,000.00	: Premium
4.00%	: Contract Enhancement Percentage
$4,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (4.00%))
6.00%	: Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
2.50%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2016
$128,837.76	: Contract Value at end of Year 4
$100,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$28,837.76	: Earnings (Contract Value ($128,837.76) less Premium ($100,000)), which are presumed to be withdrawn first and without charges.
$71,162.24	: Net Withdrawal Amount requested ($100,000) minus Earnings ($28,837.76).
$77,772.94
: Corresponding Premium.   The amount to which the appropriate recapture charge percentage and withdrawal charge percentage are applied.  This amount is determined by multiplying the Net Withdrawal Amount requested minus Earnings ($71,162.24) by a factor determined by the percentage amounts of the applicable charges.  It is the actual amount of Premium that will need to be withdrawn to send the Contract Owner the Net Withdrawal Amount and apply the remainder to pay the charges to us.  In this example, the corresponding Premium is specifically calculated as follows: $71,162.24 X (1/[1 – (6.00% + 2.50%)]) = $77,772.94.  In this calculation, the 6.00% represents the WC%, and the 2.50% represents the RC%.

$100,000.00	: Net Withdrawal Amount
$4,666.38	: Withdrawal Charge: $77,772.94 multiplied by WC% (6.00%)
$1,944.32	: Recapture Charge: $77,772.94 multiplied by RC% (2.50%)
$106,610.70
: Total Withdrawal Amount (Net Withdrawal requested $100,000.00) plus the Withdrawal Charge ($4,666.38) and the Recapture Charge ($1,944.32) that is imposed on the withdrawal of Premium that is the total amount deducted from the Contract Value

$22,227.06	: Contract Value after Total Withdrawal ($128,837.76 less $106,610.70)

Example 2 illustrates the application of the 4% Contract Enhancement endorsement to a Contract with multiple Premium payments and the application of withdrawal charges (using the base withdrawal charge schedule) and recapture charges upon a partial withdrawal when earnings do not exceed 10% of Remaining Premium.  This example assumes that the Contract is issued on October 1, 2012, the Contract Owner makes an additional Premium payment of $100,000 on November 1, 2014, and that the Contract Value grows to $207,000 by December 15, 2014.  The Contract Owner requests that he or she be sent $150,000 on December 15, 2014.  The Contract Value will have to be reduced by not only the $150,000, but also by the applicable Withdrawal Charge and Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges, as illustrated below.  For purposes of the withdrawal charge and recapture charge, we treat withdrawals as coming first from earnings, which are withdrawn without withdrawal charges and recapture charges, and then from the oldest Remaining Premium, which will have the lowest withdrawal charges and recapture charges of any Premium remaining in the Contract.

Example 2
10/1/2012	: Contract Issue Date
$100,000.00	: Premium 1
4.00%	: Contract Enhancement Percentage
$4,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (4.00%))
7.00%	: Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
2.50%	: Recapture Charge Percentage for Completed Year 2-3 (RC%1)

11/1/2014
$100,000.00	: Premium 2 received in Contract Year 2-3
3.00%	: Contract Enhancement Percentage for Premium received in Contract Year 2-3
$3,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (3.00%))
8.50%	: Withdrawal Charge Percentage for Completed Year 0-1 (since the receipt of the Premium) (WC%2)
2.50%	: Recapture Charge Percentage for Completed Year 0-1 (since the receipt of the Premium) (RC%2)
0.00%	: Hypothetical Net Return

12/15/2014
$207,000.00	: Contract Value
$150,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$7,000.00	: Earnings (Contract Value ($207,000) less Premiums ($200,000)), which are presumed to be withdrawn first and without charges.
$13,000.00	: Amount available for withdrawal under the free withdrawal provision [(Premium ($200,000) multiplied by 10%) less Earnings ($7,000)]
$130,000.00	: Net Withdrawal Amount ($150,000) requested minus Earnings ($7,000) and minus the free withdrawal amount ($13,000)).

$100,000.00	: Total Corresponding Premium 1,which is the oldest Remaining Premium. All of this Premium must be withdrawn to meet the requested Net Withdrawal Amount.
$90,500.00
: The amount of Premium 1 withdrawn after deducting the Withdrawal Charge and the Recapture Charge paid to us (Total Corresponding Premium 1 withdrawn ($100,000) less the Withdrawal Charge from Premium 1($100,000 multiplied by WC%1 (7.00%) equals $7,000) less the Recapture Charge from Premium 1($100,000 multiplied by RC%1 (2.50%) equals $2,500))

$39,500.00
: Net withdrawal amount needed from Premium 2, which is equal to the Net Withdrawal Amount requested ($150,000), minus Earnings ($7,000), minus the free withdrawal amount ($13,000), and minus the amount withdrawn from Premium 1 after deducting the Withdrawal Charge and the Recapture Charge ($90,500)

$44,382.02
: Total Corresponding Premium 2.  The amount of Premium 2 to which the appropriate recapture charge percentage and withdrawal charge percentage are applied.  This amount is determined by multiplying the net withdrawal amount needed from Premium 2 ($39,500) by a factor determined by the percentage amounts of the applicable charges.  In this example, the corresponding Premium 2 is specifically calculated as follows: $39,500 X (1/[1 – (8.50% + 2.50%)]) = $44,382.02.  In this calculation, the 8.50% represents the WC%2, and the 2.50% represents the RC%2.

$150,000.00	: Net Withdrawal Amount
$7,000.00	: Withdrawal Charge from Premium 1: $100,000 multiplied by WC%1(7.00%)
$2,500.00	: Recapture Charge from Premium 1: $100,000 multiplied by RC%1(2.50%)
$3,772.47	: Withdrawal Charge from Premium 2: $44,382.02 multiplied by WC%2(8.50%)
$1,109.55	: Recapture Charge from Premium 2: $44,382.02 multiplied by RC%2 (2.50%)
$164,382.02
: Total Withdrawal Amount (Net Withdrawal requested ($150,000.00) plus the Withdrawal Charge ($7,000.00 plus $2,500.00 equals $9,500.00 in total Withdrawal Charges) and the Recapture Charge ($3,772.47 plus $1,109.55 equals $4,882.02 in total Recapture Charges) that is imposed on the withdrawal of Premium) which is the total amount deducted from the Contract Value)

$42,617.98	: Contract Value after Total Withdrawal ($207,000.00 less $164,382.02)

CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES FOR ADVISORS II CONTRACTS

Example 1 illustrates the application of the 2% Contract Enhancement endorsement to a Contract with a single Premium payment and the application of recapture charges upon a partial withdrawal.  This example assumes that the Contract is issued on October 1, 2012, and that the Contract Value grows to $126,360.11 by September 30, 2016.  The Contract Owner requests that he or she be sent $100,000 on September 30, 2016.  The Contract Value will have to be reduced by not only the $100,000, but also the applicable Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges, as illustrated below.

Example 1
10/1/2012	: Contract Issue Date
$100,000.00	: Premium
2.00%	: Contract Enhancement Percentage
$2,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (2.00%))
1.25%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2016
$126,360.11	: Contract Value at end of Year 4
$100,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$26,360.11	: Earnings (Contract Value ($126,360.11) less Premium ($100,000)), which are presumed to be withdrawn first and without charges.
$73,639.89	: Net Withdrawal Amount requested ($100,000) minus Earnings ($26,360.11).
$74,572.04
: Corresponding Premium.  The amount to which the appropriate recapture charge percentage is applied.  This amount is determined by multiplying the Net Withdrawal Amount requested minus Earnings ($73,639.89) by a factor determined by the percentage amount of the applicable charge.  It is the actual amount of Premium that will need to be withdrawn to send the Contract Owner the Net Withdrawal Amount and apply the remainder to pay the charges to us.  In this example, the corresponding Premium is specifically calculated as follows: $73,639.89 X (1/[1 – 1.25%]) = $74,572.04.  In this calculation the 1.25% represents the RC%.

$100,000.00	: Net Withdrawal Amount
$932.15	: Recapture Charge: $74,572.04 multiplied by RC% (1.25%)
$100,932.15
: Total Withdrawal Amount (Net Withdrawal requested ($100,000.00) plus the Recapture Charge ($932.15) that is imposed on the withdrawal of Premium) which is the total amount deducted from the Contract Value

$25,427.96	: Contract Value after Total Withdrawal ($126,360.11 less $100,932.15)

Example 2 illustrates the application of the 2% Contract Enhancement endorsement to a Contract with multiple Premium payments and the application of recapture charges upon a partial withdrawal.  This example assumes that the Contract is issued on October 1, 2012, the Contract Owner makes an additional Premium payment of $100,000 on November 1, 2014, and that the Contract Value grows to $203,250 by December 15, 2014.  The Contract Owner requests that he or she be sent $150,000 on December 15, 2014.  The Contract Value will have to be reduced by not only the $150,000, but also the applicable Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges are applied, as illustrated below.  For purposes of the recapture charge, we treat withdrawals as coming first from earnings, which are withdrawn without recapture charges, and then from the oldest Remaining Premium.

Example 2
10/1/2012	: Contract Issue Date
$100,000.00	: Premium 1
2.00%	Contract Enhancement Percentage
$2,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (2.00%))
1.25%	: Recapture Charge Percentage for Completed Year 2-3 (RC%1)

11/1/2014
$100,000.00	: Premium 2 received in Contract Year 2-3
1.25%	: Contract Enhancement Percentage for Premium received in Contract Year 2-3
$1,250.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (1.25%))
1.25%	: Recapture Charge Percentage for Completed Year 0-1 (since the receipt of the premium) (RC%2)
0.00%	: Hypothetical Net Return

12/15/2014
$203,250.00	: Contract Value
$150,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$3,250.00	: Earnings (Contract Value ($203,250) less Premiums ($200,000)), which are presumed to be withdrawn first and without charges.
$146,750.00	: Net Withdrawal Amount ($150,000) requested minus Earnings ($3,250)

$100,000.00	: Total Corresponding Premium 1, which is the oldest Remaining Premium. All of this premium must be withdrawn to meet the requested Net Withdrawal Amount.
$98,750.00
: The amount of Premium 1 withdrawn after deducting the Recapture Charge paid to us (Total Corresponding Premium 1 withdrawn ($100,000) less the Recapture Charge from Premium 1 ($100,000 multiplied by RC%1 (1.25%) equals $1,250))

$48,000.00
: Net withdrawal amount needed from Premium 2, which is equal to the Net Withdrawal Amount requested ($150,000), minus Earnings ($3,250), and minus the amount withdrawn from Premium 1 after deducting the Recapture Charge ($98,750)

$48,607.59
: Total Corresponding Premium 2.   The amount of Premium 2 to which the appropriate recapture charge percentage is applied.  This amount is determined by multiplying the net withdrawal amount needed from Premium 2 ($48,000.00) by a factor determined by the percentage amount of the applicable charge.  In this example, the corresponding Premium 2 is specifically calculated as follows: $48,000 X (1/[1 – 1.25%]) = $48,607.59.  In this calculation, the 1.25% represents the RC%2.

$150,000.00	: Net Withdrawal Amount
$1,250.00	: Recapture Charge from Premium 1: $100,000 multiplied by RC%1 (1.25%)
$607.59	: Recapture Charge from Premium 2: $48,607.59 multiplied by RC%2 (1.25%)
$151,857.59
: Total Withdrawal Amount (Net Withdrawal requested ($150,000.00) plus the Recapture Charge ($1,250.00 plus $607.59 equals $1,857.59 in total Recapture Charges) that is imposed on the withdrawal of Premium) which is the total amount deducted from the Contract Value)

$51,392.41	: Contract Value after Total Withdrawal ($203,250.00 less $151,857.59)

CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES FOR REWARDS CONTRACTS

Example 1 illustrates the application of the Contract Enhancement to a Contract with a single Premium payment and the application of withdrawal charges and recapture charges upon a partial withdrawal when earnings exceed 10% of remaining Premium (and, therefore, there is no free withdrawal).  The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings.

Example 1
10/1/2012
$100,000.00	: Premium
6.00%	: Contract Enhancement Percentage
$6,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (6.00%))
3.00%	: Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
4.00%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2016
$131,315.41	: Contract Value at end of Year 4
$100,000.00	: Net Withdrawal requested

$25,315.41	: Earnings (Contract Value ($131,315.41) less Premium ($100,000) less Contract Enhancement ($6,000))
$80,306.01
 : Total Premium withdrawn is computed as the difference between the Net Withdrawal requested
 ($100,000), minus Earnings ($25,315.41) that are presumed to be withdrawn first and without charges, plus the Withdrawal Charge ($2,409.18) and Recapture Charge ($3,212.24) that is imposed on the withdrawal of
 Premium

$100,000.00	: Net Withdrawal
$2,409.18	: Withdrawal Charge: $80,306.01 multiplied by WC% (3.00%)
$3,212.24	: Recapture Charge: $80,306.01 multiplied by RC% (4.00%)
$105,621.42	: Total Withdrawal (total amount deducted from the Contract Value)

$25,693.99	: Contract Value after Total Withdrawal ($131,315.41 less $105,621.42)

Example 2 illustrates the application of the Contract Enhancement for a Contract with multiple Premium payments and the application of the withdrawal charges and recapture charges upon a partial withdrawal when there are no earnings.  The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings and the free withdrawal, first to the Premium with the lowest withdrawal charges and recapture charges and last to the Premium with the highest withdrawal charges and recapture charges.

Example 2
10/1/2012
$50,000.00	: Premium 1
6.00%	: Contract Enhancement Percentage
$3,000.00	: Contract Enhancement (Premium ($50,000) multiplied by the Contract Enhancement Percentage (6.00%))
3.50%	: Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
4.50%	: Recapture Charge Percentage for Completed Year 2-3 (RC%1)
12/1/2012
$75,000.00	: Premium 2
6.00%	: Contract Enhancement Percentage
$4,500.00	: Contract Enhancement (Premium 2 ($75,000) multiplied by the Contract Enhancement Percentage (6.00%))
3.50%	: Withdrawal Charge Percentage for Completed Year 1-2 (WC%2)
5.50%	: Recapture Charge Percentage for Completed Year 1-2 (RC%2)
0.00%	: Hypothetical Net Return

11/1/2014
$132,500.00	: Contract Value
$75,000.00	: Net Withdrawal Requested

$0.00	: Earnings (Contract Value ($132,500) less Premiums ($125,000) less Contract Enhancements ($7,500))
$12,500.00	: Amount available for withdrawal under the free withdrawal provision [(Premium ($125,000) multiplied by 10%) less Earnings ($0.00)]
$50,000.00
 : Total Premium 1 withdrawn is computed as the difference between the Net Withdrawal requested
 ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), plus the Withdrawal Charge from Premium 1 ($1,750.00) and Recapture
Charge from Premium 1 ($2,250.00) that is imposed on the withdrawal of Premium.  (The computed total
Premium withdrawn is capped at the amount of the Premium, which is $50,000 in this example.)

$46,000.00
: Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge (Total Premium 1
withdrawn ($50,000) less the Withdrawal Charge from Premium 1($1,750.00) less the Recapture Charge from Premium 1 ($2,250.00))

$18,131.87
 : Total Premium 2 withdrawn is computed as the difference between the Net Withdrawal requested
($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), minus Premium 1 withdrawn not including Withdrawal Charge and
Recapture Charge ($46,000), plus the Withdrawal Charge from Premium 2 ($634.62) and the Recapture
Charge from Premium 2 ($997.25) that is imposed on the withdrawal of Premium

$75,000.00	: Net Withdrawal
$1,750.00	: Withdrawal Charge from Premium 1: $50,000 multiplied by WC%1 (3.50%)
$2,250.00	: Recapture Charge from Premium 1: $50,000 multiplied by RC%1 (4.50%)
$634.62	: Withdrawal Charge from Premium 2: $18,131.87 multiplied by WC%2 (3.50%)
$997.25	: Recapture Charge from Premium 2: $18,131.87 multiplied by RC%2 (5.50%)
$80,631.87	: Total Withdrawal (total amount deducted from the Contract Value)
$51,868.13	: Contract Value after Total Withdrawal ($132,500.00 less $80,631.87)

APPENDIX C

BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products.

1st Global Capital Corporation	Cape Securities	Essex Financial Services Inc	Harbor Financial Services
Advisory Group Equity Services	Capital Analysts Inc	Essex National Securities Inc	Harbour Investment Inc
Allegiant Securities	Capital Financial Services	Fifth Third Securities	Harger & Company
Allen & Company	Capital Guardian LLC	Financial Advisers Of America	Harrison Douglas Inc
Allied Beacon Partners Inc	Capital Investment Group	Financial Network Investment	Harvest Capital LLC
American Equity Investment Corp	Capstone Financial Group	Financial Planning Consultants	Hazard & Siegel Inc
American Independent Securities Group, LLC	CCO Investment Services	Financial Security Management	HBW Securities
American Investors Company	Centaurus Financial Inc	Financial Telesis Inc	Hornor Townsend & Kent Inc
American Portfolios Financial Services, Inc.	Centennial Securities Company	Financial West Investment Group	Horwitz & Associates
Ameritas Investment Corp	Center Street Securities	Fintegra, LLC	HRC Investment Services Inc
Arque Capital Ltd	CFD Investments, Inc.	First Allied Securities, Inc	HSBC Securities
Arvest Asset Management	Client One Securities LLC	First Citizens Investor Services	Huntleigh Securities Corp.
Askar Corp	Coastal Equities	First Financial Equity	IBN Financial Services
Associated Investment Services	Commonwealth Financial Network	First Heartland Capital Inc	IMS Securities
Ausdal Financial Partners Inc	Community Investment Services	First Southeast Investor	Independence Capital Co
AXA Advisors LLC	Comprehensive Asset Management and	First Tennessee Brokerage Direct	Independent Financial Group
B B Graham & Co Inc	Servicing, Inc.	Foothill Securities, Inc	Infinex Investments Inc
B C Ziegler and Company	Concorde Investment Services	Founders Financial Securities	Infinity Financial Services
Bancwest Investment Services, Inc.	Coordinated Capital Securities	FSC Securities Corporation	ING Financial Partners Inc
Bankers & Investors Co	Crowell, Weedon & Co	FSP Investments LLC	Institutional Securities Corp
BB&T Investment Services Inc	Crown Capital Securities LP	Fulcrum Securities Inc	International Assets Advisory
BCG Securities	CUNA Brokerage Services, Inc.	G. W. Sherwold Associates Inc.	INVEST Financial Corporation
Benjamin F Edwards & Co Inc	CUSO Financial Services	GA Repple & Company	Investacorp, Inc.
Berthel Fisher & Co Financial Services	D A Davidson	Gary Goldberg and Co Inc	Investment Centers of America
BFT Financial Group	D H Hill Securities LLP	Geneos Wealth Management Inc	Investment Professionals Inc
BOSC Inc	Dalton Strategic Investment	Genworth Financial Securities Corporation	Investors Capital Corporation
BPU Investment Management Inc	Davenport & Company	GF Investment Services	J P Turner & Co LLC
Bristol Financial Services Inc	David A Noyes & Company	Girard Securities, Inc.	J W Cole Financial Inc.
Broker Dealer Financial	Despain Financial Corporation	Gradient Securities	Janney Montgomery Scott LLC
Brokers International Financial Services	DeWaay Financial Network, LLC	Great American Investors Inc	JHS Capital Advisors
Brookstone Securities	DFPG Investments	GWN Securities Inc	JJB Hilliard WL Lyons Inc
Cadaret, Grant & Company	Eagle One Investments LLC	H Beck Inc	John James Investments Inc
Calton & Associates Inc	Edward Jones	H D Vest Investment Securities	JRL Capital Corporation
Cambridge Investment Research	Ensemble Financial Services	Hancock Investment Services	Kalos Capital Inc
Cantella & Co, Inc	Equity Services Inc	Hantz Financial Services	KCD Financial

Kenai Investments Inc	National Planning Corporation	Royal Securities	Tower Square Securities
Key Investment Services	National Securities Corp	Sagepoint Financial	Transamerica Financial Advisors, Inc
KMS Financial Services Inc	Nations Financial Group	Sammons Securities Company, LLC	Triad Advisors, Inc.
Koehler Financial LLC	Nationwide Planning Associates	Saxony Securities Inc	Tricor Financial, LLC
Kovack Securities, Inc	Navy Federal Brokerage Services	Scott & Stringfellow Inc	Triune Capital Advisors
KW Securities Corp	NBC Securities Inc	Secure Planning Inc	Trustmont Financial Group
Labrunerie Financial Inc	New England Securities	Securian Financial Services	U.S. Bancorp Investments, Inc.
Landolt Securities Inc	Newbridge Securities Corp	Securities America	UBS Financial Services Inc
Lasalle St Securities LLC	Newport Coast Securities	Securities Service Network	Umpqua Investments Inc
Legend Equities Corp	NEXT Financial Group, Inc.	Sicor Securities Inc	Unionbanc Investment Services
Leigh Baldwin & Co LLC Inc	NFP Securities Inc	Sigma Financial Corporation	United Global Securities Inc
Leonard & Company	Northeast Securities Inc	Signator Investors, Inc	United Planners Financial Services Of
Liberty Partners Financial	Northridge Securities Corp	SII Investments	America
LifeMark Securities Corp	NPB Financial Group	Silver Oak Securities	USA Financial Securities Corp
Lincoln Financial Advisors	OneAmerica Securities	SMH Capital Inc	UVEST
Lincoln Financial Securities	Oppenheimer & Co	Sorrento Pacific Financial	Valic Financial Advisors Inc
Lincoln Investment Planning	Pacific West	Southeast Investments	Valley National Investments
Longevity Capital LLC	Packerland Brokerage Services	Southwest Securities Financial Services	ValMark Securities Inc
Lowell & Company Inc	Park Avenue Securities	St Bernard Financial Services	Vanderbilt Securities LLC Inc
LPL Financial Corporation	People's Securities Inc	Stephens Inc	Veritrust Financial LLC
Lucia Securities LLC	PFA Security Asset Management	Sterne Agee & Leach Group Inc	VSR Financial Services, Inc.
M & T Securities	PlanMember Securities	Sterne Agee Financial Services	W R Taylor & Co
M. Griffith Investment Services	Presidential Brokerage Inc	Stifel Nicolaus & Company	Waddell & Reed, Inc
M&I Financial Advisors, Inc	Prime Capital Services Inc	Strategic Financial Alliance	Wall Street Financial Group
Madison Ave Securities	Prime Vest Financial Services	Summit Brokerage Services Inc	Walnut Street Securities
McNally Financial Services Corp	Private Client Services LLC	Summit Equities Inc	Wayne Hummer Investments LLC
Mercer Allied	Pro Equities, Inc	Sunbelt Securities	WBB Securities
Meridian United	Prospera Financial Services Inc	Sunset Financial Services, Inc	Wells Fargo Advisors
Merrill Lynch	Purshe Kaplan Sterling	SWBC Investment Services LLC	WesBanco Securities
Merrimac Corp Securities	QA3 Financial Corporation	SWS Financial Service, Inc.	Wescom Financial Services
Metlife Securities	Quest Securities	Symetra Investment Services	Western Equity Group
Mid Atlantic Capital Corp	Questar Capital Corporation	Synergy Investment Group	Western International Securities Inc
MidAmerica Financial Services	Raymond James	T S Phillips Investments	WFG Investments Inc
MML Investors Services Inc	RBC Capital Markets Corp	TFS Securities	Whitehall-Parker Securities
Money Concepts Capital Corp	Regal Securities Inc	The Huntington Investment	Woodbury Financial Services Inc
Morgan Keegan	Resource Horizons Group	Company	Workman Securities
Morgan Stanley Smith Barney	Ridgeway & Conger Inc	The Investment Center Inc	World Equity Group, Inc.
Multi-Financial Securities Corp	River Stone Wealth Management	The Leaders Group	World Group Securities Inc
Multiple Financial Services	RNR Securities LLC	The O.N. Equity Sales Company	WRP Investments Inc
Mutual of Omaha Investor Services	Robert W Baird & Co Inc	Thrivent Investment Management	Wunderlich Securities
Mutual Securities Inc	Rogan and Associates	Thurston, Springer, Miller, Herd & Titak, Inc
Mutual Trust Company	Royal Alliance Associates Inc	Torrey Pines Securities

APPENDIX D

GMWB PROSPECTUS EXAMPLES

I.      SAFEGUARD MAX

Unless otherwise specified, the following examples assume you elected SafeGuard Max GMWB with a 7% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $7,000, which is 7% of your initial GWB ($100,000*0.07 = $7,000).

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $7,000, which is 7% of your initial GWB ($100,000*0.07 = $7,000).

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $7,350, which is 7% of your initial GWB ($105,000*0.07 = $7,350).

▪	Notes:
♦	Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero. Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 7% based on your attained age and your GWB is $100,000, your initial GAWA is $7,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.07 = $7,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $10,500, which is your GAWA prior to the additional Premium payment ($7,000) plus 7% of your additional Premium payment ($50,000*0.07 = $3,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $346,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $350,000, which is your GAWA prior to the additional Premium payment ($346,500) plus 7% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.07 = $3,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($7,000) when your GWB is $100,000:
♦	Your new GWB is $93,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,000).
♦	Your GAWA for the next year remains $7,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($93,000 / $7,000 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($7,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $7,000, since your withdrawal did not exceed the greater of your GAWA ($7,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($92,500 / $7,000 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a – SafeGuard Max: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $146,500 and your GWB is $100,000:
♦
Your  new GWB is $91,000, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000)*(1 - ($10,000 - $7,000) / ($146,500 - $7,000)) = $91,000].

♦
Your GAWA is recalculated to equal $6,849, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000 * (1 - ($10,000 - $7,000) / ($146,500 - $7,000)) = $6,849].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($91,000 / $6849 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,153, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000)*(1 - ($10,000 - $7,000) / ($105,000 - $7,000)) = $90,153].

♦
Your GAWA is recalculated to equal $6,786, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000 * (1 - ($10,000 - $7,000)/($105,000 - $7,000)) = $6,785].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($90,153 / $6,786 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $87,188, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000) * (1 - ($10,000 - $7,000) / ($55,000 - $7,000)) = $87,188].

♦
Your GAWA is recalculated to equal $6,563, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000*(1-($10,000-$7,000)/($55,000 - $7,000))=$6,563].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($87,188 / $6,563 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $7,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦	Your GAWA for the next year is recalculated to equal $14,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($200,000*0.07 = $14,000).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 15 years to deplete your GWB ($200,000 / $14,000 per year = 15 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $7,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $7,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($90,000*0.07 = $6,300).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 13 years to deplete your GWB ($90,000 / $7,000 per year = 13 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. By not electing to step-up, you can avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $7,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $7,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $14,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($200,000*0.07 = $14,000).  On the day following the step-up and after the withdrawal of $7,000, your new GWB is $193,000, which is your GWB less the amount of the withdrawal ($200,000 - $7,000 = $193,000) and your GAWA will remain at $14,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 14 years to deplete your GWB ($193,000 / $14,000 per year = approximately 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  .

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $93,000, which is your GWB less the amount of the withdrawal ($100,000 - $7,000 = $93,000) and your Contract Value becomes $193,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $7,000 = $193,000).  Upon step-up following the withdrawal, your GWB is set equal to $193,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $13,510, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($193,000*0.07 = $13,510).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 15 years to deplete your GWB ($193,000 / $13,510 per year = 15 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as the election of a step-up, the order of the transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-
If the step-up would result in an increase in your GAWA, and the requested withdrawal is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GAWA% is determined at the time of the withdrawal (if not previously determined).
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

II.      AUTOGUARD 5, AUTOGUARD 6

Unless otherwise specified, the following examples assume you elected an AutoGuard 5 GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.  If you elected an AutoGuard 6 GMWB instead of an AutoGuard 5 GMWB, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with a 6%.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

▪	Example 1b : If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement at the time the GMWB is elected:
♦	Your initial GWB is $105,000, which is your Contract Value ($105,000) on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

Example 2: This example demonstrates how your GAWA is determined.

▪	If your GAWA% is 5% based on your Contract and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $152,500, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000) plus the Contract Enhancement resulting from the Premium payment ($2,500).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,625, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of the amount of increase in your GWB resulting from the additional Premium payment

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦	Your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

III.      LIFEGUARD FREEDOM 6 NET

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom 6 Net GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made.  The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 6%, and the GMWB and any For Life Guarantee have not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Earnings Determination Baseline is $100,000, which is your initial Premium payment.

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦	This endorsement contains a varying benefit percentage:
-
Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option.

-
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

♦	Your Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦
Your initial GMWB Earnings Determination Baseline is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

Example 2: This example demonstrates how your GAWA% is determined. Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Your GAWA% will be re-determined based on your attained age if your Contract Value at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
♦
If GMWB Earnings Determination Baseline is $100,000 at the time of the additional Premium payment, your new GMWB Earnings Determination Baseline is $150,000, which is your GMWB Earnings Determination Baseline prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Note that GMWB Earnings Determination Baseline is not subject to a maximum.

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your endorsement contains a varying benefit percentage:
-	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.
-	Your BDB is increased by the Premium payment.
♦	Your Bonus Base is increased by the Premium payment, subject to a maximum of $5,000,000.
♦	Your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision:
-
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

-
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	Your GMWB Earnings Determination Baseline is increased by the Premium payment.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 12.

-
An Earnings-Sensitive Adjustment will apply to your withdrawal, which will allow you to withdraw additional amounts from your Contract during that Contract Year without causing a proportional reduction of your GMWB.  See Examples 12a and 12b.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a – Freedom 6 Net: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
 Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
 Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
 Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
 Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 12.

-
Your GWB will be reduced dollar-for-dollar for up to the sum of the Earnings-Sensitive Adjustments during that Contract Year and the GAWA, and your GWB and GAWA will be reduced proportionally only for the portion of the withdrawal in excess of that amount.  See Example 12c.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•	Your GAWA% is set to 6%, since your Contract Value ($200,000) is greater than your BDB ($100,000).
•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•	Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).
♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value  is greater than your BDB.  However, in this case, it is assumed that your initial Premium is $100,000.  Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%.  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($90,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Even though this endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦	Your GMWB Earnings Determination Baseline remains unchanged since step-ups do not impact the GMWB Earnings Determination Baseline.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($195,000).

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.  This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

-
A step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA% is determined at the time of the withdrawal (if not previously determined).
-	Your GAWA% is re-determined upon step-up if your Contract Value is greater than your BDB.
♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦
Your GMWB Earnings Determination Baseline would not be adjusted for the step-up since step-ups do not impact the GMWB Earnings Determination Baseline, but your GMWB Earnings Determination Baseline may be reduced for the withdrawal.  See example 12 to see how the GMWB Earnings Determination Baseline is re-determined on a withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Guaranteed Withdrawal Balance Bonus.

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $106,000, which is equal to your GWB plus 6% of your Bonus Base ($100,000 + $100,000*0.06 = $106,000).
♦	Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($106,000*0.05 = $5,300).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($106,000 / $5,300 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $96,000, which is equal to your GWB plus 6% of your Bonus Base ($90,000 + $100,000*0.06 = $96,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($96,000*0.05 = $4,800).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($96,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the bonus.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline remains unchanged since the GMWB Earnings Determination Baseline is not impacted by the application of the bonus.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee becomes effective after the effective date of the endorsement.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.

▪	Example 9a: This example demonstrates what happens if on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
Your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option).

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.  (This example only applies if your endorsement is a For Life GMWB with Joint Option.)

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date.  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2.

♦	Your Bonus Base remains unchanged at the time of continuation.
♦	Your BDB remains unchanged at the time of continuation.
♦	Your GMWB Earnings Determination Baseline remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the Guaranteed Withdrawal Balance Adjustment.

▪
Example 11a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your  GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the  GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

▪	Notes:
♦	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.
♦	No adjustment is made to your GMWB Earnings Determination Baseline since the GMWB Earnings Determination Baseline is not impacted by the GWB Adjustment.

Example 12: This example expands on the basic examples at pages 64 and 75 and demonstrates how GMWB values are valued and re-determined at the time of a withdrawal when the Earnings-Sensitive Adjustment increases the permissible withdrawal amount.

▪
Example 12a: This example demonstrates how the Earnings-Sensitive Adjustment is applied if the GMWB Earnings are in excess of the total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $118,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $18,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($118,000 - $100,000 = $18,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $3,333, which is the lesser of two quantities:
-	$7,200, which is equal to 40% of the GMWB Earnings (0.40 * $18,000 = $7,200)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $8,333, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $3,333 = $8,333).

♦	Your Contract Value after the withdrawal is equal to $109,667, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($118,000 - $8,333 = $109,667).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $100,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($0, since the withdrawal of $8,333 is less than the GMWB Earnings of $18,000).  Since the GMWB Earnings is in excess of the total withdrawal the GMWB Earnings Determination Baseline is not reduced.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,333 + $5,000 - $8,333 = 0).

♦
Your GWB after the withdrawal is equal to $91,667, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $8,333 = $91,667). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 12b: This example demonstrates how the Earnings-Sensitive Adjustment is applied if there are no GMWB Earnings in the Contract, i.e. your Contract Value is less than the GMWB Earnings Determination Baseline at the time of your total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $98,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $0, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($98,000 - $100,000 = -$2,000 which is less than zero).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $0, which is the lesser of two quantities:
-	$0, which is equal to 40% of the GMWB Earnings (0.40 * $0 = $0)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $5,000, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $0 = $5,000).

♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($98,000 - $5,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $95,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($5,000 - $0 = $5,000).  Since there are no GMWB Earnings at the time of the withdrawal the GMWB Earnings Determination Baseline is reduced by the total withdrawal amount.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $5,000 = 0).

♦
Your GWB after the withdrawal is equal to $95,000, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $5,000 = $95,000). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 12c: This example demonstrates an Excess Withdrawal that results in a re-determination of your GWB and GAWA.  This example assumes that you request a withdrawal for $15,000 where at the time of the withdrawal your Contract Value is $108,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year.

♦	Your GMWB Earnings are equal to $8,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦
Because you specified a withdrawal of exactly $15,000 including the Earnings-Sensitive Adjustment, the amount of the Earnings-Sensitive Adjustment for that withdrawal must be calculated. This requires a couple of steps.

First, the Earnings-Sensitive Adjustment that would apply to a withdrawal of the MEWAR is calculated.  This is the maximum Earnings-Sensitive Adjustment that could apply to a withdrawal of any size at that time.  The maximum Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two quantities:

$3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200)
$3,333, which is equal to 2/3 of the MEWAR (2/3 * $5,000 = $3,333).

Second, your requested withdrawal is compared to the withdrawal of the MEWAR ($5,000) plus the maximum Earnings-Sensitive Adjustment ($3,200).  Your requested withdrawal of $15,000 is greater than $8,200 ($5,000 + $3,200), so your Earnings-Sensitive Adjustment is equal to the maximum Earnings-Sensitive Adjustment ($3,200).

Thus, your $15,000 withdrawal has a $3,200 Earnings-Sensitive Adjustment.  Note that the result is the same as if you had requested a withdrawal of $11,800 plus the Earnings-Sensitive Adjustment, since your total withdrawal would also have been $15,000 in that case.

♦	The total withdrawal amount is equal to $15,000. Thus, your requested withdrawal exceeds your GAWA plus the Earnings-Sensitive Adjustment.
♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $15,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $93,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($15,000 - $8,000 = $7,000).  Since a portion of the total withdrawal ($7,000) is in excess of GMWB Earnings, the GMWB Earnings Determination Baseline is reduced by the amount of the withdrawal in excess of GMWB Earnings.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $15,000 = -$6,800 which is less than zero).

♦
Your GWB after the withdrawal is equal to $85,545, which is your GWB reduced dollar-for-dollar for your GAWA plus the Earnings-Sensitive Adjustments in the current Contract Year, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [($100,000 - $8,200) * (1 - ($15,000 - $8,200) / ($108,000 - $8,200)) = $85,545].

♦
Since the total partial withdrawals for the year ($15,000) then exceeds the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA after the withdrawal is equal to $4,659, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [$5,000*(1-($15,000-$8,200)/($108,000-$8,200))=$4,659].

▪	Notes:
♦	If your For Life Guarantee is not in effect, your Earnings-Sensitive Adjustment may not exceed the greater of zero or your GWB less the MEWAR.
♦
If you request a withdrawal of an exact amount (for example, you wish to take a withdrawal from your Contract Value of only your GAWA, and no more), an Earnings-Sensitive Adjustment will still be calculated.  The effect of that Earnings-Sensitive Adjustment will be to potentially allow for an additional amount available for withdrawal during the current Contract Year without incurring proportional reduction of your benefit.  In other words, due to the Earnings-Sensitive Adjustment your GAWA may decrease by less than the total amount of Contract Value withdrawn.

IV.      LIFEGUARD FREEDOM FLEX

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom Flex GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits other than any available Contract Enhancement that could be elected, your initial Premium payment plus any Contract Enhancement was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made.  The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 7%, and the GMWB and any For Life Guarantee have not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.  If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage for the GMWB you elected. References to the GMWB Death Benefit refer to a death benefit provided by certain GMWB endorsements, but not to any separate death benefit endorsement.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment plus any Contract Enhancement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5000).

▪	Example 1b: If the GMWB is added after issue (subject to availability) when the Contract Value is $105,000:
♦	Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment plus any Contract Enhancement, if the endorsement is elected at issue or your Contract Value if the endorsement is elected after issuance of the Contract, subject to availability.

♦	Your initial Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦	If your endorsement includes a GMWB Death Benefit provision, your initial GMWB Death Benefit is set equal to your initial GWB.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪
Your GAWA% will be re-determined based on your attained age if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪	Example 3a: This example demonstrates what happens if you make an additional Premium payment plus any Contract Enhancement of $50,000 and your GWB is $100,000 at the time of payment:
♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment plus any Contract Enhancement ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment plus any Contract Enhancement ($50,000*0.05 = $2,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment plus any Contract Enhancement of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦
Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment plus any Contract Enhancement ($100,000) exceeds the maximum of $5,000,000.

♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
♦	Your BDB is increased by the Premium payment plus any Contract Enhancement. The BDB is not subject to a maximum of $5,000,000.
♦	Your Bonus Base is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.
♦
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment plus any Contract Enhancement times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment plus any Contract Enhancement of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

♦
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment plus any Contract Enhancement of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the death of any Owner or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your initial and unchanged RMD ($7,500), it would take approximately an additional   12 years to deplete your GWB ($92,500 / $7,500 per year = approximately 12 years), provided that there are no further adjustments made to your GWB or your RMD (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your RMD could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 12  years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your GWB Adjustment provision is terminated since a withdrawal is taken.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will be reduced by the amount of the withdrawal.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦	Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the any death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your GWB Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will first be reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal, then be reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦
The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon automatic step-up.

▪
Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•
Your GAWA% is set to 6%, since your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) ($200,000) is greater than your BDB ($100,000).

•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•
Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪
Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.  However, in this case, it is assumed that your initial Premium plus any Contract Enhancement is $100,000.  Your BDB would not be less than $100,000, so this would not cause a re-determination of the GAWA%.  Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($90,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
Your endorsement contains a provision allowing the Company to increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦	If your endorsement contains a GMWB Death Benefit provision, your GMWB Death Benefit will step-up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit.
♦
If your endorsement bases step-ups on the Highest Quarterly Contract Value, the Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GWB is $100,000, your GWB is due to step-up automatically, and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) becomes $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($195,000).

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	The GAWA% is determined at the time of the withdrawal (if not previously determined).
-
The GAWA% is re-determined upon step-up if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.

♦	Your GWB Adjustment provision is terminated at the time of the withdrawal.
♦
If your endorsement contains a GMWB Death Benefit provision, the GMWB Death Benefit will step-up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit.  Adjustments to the GMWB Death Benefit for withdrawals and step-ups are timed the same as described for the GWB.

♦
If your endorsement bases step-ups on the Highest Quarterly Contract Value, the Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Bonus applied to your GWB.

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your Bonus Base ($100,000 + $100,000*0.07 = $107,000).
♦	Your GAWA for the next year is equal $5,350, which is 5% of your new GWB ($107,000*0.05 = $5,350).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your Bonus Base ($90,000 + $100,000*0.07 = $97,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the Bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the Bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the Bonus (as described above) only if the application of the Bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the Bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the Bonus.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit remains unchanged since the GMWB Death Benefit is not impacted by the application of the Bonus.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee for the LifeGuard Freedom Flex and the LifeGuard Freedom Flex with Joint Option becomes effective after the effective date of the endorsement at age 591/2.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.  (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

▪	Example 9a: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the date the For Life Guarantee becomes effective, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 ½.  Your Bonus Base remains unchanged at the time of continuation.

♦	Your BDB remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the GWB Adjustment.

▪
Example 11a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the  GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

▪	Notes:
♦	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.
♦	If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB Death Benefit since the GMWB Death Benefit is not impacted by the GWB Adjustment.

V.  MARKETGUARD STRETCH

Unless otherwise specified, the following examples assume you elected MarketGuard Stretch with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your Stretch RMD at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to the GMWB from another GMWB (if permitted) when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦	Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero. Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Charge Base is $100,000, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
♦
Your new GMWB Charge Base is $150,000, which is your GMWB Charge Base prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GMWB Charge Base is subject to a maximum of $5,000,000 (see Example 3b).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000, your GWB is $4,950,000, your GAWA is $247,500, and your GMWB Charge Base is $4,950,000 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).
♦
Your new GMWB Charge Base is $5,000,000, which is the maximum, since your GMWB Charge Base prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is the greater of your GAWA or your Stretch RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦	Your GMWB Charge Base remains $100,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your Stretch RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦	Your GMWB Charge Base remains $100,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪
Example 5a –This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your  new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $96,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $96,000].

▪
Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $95,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $95,000].

▪
Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $90,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $90,000].

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example demonstrates how the GMWB Maturity Year affects your GMWB.

▪	Example 6a: This example demonstrates what happens if your Contract Value is $5,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals $3,000, which is the excess of your GWB ($8,000) over your Contract Value ($5,000).
♦	Your Contract Value remains $5,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Example 6b: This example demonstrates what happens if your Contract Value is $15,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals zero, since your GWB ($8,000) does not exceed your Contract Value ($15,000).
♦	Your Contract Value remains $15,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Notes:
Your GMWB Maturity Year is determined on the effective date of the endorsement and will not change, even if the GMWB is continued by your Beneficiary.

.

APPENDIX E

CONTRACTS COMPARISON TABLE

The prospectus describes four separate variable annuity contracts offered by Jackson National Life Insurance Company; Perspective II, L Series, Advisors II, and Rewards. The four Contracts have different features and optional benefits that may be appropriate for you depending on your individual financial situation and how you intend to use the annuity. You should consult with your financial representative to help you choose which of the Contracts and optional benefits are appropriate for your needs. The differences between the Contracts are described in the prospectus and summarized in the table below.

	Perspective II	L Series	Advisors II	Rewards
Withdrawal Charges	7 years (7%, 6%, 5%, 4%, 3%, 2%, 1%, 0%)	4 years (7%, 6%, 5%, 4%, 0%)	None	9 years (4%, 3.5%, 3.5%, 3%, 2.5%, 2%, 2%, 2%, 1%, 0%)
Mortality/Expense Risk Charge	1.25%	1.60%	1.65%	1.65%
Administration Charge	0.15% (waived for contracts with quarterly contract anniversary values of $1 million or more)		0.15%	0.15%
Annual Contract Maintenance Charge	$30 (waived for contract anniversary values or surrender values of $50,000 or more)		$30 (waived for contract anniversary values of $50,000 or more)	$30 (waived for contract anniversary values or surrender values of $50,000 or more)
Maximum Issue Age	90	90	90	85
Maximum Annuitization Age	95	95	95	95
Minimum Initial Premium	$5,000 (nonqualified); $2,000 (qualified).	$10,000 (nonqualified and qualified).	$25,000 (nonqualified and qualified).	$5,000 (nonqualified); $2,000 (qualified).
Free Withdrawals	Each contract year, the greater of earnings at any time or 10% of remaining premium still subject to withdrawal charges and/or recapture charges (where applicable).		Redeem all or any portion of the contract value at any time prior to the income date.	Each contract year, the greater of earnings at any time or 10% of remaining premium still subject to withdrawal charges and/or recapture charges (where applicable)
Guaranteed Death Benefit	Greater of contract value or net premium
Contract Enhancement in Base Contract	N/A. Contract Enhancements are offered as optional benefits for an additional charge and are not part of the base contract. (See below)			6%. Recapture charges apply.

Optional Benefits

	Perspective II	L Series	Advisors II	Rewards
Contract Enhancement Options	2%, 3%, or 4% Contract Enhancement options. Recapture charges apply.		2% Contract Enhancement option. Recapture charges apply.	N/A - Contract Enhancement included in Rewards as part of base contract. (See above)
Withdrawal Options (Perspective II only)	20% Free Withdrawal 5-Year Withdrawal Charge Schedule – (6.5%, 5.0%, 3.0%, 2.0%, 1.0%, 0%)	N/A	N/A	N/A
Guaranteed Minimum Withdrawal Benefits (GMWBs)
LifeGuard Freedom FlexSM – 5% Bonus
LifeGuard Freedom Flex – 6% Bonus
LifeGuard Freedom Flex – 7% Bonus
LifeGuard Freedom Flex with Joint Option – 5% Bonus
LifeGuard Freedom Flex with Joint Option – 6% Bonus
LifeGuard Freedom 6 Net
LifeGuard Freedom 6 Net with Joint Option
SafeGuard Max
AutoGuard 5
AutoGuard 6
MarketGuard Stretch

Death Benefit Options	Highest Anniversary Value Death Benefit LifeGuard Freedom Flex DB NY (only available with a specified combination of options under the LifeGuard Freedom Flex GMWB)
Fixed Account Options

Fixed Account Option	1-, 3-, 5- and 7- year guaranteed periods, subject to availability.		Six-month period	1-year guaranteed period, subject to availability.

APPENDIX F

ACCUMULATION UNIT VALUES

The tables reflect the accumulation unit values for each Investment Division under each Contract for the beginning and end of the periods indicated, and the number of accumulation units outstanding as of the end of the periods indicated – for each base Contract (with no optional endorsements) and for each Contract with the most expensive combination of optional endorsements (through the end of the most recent period).  The tables do not provide partial year information.  The tables provide accumulation unit values and the number of accumulation units outstanding only if that information is available throughout the period.  Where accumulation unit values and the number of accumulation units outstanding are unavailable, either because of a partial year or a Fund not being offered, a “N/A” is provided.  Currently, for Perspective II, L Series and Advisors II Contracts, accumulation unit value information is not provided, but will be provided when information for a full calendar year is available.

This information derives from the financial statements of the Separate Account, which together constitute the Separate Account’s condensed financial information.  The annualized charge for your Contract may fall in between the charge for a base Contract and a Contract with the most expensive combination of optional endorsements, and complete condensed financial information about the Separate Account is available in the SAI.  Contact the Annuity Service Center to request your copy free of charge; contact information is on the cover page of the prospectus.  Also, please ask about the more timely Accumulation Unit Values that are available for each Investment Division.

For the Rewards Contract, set forth below are Fund changes and additions since the December 12, 2011 Supplement to the May 1, 2011 Prospectus, for your information in reviewing Accumulation Unit information.

Effective April 30, 2012, the following Investment Divisions changed (whether or not in connection with a sub-adviser change):

JNL/Capital Guardian U.S. Growth Equity Fund to JNL/UBS Large Cap Select Growth Fund;
JNL/Eagle Core Equity Fund to JNL/DFA U.S. Core Equity Fund;
JNL/PAM Asia ex-Japan Fund to JNL/Eastspring Investments Asia ex-Japan Fund; and
JNL/PAM China-India Fund to JNL/Eastspring Investments China-India Fund.

Effective April 30, 2012, the Separate Account has the following new Investment Divisions, for which no Accumulation Unit information is yet available:

JNL/American Funds Balanced Allocation Fund;
JNL/American Funds Growth Allocation Fund;
JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund;
JNL/Morgan Stanley Mid Cap Growth Fund; and
JNL/Neuberger Berman Strategic Income Fund.

ACCUMULATION UNIT VALUES

PERSPECTIVE II, L SERIES, AND ADVISORS II: Currently, accumulation unit value information is not provided, but will be provided when information for a full calendar year is available.

REWARDS
ACCUMULATION UNIT VALUES:

Accumulation Unit Values
Base Contract - 1.80%

Investment Divisions	December 31,
2011
JNL Disciplined Growth Division
Accumulation unit value:
Beginning of period	$8.52
End of period	$8.11
Accumulation units outstanding at the end of period	13,886

JNL Disciplined Moderate Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL Disciplined Moderate Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL Institutional Alt 20 Division
Accumulation unit value:
Beginning of period	$13.95
End of period	$13.35
Accumulation units outstanding at the end of period	5,646

JNL Institutional Alt 35 Division
Accumulation unit value:
Beginning of period	$14.68
End of period	$13.86
Accumulation units outstanding at the end of period	15,205

Investment Divisions	December 31,
2011
JNL Institutional Alt 50 Division
Accumulation unit value:
Beginning of period	$15.11
End of period	$14.16
Accumulation units outstanding at the end of period	71,376

JNL Institutional Alt 65 Division
Accumulation unit value:
Beginning of period	$15.69
End of period	$14.57
Accumulation units outstanding at the end of period	3,852

JNL/American Funds Blue Chip Income and Growth Division
Accumulation unit value:
Beginning of period	$10.27
End of period	$9.96
Accumulation units outstanding at the end of period	15,757

JNL/American Funds Global Bond Division
Accumulation unit value:
Beginning of period	$10.33
End of period	$10.58
Accumulation units outstanding at the end of period	9,927

JNL/American Funds Global Small Capitalization Division
Accumulation unit value:
Beginning of period	$11.02
End of period	$8.72
Accumulation units outstanding at the end of period	2,422

JNL/American Funds Growth-Income Division
Accumulation unit value:
Beginning of period	$10.33
End of period	$9.91
Accumulation units outstanding at the end of period	4,949

Investment Divisions	December 31,
2011
JNL/American Funds International Division
Accumulation unit value:
Beginning of period	$10.72
End of period	$9.02
Accumulation units outstanding at the end of period	4,591

JNL/American Funds New World Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/BlackRock Commodity Securities Division
Accumulation unit value:
Beginning of period	$11.12
End of period	$10.12
Accumulation units outstanding at the end of period	14,646

JNL/BlackRock Global Allocation Division
Accumulation unit value:
Beginning of period	$10.31
End of period	$9.74
Accumulation units outstanding at the end of period	4,323

JNL/Brookfield Global Infrastructure Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Capital Guardian Global Balanced Division
Accumulation unit value:
Beginning of period	$11.32
End of period	$10.59
Accumulation units outstanding at the end of period	9,890

Investment Divisions	December 31,
2011
JNL/Capital Guardian Global Diversified Research Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Capital Guardian U.S. Growth Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Eagle Core Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Eagle SmallCap Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Founding Strategy Division
Accumulation unit value:
Beginning of period	$8.62
End of period	$8.35
Accumulation units outstanding at the end of period	2,752

JNL/Franklin Templeton Global Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/Franklin Templeton Global Multisector Bond Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Income Division
Accumulation unit value:
Beginning of period	$10.81
End of period	$10.88
Accumulation units outstanding at the end of period	42,595

JNL/Franklin Templeton International Small Cap Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Mutual Shares Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Small Cap Value Division
Accumulation unit value:
Beginning of period	$12.47
End of period	$11.91
Accumulation units outstanding at the end of period	2,306

JNL/Goldman Sachs Core Plus Bond Division
Accumulation unit value:
Beginning of period	$21.55
End of period	$22.49
Accumulation units outstanding at the end of period	4,321

Investment Divisions	December 31,
2011
JNL/Goldman Sachs Emerging Markets Debt Division
Accumulation unit value:
Beginning of period	$13.27
End of period	$12.42
Accumulation units outstanding at the end of period	10,664

JNL/Goldman Sachs Mid Cap Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Goldman Sachs U.S. Equity Flex Division
Accumulation unit value:
Beginning of period	$8.55
End of period	$7.50
Accumulation units outstanding at the end of period	5,574

JNL/Invesco Global Real Estate Division
Accumulation unit value:
Beginning of period	$12.23
End of period	$11.26
Accumulation units outstanding at the end of period	5,906

JNL/Invesco International Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Invesco Large Cap Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/Invesco Small Cap Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Ivy Asset Strategy Division
Accumulation unit value:
Beginning of period	$11.18
End of period	$10.15
Accumulation units outstanding at the end of period	25,545

JNL/JPMorgan International Value Division
Accumulation unit value:
Beginning of period	$12.45
End of period	$10.65
Accumulation units outstanding at the end of period	679

JNL/JPMorgan MidCap Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/JPMorgan U.S. Government & Quality Bond Division
Accumulation unit value:
Beginning of period	$17.94
End of period	$19.36
Accumulation units outstanding at the end of period	2,953

JNL/Lazard Emerging Markets Division
Accumulation unit value:
Beginning of period	$13.93
End of period	$11.25
Accumulation units outstanding at the end of period	3,278

Investment Divisions	December 31,
2011
JNL/Lazard Mid Cap Equity Division
Accumulation unit value:
Beginning of period	$19.18
End of period	$17.77
Accumulation units outstanding at the end of period	2,521

JNL/M&G Global Basics Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/M&G Global Leaders Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Mellon Capital Management (MCM) 10 x 10 Division
Accumulation unit value:
Beginning of period	$8.59
End of period	$8.26
Accumulation units outstanding at the end of period	24,070

JNL/MCM 25 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Bond Index Division
Accumulation unit value:
Beginning of period	$12.86
End of period	$13.53
Accumulation units outstanding at the end of period	1,647

Investment Divisions	December 31,
2011
JNL/MCM Communications Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Consumer Brands Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Dow 10 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Dow Dividend Division
Accumulation unit value:
Beginning of period	$6.73
End of period	$7.00
Accumulation units outstanding at the end of period	2,682

JNL/MCM Emerging Markets Index Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM European 30 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/MCM Financial Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Global 15 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Global Alpha Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Healthcare Sector Division
Accumulation unit value:
Beginning of period	$11.26
End of period	$12.27
Accumulation units outstanding at the end of period	2,048

JNL/MCM Index 5 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM International Index Division
Accumulation unit value:
Beginning of period	$14.93
End of period	$12.87
Accumulation units outstanding at the end of period	8,372

Investment Divisions	December 31,
2011
JNL/MCM JNL 5 Division
Accumulation unit value:
Beginning of period	$10.91
End of period	$10.49
Accumulation units outstanding at the end of period	8,580

JNL/MCM JNL Optimized 5 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Nasdaq 25 Division
Accumulation unit value:
Beginning of period	$11.02
End of period	$11.04
Accumulation units outstanding at the end of period	4,373

JNL/MCM NYSE International 25 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Oil & Gas Sector Division
Accumulation unit value:
Beginning of period	$30.43
End of period	$30.87
Accumulation units outstanding at the end of period	4,203

JNL/MCM Pacific Rim 30 Division
Accumulation unit value:
Beginning of period	$12.92
End of period	$12.46
Accumulation units outstanding at the end of period	1,278

Investment Divisions	December 31,
2011
JNL/MCM S&P 10 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM S&P 24 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM S&P 400 MidCap Index Division
Accumulation unit value:
Beginning of period	$16.33
End of period	$15.69
Accumulation units outstanding at the end of period	2,696

JNL/MCM S&P 500 Index Division
Accumulation unit value:
Beginning of period	$10.56
End of period	$10.53
Accumulation units outstanding at the end of period	11,592

JNL/MCM S&P SMid 60 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Select Small-Cap Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/MCM Small Cap Index Division
Accumulation unit value:
Beginning of period	$14.68
End of period	$13.79
Accumulation units outstanding at the end of period	4,001

JNL/MCM Technology Sector Division
Accumulation unit value:
Beginning of period	$6.72
End of period	$6.58
Accumulation units outstanding at the end of period	11,759

JNL/MCM Value Line 30 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM VIP Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Oppenheimer Global Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PAM Asia ex-Japan Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/PAM China-India Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PIMCO Real Return Division
Accumulation unit value:
Beginning of period	$12.56
End of period	$13.78
Accumulation units outstanding at the end of period	18,656

JNL/PIMCO Total Return Bond Division
Accumulation unit value:
Beginning of period	$17.43
End of period	$17.95
Accumulation units outstanding at the end of period	23,001

JNL/PPM America Floating Rate Income Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PPM America High Yield Bond Division
Accumulation unit value:
Beginning of period	$14.88
End of period	$15.29
Accumulation units outstanding at the end of period	6,860

JNL/PPM America Mid Cap Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/PPM America Small Cap Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PPM America Value Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Red Rocks Listed Private Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P 4 Division
Accumulation unit value:
Beginning of period	$10.37
End of period	$10.78
Accumulation units outstanding at the end of period	15,020

JNL/S&P Competitive Advantage Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Dividend Income & Growth Division
Accumulation unit value:
Beginning of period	$10.00
End of period	$11.04
Accumulation units outstanding at the end of period	16,031

Investment Divisions	December 31,
2011
JNL/S&P Intrinsic Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Managed Aggressive Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Managed Conservative Division
Accumulation unit value:
Beginning of period	$11.71
End of period	$11.86
Accumulation units outstanding at the end of period	18,909

JNL/S&P Managed Growth Division
Accumulation unit value:
Beginning of period	$14.46
End of period	$13.75
Accumulation units outstanding at the end of period	38,791

JNL/S&P Managed Moderate Division
Accumulation unit value:
Beginning of period	$12.23
End of period	$12.11
Accumulation units outstanding at the end of period	11,848

JNL/S&P Managed Moderate Growth Division
Accumulation unit value:
Beginning of period	$14.47
End of period	$14.03
Accumulation units outstanding at the end of period	26,868

Investment Divisions	December 31,
2011
JNL/S&P Total Yield Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/T.Rowe Price Established Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/T.Rowe Price Mid-Cap Growth Division
Accumulation unit value:
Beginning of period	$46.02
End of period	$44.55
Accumulation units outstanding at the end of period	4,531

JNL/T.Rowe Price Short-Term Bond Division
Accumulation unit value:
Beginning of period	$10.35
End of period	$10.31
Accumulation units outstanding at the end of period	12,940

JNL/T.Rowe Price Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/WMC Balanced Division
Accumulation unit value:
Beginning of period	$26.91
End of period	$27.29
Accumulation units outstanding at the end of period	10,580

Investment Divisions	December 31,
2011
JNL/WMC Money Market Division
Accumulation unit value:
Beginning of period	$12.16
End of period	$11.94
Accumulation units outstanding at the end of period	58,195

JNL/WMC Value Division
Accumulation unit value:
Beginning of period	$19.39
End of period	$18.65
Accumulation units outstanding at the end of period	396

Accumulation Unit Values
Contract with Endorsements - 2.05%

Investment Divisions	December 31,
2011
JNL Disciplined Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL Disciplined Moderate Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL Disciplined Moderate Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL Institutional Alt 20 Division
Accumulation unit value:
Beginning of period	$13.89
End of period	$13.26
Accumulation units outstanding at the end of period	1,683

JNL Institutional Alt 35 Division
Accumulation unit value:
Beginning of period	$14.61
End of period	$13.77
Accumulation units outstanding at the end of period	5,507

Investment Divisions	December 31,
2011
JNL Institutional Alt 50 Division
Accumulation unit value:
Beginning of period	$15.05
End of period	$14.06
Accumulation units outstanding at the end of period	58,196

JNL Institutional Alt 65 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/American Funds Blue Chip Income and Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/American Funds Global Bond Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/American Funds Global Small Capitalization Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/American Funds Growth-Income Division
Accumulation unit value:
Beginning of period	$10.31
End of period	$9.87
Accumulation units outstanding at the end of period	2,974

Investment Divisions	December 31,
2011
JNL/American Funds International Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/American Funds New World Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/BlackRock Commodity Securities Division
Accumulation unit value:
Beginning of period	$11.01
End of period	$9.99
Accumulation units outstanding at the end of period	605

JNL/BlackRock Global Allocation Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Brookfield Global Infrastructure Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Capital Guardian Global Balanced Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/Capital Guardian Global Diversified Research Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Capital Guardian U.S. Growth Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Eagle Core Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Eagle SmallCap Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Founding Strategy Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Global Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/Franklin Templeton Global Multisector Bond Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Income Division
Accumulation unit value:
Beginning of period	$10.68
End of period	$10.73
Accumulation units outstanding at the end of period	372

JNL/Franklin Templeton International Small Cap Growth Division
Accumulation unit value:
Beginning of period	$7.86
End of period	$6.59
Accumulation units outstanding at the end of period	93

JNL/Franklin Templeton Mutual Shares Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Franklin Templeton Small Cap Value Division
Accumulation unit value:
Beginning of period	$12.29
End of period	$11.72
Accumulation units outstanding at the end of period	148

JNL/Goldman Sachs Core Plus Bond Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/Goldman Sachs Emerging Markets Debt Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Goldman Sachs Mid Cap Value Division
Accumulation unit value:
Beginning of period	$12.72
End of period	$11.65
Accumulation units outstanding at the end of period	143

JNL/Goldman Sachs U.S. Equity Flex Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Invesco Global Real Estate Division
Accumulation unit value:
Beginning of period	$12.05
End of period	$11.07
Accumulation units outstanding at the end of period	241

JNL/Invesco International Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Invesco Large Cap Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/Invesco Small Cap Growth Division
Accumulation unit value:
Beginning of period	$14.65
End of period	$14.16
Accumulation units outstanding at the end of period	74

JNL/Ivy Asset Strategy Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/JPMorgan International Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/JPMorgan MidCap Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/JPMorgan U.S. Government & Quality Bond Division
Accumulation unit value:
Beginning of period	$17.26
End of period	$18.57
Accumulation units outstanding at the end of period	209

JNL/Lazard Emerging Markets Division
Accumulation unit value:
Beginning of period	$13.77
End of period	$11.09
Accumulation units outstanding at the end of period	138

Investment Divisions	December 31,
2011
JNL/Lazard Mid Cap Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/M&G Global Basics Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/M&G Global Leaders Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Mellon Capital Management (MCM) 10 x 10 Division
Accumulation unit value:
Beginning of period	$8.51
End of period	$8.16
Accumulation units outstanding at the end of period	13,013

JNL/MCM 25 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Bond Index Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/MCM Communications Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Consumer Brands Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Dow 10 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Dow Dividend Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Emerging Markets Index Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM European 30 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/MCM Financial Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Global 15 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Global Alpha Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Healthcare Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Index 5 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM International Index Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/MCM JNL 5 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM JNL Optimized 5 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Nasdaq 25 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM NYSE International 25 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Oil & Gas Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Pacific Rim 30 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/MCM S&P 10 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM S&P 24 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM S&P 400 MidCap Index Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM S&P 500 Index Division
Accumulation unit value:
Beginning of period	$10.33
End of period	$10.27
Accumulation units outstanding at the end of period	5,691

JNL/MCM S&P SMid 60 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Select Small-Cap Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/MCM Small Cap Index Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Technology Sector Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM Value Line 30 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/MCM VIP Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Oppenheimer Global Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PAM Asia ex-Japan Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/PAM China-India Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PIMCO Real Return Division
Accumulation unit value:
Beginning of period	$12.43
End of period	$13.61
Accumulation units outstanding at the end of period	92

JNL/PIMCO Total Return Bond Division
Accumulation unit value:
Beginning of period	$16.88
End of period	$17.34
Accumulation units outstanding at the end of period	1,517

JNL/PPM America Floating Rate Income Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PPM America High Yield Bond Division
Accumulation unit value:
Beginning of period	$14.41
End of period	$14.77
Accumulation units outstanding at the end of period	251

JNL/PPM America Mid Cap Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/PPM America Small Cap Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/PPM America Value Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/Red Rocks Listed Private Equity Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P 4 Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Competitive Advantage Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Dividend Income & Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/S&P Intrinsic Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Managed Aggressive Growth Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Managed Conservative Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/S&P Managed Growth Division
Accumulation unit value:
Beginning of period	$14.00
End of period	$13.29
Accumulation units outstanding at the end of period	5,792

JNL/S&P Managed Moderate Division
Accumulation unit value:
Beginning of period	$12.04
End of period	$11.90
Accumulation units outstanding at the end of period	2,261

JNL/S&P Managed Moderate Growth Division
Accumulation unit value:
Beginning of period	$14.02
End of period	$13.56
Accumulation units outstanding at the end of period	1,660

Investment Divisions	December 31,
2011
JNL/S&P Total Yield Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/T.Rowe Price Established Growth Division
Accumulation unit value:
Beginning of period	$27.24
End of period	$26.38
Accumulation units outstanding at the end of period	179

JNL/T.Rowe Price Mid-Cap Growth Division
Accumulation unit value:
Beginning of period	$44.25
End of period	$42.73
Accumulation units outstanding at the end of period	50

JNL/T.Rowe Price Short-Term Bond Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/T.Rowe Price Value Division
Accumulation unit value:
Beginning of period	$13.78
End of period	$13.22
Accumulation units outstanding at the end of period	184

JNL/WMC Balanced Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Investment Divisions	December 31,
2011
JNL/WMC Money Market Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

JNL/WMC Value Division
Accumulation unit value:
Beginning of period	N/A
End of period	N/A
Accumulation units outstanding at the end of period	N/A

Questions: If you have any questions about your Contract, you may contact us at:
Jackson of NY Service Center:	1 (800) 599-5651 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30313, Lansing, Michigan 48909-7813
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Jackson of NY IMG Service Center:	1 (888) 464-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box 30313, Lansing, Michigan 48909-7813
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Home Office:	2900 Westchester Avenue, Purchase, New York 10577

STATEMENT OF ADDITIONAL INFORMATION
(Contracts offered for sale on and after September 10, 2012)

September 10, 2012

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM FIXED AND
VARIABLE DEFERRED ANNUITY CONTRACTS
ISSUED BY THE JNLNY SEPARATE ACCOUNT I
OF JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK®

This Statement of Additional Information (SAI) is not a prospectus.  It contains information in addition to and more detailed than that set forth in the Prospectus and should be read in conjunction with the Prospectus dated September 10, 2012.  The Prospectus may be obtained from Jackson National Life Insurance Company of New York (Jackson of NY®) by writing P.O. Box 30902, Lansing, Michigan 48909-8402, or calling 1-800-599-5651.  Not all Investment Divisions described in this SAI may be available for investment.

General Information and History

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson of NY.  In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name.  Jackson of NY is a wholly owned subsidiary of Jackson National Life Insurance Company® (Jackson®), and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

Trademarks, Service Marks, and Related Disclosures

The Dow Jones Brookfield Global Infrastructure Index is calculated by S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) pursuant to an agreement with Brookfield Asset Management, Inc. and has been licensed for use.  S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”), Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and “Brookfield®” is a registered trademark of Brookfield Asset Management, Inc.  Investment products based on the Index are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or their respective affiliates and none of SPDJI, Dow Jones, S&P or their respective affiliates makes any representation regarding the advisability of investing in such product(s).

The “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM”, “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, and the “Dow Jones U.S. Contrarian Opportunities IndexSM” are products of Dow Jones Indexes, the marketing name of and a licensed trademark of CME Group Index Services LLC (“CME”), and have been licensed for use.  “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM”, “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, the “Dow Jones U.S. Contrarian Opportunities IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to CME and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).  The JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Technology Sector Fund, and the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund based on the Dow Jones U.S. Contrarian Opportunities IndexSM (“Funds”) are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates.  Dow Jones, CME and their respective affiliates make no representation or warranty, expressed or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly.  The only relationship of Dow Jones, CME or any of their respective affiliates to the Funds is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM”, “Dow Jones Select Dividend IndexSM”, “The DowSM”, “the Dow 10SM”, and the “Dow Jones U.S. Contrarian Opportunities IndexSM” which is determined, composed and calculated by CME without regard to Jackson or the Funds.  Dow Jones and CME have no obligation to take the needs of Jackson or the owners of the Funds into consideration in determining, composing or calculating the Funds.  Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Funds to be issued or in the determination or calculation of the equation by which the Funds are to be converted into cash.  Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Funds.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund currently being issued by Jackson National Life Insurance Company, but which may be similar to and competitive with the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Contrarian Opportunities Index SM.  It is possible that this trading activity will affect the value of the Dow Jones U.S. Contrarian Opportunities Index SM and JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.

Dow Jones, CME and their respective affiliates do not:
●	Sponsor, endorse, sell or promote the Funds.
●	Recommend that any person invest in the Funds.
●	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Funds.
●	Have any responsibility or liability for the administration, management or marketing of the Funds.
●	Consider the needs of the Funds in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the Funds. Specifically,
●	Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:
	●	The results to be obtained by the Funds or any other person in connection with the use of the DJIA and the data included in the DJIA;
	●	The accuracy or completeness of the DJIA and its data;
	●	The merchantability and the fitness for a particular purpose or use of the DJIA and its data;
●	Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;
●
Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the indexes and trademarks referred to above by Jackson National Life Insurance Company® and Dow Jones is solely for the benefit of the Funds and not for any other third parties.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM”, “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM”, “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM”, “THE DOWSM” and “THE DOW 10SM”, “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEXSM” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND JACKSON, OTHER THAN THE LICENSORS OF CME.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s).  The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, Owners of the product(s) or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®25 Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, or the JNL/Mellon Capital Management VIP Fund.  The JNL/Mellon Capital Management Nasdaq® 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital Management NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.

NYSE Group, Inc. does not:

• Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Recommend that any person invest in the JNL/Mellon Capital Management NYSE® International 25 Fund or any other securities.
• Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE® International 25 Fund.
• Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Consider the needs of the JNL/Mellon Capital Management NYSE® International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.  Specifically,

• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
• The results to be obtained by the JNL/Mellon Capital Management NYSE® International 25 Fund, the owner of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
• Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other third parties.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes.  Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell").  Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes.  Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell's publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based.  RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES.  RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES.  RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

Standard & Poor’s Investment Advisory Services LLC (“SPIAS”) is a registered investment adviser and a wholly-owned subsidiary of The McGraw-Hill Companies, Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services.  SPIAS does not act as a “fiduciary” or as an “investment manager”, as defined under ERISA, to any investor.  SPIAS is not responsible for client suitability. Past performance of the Funds is no indication of future results. Since performance fluctuates over time, the fact that the Funds may have outperformed the benchmarks over one period of time does not mean that they outperformed the benchmarks over other periods or will outperform the benchmarks in the future.  SPIAS does not take into account any information about any investor or any investor’s assets when creating, providing or maintaining any asset allocation portfolio.  SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments.

The JNL/Mellon Capital Management S&P Divisions and JNL/S&P Divisions, and any other investment fund or other vehicle that is offered by third parties that uses an S&P Indices index as a benchmark or measure of performance, bears the S&P or “Standard & Poor’s” mark and/or seeks to provide an investment return based on any S&P Indices index are not sponsored, endorsed, sold or promoted by Standard & Poor's Financial Services LLC (“S&P”) and its affiliates. S&P is not an investment adviser and S&P and its affiliates make no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500® Index, the S&P MIDCAP 400 Index®, the S&P SmallCap 600 Index®, or any other S&P Indices index to track general stock market performance.  S&P's only relationship to the Separate Account (Licensee) is the licensing of certain registered trademarks and trade names of S&P, the S&P 500 Index, the S&P MIDCAP 400 Index, and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P Indices without regard to the Licensee or the Divisions.  S&P Indices has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index, the S&P 400 Index, the S&P SmallCap 600 Index, or any other S&P Indices index.  SPIAS is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash.  SPIAS has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P INDICES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR ANY OTHER S&P INDICES INDEX OR ANY DATA INCLUDED THEREIN AND S&P INDICES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P INDICES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR ANY OTHER S&P INDICES INDEX OR ANY DATA INCLUDED THEREIN. S&P INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR ANY OTHER S&P INDICES INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P INDICES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF OTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Standard & Poor’s  Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P,  S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

S&P’s credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions.  S&P credit ratings should not be relied on when making any investment or other business decision.  S&P’s opinions and analyses do not address the suitability of any security.  S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

Jackson has entered into a License Agreement with Value Line®.  Value Line Publishing, Inc.'s ("VLPI") only relationship to Jackson is VLPI's licensing to Jackson of certain VLPI trademarks and trade names and the Value Line Timeliness Ranking System (the "System"), which is composed by VLPI without regard to Jackson, this Product or any investor.  VLPI has no obligation to take the needs of  Jackson or any investor in the Product into consideration in composing the System.  The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System.  VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM.  VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE.  VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM.  VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND AND THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Services

Jackson of NY is the custodian of the assets of the Separate Account. Jackson of NY holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Fund bought and sold by the Separate Account.

The financial statements of JNLNY Separate Account I and Jackson National Life Insurance Company of New York for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.   KPMG LLP is located at Aon Center, 200 East Randolph Drive, Suite 5500, Chicago, Illinois 60601 .

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents.  The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 7601 Technology Way, Denver, Colorado 80237.  JNLD is a subsidiary of Jackson.

We expect to compensate broker/dealers selling the contracts.

Calculation of Performance

When Jackson of NY advertises performance for an Investment Division (except the JNL/WMC Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts.  Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Fund.  We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent.  Standardized average annual total return is annualized and reflects the deduction of all recurring charges that are charged to all Contracts.  The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period.  No deduction is made for premium taxes that may be assessed by certain states.

Jackson of NY may also advertise non-standardized total return on an annualized and cumulative basis.  Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return.  The Contract is designed for long-term investment; therefore, Jackson of NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors.  Reflecting the deduction of the withdrawal charge decreases the level of performance advertised.  Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication.  Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate.  Any quotation of performance should not be considered a guarantee of future performance.  Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management.  An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson of NY may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period.  Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period.  The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

Where:

a	=	net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
b	=	expenses for the Investment Division accrued for the period (net of reimbursements).
c	=	the average daily number of accumulation units outstanding during the period.
d	=	the maximum offering price per accumulation unit on the last day of the period.

The maximum withdrawal charge is 7%.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission.  Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Fund.  The yield on amounts held in the Investment Divisions normally will fluctuate over time.  Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return.  An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Funds operating expenses.

Any current yield quotations of the JNL/WMC Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent.  We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period.  The JNL/WMC Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7).  The JNL/WMC Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/WMC Money Market Division's yield and effective yield will fluctuate daily.  Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses.  Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion.  The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information.  There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant.  It should be noted that neither a Contract owner's investment in the JNL/WMC Money Market Division nor that Division's investment in the JNL/WMC Money Market Division is guaranteed or insured.  Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.  JACKSON OF NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.  PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

Jackson of NY's Tax Status

Jackson of NY is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code").  For federal income tax purposes, the Separate Account is not a separate entity from Jackson of NY and its operations form a part of Jackson of NY.

Taxation of Annuity Contracts in General

Section 72 of the Code governs the taxation of annuities in general.  An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected.  For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract.  For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis.  The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income.  All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract.  The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made.  No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract).  For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

Medicare Tax on Net Investment Income

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity Contract will be considered investment income for purposes of the new Medicare tax on investment income.  As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts.  For 2013, these levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately.  Owners should consult their own tax advisers for more information.

Withholding Tax on Distributions

The Code generally requires Jackson of NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer.  This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals).  Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement.  If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%.  If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate.  A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract.  The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts.  These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above.  Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson of NY intends that each Fund of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account.  Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion.  Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time.  The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson of NY regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson of NY or an advisor in its sole and absolute discretion.  The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects.  The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract currently offers 100 Investment Divisions and at least one Fixed Account option, although a Contract owner's Contract Value be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson of NY does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  Jackson of NY reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution.  Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts.  For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange.  Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

Partial 1035 Exchanges

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial.  Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule.  Due to the complexity of these rules, owners are encouraged consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities.  Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies).  However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans.  Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may have tax consequences.  Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances.  Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity.  The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income.  In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract.  If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan.  If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable.  If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

Tax-Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans.  Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan.  Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to Fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity Contracts.  It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal.  Withdrawn earnings are included in a taxpayer's gross income.  Section 72 further provides that a 10% penalty will apply to the income portion of any distribution.  The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 ½ or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan.  Special tax rules may be available for certain distributions from a tax-qualified Contract.  Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A.  To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an  IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code).  The exceptions stated in items (4) and (6) above do not apply in the case of an IRA.  The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship.  Hardship withdrawals do not include any earnings on salary reduction contributions.  These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988.  The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans.  Tax penalties may also apply.  While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion.  Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes – Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA.  Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used.  Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement.  In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations.  For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs.  If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans.  Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan.  Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan.  Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson of NY's administrative procedures.  Jackson of NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson of NY specifically consents to be bound.  Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred.  However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan.  Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used.  Such descriptions are not exhaustive and are for general informational purposes only.  The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances.  Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein.  Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization.  Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations.  Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts.  (See "Tax Treatment of Withdrawals – Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women.  The Contracts sold by Jackson of NY in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex.  Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

(a) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.  Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts.  Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income.  IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions.  Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.  Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Roth IRA Annuities

Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity.  Purchase payments for Roth IRA annuities are limited to a maximum of $5,000 for 2012.  The limit will be adjusted annually for inflation in $500 increments.  In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions.  The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000.  The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities.

Lower maximum limitations apply to individuals above certain adjusted gross income levels.  For 2012, these levels are $110,000 in the case of single taxpayers, $173,000 in the case of married taxpayers filing joint returns, and $0 in the case of married taxpayers filing separately.  These levels are indexed annually in $1,000 increments.  An overall $5,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor.  Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution.  Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity.  The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity.  Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity.  The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over.  For rollovers in 2010, the income may be reported ratably in 2011 and 2012. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

(d) Pension and Profit-Sharing Plans

The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees.  These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design.  However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(e) Eligible Deferred Compensation Plans -- Section 457

Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code.  The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary.  As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the $17,000 elective deferral limitation in 2012.  The limit is indexed for inflation in $500 increments annually thereafter.  In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions.  The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $5,500. The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age.  Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries.  For this purpose, custodial accounts and certain annuity Contracts are treated as trusts.  The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer.  In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code.  In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

●	attains age 70 1/2,
●	severs employment,
●	dies, or
●	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457.   Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

Annuity Provisions

Variable Annuity Payment

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  That amount is divided by the value of an annuity unit as of the Income Date to establish the number of annuity units representing each variable payment.  The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

Annuity Unit Value

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established.  The value may increase or decrease from one business day to the next.  The income option tables contained in the Contract are based on a 2.5% per annum assumed investment rate. For Contracts issued before October 4, 2004, the assumed investment rate is 3%.  For Contracts issued on or after October 11, 2010, the assumed investment rate is 1.0%

The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 2.5% per annum. For Contracts issued before October 4, 2004, the assumed investment rate is 3%.  For Contracts issued on or after October 11, 2010, the assumed investment rate is 1.0%

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

(a)	is the net result of:
	(1)	the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus
	(2)	the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus
(3)
a per share credit or charge with respect to any taxes paid or reserved for by Jackson of NY during the valuation period which are determined by Jackson of NY to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

(b)	is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and
(c)
is the asset charge factor determined by Jackson for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

JNLNY Separate Account I

Financial Statements

December 31, 2011

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL Disciplined Growth Portfolio	JNL Disciplined Moderate Portfolio	JNL Disciplined Moderate Growth Portfolio	JNL Institutional Alt 20 Portfolio	JNL Institutional Alt 35 Portfolio	JNL Institutional Alt 50 Portfolio	JNL Institutional Alt 65 Portfolio	JNL/American Funds Blue Chip Income and Growth Portfolio	JNL/American Funds Global Bond Portfolio	JNL/American Funds Global Small Capitalization Portfolio
Assets
Investments, at value (a)	$12,882,942	$35,386,755	$34,824,257	$38,069,492	$40,355,967	$58,073,533	$44,013,794	$23,677,546	$16,600,360	$8,653,460
Receivables:
Investment securities sold	978	4,368	2,275	2,074	2,261	9,967	2,474	40,284	13,577	870
Sub-account units sold	-	86	12,690	347,369	118,534	48,867	6,055	95,386	20,373	27,251
Total assets	12,883,920	35,391,209	34,839,222	38,418,935	40,476,762	58,132,367	44,022,323	23,813,216	16,634,310	8,681,581

Liabilities
Payables:
Investment securities purchased	-	86	12,690	347,369	118,534	48,867	6,055	95,386	20,373	27,251
Sub-account units redeemed	419	2,835	828	463	558	7,481	612	39,287	12,858	503
Insurance fees due to Jackson
of New York	559	1,533	1,447	1,611	1,703	2,486	1,862	997	719	367
Total liabilities	978	4,454	14,965	349,443	120,795	58,834	8,529	135,670	33,950	28,121
Net assets (Note 7)	$12,882,942	$35,386,755	$34,824,257	$38,069,492	$40,355,967	$58,073,533	$44,013,794	$23,677,546	$16,600,360	$8,653,460

(a) Investment shares	1,576,859	3,610,893	3,904,065	2,754,667	2,812,262	3,964,064	2,924,505	2,319,054	1,534,229	966,867
Investments at cost	$12,536,673	$34,032,336	$34,068,610	$37,702,884	$40,688,781	$58,444,898	$45,514,552	$23,331,772	$16,533,424	$9,952,456

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/American Funds Growth- Income Portfolio	JNL/American Funds International Portfolio	JNL/American Funds New World Portfolio	JNL/BlackRock Commodity Securities Portfolio	JNL/BlackRock Global Allocation Portfolio	JNL/Brookfield Global Infrastructure Portfolio	JNL/Capital Guardian Global Balanced Portfolio	JNL/Capital Guardian Global Diversified Research Portfolio	JNL/Capital Guardian U.S. Growth Equity Portfolio	JNL/Eagle Core Equity Portfolio
Assets
Investments, at value (a)	$29,983,489	$11,986,610	$13,116,960	$40,160,435	$18,579,233	$350,285	$18,674,990	$10,792,192	$21,850,681	$7,533,057
Receivables:
Investment securities sold	2,802	1,027	913	30,037	1,083	18	12,133	7,149	9,326	1,067
Sub-account units sold	26,605	3,807	55,861	124,868	549,500	-	10,258	1,400	4,628	68,456
Total assets	30,012,896	11,991,444	13,173,734	40,315,340	19,129,816	350,303	18,697,381	10,800,741	21,864,635	7,602,580

Liabilities
Payables:
Investment securities purchased	26,605	3,807	55,861	124,868	549,500	-	10,258	1,400	4,628	68,456
Sub-account units redeemed	1,561	514	355	28,238	313	-	11,308	6,681	8,369	740
Insurance fees due to Jackson
of New York	1,241	513	558	1,799	770	18	825	468	957	327
Total liabilities	29,407	4,834	56,774	154,905	550,583	18	22,391	8,549	13,954	69,523
Net assets (Note 7)	$29,983,489	$11,986,610	$13,116,960	$40,160,435	$18,579,233	$350,285	$18,674,990	$10,792,192	$21,850,681	$7,533,057

(a) Investment shares	2,948,229	1,298,658	1,353,659	3,956,693	1,874,796	33,811	2,081,939	491,224	1,026,818	1,041,917
Investments at cost	$30,033,624	$13,419,825	$14,353,308	$39,770,318	$19,025,976	$348,920	$19,419,839	$10,655,581	$19,914,766	$7,617,354

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/Eagle SmallCap Equity Portfolio	JNL/Franklin Templeton Founding Strategy Portfolio	JNL/Franklin Templeton Global Growth Portfolio	JNL/Franklin Templeton Global Multisector Bond Portfolio	JNL/Franklin Templeton Income Portfolio	JNL/Franklin Templeton Inter- national Small Cap Growth Portfolio	JNL/Franklin Templeton Mutual Shares Portfolio	JNL/Franklin Templeton Small Cap Value Portfolio	JNL/ Goldman Sachs Core Plus Bond Portfolio	JNL/Goldman Sachs Emerging Markets Debt Portfolio
Assets
Investments, at value (a)	$38,956,794	$61,513,561	$12,114,415	$-	$67,216,459	$8,741,480	$22,395,345	$16,216,770	$30,199,266	$17,233,294
Receivables:
Investment securities sold	29,557	19,985	756	-	11,627	509	6,336	3,538	15,266	64,376
Sub-account units sold	35,484	72,907	11,227	-	29,351	2,581	1,333	25	35,439	64,777
Total assets	39,021,835	61,606,453	12,126,398	-	67,257,437	8,744,570	22,403,014	16,220,333	30,249,971	17,362,447

Liabilities
Payables:
Investment securities purchased	35,484	72,907	11,227	-	29,351	2,581	1,333	25	35,439	64,777
Sub-account units redeemed	27,850	17,282	237	-	8,715	125	5,378	2,819	13,935	63,624
Insurance fees due to Jackson
of New York	1,707	2,703	519	-	2,912	384	958	719	1,331	752
Total liabilities	65,041	92,892	11,983	-	40,978	3,090	7,669	3,563	50,705	129,153
Net assets (Note 7)	$38,956,794	$61,513,561	$12,114,415	$-	$67,216,459	$8,741,480	$22,395,345	$16,216,770	$30,199,266	$17,233,294

(a) Investment shares	1,932,381	7,169,413	1,610,959	-	6,762,219	1,268,720	2,724,495	1,517,004	2,471,298	1,432,527
Investments at cost	$39,990,014	$62,495,926	$12,869,132	$-	$66,885,110	$9,053,794	$22,136,233	$15,101,239	$30,108,921	$18,987,984

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/ Goldman Sachs Mid Cap Value Portfolio	JNL/Goldman Sachs U.S. Equity Flex Portfolio	JNL/Invesco Global Real Estate Portfolio	JNL/Invesco International Growth Portfolio	JNL/Invesco Large Cap Growth Portfolio	JNL/Invesco Small Cap Growth Portfolio	JNL/Ivy Asset Strategy Portfolio	JNL/JPMorgan International Value Portfolio	JNL/JPMorgan MidCap Growth Portfolio	JNL/JPMorgan U.S. Government & Quality Bond Portfolio
Assets
Investments, at value (a)	$22,893,612	$5,277,234	$19,221,422	$18,853,686	$16,199,827	$10,987,503	$53,308,752	$17,378,677	$19,639,043	$35,432,206
Receivables:
Investment securities sold	3,818	18,978	26,791	17,899	3,600	8,812	4,396	7,534	23,040	26,243
Sub-account units sold	5,188	20,127	27,634	10,121	16,799	45,699	38,673	23,539	23,403	119,974
Total assets	22,902,618	5,316,339	19,275,847	18,881,706	16,220,226	11,042,014	53,351,821	17,409,750	19,685,486	35,578,423

Liabilities
Payables:
Investment securities purchased	5,188	20,127	27,634	10,121	16,799	45,699	38,673	23,539	23,403	119,974
Sub-account units redeemed	2,840	18,748	25,938	17,072	2,902	8,328	2,082	6,762	22,200	24,685
Insurance fees due to Jackson
of New York	978	230	853	827	698	484	2,314	772	840	1,558
Total liabilities	9,006	39,105	54,425	28,020	20,399	54,511	43,069	31,073	46,443	146,217
Net assets (Note 7)	$22,893,612	$5,277,234	$19,221,422	$18,853,686	$16,199,827	$10,987,503	$53,308,752	$17,378,677	$19,639,043	$35,432,206

(a) Investment shares	2,394,729	721,920	2,480,183	1,972,143	1,381,059	875,498	5,048,177	2,736,800	1,042,412	2,549,080
Investments at cost	$23,686,755	$5,495,232	$20,576,789	$19,982,401	$16,525,868	$10,739,849	$55,767,688	$22,240,557	$17,783,475	$33,706,385

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/Lazard Emerging Markets Portfolio	JNL/Lazard Mid Cap Equity Portfolio	JNL/M&G Global Basics Portfolio	JNL/M&G Global Leaders Portfolio	JNL/MCM 10 x 10 Portfolio	JNL/MCM 25 Portfolio	JNL/MCM Bond Index Portfolio	JNL/MCM Communications Sector Portfolio	JNL/MCM Consumer Brands Sector Portfolio	JNL/MCM Dow Dividend Portfolio
Assets
Investments, at value (a)	$41,160,945	$14,087,669	$2,555,802	$1,890,283	$31,009,689	$22,351,097	$28,140,996	$6,054,115	$5,465,436	$21,636,507
Receivables:
Investment securities sold	75,886	22,761	132	119	2,580	102,549	2,489	8,516	1,593	4,511
Sub-account units sold	96,636	77,146	460	51,363	-	181,416	101,667	9,398	1,200	41,783
Total assets	41,333,467	14,187,576	2,556,394	1,941,765	31,012,269	22,635,062	28,245,152	6,072,029	5,468,229	21,682,801

Liabilities
Payables:
Investment securities purchased	96,636	77,146	460	51,363	-	181,416	101,667	9,398	1,200	41,783
Sub-account units redeemed	74,078	22,119	23	38	1,273	101,517	1,241	8,228	1,357	3,531
Insurance fees due to Jackson
of New York	1,808	642	109	81	1,307	1,032	1,248	288	236	980
Total liabilities	172,522	99,907	592	51,482	2,580	283,965	104,156	17,914	2,793	46,294
Net assets (Note 7)	$41,160,945	$14,087,669	$2,555,802	$1,890,283	$31,009,689	$22,351,097	$28,140,996	$6,054,115	$5,465,436	$21,636,507

(a) Investment shares	4,187,278	1,297,207	194,358	181,409	3,910,427	1,685,603	2,323,782	1,857,091	519,035	3,167,863
Investments at cost	$45,146,270	$14,406,726	$2,638,662	$2,072,903	$31,034,517	$20,674,424	$27,057,780	$6,226,980	$5,143,560	$22,437,009

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/MCM Emerging Markets Index Portfolio	JNL/MCM European 30 Portfolio	JNL/MCM Financial Sector Portfolio	JNL/MCM Global Alpha Portfolio	JNL/MCM Healthcare Sector Portfolio	JNL/MCM Index 5 Portfolio	JNL/MCM International Index Portfolio	JNL/MCM JNL 5 Portfolio	JNL/MCM JNL Optimized 5 Portfolio	JNL/MCM Nasdaq 25 Portfolio
Assets
Investments, at value (a)	$113,183	$1,492,211	$9,654,311	$2,091,615	$18,149,843	$42,883,797	$31,356,978	$224,788,427	$30,661,418	$6,906,424
Receivables:
Investment securities sold	3	7,944	3,683	120	3,196	17,862	8,570	490,233	2,007	6,996
Sub-account units sold	31,871	13,955	2,125	-	4,915	-	125,648	248,387	28,750	612
Total assets	145,057	1,514,110	9,660,119	2,091,735	18,157,954	42,901,659	31,491,196	225,527,047	30,692,175	6,914,032

Liabilities
Payables:
Investment securities purchased	31,871	13,955	2,125	-	4,915	-	125,648	248,387	28,750	612
Sub-account units redeemed	-	7,877	3,245	27	2,387	15,935	7,146	479,909	599	6,678
Insurance fees due to Jackson
of New York	3	67	438	93	809	1,927	1,424	10,324	1,408	318
Total liabilities	31,874	21,899	5,808	120	8,111	17,862	134,218	738,620	30,757	7,608
Net assets (Note 7)	$113,183	$1,492,211	$9,654,311	$2,091,615	$18,149,843	$42,883,797	$31,356,978	$224,788,427	$30,661,418	$6,906,424

(a) Investment shares	12,465	151,647	1,554,639	197,882	1,454,314	4,606,208	2,952,634	27,313,296	3,905,913	591,810
Investments at cost	$113,588	$1,676,188	$10,595,006	$2,054,804	$17,082,943	$39,018,149	$37,897,055	$276,536,297	$33,785,049	$6,578,464

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/MCM NYSE International 25 Portfolio	JNL/MCM Oil & Gas Sector Portfolio	JNL/MCM Pacific Rim 30 Portfolio	JNL/MCM S&P 24 Portfolio	JNL/MCM S&P 400 MidCap Index Portfolio	JNL/MCM S&P 500 Index Portfolio	JNL/MCM S&P SMid 60 Portfolio	JNL/MCM Select Small-Cap Portfolio	JNL/MCM Small Cap Index Portfolio	JNL/MCM Technology Sector Portfolio
Assets
Investments, at value (a)	$5,244,125	$40,885,183	$3,211,839	$2,305,641	$35,429,239	$95,155,066	$11,333,484	$7,412,445	$29,344,163	$20,786,918
Receivables:
Investment securities sold	388	14,398	945	1,164	11,819	25,767	17,327	29,264	13,728	8,483
Sub-account units sold	2,005	11,517	836	-	197,673	192,109	12,507	24,600	16,083	16,281
Total assets	5,246,518	40,911,098	3,213,620	2,306,805	35,638,731	95,372,942	11,363,318	7,466,309	29,373,974	20,811,682

Liabilities
Payables:
Investment securities purchased	2,005	11,517	836	-	197,673	192,109	12,507	24,600	16,083	16,281
Sub-account units redeemed	138	12,553	806	1,062	10,241	21,577	16,821	28,937	12,373	7,545
Insurance fees due to Jackson
of New York	250	1,845	139	102	1,578	4,190	506	327	1,355	938
Total liabilities	2,393	25,915	1,781	1,164	209,492	217,876	29,834	53,864	29,811	24,764
Net assets (Note 7)	$5,244,125	$40,885,183	$3,211,839	$2,305,641	$35,429,239	$95,155,066	$11,333,484	$7,412,445	$29,344,163	$20,786,918

(a) Investment shares	962,225	1,490,528	270,357	217,513	2,767,909	9,079,682	1,141,338	666,587	2,538,422	2,956,887
Investments at cost	$7,091,960	$40,106,014	$3,254,365	$2,070,747	$35,524,951	$92,408,257	$11,199,301	$8,524,007	$28,304,886	$19,631,244

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/MCM Value Line 30 Portfolio	JNL/MCM VIP Portfolio	JNL/ OppenheimerGlobal Growth Portfolio	JNL/PAM Asia ex-Japan Portfolio	JNL/PAM China-India Portfolio	JNL/PIMCO Real Return Portfolio	JNL/PIMCO Total Return Bond Portfolio	America Floating Rate Income Portfolio	PPM America High Yield Bond Portfolio	PPM America Mid Cap Value Portfolio
Assets
Investments, at value (a)	$29,159,011	$11,392,776	$25,540,756	$7,750,622	$19,522,036	$76,214,738	$191,090,963	$5,807,587	$49,959,183	$3,700,137
Receivables:
Investment securities sold	21,179	2,623	3,439	525	1,693	153,386	72,709	19,904	32,210	2,517
Sub-account units sold	53,649	1,320	12,724	6,334	31,974	183,466	192,473	40,985	272,490	-
Total assets	29,233,839	11,396,719	25,556,919	7,757,481	19,555,703	76,551,590	191,356,145	5,868,476	50,263,883	3,702,654

Liabilities
Payables:
Investment securities purchased	53,649	1,320	12,724	6,334	31,974	183,466	192,473	40,985	272,490	-
Sub-account units redeemed	19,856	2,090	2,316	186	827	150,039	64,264	19,649	29,991	2,356
Insurance fees due to Jackson
of New York	1,323	533	1,123	339	866	3,347	8,445	255	2,219	161
Total liabilities	74,828	3,943	16,163	6,859	33,667	336,852	265,182	60,889	304,700	2,517
Net assets (Note 7)	$29,159,011	$11,392,776	$25,540,756	$7,750,622	$19,522,036	$76,214,738	$191,090,963	$5,807,587	$49,959,183	$3,700,137

(a) Investment shares	2,881,325	1,720,963	2,674,425	1,099,379	3,242,863	5,940,354	15,214,249	576,722	7,674,222	378,337
Investments at cost	$38,633,036	$13,822,363	$27,152,535	$9,005,921	$24,739,091	$73,273,056	$191,436,986	$5,770,121	$50,598,074	$3,746,883

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/ PPM America Small Cap Value Portfolio	JNL/ PPM America Value Equity Portfolio	JNL/ Red Rocks Listed Private Equity Portfolio	JNL/S&P 4 Portfolio	JNL/S&P Competitive Advantage Portfolio	JNL/S&P Dividend Income & Growth Portfolio	JNL/S&P Intrinsic Value Portfolio	JNL/ S&P Managed Aggressive Growth Portfolio	JNL/ S&P Managed Conservative Portfolio	JNL/ S&P Managed Growth Portfolio
Assets
Investments, at value (a)	$3,097,335	$4,165,388	$9,423,337	$53,136,353	$3,763,150	$28,047,984	$15,737,463	$67,978,427	$105,754,752	$184,728,378
Receivables:
Investment securities sold	226	1,765	5,111	3,434	2,443	9,109	11,681	85,037	8,808	34,554
Sub-account units sold	4,181	-	16,003	1,333	3,635	73,856	26,769	71,500	96,438	129,111
Total assets	3,101,742	4,167,153	9,444,451	53,141,120	3,769,228	28,130,949	15,775,913	68,134,964	105,859,998	184,892,043

Liabilities
Payables:
Investment securities purchased	4,181	-	16,003	1,333	3,635	73,856	26,769	71,500	96,438	129,111
Sub-account units redeemed	98	1,589	4,684	1,126	2,286	7,910	10,993	81,803	4,212	26,441
Insurance fees due to Jackson
of New York	128	176	427	2,308	157	1,199	688	3,234	4,596	8,113
Total liabilities	4,407	1,765	21,114	4,767	6,078	82,965	38,450	156,537	105,246	163,665
Net assets (Note 7)	$3,097,335	$4,165,388	$9,423,337	$53,136,353	$3,763,150	$28,047,984	$15,737,463	$67,978,427	$105,754,752	$184,728,378

(a) Investment shares	368,292	366,671	1,299,771	4,865,966	343,667	2,621,307	1,589,643	5,906,032	9,649,156	17,264,334
Investments at cost	$3,337,252	$4,352,119	$12,885,999	$45,495,215	$3,626,778	$26,016,937	$17,221,976	$69,249,223	$104,955,247	$184,841,676

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2011

	JNL/ S&P Managed Moderate Portfolio	JNL/ S&P Managed Moderate Growth Portfolio	JNL/S&P Total Yield Portfolio	JNL/T. Rowe Price Established Growth Portfolio	JNL/T. Rowe Price Mid-Cap Growth Portfolio	JNL/T. Rowe Price Short-Term Bond Portfolio	JNL/T. Rowe Price Value Portfolio	JNL/WMC Balanced Portfolio	JNL/WMC Money Market Portfolio	JNL/WMC Value Portfolio
Assets
Investments, at value (a)	$183,032,484	$257,460,947	$3,001,411	$66,026,711	$75,215,217	$20,000,869	$35,097,916	$77,020,910	$40,931,763	$22,913,169
Receivables:
Investment securities sold	105,684	127,774	686	17,048	43,358	3,968	6,426	20,160	3,359	10,150
Sub-account units sold	115,142	219,095	-	13,500	85,874	43,647	13,779	2,216	177,579	13,559
Total assets	183,253,310	257,807,816	3,002,097	66,057,259	75,344,449	20,048,484	35,118,121	77,043,286	41,112,701	22,936,878

Liabilities
Payables:
Investment securities purchased	115,142	219,095	-	13,500	85,874	43,647	13,779	2,216	177,579	13,559
Sub-account units redeemed	97,699	116,559	557	14,185	40,111	3,095	4,888	16,909	1,532	9,133
Insurance fees due to Jackson
of New York	7,985	11,215	129	2,863	3,247	873	1,538	3,251	1,827	1,017
Total liabilities	220,826	346,869	686	30,548	129,232	47,615	20,205	22,376	180,938	23,709
Net assets (Note 7)	$183,032,484	$257,460,947	$3,001,411	$66,026,711	$75,215,217	$20,000,869	$35,097,916	$77,020,910	$40,931,763	$22,913,169

(a) Investment shares	16,371,421	22,844,805	346,583	3,148,627	2,800,269	2,018,251	3,352,236	4,581,851	40,931,763	1,361,448
Investments at cost	$180,271,985	$258,731,769	$3,227,108	$61,956,834	$75,501,327	$20,130,165	$36,250,341	$72,283,308	$40,931,763	$22,072,504

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL Disciplined Growth Portfolio	JNL Disciplined Moderate Portfolio	JNL Disciplined Moderate Growth Portfolio	JNL Institutional Alt 20 Portfolio	JNL Institutional Alt 35 Portfolio	JNL Institutional Alt 50 Portfolio	JNL Institutional Alt 65 Portfolio	Funds Blue Chip Income and Growth Portfolio	JNL/American Funds Global Bond Portfolio	Funds Global Small Capitalization Portfolio
Investment income
Dividends	$131,208	$424,197	$346,402	$321,784	$302,035	$405,109	$313,541	$110,206	$112,243	$27,493

Expenses
Insurance charges (Note 3)	174,356	475,553	476,559	487,710	472,703	728,262	713,374	250,094	173,943	118,606
Total expenses	174,356	475,553	476,559	487,710	472,703	728,262	713,374	250,094	173,943	118,606
Net investment gain (loss)	(43,148)	(51,356)	(130,157)	(165,926)	(170,668)	(323,153)	(399,833)	(139,888)	(61,700)	(91,113)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	30,240	42,079	70,129	120,272	31	7,080	4,440
Investments	197,655	297,648	1,223,491	203,966	117,173	226,587	418,764	123,493	66,374	145,369
Net change in unrealized appreciation
(depreciation) on investments	(777,623)	(726,288)	(2,047,227)	(1,721,359)	(2,319,161)	(3,739,691)	(3,658,511)	(488,152)	29,321	(1,921,027)
Net realized and unrealized gain (loss)	(579,968)	(428,640)	(823,736)	(1,487,153)	(2,159,909)	(3,442,975)	(3,119,475)	(364,628)	102,775	(1,771,218)

Net increase (decrease) in net assets
from operations	$(623,116)	$(479,996)	$(953,893)	$(1,653,079)	$(2,330,577)	$(3,766,128)	$(3,519,308)	$(504,516)	$41,075	$(1,862,331)

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/American Funds Growth-Income Portfolio	JNL/American Funds International Portfolio	JNL/American Funds New World Portfolio	JNL/BlackRock Commodity Securities Portfolio	JNL/BlackRock Global Allocation Portfolio	JNL/Brookfield Global Infrastructure Portfolio(a)	JNL/Capital Guardian Global Balanced Portfolio	JNL/Capital Guardian Global Diversified Research Portfolio	JNL/Capital Guardian U.S. Growth Equity Portfolio	JNL/Eagle Core Equity Portfolio
Investment income
Dividends	$112,656	$70,023	$60,264	$233,812	$72,395	$-	$203,529	$105,436	$71,200	$38,874

Expenses
Insurance charges (Note 3)	304,953	143,393	148,884	625,350	197,177	62	303,215	177,590	343,485	107,625
Total expenses	304,953	143,393	148,884	625,350	197,177	62	303,215	177,590	343,485	107,625
Net investment gain (loss)	(192,297)	(73,370)	(88,620)	(391,538)	(124,782)	(62)	(99,686)	(72,154)	(272,285)	(68,751)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	7,073	-	-	164	-	-	-	-	-
Investments	27,995	(144,129)	(44,404)	1,019,573	22,301	38	41,548	166,007	563,142	55,179
Net change in unrealized appreciation
(depreciation) on investments	(912,721)	(1,806,743)	(1,654,962)	(4,485,704)	(587,321)	1,365	(1,173,980)	(785,547)	(580,299)	(190,575)
Net realized and unrealized gain (loss)	(884,726)	(1,943,799)	(1,699,366)	(3,466,131)	(564,856)	1,403	(1,132,432)	(619,540)	(17,157)	(135,396)

Net increase (decrease) in net assets
from operations	$(1,077,023)	$(2,017,169)	$(1,787,986)	$(3,857,669)	$(689,638)	$1,341	$(1,232,118)	$(691,694)	$(289,442)	$(204,147)

(a) Commencement of operations December 12, 2011.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/Eagle SmallCap Equity Portfolio	JNL/Franklin Templeton Founding Strategy Portfolio	JNL/Franklin Templeton Global Growth Portfolio	JNL/Franklin Templeton Global Multisector Bond Portfolio(a)	JNL/Franklin Templeton Income Portfolio	JNL/Franklin Templeton Inter- national Small Cap Growth Portfolio	JNL/Franklin Templeton Mutual Shares Portfolio	JNL/Franklin Templeton Small Cap Value Portfolio	JNL/ Goldman Sachs Core Plus Bond Portfolio	JNL/Goldman Sachs Emerging Markets Debt Portfolio
Investment income
Dividends	$-	$907,440	$111,031	$-	$2,644,139	$131,630	$531,425	$44,584	$559,450	$905,100

Expenses
Insurance charges (Note 3)	569,178	988,622	179,505	-	1,002,419	144,437	318,133	223,977	438,619	276,424
Total expenses	569,178	988,622	179,505	-	1,002,419	144,437	318,133	223,977	438,619	276,424
Net investment gain (loss)	(569,178)	(81,182)	(68,474)	-	1,641,720	(12,807)	213,292	(179,393)	120,831	628,676

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	2,193,017	-	-	-	-	-	-	-	1,005,965	442,700
Investments	1,685,761	392,221	(23,072)	-	609,413	212,930	253,856	581,411	368,928	228,908
Net change in unrealized appreciation
(depreciation) on investments	(5,443,996)	(2,387,698)	(952,827)	-	(2,095,475)	(1,806,554)	(972,922)	(819,214)	(294,254)	(2,641,681)
Net realized and unrealized gain (loss)	(1,565,218)	(1,995,477)	(975,899)	-	(1,486,062)	(1,593,624)	(719,066)	(237,803)	1,080,639	(1,970,073)

Net increase (decrease) in net assets
from operations	$(2,134,396)	$(2,076,659)	$(1,044,373)	$-	$155,658	$(1,606,431)	$(505,774)	$(417,196)	$1,201,470	$(1,341,397)

(a) Commencement of operations December 12, 2011.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/ Goldman Sachs Mid Cap Value Portfolio	JNL/Goldman Sachs U.S. Equity Flex Portfolio	JNL/Invesco Global Real Estate Portfolio	JNL/Invesco International Growth Portfolio	JNL/Invesco Large Cap Growth Portfolio	JNL/Invesco Small Cap Growth Portfolio	JNL/Ivy Asset Strategy Portfolio	JNL/JPMorgan International Value Portfolio	JNL/JPMorgan MidCap Growth Portfolio	JNL/JPMorgan U.S. Government & Quality Bond Portfolio
Investment income
Dividends	$140,448	$6,755	$519,907	$134,818	$25,842	$-	$70,048	$547,305	$-	$755,608

Expenses
Insurance charges (Note 3)	255,260	88,443	317,249	306,845	261,873	186,064	709,169	317,199	312,424	462,751
Total expenses	255,260	88,443	317,249	306,845	261,873	186,064	709,169	317,199	312,424	462,751
Net investment gain (loss)	(114,812)	(81,688)	202,658	(172,027)	(236,031)	(186,064)	(639,121)	230,106	(312,424)	292,857

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	655,641	-	-	-	-	31,583	-	-	-	-
Investments	203,046	13,017	(112,238)	149,080	589,825	720,102	218,782	(1,956,253)	1,432,347	573,920
Net change in unrealized appreciation (depreciation)
on investments	(2,233,766)	(658,329)	(1,929,432)	(1,620,755)	(2,007,500)	(1,694,091)	(5,051,118)	(2,109,131)	(2,887,937)	1,284,344
Net realized and unrealized gain (loss)	(1,375,079)	(645,312)	(2,041,670)	(1,471,675)	(1,417,675)	(942,406)	(4,832,336)	(4,065,384)	(1,455,590)	1,858,264

Net increase (decrease) in net
assets from operations	$(1,489,891)	$(727,000)	$(1,839,012)	$(1,643,702)	$(1,653,706)	$(1,128,470)	$(5,471,457)	$(3,835,278)	$(1,768,014)	$2,151,121

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/Lazard Emerging Markets Portfolio	JNL/Lazard Mid Cap Equity Portfolio	JNL/M&G Global Basics Portfolio	JNL/M&G Global Leaders Portfolio	JNL/MCM 10 x 10 Portfolio	JNL/MCM 25 Portfolio	JNL/MCM Bond Index Portfolio	JNL/MCM Communications Sector Portfolio	JNL/MCM Consumer Brands Sector Portfolio	JNL/MCM Dow Dividend Portfolio
Investment income
Dividends	$493,031	$94,052	$4,784	$13,266	$460,304	$559,568	$741,985	$130,593	$23,569	$596,389

Expenses
Insurance charges (Note 3)	768,935	234,341	33,533	26,545	477,874	368,124	398,762	66,343	66,425	314,774
Total expenses	768,935	234,341	33,533	26,545	477,874	368,124	398,762	66,343	66,425	314,774
Net investment gain (loss)	(275,904)	(140,289)	(28,749)	(13,279)	(17,570)	191,444	343,223	64,250	(42,856)	281,615

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	4,703	117,659	-	-	250,257	-	-	-
Investments	2,108,870	168,243	59,037	24,846	162,167	1,626,366	339,470	27,350	205,670	(399,389)
Net change in unrealized appreciation
(depreciation) on investments	(11,983,217)	(1,053,757)	(359,888)	(363,923)	(1,475,553)	(299,409)	366,651	(332,919)	(52,060)	936,900
Net realized and unrealized gain (loss)	(9,874,347)	(885,514)	(296,148)	(221,418)	(1,313,386)	1,326,957	956,378	(305,569)	153,610	537,511

Net increase (decrease) in net assets
from operations	$(10,150,251)	$(1,025,803)	$(324,897)	$(234,697)	$(1,330,956)	$1,518,401	$1,299,601	$(241,319)	$110,754	$819,126

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/MCM Emerging Markets Index Portfolio(a)	JNL/MCM European 30 Portfolio	JNL/MCM Financial Sector Portfolio	JNL/MCM Global Alpha Portfolio	JNL/MCM Healthcare Sector Portfolio	JNL/MCM Index 5 Portfolio	JNL/MCM International Index Portfolio	JNL/MCM JNL 5 Portfolio	JNL/MCM JNL Optimized 5 Portfolio	JNL/MCM Nasdaq 25 Portfolio
Investment income
Dividends	$-	$31,087	$84,257	$15,987	$140,471	$416,240	$921,488	$7,684,821	$642,301	$34,475

Expenses
Insurance charges (Note 3)	21	24,635	202,361	27,396	244,071	612,048	585,270	4,029,192	566,786	109,441
Total expenses	21	24,635	202,361	27,396	244,071	612,048	585,270	4,029,192	566,786	109,441
Net investment gain (loss)	(21)	6,452	(118,104)	(11,409)	(103,600)	(195,808)	336,218	3,655,629	75,515	(74,966)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	75,737	-	22,862	-	84,100	-	-	-	-
Investments	-	9,651	7,631	10,001	425,765	557,809	(950,740)	(11,457,932)	(104,422)	320,621
Net change in unrealized appreciation
(depreciation) on investments	(405)	(238,093)	(1,606,161)	4,766	753,815	(2,155,084)	(4,544,059)	(1,152,747)	(4,063,834)	(217,300)
Net realized and unrealized gain (loss)	(405)	(152,705)	(1,598,530)	37,629	1,179,580	(1,513,175)	(5,494,799)	(12,610,679)	(4,168,256)	103,321

Net increase (decrease) in net assets
from operations	$(426)	$(146,253)	$(1,716,634)	$26,220	$1,075,980	$(1,708,983)	$(5,158,581)	$(8,955,050)	$(4,092,741)	$28,355

(a) Commencement of operations August 29, 2011.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/MCM NYSE International 25 Portfolio	JNL/MCM Oil & Gas Sector Portfolio	JNL/MCM Pacific Rim 30 Portfolio	JNL/MCM S&P 24 Portfolio	JNL/MCM S&P 400 MidCap Index Portfolio	JNL/MCM S&P 500 Index Portfolio	JNL/MCM S&P SMid 60 Portfolio	JNL/MCM Select Small-Cap Portfolio	JNL/MCM Small Cap Index Portfolio	JNL/MCM Technology Sector Portfolio
Investment income
Dividends	$147,440	$304,085	$44,317	$10,087	$232,866	$1,665,987	$83,670	$81,928	$237,469	$40,272

Expenses
Insurance charges (Note 3)	106,822	657,429	48,491	31,272	615,511	1,230,246	182,101	122,549	519,535	370,244
Total expenses	106,822	657,429	48,491	31,272	615,511	1,230,246	182,101	122,549	519,535	370,244
Net investment gain (loss)	40,618	(353,344)	(4,174)	(21,185)	(382,645)	435,741	(98,431)	(40,621)	(282,066)	(329,972)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	105,004	-	1,661,014	665,582	482,482	-	976,136	451,949
Investments	(201,959)	1,349,302	126,090	45,428	1,439,465	1,742,215	301,620	(507,488)	1,218,416	1,730,648
Net change in unrealized appreciation
(depreciation) on investments	(1,595,909)	(1,354,684)	(301,672)	41,766	(4,248,170)	(3,475,197)	(1,780,557)	522,757	(3,786,988)	(2,512,658)
Net realized and unrealized gain (loss)	(1,797,868)	(5,382)	(70,578)	87,194	(1,147,691)	(1,067,400)	(996,455)	15,269	(1,592,436)	(330,061)

Net increase (decrease) in net assets
from operations	$(1,757,250)	$(358,726)	$(74,752)	$66,009	$(1,530,336)	$(631,659)	$(1,094,886)	$(25,352)	$(1,874,502)	$(660,033)

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/MCM Value Line 30 Portfolio	JNL/MCM VIP Portfolio	JNL/ Oppenheimer Global Growth Portfolio	JNL/PAM Asia ex-Japan Portfolio	JNL/PAM China-India Portfolio	JNL/PIMCO Real Return Portfolio	JNL/PIMCO Total Return Bond Portfolio	JNL/PPM America Floating Rate Income Portfolio	JNL/ PPM America High Yield Bond Portfolio	JNL/ PPM America Mid Cap Value Portfolio
Investment income
Dividends	$-	$155,685	$160,182	$38,067	$76,424	$587,083	$5,442,369	$-	$3,282,361	$4,573

Expenses
Insurance charges (Note 3)	579,632	194,324	403,042	130,452	347,307	949,759	2,770,784	36,754	708,965	56,490
Total expenses	579,632	194,324	403,042	130,452	347,307	949,759	2,770,784	36,754	708,965	56,490
Net investment gain (loss)	(579,632)	(38,639)	(242,860)	(92,385)	(270,883)	(362,676)	2,671,585	(36,754)	2,573,396	(51,917)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	593,444	1,240,747	2,955,952	230,862	-	-	39,629
Investments	(1,467,707)	(700,254)	155,968	304,717	158,006	1,003,762	387,769	(58,952)	1,205,448	66,785
Net change in unrealized appreciation
(depreciation) on investments	(7,092,780)	173,810	(2,706,797)	(2,853,575)	(8,309,173)	1,816,291	1,798,849	37,466	(2,400,116)	(493,446)
Net realized and unrealized gain (loss)	(8,560,487)	(526,444)	(2,550,829)	(1,955,414)	(6,910,420)	5,776,005	2,417,480	(21,486)	(1,194,668)	(387,032)

Net increase (decrease) in net assets
from operations	$(9,140,119)	$(565,083)	$(2,793,689)	$(2,047,799)	$(7,181,303)	$5,413,329	$5,089,065	$(58,240)	$1,378,728	$(438,949)

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/ PPM America Small Cap Value Portfolio	JNL/ PPM America Value Equity Portfolio	JNL/ Red Rocks Listed Private Equity Portfolio	JNL/S&P 4 Portfolio	JNL/S&P Competitive Advantage Portfolio	JNL/S&P Dividend Income & Growth Portfolio	JNL/S&P Intrinsic Value Portfolio	JNL/ S&P Managed Aggressive Growth Portfolio	JNL/ S&P Managed Conservative Portfolio	JNL/ S&P Managed Growth Portfolio
Investment income
Dividends	$6,643	$52,057	$988,201	$2,404,932	$28,499	$324,343	$120,191	$449,836	$2,180,754	$1,294,309

Expenses
Insurance charges (Note 3)	43,971	71,352	177,718	798,596	80,127	273,206	171,948	1,249,624	1,531,504	2,942,241
Total expenses	43,971	71,352	177,718	798,596	80,127	273,206	171,948	1,249,624	1,531,504	2,942,241
Net investment gain (loss)	(37,328)	(19,295)	810,483	1,606,336	(51,628)	51,137	(51,757)	(799,788)	649,250	(1,647,932)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	271,380	-	227,892	222,479	251,819	328,236	948,332	-	1,389,348	906,011
Investments	41,706	121,165	185,446	2,578,069	708,406	707,909	(569,960)	1,871,139	907,518	2,717,204
Net change in unrealized appreciation
(depreciation) on investments	(543,059)	(348,137)	(4,471,121)	(2,490,691)	(706,741)	816,192	(1,541,317)	(6,625,446)	(1,582,996)	(11,928,207)
Net realized and unrealized gain (loss)	(229,973)	(226,972)	(4,057,783)	309,857	253,484	1,852,337	(1,162,945)	(4,754,307)	713,870	(8,304,992)

Net increase (decrease) in net assets
from operations	$(267,301)	$(246,267)	$(3,247,300)	$1,916,193	$201,856	$1,903,474	$(1,214,702)	$(5,554,095)	$1,363,120	$(9,952,924)

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2011

	JNL/ S&P Managed Moderate Portfolio	JNL/ S&P Managed Moderate Growth Portfolio	JNL/S&P Total Yield Portfolio	JNL/T. Rowe Price Established Growth Portfolio	JNL/T. Rowe Price Mid-Cap Growth Portfolio	JNL/T. Rowe Price Short-Term Bond Portfolio	JNL/T. Rowe Price Value Portfolio	JNL/WMC Balanced Portfolio	JNL/WMC Money Market Portfolio	JNL/WMC Value Portfolio
Investment income
Dividends	$3,268,974	$3,960,840	$32,457	$-	$11,772	$206,161	$487,375	$794,480	$1,045	$234,390

Expenses
Insurance charges (Note 3)	2,701,606	3,872,582	41,442	979,195	1,171,204	268,079	539,214	1,042,732	585,078	356,331
Total expenses	2,701,606	3,872,582	41,442	979,195	1,171,204	268,079	539,214	1,042,732	585,078	356,331
Net investment gain (loss)	567,368	88,258	(8,985)	(979,195)	(1,159,432)	(61,918)	(51,839)	(248,252)	(584,033)	(121,941)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	1,582,670	4,446,721	149,950	-	6,310,285	-	-	-	324	-
Investments	1,559,469	2,461,817	(54,459)	1,924,263	2,941,972	(1,235)	(66,621)	914,609	-	360,193
Net change in unrealized appreciation
(depreciation) on investments	(5,661,360)	(15,182,441)	(367,102)	(3,379,476)	(10,850,935)	(1,436)	(1,266,310)	332,819	-	(1,137,830)
Net realized and unrealized gain (loss)	(2,519,221)	(8,273,903)	(271,611)	(1,455,213)	(1,598,678)	(2,671)	(1,332,931)	1,247,428	324	(777,637)

Net increase (decrease) in net assets
from operations	$(1,951,853)	$(8,185,645)	$(280,596)	$(2,434,408)	$(2,758,110)	$(64,589)	$(1,384,770)	$999,176	$(583,709)	$(899,578)

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL Disciplined Growth Portfolio	JNL Disciplined Moderate Portfolio	JNL Disciplined Moderate Growth Portfolio	JNL Institutional Alt 20 Portfolio	JNL Institutional Alt 35 Portfolio	JNL Institutional Alt 50 Portfolio	JNL Institutional Alt 65 Portfolio	Funds Blue Chip Income and Growth Portfolio	JNL/American Funds Global Bond Portfolio	Funds Global Small Capitalization Portfolio
Operations
Net investment income (loss)	$(43,148)	$(51,356)	$(130,157)	$(165,926)	$(170,668)	$(323,153)	$(399,833)	$(139,888)	$(61,700)	$(91,113)
Net realized gain (loss) on investments	197,655	297,648	1,223,491	234,206	159,252	296,716	539,036	123,524	73,454	149,809
Net change in unrealized appreciation
(depreciation) on investments	(777,623)	(726,288)	(2,047,227)	(1,721,359)	(2,319,161)	(3,739,691)	(3,658,511)	(488,152)	29,321	(1,921,027)
Net increase (decrease) in net assets
from operations	(623,116)	(479,996)	(953,893)	(1,653,079)	(2,330,577)	(3,766,128)	(3,519,308)	(504,516)	41,075	(1,862,331)

Contract transactions 1
Purchase payments (Note 4)	3,930,127	9,223,207	11,122,863	15,141,639	23,250,096	23,235,890	8,009,474	13,746,621	8,099,602	5,146,715
Surrenders and terminations	(306,773)	(1,045,728)	(1,518,508)	(1,350,521)	(523,625)	(898,505)	(2,725,728)	(438,378)	(429,290)	(162,959)
Transfers between portfolios	1,064,843	4,194,166	1,832,326	3,803,573	2,061,123	7,509,480	367,128	1,698,964	3,352,949	(795,851)
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(89,325)	(281,794)	(288,877)	(289,598)	(330,353)	(494,078)	(244,205)	(221,556)	(170,831)	(81,282)
Net increase (decrease) in net assets from
contract transactions	4,598,872	12,089,851	11,147,804	17,305,093	24,457,241	29,352,787	5,406,669	14,785,651	10,852,430	4,106,623

Net increase (decrease) in net assets	3,975,756	11,609,855	10,193,911	15,652,014	22,126,664	25,586,659	1,887,361	14,281,135	10,893,505	2,244,292

Net assets beginning of period	8,907,186	23,776,900	24,630,346	22,417,478	18,229,303	32,486,874	42,126,433	9,396,411	5,706,855	6,409,168

Net assets end of period	$12,882,942	$35,386,755	$34,824,257	$38,069,492	$40,355,967	$58,073,533	$44,013,794	$23,677,546	$16,600,360	$8,653,460

1 Contract unit transactions
Units Outstanding at December 31, 2010	1,036,416	2,448,593	2,702,881	1,600,520	1,236,822	2,140,218	2,674,819	913,530	552,064	581,255

Units Issued	716,513	1,561,276	2,696,041	1,416,169	1,825,977	2,119,940	719,593	1,675,042	1,353,147	708,408
Units Redeemed	(180,960)	(338,035)	(1,487,003)	(183,454)	(172,057)	(184,180)	(394,731)	(221,043)	(341,900)	(301,243)

Units Outstanding at December 31, 2011	1,571,969	3,671,834	3,911,919	2,833,235	2,890,742	4,075,978	2,999,681	2,367,529	1,563,311	988,420

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/American Funds Growth-Income Portfolio	JNL/American Funds International Portfolio	JNL/American Funds New World Portfolio	JNL/BlackRock Commodity Securities Portfolio	JNL/BlackRock Global Allocation Portfolio	JNL/Brookfield Global Infrastructure Portfolio(a)	JNL/Capital Guardian Global Balanced Portfolio	JNL/Capital Guardian Global Diversified Research Portfolio	JNL/Capital Guardian U.S. Growth Equity Portfolio	JNL/Eagle Core Equity Portfolio
Operations
Net investment income (loss)	$(192,297)	$(73,370)	$(88,620)	$(391,538)	$(124,782)	$(62)	$(99,686)	$(72,154)	$(272,285)	$(68,751)
Net realized gain (loss) on investments	27,995	(137,056)	(44,404)	1,019,573	22,465	38	41,548	166,007	563,142	55,179
Net change in unrealized appreciation
(depreciation) on investments	(912,721)	(1,806,743)	(1,654,962)	(4,485,704)	(587,321)	1,365	(1,173,980)	(785,547)	(580,299)	(190,575)
Net increase (decrease) in net assets
from operations	(1,077,023)	(2,017,169)	(1,787,986)	(3,857,669)	(689,638)	1,341	(1,232,118)	(691,694)	(289,442)	(204,147)

Contract transactions 1
Purchase payments (Note 4)	18,072,215	7,690,620	7,679,989	12,024,922	9,926,977	29,753	3,182,311	1,453,043	3,763,913	2,486,045
Surrenders and terminations	(395,043)	(221,438)	(317,483)	(1,839,274)	(347,405)	-	(1,442,946)	(439,771)	(1,066,675)	(747,472)
Transfers between portfolios	3,803,880	1,821,291	2,492,354	2,461,950	2,538,015	319,264	132,182	(536,887)	(462,713)	493,891
Net annuitization transactions	-	-	-	(4,384)	-	-	-	-	-	-
Policyholder charges (Note 3)	(274,650)	(111,365)	(109,647)	(248,410)	(146,909)	(73)	(97,616)	(55,855)	(119,083)	(44,847)
Net increase (decrease) in net assets from
contract transactions	21,206,402	9,179,108	9,745,213	12,394,804	11,970,678	348,944	1,773,931	420,530	2,115,442	2,187,617

Net increase (decrease) in net assets	20,129,379	7,161,939	7,957,227	8,537,135	11,281,040	350,285	541,813	(271,164)	1,826,000	1,983,470

Net assets beginning of period	9,854,110	4,824,671	5,159,733	31,623,300	7,298,193	-	18,133,177	11,063,356	20,024,681	5,549,587

Net assets end of period	$29,983,489	$11,986,610	$13,116,960	$40,160,435	$18,579,233	$350,285	$18,674,990	$10,792,192	$21,850,681	$7,533,057

1 Contract unit transactions
Units Outstanding at December 31, 2010	952,515	449,274	458,931	2,830,894	707,594	-	1,567,859	481,535	908,743	353,553

Units Issued	2,251,023	1,025,829	1,118,584	1,816,322	1,344,473	35,690	425,816	94,666	254,026	238,695
Units Redeemed	(191,867)	(150,798)	(194,704)	(708,281)	(149,909)	(1,848)	(272,044)	(85,283)	(186,102)	(110,196)

Units Outstanding at December 31, 2011	3,011,671	1,324,305	1,382,811	3,938,935	1,902,158	33,842	1,721,631	490,918	976,667	482,052

(a) Commencement of operations December 12, 2011.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/Eagle SmallCap Equity Portfolio	JNL/Franklin Templeton Founding Strategy Portfolio	JNL/Franklin Templeton Global Growth Portfolio	JNL/Franklin Templeton Global Multisector Bond Portfolio(a)	JNL/Franklin Templeton Income Portfolio	JNL/Franklin Templeton Inter- national Small Cap Growth Portfolio	JNL/Franklin Templeton Mutual Shares Portfolio	JNL/Franklin Templeton Small Cap Value Portfolio	JNL/ Goldman Sachs Core Plus Bond Portfolio	JNL/Goldman Sachs Emerging Markets Debt Portfolio
Operations
Net investment income (loss)	$(569,178)	$(81,182)	$(68,474)	$-	$1,641,720	$(12,807)	$213,292	$(179,393)	$120,831	$628,676
Net realized gain (loss) on investments	3,878,778	392,221	(23,072)	-	609,413	212,930	253,856	581,411	1,374,893	671,608
Net change in unrealized appreciation
(depreciation) on investments	(5,443,996)	(2,387,698)	(952,827)	-	(2,095,475)	(1,806,554)	(972,922)	(819,214)	(294,254)	(2,641,681)
Net increase (decrease) in net assets
from operations	(2,134,396)	(2,076,659)	(1,044,373)	-	155,658	(1,606,431)	(505,774)	(417,196)	1,201,470	(1,341,397)

Contract transactions 1
Purchase payments (Note 4)	11,926,687	11,441,170	3,029,767	-	16,271,078	2,443,809	6,321,439	5,130,400	6,187,876	4,991,421
Surrenders and terminations	(1,625,849)	(2,899,013)	(880,372)	-	(4,595,595)	(235,738)	(1,252,305)	(612,123)	(1,782,924)	(599,866)
Transfers between portfolios	1,044,082	(1,778,878)	1,740,675	-	1,908,196	(111,634)	933,983	(842,414)	1,085,686	(151,275)
Net annuitization transactions	-	-	-	-	-	-	-	-	-	(1,137)
Policyholder charges (Note 3)	(189,846)	(358,535)	(80,542)	-	(420,337)	(59,301)	(175,031)	(105,714)	(171,189)	(146,078)
Net increase (decrease) in net assets from
contract transactions	11,155,074	6,404,744	3,809,528	-	13,163,342	2,037,136	5,828,086	3,570,149	5,319,449	4,093,065

Net increase (decrease) in net assets	9,020,678	4,328,085	2,765,155	-	13,319,000	430,705	5,322,312	3,152,953	6,520,919	2,751,668

Net assets beginning of period	29,936,116	57,185,476	9,349,260	-	53,897,459	8,310,775	17,073,033	13,063,817	23,678,347	14,481,626

Net assets end of period	$38,956,794	$61,513,561	$12,114,415	$-	$67,216,459	$8,741,480	$22,395,345	$16,216,770	$30,199,266	$17,233,294

1 Contract unit transactions
Units Outstanding at December 31, 2010	1,107,065	6,588,284	1,188,452	-	4,941,355	1,043,553	2,068,582	1,037,531	1,083,581	1,086,663

Units Issued	984,432	1,990,996	712,848	-	2,173,405	534,035	1,138,585	643,420	521,604	646,974
Units Redeemed	(601,283)	(1,284,389)	(235,886)	-	(1,014,400)	(275,264)	(435,888)	(336,008)	(295,146)	(355,392)

Units Outstanding at December 31, 2011	1,490,214	7,294,891	1,665,414	-	6,100,360	1,302,324	2,771,279	1,344,943	1,310,039	1,378,245

(a) Commencement of operations December 12, 2011.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/ Goldman Sachs Mid Cap Value Portfolio	JNL/Goldman Sachs U.S. Equity Flex Portfolio	JNL/Invesco Global Real Estate Portfolio	JNL/Invesco International Growth Portfolio	JNL/Invesco Large Cap Growth Portfolio	JNL/Invesco Small Cap Growth Portfolio	JNL/Ivy Asset Strategy Portfolio	JNL/JPMorgan International Value Portfolio	JNL/JPMorgan MidCap Growth Portfolio	JNL/JPMorgan U.S. Government & Quality Bond Portfolio
Operations
Net investment income (loss)	$(114,812)	$(81,688)	$202,658	$(172,027)	$(236,031)	$(186,064)	$(639,121)	$230,106	$(312,424)	$292,857
Net realized gain (loss) on investments	858,687	13,017	(112,238)	149,080	589,825	751,685	218,782	(1,956,253)	1,432,347	573,920
Net change in unrealized appreciation
(depreciation) on investments	(2,233,766)	(658,329)	(1,929,432)	(1,620,755)	(2,007,500)	(1,694,091)	(5,051,118)	(2,109,131)	(2,887,937)	1,284,344
Net increase (decrease) in net assets
from operations	(1,489,891)	(727,000)	(1,839,012)	(1,643,702)	(1,653,706)	(1,128,470)	(5,471,457)	(3,835,278)	(1,768,014)	2,151,121

Contract transactions 1
Purchase payments (Note 4)	6,286,104	766,938	6,547,668	4,874,271	4,315,826	3,566,212	21,381,188	3,203,538	3,073,873	8,522,818
Surrenders and terminations	(440,022)	(180,257)	(828,406)	(1,232,389)	(1,023,272)	(926,678)	(1,138,777)	(1,244,228)	(1,467,490)	(2,816,580)
Transfers between portfolios	6,727,363	(143,480)	(1,225,700)	(1,725,151)	884,912	(148,080)	8,826,484	1,127,019	570,869	3,696,936
Net annuitization transactions	-	-	-	-	-	-	(4,728)	(25,578)	-	(450,471)
Policyholder charges (Note 3)	(117,610)	(36,694)	(124,341)	(110,286)	(105,208)	(56,596)	(498,449)	(83,742)	(75,296)	(204,787)
Net increase (decrease) in net assets from
contract transactions	12,455,835	406,507	4,369,221	1,806,445	4,072,258	2,434,858	28,565,718	2,977,009	2,101,956	8,747,916

Net increase (decrease) in net assets	10,965,944	(320,493)	2,530,209	162,743	2,418,552	1,306,388	23,094,261	(858,269)	333,942	10,899,037

Net assets beginning of period	11,927,668	5,597,727	16,691,213	18,690,943	13,781,275	9,681,115	30,214,491	18,236,946	19,305,101	24,533,169

Net assets end of period	$22,893,612	$5,277,234	$19,221,422	$18,853,686	$16,199,827	$10,987,503	$53,308,752	$17,378,677	$19,639,043	$35,432,206

1 Contract unit transactions
Units Outstanding at December 31, 2010	913,592	649,725	1,354,231	1,181,437	1,123,950	637,395	2,696,388	1,431,547	883,839	1,348,797

Units Issued	1,188,652	193,489	838,837	434,187	857,356	668,214	2,810,121	846,447	355,348	940,962
Units Redeemed	(199,896)	(146,917)	(505,212)	(332,173)	(548,227)	(562,259)	(281,727)	(692,075)	(293,717)	(499,217)

Units Outstanding at December 31, 2011	1,902,348	696,297	1,687,856	1,283,451	1,433,079	743,350	5,224,782	1,585,919	945,470	1,790,542

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/Lazard Emerging Markets Portfolio	JNL/Lazard Mid Cap Equity Portfolio	JNL/M&G Global Basics Portfolio	JNL/M&G Global Leaders Portfolio	JNL/MCM 10 x 10 Portfolio	JNL/MCM 25 Portfolio	JNL/MCM Bond Index Portfolio	JNL/MCM Communications Sector Portfolio	JNL/MCM Consumer Brands Sector Portfolio	JNL/MCM Dow Dividend Portfolio
Operations
Net investment income (loss)	$(275,904)	$(140,289)	$(28,749)	$(13,279)	$(17,570)	$191,444	$343,223	$64,250	$(42,856)	$281,615
Net realized gain (loss) on investments	2,108,870	168,243	63,740	142,505	162,167	1,626,366	589,727	27,350	205,670	(399,389)
Net change in unrealized appreciation
(depreciation) on investments	(11,983,217)	(1,053,757)	(359,888)	(363,923)	(1,475,553)	(299,409)	366,651	(332,919)	(52,060)	936,900
Net increase (decrease) in net assets
from operations	(10,150,251)	(1,025,803)	(324,897)	(234,697)	(1,330,956)	1,518,401	1,299,601	(241,319)	110,754	819,126

Contract transactions 1
Purchase payments (Note 4)	10,609,313	3,113,410	983,113	1,032,171	6,862,031	3,878,184	3,924,543	1,193,091	1,558,458	4,945,844
Surrenders and terminations	(2,186,872)	(1,156,972)	(117,284)	(34,663)	(1,522,506)	(1,297,113)	(2,171,658)	(189,667)	(146,736)	(761,046)
Transfers between portfolios	(13,713,217)	(582,150)	367,255	(157,272)	(1,179,651)	(8,323,579)	2,715,514	1,251,964	774,042	(547,507)
Net annuitization transactions	(4,966)	-	-	-	-	-	-	-	(24,291)	(32,253)
Policyholder charges (Note 3)	(323,598)	(60,345)	(16,761)	(12,087)	(170,070)	(85,216)	(87,722)	(23,316)	(27,051)	(105,753)
Net increase (decrease) in net assets from
contract transactions	(5,619,340)	1,313,943	1,216,323	828,149	3,989,804	(5,827,724)	4,380,677	2,232,072	2,134,422	3,499,285

Net increase (decrease) in net assets	(15,769,591)	288,140	891,426	593,452	2,658,848	(4,309,323)	5,680,278	1,990,753	2,245,176	4,318,411

Net assets beginning of period	56,930,536	13,799,529	1,664,376	1,296,831	28,350,841	26,660,420	22,460,718	4,063,362	3,220,260	17,318,096

Net assets end of period	$41,160,945	$14,087,669	$2,555,802	$1,890,283	$31,009,689	$22,351,097	$28,140,996	$6,054,115	$5,465,436	$21,636,507

1 Contract unit transactions
Units Outstanding at December 31, 2010	4,060,448	716,317	113,388	103,443	3,273,453	1,940,572	1,725,391	746,329	286,581	2,557,810

Units Issued	1,243,739	231,466	124,328	123,539	991,136	681,907	650,156	1,171,414	406,873	1,151,117
Units Redeemed	(1,686,228)	(165,901)	(37,493)	(53,613)	(554,752)	(1,102,539)	(331,242)	(735,602)	(230,834)	(641,532)

Units Outstanding at December 31, 2011	3,617,959	781,882	200,223	173,369	3,709,837	1,519,940	2,044,305	1,182,141	462,620	3,067,395

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/MCM Emerging Markets Index Portfolio(a)	JNL/MCM European 30 Portfolio	JNL/MCM Financial Sector Portfolio	JNL/MCM Global Alpha Portfolio	JNL/MCM Healthcare Sector Portfolio	JNL/MCM Index 5 Portfolio	JNL/MCM International Index Portfolio	JNL/MCM JNL 5 Portfolio	JNL/MCM JNL Optimized 5 Portfolio	JNL/MCM Nasdaq 25 Portfolio
Operations
Net investment income (loss)	$(21)	$6,452	$(118,104)	$(11,409)	$(103,600)	$(195,808)	$336,218	$3,655,629	$75,515	$(74,966)
Net realized gain (loss) on investments	-	85,388	7,631	32,863	425,765	641,909	(950,740)	(11,457,932)	(104,422)	320,621
Net change in unrealized appreciation
(depreciation) on investments	(405)	(238,093)	(1,606,161)	4,766	753,815	(2,155,084)	(4,544,059)	(1,152,747)	(4,063,834)	(217,300)
Net increase (decrease) in net assets
from operations	(426)	(146,253)	(1,716,634)	26,220	1,075,980	(1,708,983)	(5,158,581)	(8,955,050)	(4,092,741)	28,355

Contract transactions 1
Purchase payments (Note 4)	38,472	435,627	2,040,376	1,020,185	5,074,526	13,905,311	5,464,143	12,582,781	3,065,324	1,434,130
Surrenders and terminations	(31)	(69,818)	(609,108)	(37,650)	(829,803)	(1,148,133)	(3,417,919)	(19,195,144)	(1,415,091)	(225,821)
Transfers between portfolios	75,168	(21,298)	692,937	181,549	1,819,808	2,157,719	534,328	(14,324,177)	(541,611)	153,094
Net annuitization transactions	-	-	-	-	-	-	(7,727)	(224,608)	-	-
Policyholder charges (Note 3)	-	(11,784)	(57,394)	(15,704)	(98,876)	(188,945)	(133,295)	(442,354)	(140,264)	(28,076)
Net increase (decrease) in net assets from
contract transactions	113,609	332,727	2,066,811	1,148,380	5,965,655	14,725,952	2,439,530	(21,603,502)	968,358	1,333,327

Net increase (decrease) in net assets	113,183	186,474	350,177	1,174,600	7,041,635	13,016,969	(2,719,051)	(30,558,552)	(3,124,383)	1,361,682

Net assets beginning of period	-	1,305,737	9,304,134	917,015	11,108,208	29,866,828	34,076,029	255,346,979	33,785,801	5,544,742

Net assets end of period	$113,183	$1,492,211	$9,654,311	$2,091,615	$18,149,843	$42,883,797	$31,356,978	$224,788,427	$30,661,418	$6,906,424

1 Contract unit transactions
Units Outstanding at December 31, 2010	-	109,176	1,247,372	89,304	971,115	3,123,404	2,261,041	23,278,571	3,516,407	500,625

Units Issued	12,530	77,630	2,677,756	139,937	1,015,195	1,804,521	737,174	1,751,428	709,545	395,046
Units Redeemed	(3)	(50,023)	(2,415,702)	(27,893)	(537,389)	(275,612)	(596,010)	(3,780,321)	(624,980)	(275,457)

Units Outstanding at December 31, 2011	12,527	136,783	1,509,426	201,348	1,448,921	4,652,313	2,402,205	21,249,678	3,600,972	620,214

(a) Commencement of operations August 29, 2011.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/MCM NYSE International 25 Portfolio	JNL/MCM Oil & Gas Sector Portfolio	JNL/MCM Pacific Rim 30 Portfolio	JNL/MCM S&P 24 Portfolio	JNL/MCM S&P 400 MidCap Index Portfolio	JNL/MCM S&P 500 Index Portfolio	JNL/MCM S&P SMid 60 Portfolio	JNL/MCM Select Small-Cap Portfolio	JNL/MCM Small Cap Index Portfolio	JNL/MCM Technology Sector Portfolio
Operations
Net investment income (loss)	$40,618	$(353,344)	$(4,174)	$(21,185)	$(382,645)	$435,741	$(98,431)	$(40,621)	$(282,066)	$(329,972)
Net realized gain (loss) on investments	(201,959)	1,349,302	231,094	45,428	3,100,479	2,407,797	784,102	(507,488)	2,194,552	2,182,597
Net change in unrealized appreciation
(depreciation) on investments	(1,595,909)	(1,354,684)	(301,672)	41,766	(4,248,170)	(3,475,197)	(1,780,557)	522,757	(3,786,988)	(2,512,658)
Net increase (decrease) in net assets
from operations	(1,757,250)	(358,726)	(74,752)	66,009	(1,530,336)	(631,659)	(1,094,886)	(25,352)	(1,874,502)	(660,033)

Contract transactions 1
Purchase payments (Note 4)	915,366	10,812,484	1,178,941	446,232	6,056,238	14,441,334	1,608,953	1,057,755	4,445,554	5,505,963
Surrenders and terminations	(260,770)	(2,394,673)	(166,168)	(44,068)	(3,786,727)	(5,662,667)	(370,916)	(612,368)	(3,185,836)	(760,030)
Transfers between portfolios	349,274	2,565,949	(1,075,385)	292,176	(1,064,625)	21,605,106	56,101	(1,055,518)	(1,019,831)	(2,483,615)
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(22,059)	(233,130)	(26,331)	(7,046)	(116,306)	(524,741)	(32,375)	(19,756)	(87,191)	(132,085)
Net increase (decrease) in net assets from
contract transactions	981,811	10,750,630	(88,943)	687,294	1,088,580	29,859,032	1,261,763	(629,887)	152,696	2,130,233

Net increase (decrease) in net assets	(775,439)	10,391,904	(163,695)	753,303	(441,756)	29,227,373	166,877	(655,239)	(1,721,806)	1,470,200

Net assets beginning of period	6,019,564	30,493,279	3,375,534	1,552,338	35,870,995	65,927,693	11,166,607	8,067,684	31,065,969	19,316,718

Net assets end of period	$5,244,125	$40,885,183	$3,211,839	$2,305,641	$35,429,239	$95,155,066	$11,333,484	$7,412,445	$29,344,163	$20,786,918

1 Contract unit transactions
Units Outstanding at December 31, 2010	730,488	993,661	259,887	162,583	2,175,353	6,111,514	976,568	638,919	2,092,402	2,843,086

Units Issued	305,633	801,581	143,547	113,223	663,488	4,390,757	335,207	145,006	509,271	2,745,823
Units Redeemed	(185,721)	(493,072)	(147,414)	(42,407)	(620,755)	(1,655,339)	(221,800)	(201,425)	(507,191)	(2,489,600)

Units Outstanding at December 31, 2011	850,400	1,302,170	256,020	233,399	2,218,086	8,846,932	1,089,975	582,500	2,094,482	3,099,309

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/MCM Value Line 30 Portfolio	JNL/MCM VIP Portfolio	JNL/ Oppenheimer Global Growth Portfolio	JNL/PAM Asia ex-Japan Portfolio	JNL/PAM China-India Portfolio	JNL/PIMCO Real Return Portfolio	JNL/PIMCO Total Return Bond Portfolio	JNL/PPM America Floating Rate Income Portfolio	JNL/ PPM America High Yield Bond Portfolio	JNL/ PPM America Mid Cap Value Portfolio
Operations
Net investment income (loss)	$(579,632)	$(38,639)	$(242,860)	$(92,385)	$(270,883)	$(362,676)	$2,671,585	$(36,754)	$2,573,396	$(51,917)
Net realized gain (loss) on investments	(1,467,707)	(700,254)	155,968	898,161	1,398,753	3,959,714	618,631	(58,952)	1,205,448	106,414
Net change in unrealized appreciation
(depreciation) on investments	(7,092,780)	173,810	(2,706,797)	(2,853,575)	(8,309,173)	1,816,291	1,798,849	37,466	(2,400,116)	(493,446)
Net increase (decrease) in net assets
from operations	(9,140,119)	(565,083)	(2,793,689)	(2,047,799)	(7,181,303)	5,413,329	5,089,065	(58,240)	1,378,728	(438,949)

Contract transactions 1
Purchase payments (Note 4)	1,642,446	1,713,625	6,657,149	1,942,966	6,732,945	19,255,097	44,664,632	5,247,091	11,520,272	1,265,373
Surrenders and terminations	(2,280,646)	(662,668)	(1,259,745)	(283,587)	(635,739)	(3,482,823)	(11,964,074)	(31,387)	(2,772,506)	(91,438)
Transfers between portfolios	7,148,859	(964,815)	1,610,432	(999,110)	(850,918)	9,640,694	(765,468)	673,986	1,943,688	120,769
Net annuitization transactions	(4,483)	-	-	-	-	(12,228)	(1,106)	-	-	-
Policyholder charges (Note 3)	(60,718)	(32,794)	(135,121)	(54,656)	(160,710)	(467,079)	(1,327,791)	(23,863)	(249,200)	(34,330)
Net increase (decrease) in net assets from
contract transactions	6,445,458	53,348	6,872,715	605,613	5,085,578	24,933,661	30,606,193	5,865,827	10,442,254	1,260,374

Net increase (decrease) in net assets	(2,694,661)	(511,735)	4,079,026	(1,442,186)	(2,095,725)	30,346,990	35,695,258	5,807,587	11,820,982	821,425

Net assets beginning of period	31,853,672	11,904,511	21,461,730	9,192,808	21,617,761	45,867,748	155,395,705	-	38,138,201	2,878,712

Net assets end of period	$29,159,011	$11,392,776	$25,540,756	$7,750,622	$19,522,036	$76,214,738	$191,090,963	$5,807,587	$49,959,183	$3,700,137

1 Contract unit transactions
Units Outstanding at December 31, 2010	2,563,555	1,069,134	1,569,805	975,198	2,520,101	3,628,265	8,811,512	-	2,558,222	276,200

Units Issued	1,129,731	221,986	739,264	437,901	1,470,853	2,607,961	3,445,033	790,659	1,921,908	266,254
Units Redeemed	(603,956)	(211,441)	(249,619)	(353,379)	(783,506)	(758,222)	(1,831,609)	(204,600)	(1,248,938)	(152,872)

Units Outstanding at December 31, 2011	3,089,330	1,079,679	2,059,450	1,059,720	3,207,448	5,478,004	10,424,936	586,059	3,231,192	389,582

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/ PPM America Small Cap Value Portfolio	JNL/ PPM America Value Equity Portfolio	JNL/ Red Rocks Listed Private Equity Portfolio	JNL/S&P 4 Portfolio	JNL/S&P Competitive Advantage Portfolio	JNL/S&P Dividend Income & Growth Portfolio	JNL/S&P Intrinsic Value Portfolio	JNL/ S&P Managed Aggressive Growth Portfolio	JNL/ S&P Managed Conservative Portfolio	JNL/ S&P Managed Growth Portfolio
Operations
Net investment income (loss)	$(37,328)	$(19,295)	$810,483	$1,606,336	$(51,628)	$51,137	$(51,757)	$(799,788)	$649,250	$(1,647,932)
Net realized gain (loss) on investments	313,086	121,165	413,338	2,800,548	960,225	1,036,145	378,372	1,871,139	2,296,866	3,623,215
Net change in unrealized appreciation
(depreciation) on investments	(543,059)	(348,137)	(4,471,121)	(2,490,691)	(706,741)	816,192	(1,541,317)	(6,625,446)	(1,582,996)	(11,928,207)
Net increase (decrease) in net assets
from operations	(267,301)	(246,267)	(3,247,300)	1,916,193	201,856	1,903,474	(1,214,702)	(5,554,095)	1,363,120	(9,952,924)

Contract transactions 1
Purchase payments (Note 4)	907,970	596,528	3,734,797	9,531,039	756,489	8,058,709	2,629,962	11,525,292	24,360,606	40,116,321
Surrenders and terminations	(63,450)	(509,086)	(586,448)	(1,950,017)	(216,659)	(617,998)	(430,434)	(8,684,852)	(7,848,230)	(11,517,781)
Transfers between portfolios	(40,709)	(1,068,838)	3,636,473	(2,806,666)	(2,077,751)	7,421,151	10,287,726	1,609,750	442,788	(1,871,343)
Net annuitization transactions	-	-	-	-	-	-	-	(4,861)	-	-
Policyholder charges (Note 3)	(28,371)	(21,099)	(91,627)	(209,674)	(18,014)	(174,267)	(43,235)	(372,227)	(722,035)	(954,427)
Net increase (decrease) in net assets from
contract transactions	775,440	(1,002,495)	6,693,195	4,564,682	(1,555,935)	14,687,595	12,444,019	4,073,102	16,233,129	25,772,770

Net increase (decrease) in net assets	508,139	(1,248,762)	3,445,895	6,480,875	(1,354,079)	16,591,069	11,229,317	(1,480,993)	17,596,249	15,819,846

Net assets beginning of period	2,589,196	5,414,150	5,977,442	46,655,478	5,117,229	11,456,915	4,508,146	69,459,420	88,158,503	168,908,532

Net assets end of period	$3,097,335	$4,165,388	$9,423,337	$53,136,353	$3,763,150	$28,047,984	$15,737,463	$67,978,427	$105,754,752	$184,728,378

1 Contract unit transactions
Units Outstanding at December 31, 2010	249,923	394,928	587,609	4,471,298	474,282	1,136,030	414,392	4,957,226	7,440,699	11,485,332

Units Issued	204,566	96,795	1,474,031	1,571,797	492,360	2,077,503	1,718,789	2,897,829	2,830,046	4,041,597
Units Redeemed	(124,646)	(171,640)	(911,400)	(1,158,157)	(648,372)	(697,985)	(753,841)	(2,728,757)	(1,485,610)	(2,423,113)

Units Outstanding at December 31, 2011	329,843	320,083	1,150,240	4,884,938	318,270	2,515,548	1,379,340	5,126,298	8,785,135	13,103,816

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2011

	JNL/ S&P Managed Moderate Portfolio	JNL/ S&P Managed Moderate Growth Portfolio	JNL/S&P Total Yield Portfolio	JNL/T. Rowe Price Established Growth Portfolio	JNL/T. Rowe Price Mid-Cap Growth Portfolio	JNL/T. Rowe Price Short-Term Bond Portfolio	JNL/T. Rowe Price Value Portfolio	JNL/WMC Balanced Portfolio	JNL/WMC Money Market Portfolio	JNL/WMC Value Portfolio
Operations
Net investment income (loss)	$567,368	$88,258	$(8,985)	$(979,195)	$(1,159,432)	$(61,918)	$(51,839)	$(248,252)	$(584,033)	$(121,941)
Net realized gain (loss) on investments	3,142,139	6,908,538	95,491	1,924,263	9,252,257	(1,235)	(66,621)	914,609	324	360,193
Net change in unrealized appreciation
(depreciation) on investments	(5,661,360)	(15,182,441)	(367,102)	(3,379,476)	(10,850,935)	(1,436)	(1,266,310)	332,819	-	(1,137,830)
Net increase (decrease) in net assets
from operations	(1,951,853)	(8,185,645)	(280,596)	(2,434,408)	(2,758,110)	(64,589)	(1,384,770)	999,176	(583,709)	(899,578)

Contract transactions 1
Purchase payments (Note 4)	45,817,231	64,141,307	1,032,915	13,458,483	14,974,889	6,514,391	6,042,973	22,027,862	43,625,361	4,848,995
Surrenders and terminations	(9,457,762)	(14,501,478)	(50,039)	(4,318,191)	(4,284,209)	(1,173,668)	(2,583,889)	(3,672,215)	(10,664,313)	(1,132,734)
Transfers between portfolios	3,467,800	7,040,293	391,433	5,491,525	(570,000)	1,091,963	2,559,882	2,159,090	(16,551,079)	890,164
Net annuitization transactions	(55,499)	(127,547)	-	-	(2,438)	-	-	(18,745)	-	(1,197)
Policyholder charges (Note 3)	(1,238,496)	(1,622,100)	(25,214)	(344,413)	(343,142)	(137,336)	(135,529)	(552,670)	(275,251)	(111,174)
Net increase (decrease) in net assets from
contract transactions	38,533,274	54,930,475	1,349,095	14,287,404	9,775,100	6,295,350	5,883,437	19,943,322	16,134,718	4,494,054

Net increase (decrease) in net assets	36,581,421	46,744,830	1,068,499	11,852,996	7,016,990	6,230,761	4,498,667	20,942,498	15,551,009	3,594,476

Net assets beginning of period	146,451,063	210,716,117	1,932,912	54,173,715	68,198,227	13,770,108	30,599,249	56,078,412	25,380,754	19,318,693

Net assets end of period	$183,032,484	$257,460,947	$3,001,411	$66,026,711	$75,215,217	$20,000,869	$35,097,916	$77,020,910	$40,931,763	$22,913,169

1 Contract unit transactions
Units Outstanding at December 31, 2010	11,837,377	14,293,300	199,339	2,000,459	1,490,061	1,319,661	2,125,744	2,044,650	2,031,293	984,256

Units Issued	4,626,555	5,529,822	226,121	997,210	555,733	1,275,636	1,005,550	1,006,321	9,590,935	404,002
Units Redeemed	(1,582,031)	(1,952,833)	(93,619)	(546,558)	(370,167)	(676,930)	(608,604)	(312,014)	(8,282,215)	(179,565)

Units Outstanding at December 31, 2011	14,881,901	17,870,289	331,841	2,451,111	1,675,627	1,918,367	2,522,690	2,738,957	3,340,013	1,208,693

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL Institutional Alt 20 Portfolio	JNL Institutional Alt 35 Portfolio	JNL Institutional Alt 50 Portfolio	JNL Institutional Alt 65 Portfolio	JNL/American Funds Blue Chip Income and Growth Portfolio(a)	JNL/American Funds Global Bond Portfolio(a)	JNL/American Funds Global Small Capitalization Portfolio(a)	JNL/American Funds Growth-Income Portfolio(a)	JNL/American Funds International Portfolio(a)	JNL/American Funds New World Portfolio(a)
Operations
Net investment income (loss)	$(96,729)	$(63,347)	$(132,529)	$(9,411)	$(47,193)	$(24,293)	$(30,955)	$(42,391)	$(22,912)	$(22,442)
Net realized gain (loss) on investments	51,174	75,517	85,244	145,111	8,040	2,697	38,001	40,572	30,131	36,502
Net change in unrealized appreciation
(depreciation) on investments	1,901,526	1,763,003	3,125,072	1,923,426	833,926	37,615	622,031	862,587	373,528	418,615
Net increase (decrease) in net assets
from operations	1,855,971	1,775,173	3,077,787	2,059,126	794,773	16,019	629,077	860,768	380,747	432,675

Contract transactions 1
Purchase payments (Note 4)	12,909,049	9,882,962	16,279,086	7,554,524	7,636,271	4,070,867	2,654,143	7,887,694	3,899,641	3,466,477
Surrenders and terminations	(334,152)	(295,345)	(629,700)	(385,776)	(127,788)	(73,812)	(68,716)	(131,736)	(43,812)	(62,168)
Transfers between portfolios	3,441,923	2,325,687	3,190,957	28,758,114	1,093,232	1,693,816	3,195,532	1,237,445	588,126	1,322,812
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(544)	(2,085)	(3,017)	(2,235)	(77)	(35)	(868)	(61)	(31)	(63)
Net increase (decrease) in net assets from
contract transactions	16,016,276	11,911,219	18,837,326	35,924,627	8,601,638	5,690,836	5,780,091	8,993,342	4,443,924	4,727,058

Net increase (decrease) in net assets	17,872,247	13,686,392	21,915,113	37,983,753	9,396,411	5,706,855	6,409,168	9,854,110	4,824,671	5,159,733

Net assets beginning of period	4,545,231	4,542,911	10,571,761	4,142,680	-	-	-	-	-	-

Net assets end of period	$22,417,478	$18,229,303	$32,486,874	$42,126,433	$9,396,411	$5,706,855	$6,409,168	$9,854,110	$4,824,671	$5,159,733

1 Contract unit transactions
Units Outstanding at December 31, 2009	361,252	347,489	788,104	300,164	-	-	-	-	-	-

Units Issued	1,303,386	982,194	1,478,288	2,497,368	1,082,722	560,569	723,237	984,682	480,995	491,357
Units Redeemed	(64,118)	(92,861)	(126,174)	(122,713)	(169,192)	(8,505)	(141,982)	(32,167)	(31,721)	(32,426)

Units Outstanding at December 31, 2010	1,600,520	1,236,822	2,140,218	2,674,819	913,530	552,064	581,255	952,515	449,274	458,931

(a) Commencement of operations May 3, 2010.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/BlackRock Commodity Securities Portfolio	JNL/BlackRock Global Allocation Portfolio(a)	JNL/Capital Guardian Global Balanced Portfolio	JNL/Capital Guardian Global Diversified Research Portfolio	JNL/Capital Guardian U.S. Growth Equity Portfolio	JNL/Eagle Core Equity Portfolio	JNL/Eagle SmallCap Equity Portfolio	JNL/Franklin Templeton Founding Strategy Portfolio	JNL/Franklin Templeton Global Growth Portfolio	JNL/Franklin Templeton Income Portfolio
Operations
Net investment income (loss)	$(370,850)	$(9,532)	$(77,976)	$(89,260)	$(243,472)	$(55,854)	$(197,856)	$718,026	$(3,355)	$1,105,627
Net realized gain (loss) on investments	(345,046)	101	(249,112)	(104,706)	155,690	(247,296)	416,177	(297,033)	(97,020)	63,664
Net change in unrealized appreciation
(depreciation) on investments	4,736,672	140,578	1,517,764	1,159,020	2,234,413	790,210	4,197,299	3,882,066	645,604	3,470,627
Net increase (decrease) in net assets
from operations	4,020,776	131,147	1,190,676	965,054	2,146,631	487,060	4,415,620	4,303,059	545,229	4,639,918

Contract transactions 1
Purchase payments (Note 4)	6,959,483	5,208,719	3,735,207	2,795,685	4,470,718	1,719,428	4,044,743	13,628,500	2,953,891	13,556,456
Surrenders and terminations	(1,314,000)	(9,148)	(1,373,572)	(602,396)	(996,301)	(759,685)	(866,277)	(2,725,031)	(342,405)	(2,507,392)
Transfers between portfolios	(6,357,618)	1,967,518	604,992	(946,041)	(551,900)	(204,915)	12,082,939	403,452	364,019	3,536,865
Net annuitization transactions	-	-	-	(290)	-	-	-	-	-	-
Policyholder charges (Note 3)	(16,203)	(43)	(9,308)	(3,313)	(6,359)	(6,840)	(5,393)	(45,783)	(3,790)	(21,013)
Net increase (decrease) in net assets from
contract transactions	(728,338)	7,167,046	2,957,319	1,243,645	2,916,158	747,988	15,256,012	11,261,138	2,971,715	14,564,916

Net increase (decrease) in net assets	3,292,438	7,298,193	4,147,995	2,208,699	5,062,789	1,235,048	19,671,632	15,564,197	3,516,944	19,204,834

Net assets beginning of period	28,330,862	-	13,985,182	8,854,657	14,961,892	4,314,539	10,264,484	41,621,279	5,832,316	34,692,625

Net assets end of period	$31,623,300	$7,298,193	$18,133,177	$11,063,356	$20,024,681	$5,549,587	$29,936,116	$57,185,476	$9,349,260	$53,897,459

1 Contract unit transactions
Units Outstanding at December 31, 2009	2,933,991	-	1,299,082	445,523	800,330	327,716	520,649	5,213,865	782,372	3,530,627

Units Issued	1,467,495	709,539	501,314	192,256	514,171	166,503	1,017,763	2,213,085	561,735	1,874,090
Units Redeemed	(1,570,592)	(1,945)	(232,537)	(156,244)	(405,758)	(140,666)	(431,347)	(838,666)	(155,655)	(463,362)

Units Outstanding at December 31, 2010	2,830,894	707,594	1,567,859	481,535	908,743	353,553	1,107,065	6,588,284	1,188,452	4,941,355

(a) Commencement of operations October 11, 2010.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/Franklin Templeton Inter- national Small Cap Growth Portfolio	JNL/Franklin Templeton Mutual Shares Portfolio	JNL/Franklin Templeton Small Cap Value Portfolio	JNL/ Goldman Sachs Core Plus Bond Portfolio	JNL/Goldman Sachs Emerging Markets Debt Portfolio	JNL/ Goldman Sachs Mid Cap Value Portfolio	JNL/Goldman Sachs U.S. Equity Flex Portfolio	JNL/Invesco Global Real Estate Portfolio	JNL/Invesco International Growth Portfolio	JNL/Invesco Large Cap Growth Portfolio
Operations
Net investment income (loss)	$(23,141)	$(205,307)	$(86,220)	$226,769	$(26,136)	$(79,508)	$(36,487)	$438,133	$(186,310)	$(146,496)
Net realized gain (loss) on investments	134,027	(5,287)	112,438	533,036	486,388	(80,611)	(1,504)	(719,518)	(458,848)	6,006
Net change in unrealized appreciation
(depreciation) on investments	1,052,056	1,554,453	1,952,589	283,052	734,438	1,935,015	429,976	1,978,180	2,672,050	1,893,795
Net increase (decrease) in net assets
from operations	1,162,942	1,343,859	1,978,807	1,042,857	1,194,690	1,774,896	391,985	1,696,795	2,026,892	1,753,305

Contract transactions 1
Purchase payments (Note 4)	2,157,908	5,832,192	2,770,145	6,024,564	5,349,926	4,123,715	1,604,029	3,951,073	4,213,354	3,754,692
Surrenders and terminations	(326,821)	(761,835)	(443,574)	(1,936,406)	(490,906)	(598,554)	(228,442)	(700,350)	(1,000,459)	(1,080,411)
Transfers between portfolios	(219,688)	511,298	2,979,641	496,837	4,754,431	937,884	325,771	1,920,328	(2,759,332)	(42,093)
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(2,980)	(4,243)	(4,355)	(10,376)	(2,876)	(3,826)	(1,621)	(5,753)	(7,484)	(8,061)
Net increase (decrease) in net assets from
contract transactions	1,608,419	5,577,412	5,301,857	4,574,619	9,610,575	4,459,219	1,699,737	5,165,298	446,079	2,624,127

Net increase (decrease) in net assets	2,771,361	6,921,271	7,280,664	5,617,476	10,805,265	6,234,115	2,091,722	6,862,093	2,472,971	4,377,432

Net assets beginning of period	5,539,414	10,151,762	5,783,153	18,060,871	3,676,361	5,693,553	3,506,005	9,829,120	16,217,972	9,403,843

Net assets end of period	$8,310,775	$17,073,033	$13,063,817	$23,678,347	$14,481,626	$11,927,668	$5,597,727	$16,691,213	$18,690,943	$13,781,275

1 Contract unit transactions
Units Outstanding at December 31, 2009	826,223	1,351,464	574,045	885,687	315,732	536,134	435,818	918,721	1,139,510	892,483

Units Issued	639,347	986,769	625,874	470,152	1,264,391	597,709	376,822	1,098,085	517,216	548,961
Units Redeemed	(422,017)	(269,651)	(162,388)	(272,258)	(493,460)	(220,251)	(162,915)	(662,575)	(475,289)	(317,494)

Units Outstanding at December 31, 2010	1,043,553	2,068,582	1,037,531	1,083,581	1,086,663	913,592	649,725	1,354,231	1,181,437	1,123,950

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/Invesco Small Cap Growth Portfolio	JNL/Ivy Asset Strategy Portfolio	JNL/JPMorgan International Value Portfolio	JNL/JPMorgan MidCap Growth Portfolio	JNL/JPMorgan U.S. Government & Quality Bond Portfolio	JNL/Lazard Emerging Markets Portfolio	JNL/Lazard Mid Cap Equity Portfolio	JNL/M&G Global Basics Portfolio	JNL/M&G Global Leaders Portfolio	JNL/MCM 10 x 10 Portfolio
Operations
Net investment income (loss)	$(130,252)	$(272,679)	$137,304	$(264,617)	$326,311	$(470,828)	$(141,192)	$(11,289)	$(9,366)	$111,607
Net realized gain (loss) on investments	167,843	(26,096)	(2,422,810)	872,742	319,972	1,587,219	(485,973)	36,783	30,484	(188,794)
Net change in unrealized appreciation
(depreciation) on investments	1,764,493	2,578,648	3,321,290	2,981,608	183,709	6,720,293	2,821,748	219,345	123,349	3,488,609
Net increase (decrease) in net assets
from operations	1,802,084	2,279,873	1,035,784	3,589,733	829,992	7,836,684	2,194,583	244,839	144,467	3,411,422

Contract transactions 1
Purchase payments (Note 4)	1,726,274	17,483,718	3,283,896	2,272,016	7,906,397	12,783,716	1,745,692	390,049	689,402	4,994,228
Surrenders and terminations	(598,910)	(504,141)	(1,208,462)	(1,181,599)	(1,650,318)	(2,252,627)	(1,015,285)	(38,724)	(22,674)	(963,781)
Transfers between portfolios	404,830	6,271,094	(3,962,004)	(409,961)	395,482	7,930,872	581,117	452,586	21,095	(98,129)
Net annuitization transactions	-	-	-	(342)	(3,812)	-	-	-	-	(266,118)
Policyholder charges (Note 3)	(6,292)	(2,805)	(13,433)	(5,523)	(10,050)	(18,647)	(7,100)	(75)	(819)	(11,202)
Net increase (decrease) in net assets from
contract transactions	1,525,902	23,247,866	(1,900,003)	674,591	6,637,699	18,443,314	1,304,424	803,836	687,004	3,654,998

Net increase (decrease) in net assets	3,327,986	25,527,739	(864,219)	4,264,324	7,467,691	26,279,998	3,499,007	1,048,675	831,471	7,066,420

Net assets beginning of period	6,353,129	4,686,752	19,101,165	15,040,777	17,065,478	30,650,538	10,300,522	615,701	465,360	21,284,421

Net assets end of period	$9,681,115	$30,214,491	$18,236,946	$19,305,101	$24,533,169	$56,930,536	$13,799,529	$1,664,376	$1,296,831	$28,350,841

1 Contract unit transactions
Units Outstanding at December 31, 2009	522,399	452,134	1,587,158	882,248	1,008,079	2,620,394	654,317	50,744	41,361	2,817,806

Units Issued	224,339	2,550,092	498,592	175,543	662,993	3,266,891	259,673	177,062	81,109	811,271
Units Redeemed	(109,343)	(305,838)	(654,203)	(173,952)	(322,275)	(1,826,837)	(197,673)	(114,418)	(19,027)	(355,624)

Units Outstanding at December 31, 2010	637,395	2,696,388	1,431,547	883,839	1,348,797	4,060,448	716,317	113,388	103,443	3,273,453

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/MCM 25 Portfolio	JNL/MCM Bond Index Portfolio	JNL/MCM Communications Sector Portfolio	JNL/MCM Consumer Brands Sector Portfolio	JNL/MCM Dow Dividend Portfolio	JNL/MCM European 30 Portfolio	JNL/MCM Financial Sector Portfolio	JNL/MCM Global Alpha Portfolio	JNL/MCM Healthcare Sector Portfolio	JNL/MCM Index 5 Portfolio
Operations
Net investment income (loss)	$255,224	$210,906	$32,938	$(27,003)	$203,408	$(16,788)	$(28,076)	$(8,723)	$(51,319)	$(167,759)
Net realized gain (loss) on investments	124,375	302,682	(99,108)	(27,644)	(981,447)	(8,738)	65,226	4,871	3,755	481,759
Net change in unrealized appreciation
(depreciation) on investments	2,409,732	285,687	539,162	452,062	2,238,825	37,524	805,524	33,127	299,550	3,205,761
Net increase (decrease) in net assets
from operations	2,789,331	799,275	472,992	397,415	1,460,786	11,998	842,674	29,275	251,986	3,519,761

Contract transactions 1
Purchase payments (Note 4)	3,337,443	3,877,975	661,519	688,334	3,177,938	431,002	1,582,498	417,776	2,566,360	3,588,556
Surrenders and terminations	(1,168,187)	(2,135,219)	(78,140)	(102,359)	(711,656)	(85,629)	(374,459)	(20,649)	(473,140)	(858,543)
Transfers between portfolios	12,314,402	937,307	1,439,812	565,131	41,134	19,008	270,055	376,996	(52,848)	623,033
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(8,065)	(16,163)	(707)	(1,554)	(9,740)	(642)	(4,815)	(86)	(6,095)	(13,048)
Net increase (decrease) in net assets from
contract transactions	14,475,593	2,663,900	2,022,484	1,149,552	2,497,676	363,739	1,473,279	774,037	2,034,277	3,339,998

Net increase (decrease) in net assets	17,264,924	3,463,175	2,495,476	1,546,967	3,958,462	375,737	2,315,953	803,312	2,286,263	6,859,759

Net assets beginning of period	9,395,496	18,997,543	1,567,886	1,673,293	13,359,634	930,000	6,988,181	113,703	8,821,945	23,007,069

Net assets end of period	$26,660,420	$22,460,718	$4,063,362	$3,220,260	$17,318,096	$1,305,737	$9,304,134	$917,015	$11,108,208	$29,866,828

1 Contract unit transactions
Units Outstanding at December 31, 2009	838,042	1,526,932	345,890	181,606	2,177,379	78,186	1,049,270	11,560	792,993	2,741,732

Units Issued	1,509,570	460,965	534,385	233,813	1,091,655	71,212	590,994	101,534	395,961	690,772
Units Redeemed	(407,040)	(262,506)	(133,946)	(128,838)	(711,224)	(40,222)	(392,892)	(23,790)	(217,839)	(309,100)

Units Outstanding at December 31, 2010	1,940,572	1,725,391	746,329	286,581	2,557,810	109,176	1,247,372	89,304	971,115	3,123,404

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/MCM International Index Portfolio	JNL/MCM JNL 5 Portfolio	JNL/MCM JNL Optimized 5 Portfolio	JNL/MCM Nasdaq 25 Portfolio	JNL/MCM NYSE International 25 Portfolio	JNL/MCM Oil & Gas Sector Portfolio	JNL/MCM Pacific Rim 30 Portfolio	JNL/MCM S&P 24 Portfolio	JNL/MCM S&P 400 MidCap Index Portfolio	JNL/MCM S&P 500 Index Portfolio
Operations
Net investment income (loss)	$70,053	$881,713	$135,494	$(71,933)	$27,333	$(139,753)	$(31,891)	$(15,951)	$(296,267)	$(128,117)
Net realized gain (loss) on investments	(1,532,749)	(20,227,116)	(448,311)	47,800	(228,967)	(1,281,175)	38,413	(6,184)	177,450	776,736
Net change in unrealized appreciation
(depreciation) on investments	3,036,097	54,049,273	3,998,343	730,297	140,323	5,848,495	239,040	217,045	6,467,377	6,682,155
Net increase (decrease) in net assets
from operations	1,573,401	34,703,870	3,685,526	706,164	(61,311)	4,427,567	245,562	194,910	6,348,560	7,330,774

Contract transactions 1
Purchase payments (Note 4)	3,477,190	13,019,504	4,380,580	965,040	1,092,501	5,191,281	974,493	405,096	2,982,706	15,344,491
Surrenders and terminations	(2,662,245)	(16,385,736)	(1,626,655)	(209,297)	(290,689)	(1,264,781)	(104,998)	(95,056)	(2,767,910)	(3,650,183)
Transfers between portfolios	(410,333)	(25,475,301)	378,163	(147,875)	126,182	1,973,151	1,411,228	70,746	5,079,184	1,764,846
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(17,027)	(219,998)	(17,377)	(2,540)	(4,026)	(16,489)	(1,066)	(461)	(17,099)	(26,021)
Net increase (decrease) in net assets from
contract transactions	387,585	(29,061,531)	3,114,711	605,328	923,968	5,883,162	2,279,657	380,325	5,276,881	13,433,133

Net increase (decrease) in net assets	1,960,986	5,642,339	6,800,237	1,311,492	862,657	10,310,729	2,525,219	575,235	11,625,441	20,763,907

Net assets beginning of period	32,115,043	249,704,640	26,985,564	4,233,250	5,156,907	20,182,550	850,315	977,103	24,245,554	45,163,786

Net assets end of period	$34,076,029	$255,346,979	$33,785,801	$5,544,742	$6,019,564	$30,493,279	$3,375,534	$1,552,338	$35,870,995	$65,927,693

1 Contract unit transactions
Units Outstanding at December 31, 2009	2,237,818	26,219,235	3,138,765	441,062	628,748	772,012	72,901	117,686	1,819,686	4,735,840

Units Issued	524,906	1,900,001	884,028	320,403	310,452	521,745	309,769	79,055	876,696	3,257,077
Units Redeemed	(501,683)	(4,840,665)	(506,386)	(260,840)	(208,712)	(300,096)	(122,783)	(34,158)	(521,029)	(1,881,403)

Units Outstanding at December 31, 2010	2,261,041	23,278,571	3,516,407	500,625	730,488	993,661	259,887	162,583	2,175,353	6,111,514

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/MCM S&P SMid 60 Portfolio	JNL/MCM Select Small-Cap Portfolio	JNL/MCM Small Cap Index Portfolio	JNL/MCM Technology Sector Portfolio	JNL/MCM Value Line 30 Portfolio	JNL/MCM VIP Portfolio	JNL/ Oppenheimer Global Growth Portfolio	JNL/PAM Asia ex-Japan Portfolio	JNL/PAM China-India Portfolio	JNL/PIMCO Real Return Portfolio
Operations
Net investment income (loss)	$(186,855)	$(75,218)	$(296,189)	$(323,369)	$(327,796)	$70,078	$(151,393)	$(101,316)	$(272,159)	$(1,368)
Net realized gain (loss) on investments	794,399	(676,266)	(80,113)	2,143,080	(1,925,925)	(1,302,607)	(585,722)	125,628	969,019	1,287,374
Net change in unrealized appreciation
(depreciation) on investments	530,162	1,560,200	6,548,213	(218,377)	7,989,342	2,705,694	3,103,878	1,106,417	1,406,217	481,106
Net increase (decrease) in net assets
from operations	1,137,706	808,716	6,171,911	1,601,334	5,735,621	1,473,165	2,366,763	1,130,729	2,103,077	1,767,112

Contract transactions 1
Purchase payments (Note 4)	1,307,317	698,690	2,760,005	4,004,666	1,562,513	1,237,738	4,508,268	2,185,749	6,125,560	16,298,221
Surrenders and terminations	(549,233)	(551,350)	(2,663,289)	(829,361)	(1,597,355)	(901,777)	(1,128,402)	(302,299)	(695,232)	(2,279,188)
Transfers between portfolios	(109,914)	796,135	(600,409)	(5,970,480)	(3,518,526)	(1,637,612)	(49,379)	241,156	(2,061,787)	3,280,112
Net annuitization transactions	-	-	-	-	-	-	-	-	-	(184,258)
Policyholder charges (Note 3)	(3,437)	(3,772)	(14,145)	(9,119)	(20,394)	(20,995)	(8,983)	(3,517)	(8,527)	(17,613)
Net increase (decrease) in net assets from
contract transactions	644,733	939,703	(517,838)	(2,804,294)	(3,573,762)	(1,322,646)	3,321,504	2,121,089	3,360,014	17,097,274

Net increase (decrease) in net assets	1,782,439	1,748,419	5,654,073	(1,202,960)	2,161,859	150,519	5,688,267	3,251,818	5,463,091	18,864,386

Net assets beginning of period	9,384,168	6,319,265	25,411,896	20,519,678	29,691,813	11,753,992	15,773,463	5,940,990	16,154,670	27,003,362

Net assets end of period	$11,166,607	$8,067,684	$31,065,969	$19,316,718	$31,853,672	$11,904,511	$21,461,730	$9,192,808	$21,617,761	$45,867,748

1 Contract unit transactions
Units Outstanding at December 31, 2009	976,466	571,945	2,128,028	3,339,358	2,880,074	1,195,986	1,313,886	741,299	2,160,392	2,267,443

Units Issued	1,333,869	177,313	773,872	1,734,177	273,493	170,962	686,266	648,073	1,518,407	1,854,919
Units Redeemed	(1,333,767)	(110,339)	(809,498)	(2,230,449)	(590,012)	(297,814)	(430,347)	(414,174)	(1,158,698)	(494,097)

Units Outstanding at December 31, 2010	976,568	638,919	2,092,402	2,843,086	2,563,555	1,069,134	1,569,805	975,198	2,520,101	3,628,265

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/PIMCO Total Return Bond Portfolio	JNL/ PPM America High Yield Bond Portfolio	JNL/ PPM America Mid Cap Value Portfolio	JNL/ PPM America Small Cap Value Portfolio	JNL/ PPM America Value Equity Portfolio	JNL/ Red Rocks Listed Private Equity Portfolio	JNL/S&P 4 Portfolio	JNL/S&P Competitive Advantage Portfolio	JNL/S&P Disciplined Growth Portfolio	JNL/S&P Disciplined Moderate Portfolio
Operations
Net investment income (loss)	$982,455	$1,839,207	$(25,723)	$(18,342)	$326	$(42,976)	$(628,802)	$(79,393)	$(17,792)	$(74,100)
Net realized gain (loss) on investments	7,269,889	680,661	(128,519)	156,774	(74,870)	141,188	1,167,768	1,893,503	82,292	110,147
Net change in unrealized appreciation
(depreciation) on investments	(2,304,255)	1,528,002	346,319	252,748	651,243	750,090	4,048,162	(1,102,660)	762,182	1,839,323
Net increase (decrease) in net assets
from operations	5,948,089	4,047,870	192,077	391,180	576,699	848,302	4,587,128	711,450	826,682	1,875,370

Contract transactions 1
Purchase payments (Note 4)	55,206,972	8,440,440	960,517	1,163,699	674,574	2,254,180	8,355,244	795,630	2,814,618	9,061,107
Surrenders and terminations	(12,095,702)	(2,951,239)	(177,686)	(176,593)	(176,540)	(121,298)	(1,532,956)	(403,760)	(191,845)	(922,336)
Transfers between portfolios	10,436,801	(218,600)	1,135,049	431,509	1,173,281	1,343,787	9,014	(7,360,263)	(383,666)	4,317,918
Net annuitization transactions	-	-	-	-	(2,507)	-	-	-	-	-
Policyholder charges (Note 3)	(64,448)	(17,861)	(1,741)	(496)	(1,448)	(1,124)	(20,355)	(2,554)	(2,023)	(15,409)
Net increase (decrease) in net assets from
contract transactions	53,483,623	5,252,740	1,916,139	1,418,119	1,667,360	3,475,545	6,810,947	(6,970,947)	2,237,084	12,441,280

Net increase (decrease) in net assets	59,431,712	9,300,610	2,108,216	1,809,299	2,244,059	4,323,847	11,398,075	(6,259,497)	3,063,766	14,316,650

Net assets beginning of period	95,963,993	28,837,591	770,496	779,897	3,170,091	1,653,595	35,257,403	11,376,726	5,843,420	9,460,250

Net assets end of period	$155,395,705	$38,138,201	$2,878,712	$2,589,196	$5,414,150	$5,977,442	$46,655,478	$5,117,229	$8,907,186	$23,776,900

1 Contract unit transactions
Units Outstanding at December 31, 2009	5,846,975	2,221,113	94,252	94,853	298,866	202,189	3,784,689	1,168,894	755,099	1,067,174

Units Issued	4,437,011	1,435,280	505,702	187,379	142,166	519,707	1,291,847	189,830	476,208	1,578,266
Units Redeemed	(1,472,474)	(1,098,171)	(323,754)	(32,309)	(46,104)	(134,287)	(605,238)	(884,442)	(194,891)	(196,847)

Units Outstanding at December 31, 2010	8,811,512	2,558,222	276,200	249,923	394,928	587,609	4,471,298	474,282	1,036,416	2,448,593

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/S&P Disciplined Moderate Growth Portfolio	JNL/S&P Dividend Income & Growth Portfolio	JNL/S&P Intrinsic Value Portfolio	JNL/ S&P Managed Aggressive Growth Portfolio	JNL/ S&P Managed Conservative Portfolio	JNL/ S&P Managed Growth Portfolio	JNL/ S&P Managed Moderate Portfolio	JNL/ S&P Managed Moderate Growth Portfolio	JNL/S&P Total Yield Portfolio	JNL/Select Balanced Portfolio
Operations
Net investment income (loss)	$(48,487)	$8,266	$(20,459)	$(640,500)	$836,658	$(896,303)	$618,326	$(475,656)	$(6,387)	$(60,272)
Net realized gain (loss) on investments	118,821	643,385	463,561	(562,009)	304,858	(1,074,379)	434,202	536,924	65,711	192,985
Net change in unrealized appreciation
(depreciation) on investments	2,371,880	657,325	(222,032)	9,873,293	3,172,633	21,741,166	9,987,492	19,431,578	57,815	4,065,451
Net increase (decrease) in net assets
from operations	2,442,214	1,308,976	221,070	8,670,784	4,314,149	19,770,484	11,040,020	19,492,846	117,139	4,198,164

Contract transactions 1
Purchase payments (Note 4)	9,943,001	6,199,925	1,121,963	12,774,444	31,649,756	31,886,114	46,557,667	63,992,747	770,798	19,239,937
Surrenders and terminations	(1,066,594)	(330,532)	(115,272)	(4,294,326)	(5,173,378)	(10,444,221)	(5,919,701)	(11,581,026)	(112,600)	(2,423,646)
Transfers between portfolios	1,558,204	365,695	1,457,351	(920,834)	10,038,277	5,313,832	7,752,615	9,420,737	403,453	4,133,742
Net annuitization transactions	-	-	-	-	-	-	-	-	-	(6,848)
Policyholder charges (Note 3)	(3,154)	(1,355)	(558)	(24,368)	(27,907)	(111,051)	(54,287)	(91,499)	(212)	(19,034)
Net increase (decrease) in net assets from
contract transactions	10,431,457	6,233,733	2,463,484	7,534,916	36,486,748	26,644,674	48,336,294	61,740,959	1,061,439	20,924,151

Net increase (decrease) in net assets	12,873,671	7,542,709	2,684,554	16,205,700	40,800,897	46,415,158	59,376,314	81,233,805	1,178,578	25,122,315

Net assets beginning of period	11,756,675	3,914,206	1,823,592	53,253,720	47,357,606	122,493,374	87,074,749	129,482,312	754,334	30,956,097

Net assets end of period	$24,630,346	$11,456,915	$4,508,146	$69,459,420	$88,158,503	$168,908,532	$146,451,063	$210,716,117	$1,932,912	$56,078,412

1 Contract unit transactions
Units Outstanding at December 31, 2009	1,442,753	452,871	188,920	4,404,362	4,287,203	9,601,582	7,740,488	9,880,241	84,232	1,260,765

Units Issued	1,483,518	853,380	534,870	1,387,451	4,114,550	3,932,186	5,067,515	6,251,940	154,401	942,449
Units Redeemed	(223,390)	(170,221)	(309,398)	(834,587)	(961,054)	(2,048,436)	(970,626)	(1,838,881)	(39,294)	(158,564)

Units Outstanding at December 31, 2010	2,702,881	1,136,030	414,392	4,957,226	7,440,699	11,485,332	11,837,377	14,293,300	199,339	2,044,650

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/Select Money Market Portfolio	JNL/ Select Value Portfolio	JNL/T. Rowe Price Established Growth Portfolio	JNL/T. Rowe Price Mid-Cap Growth Portfolio	JNL/T. Rowe Price Short-Term Bond Portfolio	JNL/T. Rowe Price Value Portfolio
Operations
Net investment income (loss)	$(381,514)	$(97,846)	$(685,346)	$(727,725)	$(22,771)	$(151,784)
Net realized gain (loss) on investments	-	44,451	263,226	2,025,248	(25,658)	(878,594)
Net change in unrealized appreciation
(depreciation) on investments	-	1,990,836	7,198,402	11,215,855	140,974	4,603,390
Net increase (decrease) in net assets
from operations	(381,514)	1,937,441	6,776,282	12,513,378	92,545	3,573,012

Contract transactions 1
Purchase payments (Note 4)	15,123,781	3,629,025	9,658,379	10,461,687	6,238,145	3,031,585
Surrenders and terminations	(5,175,017)	(1,119,052)	(3,170,446)	(3,557,068)	(610,573)	(2,288,086)
Transfers between portfolios	(8,482,929)	1,587,216	2,038,123	5,579,327	360,963	1,817,048
Net annuitization transactions	(172,964)	-	-	-	-	-
Policyholder charges (Note 3)	(30,296)	(9,941)	(37,383)	(36,007)	(1,946)	(25,807)
Net increase (decrease) in net assets from
contract transactions	1,262,575	4,087,248	8,488,673	12,447,939	5,986,589	2,534,740

Net increase (decrease) in net assets	881,061	6,024,689	15,264,955	24,961,317	6,079,134	6,107,752

Net assets beginning of period	24,499,693	13,294,004	38,908,760	43,236,910	7,690,974	24,491,497

Net assets end of period	$25,380,754	$19,318,693	$54,173,715	$68,198,227	$13,770,108	$30,599,249

1 Contract unit transactions
Units Outstanding at December 31, 2009	1,961,012	759,748	1,718,555	1,215,064	748,895	1,942,890

Units Issued	4,001,216	375,497	620,676	483,095	1,012,734	582,929
Units Redeemed	(3,930,935)	(150,989)	(338,772)	(208,098)	(441,968)	(400,075)

Units Outstanding at December 31, 2010	2,031,293	984,256	2,000,459	1,490,061	1,319,661	2,125,744

See notes to the financial statements.

JNLNY Separate Account I
Notes to the Financial Statements

Note 1 – Organization

Jackson National Life Insurance Company of New York (“Jackson”) established JNLNY Separate Account I (the “Separate Account”) on September 12, 1997.  The Separate Account commenced operations on November 27, 1998, and is registered under the Investment Company Act of 1940 as a unit investment trust.

The Separate Account assets legally belong to Jackson and the obligations under the contracts are the obligation of Jackson.  However, the contract assets in the Separate Account are not chargeable with liabilities arising out of any other business Jackson may conduct.

The Separate Account receives and invests, based on directions of the contract holder, net premiums for individual flexible premium variable annuity contracts issued by Jackson.  The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment.  The Separate Account contains one hundred (100) Portfolios as of December 31, 2011, each of which invests in the following series of mutual funds (“Funds”):

JNL Series Trust
JNL Disciplined Growth Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/PAM Asia ex-Japan Fund
JNL Disciplined Moderate Fund	JNL/Goldman Sachs Emerging Markets Debt Fund(1)	JNL/PAM China-India Fund
JNL Disciplined Moderate Growth Fund	JNL/Goldman Sachs Mid Cap Value Fund	JNL/PIMCO Real Return Fund
JNL Institutional Alt 20 Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/PIMCO Total Return Bond Fund
JNL Institutional Alt 35 Fund	JNL/Invesco Global Real Estate Fund	JNL/PPM America Floating Rate Income Fund
JNL Institutional Alt 50 Fund	JNL/Invesco International Growth Fund	JNL/PPM America High Yield Bond Fund
JNL Institutional Alt 65 Fund(1)	JNL/Invesco Large Cap Growth Fund	JNL/PPM America Mid Cap Value Fund
JNL/American Funds Blue Chip Income and Growth Fund	JNL/Invesco Small Cap Growth Fund	JNL/PPM America Small Cap Value Fund
JNL/American Funds Global Bond Fund	JNL/Ivy Asset Strategy Fund	JNL/PPM America Value Equity Fund
JNL/American Funds Global Small Capitalization Fund	JNL/JPMorgan International Value Fund	JNL/Red Rocks Listed Private Equity Fund(1)
JNL/American Funds Growth-Income Fund	JNL/JPMorgan MidCap Growth Fund	JNL/S&P 4 Fund
JNL/American Funds International Fund	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/S&P Competitive Advantage Fund
JNL/American Funds New World Fund	JNL/Lazard Emerging Markets Fund(1)	JNL/S&P Dividend Income & Growth Fund
JNL/BlackRock Commodity Securities Fund	JNL/Lazard Mid Cap Equity Fund	JNL/S&P Intrinsic Value Fund
JNL/BlackRock Global Allocation Fund(2)	JNL/M&G Global Basics Fund	JNL/S&P Managed Aggressive Growth Fund
JNL/Brookfield Global Infrastructure Fund	JNL/M&G Global Leaders Fund	JNL/S&P Managed Conservative Fund
JNL/Capital Guardian Global Balanced Fund	JNL/MCM 10 x 10 Fund*	JNL/S&P Managed Growth Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/MCM Bond Index Fund*	JNL/S&P Managed Moderate Fund
JNL/Capital Guardian U.S. Growth Equity Fund	JNL/MCM Emerging Markets Index Fund*	JNL/S&P Managed Moderate Growth Fund
JNL/Eagle Core Equity Fund	JNL/MCM European 30 Fund*	JNL/S&P Total Yield Fund
JNL/Eagle SmallCap Equity Fund	JNL/MCM Global Alpha Fund(1)*	JNL/T. Rowe Price Established Growth Fund
JNL/Franklin Templeton Founding Strategy Fund	JNL/MCM Index 5 Fund*	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/Franklin Templeton Global Growth Fund	JNL/MCM International Index Fund*	JNL/T. Rowe Price Short-Term Bond Fund
JNL/Franklin Templeton Global Multisector Bond Fund	JNL/MCM Pacific Rim 30 Fund*	JNL/T. Rowe Price Value Fund
JNL/Franklin Templeton Income Fund	JNL/MCM S&P 400 MidCap Index Fund*	JNL/WMC Balanced Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNL/MCM S&P 500 Index Fund*	JNL/WMC Money Market Fund
JNL/Franklin Templeton Mutual Shares Fund	JNL/MCM Small Cap Index Fund*	JNL/WMC Value Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL/Oppenheimer Global Growth Fund

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 1 – Organization (continued)

JNL Variable Fund LLC
JNL/MCM 25 Fund*	JNL/MCM JNL 5 Fund*	JNL/MCM S&P® SMid 60 Fund*
JNL/MCM Communications Sector Fund*	JNL/MCM JNL Optimized 5 Fund*	JNL/MCM Select Small-Cap Fund*
JNL/MCM Consumer Brands Sector Fund*	JNL/MCM Nasdaq® 25 Fund*	JNL/MCM Technology Sector Fund*
JNL/MCM Dow SM Dividend Fund*	JNL/MCM NYSE® International 25 Fund*	JNL/MCM Value Line® 30 Fund*
JNL/MCM Financial Sector Fund*	JNL/MCM Oil & Gas Sector Fund*	JNL/MCM VIP Fund*
JNL/MCM Healthcare Sector Fund*	JNL/MCM S&P® 24 Fund*

Jackson National Asset Management, LLC, a wholly-owned subsidiary of Jackson, serves as investment adviser for all the Funds and receives a fee for its services from each of the Funds.

During the year ended December 31, 2011, the following Funds changed names:

PRIOR PORTFOLIO NAME	CURRENT PORTFOLIO NAME	EFFECTIVE DATE
JNL/Select Balanced Fund	JNL/WMC Balanced Fund	May 2, 2011
JNL/Select Money Market Fund	JNL/WMC Money Market Fund	May 2, 2011
JNL/Select Value Fund	JNL/WMC Value Fund	May 2, 2011
JNL/S&P Disciplined Growth Fund	JNL Disciplined Growth Fund(3)	August 29, 2011
JNL/S&P Disciplined Moderate Fund	JNL Disciplined Moderate Fund(3)	August 29, 2011
JNL/S&P Disciplined Moderate Growth Fund	JNL Disciplined Moderate Growth Fund(3)	August 29, 2011

(1) Effective August 29, 2011, JNL Institutional Alt 65 Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/Lazard Emerging Markets Fund, JNL/Mellon Capital Management Global Alpha Fund, and JNL/Red Rocks Listed Private Equity Fund closed to new investors but remained open to the JNL Series Trust's fund of funds.

(2) Effective February 22, 2011, JNL/BlackRock Global Allocation Fund was removed as an investment option for all new investment allocations, but any current investment balances as of February 22, 2011, remained in the Fund.  Prior to August 27, 2011, the Fund had a Master-Feeder structure and invested substantially all its assets in shares of BlackRock Global Allocation Portfolio, a series of BlackRock Series Fund, Inc.  At close of business August 26, 2011, the Fund received a pro rata share of cash, securities, and receivables from the BlackRock Global Allocation Portfolio in a complete liquidation of its interest in the Master Fund.  At this time the Fund was reorganized from a Master-Feeder structure to a Sub-Advised Fund and began investing directly in securities rather than through the Master Fund.  Effective August 29, 2011, JNL/BlackRock Global Allocation Fund was reopened to all investors.

(3) These name changes are due to changes in sub-adviser.

* MCM denotes the sub-adviser Mellon Capital Management throughout these financial statements.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 2 – Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investments

The Separate Account’s investments in the corresponding series of mutual funds are stated at the closing net asset values of the respective Funds.  The average cost method is used in determining the cost of the shares sold on withdrawals by the Separate Account.  Investments in the Funds are recorded on trade date.  Realized gain distributions and dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income or gain to the Separate Account on the ex-dividend date.

Federal Income Taxes

The operations of the Separate Account are included in the federal income tax return of Jackson, which is taxed as a “life insurance company” under the provisions of the Internal Revenue Code.  Under current law, no federal income taxes are payable with respect to the Separate Account.  Therefore, no federal income tax has been provided.

Topic 820 in the Accounting Standards Codification (ASC 820), “Fair Value Measurements”

This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The changes to current GAAP from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements.

Various inputs are used in determining the value of a Fund’s investments under ASC 820 guidance.  The inputs are summarized into three broad categories.  Level 1 includes valuations based on quoted prices of identical securities in active markets.  Level 2 includes valuations for which all significant inputs are observable, either directly or indirectly.  Direct observable inputs include closing prices of similar securities in active markets or closing prices for identical or similar securities in non-active markets.  Indirect observable inputs include factors such as interest rates, yield curves, prepayment speeds, and credit risks.  Level 3 includes valuations based on inputs that are unobservable and significant to the fair value measurement including a Fund’s own assumptions in determining the fair value of the investment.  The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.  As of December 31, 2011, all of the Separate Account's investments are in funds for which quoted prices are available in an active market.  Therefore, all investments have been categorized as Level 1.  The characterization of the underlying securities held by the Funds in accordance with ASC 820 differs from the characterization of an investment in the fund.

ASU No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards”

In May 2011 FASB released ASU No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards”.  ASU 2011-04 further clarifies fair value measurement principles and requires additional disclosures.  Effective for interim and annual periods beginning after December 15, 2011, entities will need to disclose the amounts and reasons for any transfers between Level 1 and Level 2 securities; quantitative information relating to significant observable inputs, a narrative description of the valuation process, and a narrative description of the sensitivity of the fair value measurements to changes in unobservable or Level 3 valuation inputs.

For the year ended December 31, 2011, there were no transfers between Level 1 and Level 2 securities.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 3 – Policy Charges

Charges are deducted from the Separate Account and remitted to Jackson, to compensate Jackson for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts.

Policyholder Charges

Contract Maintenance Charge

An annual contract maintenance charge of $30 - $35 is assessed against each contract to reimburse Jackson for expenses incurred in establishing and maintaining records relating to the contract.  The contract maintenance charge is assessed on each anniversary of the contract date that occurs prior to the annuity date.  This charge is only imposed if the contract value is less than $50,000 on the date when the charge is assessed.  The charge is deducted by redeeming units.   For the years ended December 31, 2011 and 2010, contract maintenance charges were assessed in the amount of $294,711 and $335,553, respectively.

Transfer Charge

A transfer charge of $25 will apply to transfers made by contract holders between the portfolios in excess of 15 transfers in a contract year.  Jackson may waive the transfer charge in connection with pre-authorized automatic transfer programs.  This charge will be deducted from the amount transferred prior to the allocation to a different portfolio.  For the years ended December 31, 2011 and 2010, transfer charges were assessed in the amount of $365 and $875, respectively.

Surrender or Contingent Deferred Sales Charge

During the first seven contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract.  The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contracts.  The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of withdrawals in a calendar year.  The surrender charges are assessed by Jackson and withheld from the proceeds of the withdrawals.   For the years ended December 31, 2011 and 2010, surrender charges were assessed in the amount of $1,443,418 and $1,013,939, respectively.

Optional Benefit Charges

Guaranteed Minimum Income Benefit Charge.  If this benefit has been selected, Jackson will assess an annual charge of 0.30% - 0.90%, depending on the product, of the Guaranteed Minimum Income Benefit (GMIB) base.   The charge will be deducted each calendar quarter from the contract value by redeeming units.

Guaranteed Minimum Withdrawal Benefit Charge.  If this benefit has been selected, Jackson will assess an annual charge of 0.51% - 3.00%, depending on the product, of the Guaranteed Withdrawal Balance (GWB).  The charge will be deducted each calendar quarter from the contract value by redeeming units.

Guaranteed Minimum Death Benefit Charge.  If any of the optional death benefits are selected that are available under the Contract, Jackson will assess an annual charge of .60% - .72%, depending on product, of the Death Benefit base.  The charge will be deducted each contract quarter from the contract value by redeeming units.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 3 – Policy Charges (continued)

Asset-based Charges

Insurance Charges

Jackson deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%.  In designated products, this expense is waived for initial contributions greater than $1 million, refer to the product prospectus for eligibility.  The administration charge is designed to reimburse Jackson for expenses incurred in administering the Separate Account and its contracts and is assessed through the unit value calculation.

Jackson deducts a daily base contract charge from the net assets of the Separate Account equivalent to an annual rate of 0.15% to 1.65% for the assumption of mortality and expense risks.  The mortality risk assumed by Jackson is that the insured may receive benefits greater than those anticipated by Jackson.  The expense risk assumed by Jackson is that the costs of administering the contracts of the Separate Account will exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

Optional Benefit Charges

Contract Enhancement Charge.  If one of the contract enhancement benefits has been selected, then for a period of three to seven contract years, Jackson will make an additional deduction based upon the average daily net asset value of the contract owner’s allocations to the portfolios.  The amounts of these charges depend upon the contract enhancements selected and range from 0.395% to 0.65%.

Withdrawal Charge Period.  If the optional three, four, or five-year withdrawal charge period feature is selected, Jackson will deduct 0.45%, 0.40%, or 0.30%, respectively, on an annual basis of the average daily net asset value of the contract owner’s allocations to the portfolios.

20% Additional Free Withdrawal Charge.  If a contract owner selects the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a Contract year without withdrawal charge, Jackson will deduct 0.30% on an annual basis of the average daily net assets value of the contract owner’s allocations to the portfolios.

Optional Death Benefit Charges.  If any of the optional death benefits are selected that are available under the Contract, Jackson will make an additional deduction of 0.15% - 0.55% on an annual basis of the average daily net asset value of the contract owner’s allocations to the portfolios, based on the optional death benefit selected.

Premium Taxes

Some states and other governmental entities charge premium taxes or other similar taxes.  Jackson pays these taxes and may make a deduction from the value of the contract for them.  Premium taxes will not exceed 2.0%.  Currently, New York does not impose premium taxes.

Note 4 – Related Party Transactions

For contract enhancement benefits related to the optional benefits offered, Jackson contributed $3,219,770 and $2,909,313 to the Separate Account in the form of additional premium to contract owner’s accounts for the years ended December 31, 2011 and 2010, respectively.  These amounts are included in purchase payments received from contract owners.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 5 – Purchases and Sales of Investments

For the year ended December 31, 2011, purchases and proceeds from sales of investments are as follows:

JNL Series Trust
	Purchases	Proceeds from Sales		Purchases	Proceeds fromSales
JNL Disciplined Growth Fund	$6,672,878	$2,117,154	JNL/Invesco Small Cap Growth Fund	$11,837,795	$9,557,418
JNL Disciplined Moderate Fund	16,578,205	4,539,709	JNL/Ivy Asset Strategy Fund	33,969,476	6,042,878
JNL Disciplined Moderate Growth Fund	25,974,875	14,957,228	JNL/JPMorgan International Value Fund	12,652,473	9,445,357
JNL Institutional Alt 20 Fund	20,640,020	3,470,613	JNL/JPMorgan MidCap Growth Fund	10,783,797	8,994,265
JNL Institutional Alt 35 Fund	27,413,983	3,085,331	JNL/JPMorgan U.S. Government & Quality Bond Fund	21,157,660	12,116,887
JNL Institutional Alt 50 Fund	33,617,416	4,517,654	JNL/Lazard Emerging Markets Fund	21,326,468	27,221,711
JNL Institutional Alt 65 Fund	15,085,593	9,958,485	JNL/Lazard Mid Cap Equity Fund	5,526,914	4,353,261
JNL/American Funds Blue Chip Income and Growth Fund	18,229,906	3,584,111	JNL/M&G Global Basics Fund	1,795,144	602,867
JNL/American Funds Global Bond Fund	15,469,490	4,671,680	JNL/M&G Global Leaders Fund	1,631,116	698,587
JNL/American Funds Global Small Capitalization Fund	7,727,728	3,707,777	JNL/MCM 10 x 10 Fund	9,355,090	5,382,856
JNL/American Funds Growth-Income Fund	24,064,818	3,050,713	JNL/MCM Bond Index Fund	11,497,602	6,523,445
JNL/American Funds International Fund	11,276,212	2,163,401	JNL/MCM Emerging Markets Index Fund	113,641	52
JNL/American Funds New World Fund	12,616,856	2,960,263	JNL/MCM European 30 Fund	1,118,840	703,924
JNL/BlackRock Commodity Securities Fund	24,328,179	12,324,914	JNL/MCM Global Alpha Fund	1,537,083	377,249
JNL/BlackRock Global Allocation Fund	14,404,366	2,558,307	JNL/MCM Index 5 Fund	18,290,381	3,676,137
JNL/Brookfield Global Infrastructure Fund	368,038	19,155	JNL/MCM International Index Fund	14,571,582	11,795,834
JNL/Capital Guardian Global Balanced Fund	5,932,320	4,258,075	JNL/MCM Pacific Rim 30 Fund	2,009,657	1,997,770
JNL/Capital Guardian Global Diversified Research Fund	2,687,595	2,339,219	JNL/MCM S&P 400 MidCap Index Fund	16,604,815	14,237,866
JNL/Capital Guardian U.S. Growth Equity Fund	7,014,825	5,171,666	JNL/MCM S&P 500 Index Fund	55,552,880	24,592,525
JNL/Eagle Core Equity Fund	4,494,675	2,375,809	JNL/MCM Small Cap Index Fund	11,290,528	10,443,763
JNL/Eagle SmallCap Equity Fund	33,308,518	20,529,605	JNL/Oppenheimer Global Growth Fund	11,820,983	5,191,129
JNL/Franklin Templeton Founding Strategy Fund	20,435,352	14,111,789	JNL/PAM Asia ex-Japan Fund	4,735,706	3,629,035
JNL/Franklin Templeton Global Growth Fund	6,365,240	2,624,187	JNL/PAM China-India Fund	14,580,034	8,524,592
JNL/Franklin Templeton Global Multisector Bond Fund	-	-	JNL/PIMCO Real Return Fund	44,036,618	16,509,681
JNL/Franklin Templeton Income Fund	30,539,659	15,734,597	JNL/PIMCO Total Return Bond Fund	86,510,809	53,002,169
JNL/Franklin Templeton International Small Cap Growth Fund	4,529,392	2,505,063	JNL/PPM America Floating Rate Income Fund	8,736,354	2,907,281
JNL/Franklin Templeton Mutual Shares Fund	10,752,670	4,711,292	JNL/PPM America High Yield Bond Fund	37,812,707	24,797,057
JNL/Franklin Templeton Small Cap Value Fund	8,679,110	5,288,355	JNL/PPM America Mid Cap Value Fund	3,094,015	1,845,928
JNL/Goldman Sachs Core Plus Bond Fund	15,933,588	9,487,343	JNL/PPM America Small Cap Value Fund	2,563,888	1,554,396
JNL/Goldman Sachs Emerging Markets Debt Fund	11,513,080	6,348,639	JNL/PPM America Value Equity Fund	1,930,765	2,952,555
JNL/Goldman Sachs Mid Cap Value Fund	17,043,876	4,047,213	JNL/Red Rocks Listed Private Equity Fund	18,648,406	10,916,836
JNL/Goldman Sachs U.S. Equity Flex Fund	1,707,226	1,382,407	JNL/S&P 4 Fund	20,066,326	13,672,829
JNL/Invesco Global Real Estate Fund	12,769,035	8,197,156	JNL/S&P Competitive Advantage Fund	6,174,909	7,530,654
JNL/Invesco International Growth Fund	8,117,660	6,483,242	JNL/S&P Dividend Income & Growth Fund	24,312,440	9,245,471
JNL/Invesco Large Cap Growth Fund	12,396,170	8,559,943	JNL/S&P Intrinsic Value Fund	23,831,234	10,490,639

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 5 – Purchases and Sales of Investments (continued)

JNL Series Trust (continued)
	Purchases	Proceeds from Sales		Purchases	Proceeds from Sales
JNL/S&P Managed Aggressive Growth Fund	$51,633,845	$48,360,531	JNL/T. Rowe Price Mid-Cap Growth Fund	$38,827,007	$23,901,054
JNL/S&P Managed Conservative Fund	41,242,791	22,971,063	JNL/T. Rowe Price Short-Term Bond Fund	14,926,882	8,693,450
JNL/S&P Managed Growth Fund	71,935,093	46,904,244	JNL/T. Rowe Price Value Fund	18,368,525	12,536,928
JNL/S&P Managed Moderate Fund	69,043,780	28,360,468	JNL/WMC Balanced Fund	32,931,438	13,236,368
JNL/S&P Managed Moderate Growth Fund	103,992,408	44,526,955	JNL/WMC Money Market Fund	136,115,254	120,564,246
JNL/S&P Total Yield Fund	2,429,529	939,469	JNL/WMC Value Fund	9,538,767	5,166,654
JNL/T. Rowe Price Established Growth Fund	33,241,673	19,933,464

JNL Variable Fund LLC
	Purchases	Proceeds from Sales		Purchases	Proceeds from Sales
JNL/MCM 25 Fund	$12,376,578	$18,012,859	JNL/MCM NYSEÒ International 25 Fund	$2,559,609	$1,537,180
JNL/MCM Communications Sector Fund	6,749,558	4,453,236	JNL/MCM Oil & Gas Sector Fund	31,486,140	21,088,854
JNL/MCM Consumer Brands Sector Fund	5,218,871	3,127,305	JNL/MCM S&PÒ 24 Fund	1,113,967	447,859
JNL/MCM Dow SM Dividend Fund	9,310,504	5,529,604	JNL/MCM S&PÒ SMid 60 Fund	4,999,274	3,353,460
JNL/MCM Financial Sector Fund	21,292,569	19,343,861	JNL/MCM Select Small-Cap Fund	2,390,054	3,060,562
JNL/MCM Healthcare Sector Fund	13,693,081	7,831,026	JNL/MCM Technology Sector Fund	21,303,671	19,051,462
JNL/MCM JNL 5 Fund	37,884,719	55,832,592	JNL/MCM Value LineÒ 30 Fund	15,098,511	9,232,686
JNL/MCM JNL Optimized 5 Fund	8,244,553	7,200,680	JNL/MCM VIP Fund	3,702,585	3,687,875
JNL/MCM NasdaqÒ 25 Fund	4,761,578	3,503,217

Note 6 – Subsequent Events

Management has evaluated subsequent events for the Funds through the date the financial statements are available to be issued, and has concluded there are no events that require financial statement disclosure and/or adjustments to the financial statements.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

The following is a summary for each period in the five-year period ended December 31, 2011 of unit values, total returns and expense ratios for variable annuity contracts with the highest and lowest expense ratios in addition to certain other portfolio data.  Unit values for portfolios that do not have any assets at period end are calculated based on the net asset value of the underlying fund less expenses charged directly to the Separate Account.

	JNL Disciplined Growth Portfolio(a)		JNL Disciplined Moderate Portfolio(a)		JNL Disciplined Moderate Growth Portfolio(a)		JNL Institutional Alt 20 Portfolio(b)		JNL Institutional Alt 35 Portfolio(b)		JNL Institutional Alt 50 Portfolio(b)		JNL Institutional Alt 65 Portfolio(b)		Funds Blue Chip Income and Growth Portfolio(c)		JNL/American Funds Global Bond Portfolio(c)		Funds Global Small Capitalization Portfolio(c)

Highest expense ratio
Period ended December 31, 2011

Unit Value	$7.808324		$9.183228		$8.496595		$13.107121		$13.616571		$13.861468		$14.270232		$9.849416		$10.404360		$8.623965
Total Return *	5.91	%***	-1.83%		-3.27%		-4.94%		-8.03	%***	-7.05%		-7.82%		-3.64%		1.44%		-21.38%
Ratio of Expenses **	2.56%		2.57%		2.46%		2.47%		2.46%		2.56%		2.56%		2.46%		2.81%		2.46%

Period ended December 31, 2010

Unit Value	$8.303223		$9.354633		$8.783516		$13.787812		$14.530009		$14.913342		$15.480283		$10.221876		$10.257107		$10.969575
Total Return *	10.00%		8.28%		10.54%		6.99	%***	13.85	%***	14.50	%***	15.60	%***	2.98	%***	-2.81	%***	1.76	%***
Ratio of Expenses **	2.46%		2.57%		2.46%		2.47%		2.37%		2.56%		2.56%		2.46%		2.81%		2.46%

Period ended December 31, 2009

Unit Value	$7.548666		$8.639117		$7.946322		$12.511871		$13.013149		$13.337478		$13.718944		n/a		n/a		n/a
Total Return *	22.34%		15.66%		19.79%		-0.03	%***	0.04	%***	0.11	%***	22.37	%***	n/a		n/a		n/a
Ratio of Expenses **	2.46%		2.57%		2.46%		2.345%		2.345%		2.345%		2.46%		n/a		n/a		n/a

Period ended December 31, 2008

Unit Value	$6.170041		$7.469150		$6.633553		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	-40.69%		-28.46%		-36.35%		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	2.46%		2.57%		2.46%		n/a		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2007

Unit Value	$10.402353		$10.440480		$10.421913		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	4.88	%***	3.32	%***	4.87	%***	n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	2.46%		2.57%		2.46%		n/a		n/a		n/a		n/a		n/a		n/a		n/a

*	Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units,inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.
**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.
Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***	Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations April 6, 2009.
(c)	Commencement of operations May 3, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL Disciplined Growth Portfolio(a)		JNL Disciplined Moderate Portfolio(a)		JNL Disciplined Moderate Growth Portfolio(a)		JNL Institutional Alt 20 Portfolio(b)		JNL Institutional Alt 35 Portfolio(b)		JNL Institutional Alt 50 Portfolio(b)		JNL Institutional Alt 65 Portfolio(b)		Funds Blue Chip Income and Growth Portfolio(c)		JNL/American Funds Global Bond Portfolio(c)		Funds Global Small Capitalization Portfolio(c)

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$8.456944		$9.949985		$9.156359		$13.570222		$14.036179		$14.390549		$14.792110		$10.057527		$10.686235		$8.806076
Total Return *	-4.05%		-0.23	%***	-1.80	%***	-3.73%		-5.10%		-5.76%		-6.60%		-2.43%		3.08%		-20.39%
Ratio of Expenses **	0.95%		0.95%		0.95%		1.20%		1.35%		1.20%		1.25%		1.20%		1.20%		1.20%

Period ended December 31, 2010

Unit Value	$8.814252		$9.802583		$9.177843		$14.095348		$14.790255		$15.270726		$15.838026		$10.307663		$10.367188		$11.061642
Total Return *	11.67%		9.61%		11.77%		11.71%		12.83%		13.53%		14.41%		5.03	%***	0.99	%***	3.98	%***
Ratio of Expenses **	0.95%		1.35%		1.35%		1.20%		1.35%		1.20%		1.25%		1.20%		1.20%		1.20%

Period ended December 31, 2009

Unit Value	$7.893102		$8.943025		$8.211421		$12.617915		$13.108918		$13.450517		$13.842677		n/a		n/a		n/a
Total Return *	33.84	%***	17.08%		21.13%		4.23	%***	20.14	%***	1.37	%***	2.20	%***	n/a		n/a		n/a
Ratio of Expenses **	0.95%		1.35%		1.35%		1.20%		1.35%		1.20%		1.25%		n/a		n/a		n/a

Period ended December 31, 2008

Unit Value	$6.305552		$7.638164		$6.779177		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	-40.02%		-27.58%		-35.64%		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	1.35%		1.35%		1.35%		n/a		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2007

Unit Value	$10.513413		$10.547354		$10.533148		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	3.16	%***	3.22	%***	3.55	%***	n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	1.35%		1.35%		1.35%		n/a		n/a		n/a		n/a		n/a		n/a		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund lessexpenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations April 6, 2009.
(c)	Commencement of operations May 3, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL Disciplined Growth Portfolio(a)	JNL Disciplined Moderate Portfolio(a)	JNL Disciplined Moderate Growth Portfolio(a)	JNL Institutional Alt 20 Portfolio(b)	JNL Institutional Alt 35 Portfolio(b)	JNL Institutional Alt 50 Portfolio(b)	JNL Institutional Alt 65 Portfolio(b)	Funds Blue Chip Income and Growth Portfolio(c)	JNL/American Funds Global Bond Portfolio(c)	Funds Global Small Capitalization Portfolio(c)

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$12,883	$35,387	$34,824	$38,069	$40,356	$58,074	$44,014	$23,678	$16,600	$8,653
Units Outstanding (in thousands)	1,572	3,672	3,912	2,833	2,891	4,076	3,000	2,368	1,563	988
Investment Income Ratio *	1.18%	1.41%	1.10%	1.03%	0.97%	0.86%	0.68%	0.67%	1.01%	0.36%

Period ended December 31, 2010

Net Assets (in thousands)	$8,907	$23,777	$24,630	$22,417	$18,229	$32,487	$42,126	$9,396	$5,707	$6,409
Units Outstanding (in thousands)	1,036	2,449	2,703	1,601	1,237	2,140	2,675	914	552	581
Investment Income Ratio *	1.35%	1.19%	1.28%	0.80%	0.90%	0.84%	1.51%	0.00%	0.00%	0.00%

Period ended December 31, 2009

Net Assets (in thousands)	$5,843	$9,460	$11,757	$4,545	$4,543	$10,572	$4,143	n/a	n/a	n/a
Units Outstanding (in thousands)	755	1,067	1,443	361	347	788	300	n/a	n/a	n/a
Investment Income Ratio *	3.62%	3.34%	3.26%	0.00%	0.00%	0.00%	0.00%	n/a	n/a	n/a

Period ended December 31, 2008

Net Assets (in thousands)	$1,078	$2,187	$2,967	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	172	288	440	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	1.63%	1.42%	1.45%	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2007

Net Assets (in thousands)	$777	$980	$1,785	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	74	93	170	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	0.00%	0.00%	0.00%	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations April 6, 2009.
(c)	Commencement of operations May 3, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/American Funds Growth-Income Portfolio(b)		JNL/American Funds International Portfolio(b)		JNL/American Funds New World Portfolio(b)		JNL/BlackRock Commodity Securities Portfolio(a)		JNL/BlackRock Global Allocation Portfolio(c)		JNL/Brookfield Global Infrastructure Portfolio(d)		JNL/Capital Guardian Global Balanced Portfolio	JNL/Capital Guardian Global Diversified Research Portfolio		JNL/Capital Guardian U.S. Growth Equity Portfolio	JNL/Eagle Core Equity Portfolio

Highest expense ratio
Period ended December 31, 2011

Unit Value	$9.800553		$8.897912		$9.345775		$9.503708		$9.648319		$10.347437		$8.194877	$19.319006		$19.887664	$12.050048
Total Return *	-4.67%		-19.11	%***	-16.38%		-10.15%		-4.98	%***	0.27	%***	-8.48%	-7.25%		-2.17%	-4.19%
Ratio of Expenses **	2.46%		2.60%		2.46%		3.06%		2.56%		2.46%		4.00%	2.92%		2.95%	3.45%

Period ended December 31, 2010

Unit Value	$10.280893		$10.674432		$11.176281		$10.577556		$10.294555		n/a		$8.954289	$20.828884		$20.329402	$12.577079
Total Return *	2.86	%***	4.24	%***	6.16	%***	13.90%		3.61	%***	n/a		4.74%	8.56%		9.40%	8.07%
Ratio of Expenses **	2.46%		2.46%		2.46%		3.06%		2.42%		n/a		4.00%	2.92%		2.95%	3.45%

Period ended December 31, 2009

Unit Value	n/a		n/a		n/a		$9.286455		n/a		n/a		$8.549148	$19.186964		$18.582853	$11.638017
Total Return *	n/a		n/a		n/a		45.41%		n/a		n/a		17.68%	34.25%		30.89%	29.30%
Ratio of Expenses **	n/a		n/a		n/a		3.06%		n/a		n/a		4.00%	2.92%		2.95%	3.45%

Period ended December 31, 2008

Unit Value	n/a		n/a		n/a		$6.386254		n/a		n/a		$7.264910	$14.291823		$14.196883	$9.000976
Total Return *	n/a		n/a		n/a		-52.69%		n/a		n/a		-31.10%	-41.86	%***	-42.60%	-41.10%
Ratio of Expenses **	n/a		n/a		n/a		3.06%		n/a		n/a		4.00%	2.92%		2.95%	3.45%

Period ended December 31, 2007

Unit Value	n/a		n/a		n/a		$13.499173		n/a		n/a		$10.543817	$26.239730		$24.731198	$15.282170
Total Return *	n/a		n/a		n/a		14.39	%***	n/a		n/a		3.70%	2.45	%***	6.52%	-2.84%
Ratio of Expenses **	n/a		n/a		n/a		3.06%		n/a		n/a		4.00%	2.72%		2.95%	3.45%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations May 3, 2010.
(c)	Commencement of operations October 11, 2010.
(d)	Commencement of operations December 12, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/American Funds Growth-Income Portfolio(b)		JNL/American Funds International Portfolio(b)		JNL/American Funds New World Portfolio(b)		JNL/BlackRock Commodity Securities Portfolio(a)		JNL/BlackRock Global Allocation Portfolio(c)		JNL/Brookfield Global Infrastructure Portfolio(d)		JNL/Capital Guardian Global Balanced Portfolio	JNL/Capital Guardian Global Diversified Research Portfolio		JNL/Capital Guardian U.S. Growth Equity Portfolio		JNL/Eagle Core Equity Portfolio

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$10.007812		$9.106416		$9.543319		$10.420986		$9.809639		$10.353105		$11.295328	$25.507270		$26.608782		$17.247755
Total Return *	-3.47%		-15.40%		-15.32%		-8.47%		-4.97%		1.63	%***	-5.94%	-5.69%		-0.45%		-1.92%
Ratio of Expenses **	1.20%		1.20%		1.20%		1.20%		1.20%		1.35%		1.25%	1.25%		1.20%		1.10%

Period ended December 31, 2010

Unit Value	$10.367185		$10.764025		$11.269970		$11.385308		$10.322473		n/a		$12.008142	$27.046552		$26.729247		$17.585979
Total Return *	1.98	%***	12.99	%***	3.10	%***	16.04%		1.12	%***	n/a		7.66%	10.39%		11.33%		10.63%
Ratio of Expenses **	1.20%		1.20%		1.20%		1.20%		1.20%		n/a		1.25%	1.25%		1.20%		1.10%

Period ended December 31, 2009

Unit Value	n/a		n/a		n/a		$9.811404		n/a		n/a		$11.153827	$24.501862		$24.008993		$15.895750
Total Return *	n/a		n/a		n/a		48.14%		n/a		n/a		20.96%	36.51%		33.21%		32.37%
Ratio of Expenses **	n/a		n/a		n/a		1.20%		n/a		n/a		1.25%	1.25%		1.20%		1.10%

Period ended December 31, 2008

Unit Value	n/a		n/a		n/a		$6.622915		n/a		n/a		$9.221201	$17.948440		$18.024075		$12.009007
Total Return *	n/a		n/a		n/a		-50.26	%***	n/a		n/a		-29.18%	-43.20%		-37.16	%***	-39.70%
Ratio of Expenses **	n/a		n/a		n/a		1.20%		n/a		n/a		1.25%	1.25%		1.20%		1.10%

Period ended December 31, 2007

Unit Value	n/a		n/a		n/a		$13.730889		n/a		n/a		$13.020007	$31.597476		$30.659761		$19.916715
Total Return *	n/a		n/a		n/a		1.58	%***	n/a		n/a		6.61%	-3.47	%***	8.36%		-0.52%
Ratio of Expenses **	n/a		n/a		n/a		1.25%		n/a		n/a		1.25%	1.25%		1.25%		1.10%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units,inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations May 3, 2010.
(c)	Commencement of operations October 11, 2010.
(d)	Commencement of operations December 12, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/American Funds Growth-Income Portfolio(b)	JNL/American Funds International Portfolio(b)	JNL/American Funds New World Portfolio(b)	JNL/BlackRock Commodity Securities Portfolio(a)	JNL/BlackRock Global Allocation Portfolio(c)	JNL/Brookfield Global Infrastructure Portfolio(d)	JNL/Capital Guardian Global Balanced Portfolio	JNL/Capital Guardian Global Diversified Research Portfolio	JNL/Capital Guardian U.S. Growth Equity Portfolio	JNL/Eagle Core Equity Portfolio

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$29,983	$11,987	$13,117	$40,160	$18,579	$350	$18,675	$10,792	$21,851	$7,533
Units Outstanding (in thousands)	3,012	1,324	1,383	3,939	1,902	34	1,722	491	977	482
Investment Income Ratio *	0.55%	0.75%	0.63%	0.62%	0.57%	0.00%	1.08%	0.94%	0.33%	0.58%

Period ended December 31, 2010

Net Assets (in thousands)	$9,854	$4,825	$5,160	$31,623	$7,298	n/a	$18,133	$11,063	$20,025	$5,550
Units Outstanding (in thousands)	953	449	459	2,831	708	n/a	1,568	482	909	354
Investment Income Ratio *	0.00%	0.00%	0.00%	0.32%	0.00%	n/a	1.13%	0.73%	0.26%	0.32%

Period ended December 31, 2009

Net Assets (in thousands)	n/a	n/a	n/a	$28,331	n/a	n/a	$13,985	$8,855	$14,962	$4,315
Units Outstanding (in thousands)	n/a	n/a	n/a	2,934	n/a	n/a	1,299	446	800	328
Investment Income Ratio *	n/a	n/a	n/a	0.86%	n/a	n/a	2.46%	1.86%	0.18%	1.31%

Period ended December 31, 2008

Net Assets (in thousands)	n/a	n/a	n/a	$17,074	n/a	n/a	$9,625	$4,641	$6,682	$2,152
Units Outstanding (in thousands)	n/a	n/a	n/a	2,612	n/a	n/a	1,077	347	557	235
Investment Income Ratio *	n/a	n/a	n/a	0.08%	n/a	n/a	1.10%	0.00%	0.00%	2.51%

Period ended December 31, 2007

Net Assets (in thousands)	n/a	n/a	n/a	$22,157	n/a	n/a	$12,554	$5,787	$9,399	$4,094
Units Outstanding (in thousands)	n/a	n/a	n/a	1,622	n/a	n/a	990	299	537	286
Investment Income Ratio *	n/a	n/a	n/a	0.00%	n/a	n/a	2.59%	0.71%	0.00%	1.98%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations May 3, 2010.
(c)	Commencement of operations October 11, 2010.
(d)	Commencement of operations December 12, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Eagle SmallCap Equity Portfolio	JNL/Franklin Templeton Founding Strategy Portfolio(a)		JNL/Franklin Templeton Global Growth Portfolio(a)		JNL/Franklin Templeton Global Multisector Bond Portfolio(d)		JNL/Franklin Templeton Income Portfolio		JNL/Franklin Templeton Inter- national Small Cap Growth Portfolio(b)		JNL/Franklin Templeton Mutual Shares Portfolio(a)		JNL/Franklin Templeton Small Cap Value Portfolio	JNL/ Goldman Sachs Core Plus Bond Portfolio	JNL/Goldman Sachs Emerging Markets Debt Portfolio(c)

Highest expense ratio
Period ended December 31, 2011

Unit Value	$21.507223	$7.901322		$6.802345		$10.050974		$10.134060		$6.433521		$7.691597		$11.058315	$17.522972	$12.023017
Total Return *	-5.11%	-4.19%		-8.78%		0.51	%***	-0.55%		-16.61	%***	-3.16%		-5.52%	2.82%	-7.31%
Ratio of Expenses **	2.92%	2.92%		2.92%		1.82%		3.06%		2.65%		2.56%		2.92%	3.30%	2.81%

Period ended December 31, 2010

Unit Value	$22.666493	$8.247152		$7.456868		n/a		$10.190111		$7.714890		$7.942977		$11.704333	$17.043066	$12.970732
Total Return *	31.74%	7.21%		3.99%		n/a		9.17%		17.40%		8.64%		23.18%	4.13%	-1.70	%***
Ratio of Expenses **	2.92%	2.92%		2.92%		n/a		3.06%		2.645%		2.56%		2.92%	3.30%	2.81%

Period ended December 31, 2009

Unit Value	$17.205430	$7.692367		$7.171023		n/a		$9.333800		$6.571401		$7.311457		$9.501581	$16.366352	$11.542313
Total Return *	31.59%	26.39%		27.07%		n/a		28.91%		48.61%		23.54%		29.77%	10.45%	9.49	%***
Ratio of Expenses **	2.92%	2.92%		2.92%		n/a		3.06%		2.645%		2.56%		2.92%	3.30%	2.56%

Period ended December 31, 2008

Unit Value	$13.075035	$6.086256		$5.643363		n/a		$7.240302		$4.421985		$5.918448		$7.322015	$14.817905	$9.627208
Total Return *	-40.06%	-37.97%		-42.33%		n/a		-31.85%		-55.11%		-39.47%		-35.05%	-8.25%	1.68	%***
Ratio of Expenses **	2.92%	2.92%		2.92%		n/a		3.06%		2.645%		2.56%		2.92%	3.30%	2.32%

Period ended December 31, 2007

Unit Value	$21.815073	$9.812218		$9.785701		n/a		$10.624672		$9.849998		$9.777653		$11.273287	$16.150638	n/a
Total Return *	8.85%	-3.47	%***	-8.10	%***	n/a		-3.52	%***	-2.45	%***	-5.59	%***	-8.86%	3.51%	n/a
Ratio of Expenses **	2.92%	2.92%		2.92%		n/a		3.06%		2.645%		2.56%		2.92%	3.30%	n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations May 3, 2010.
(c)	Commencement of operations October 6, 2008.
(d)	Commencement of operations December 12, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Eagle SmallCap Equity Portfolio	JNL/Franklin Templeton Founding Strategy Portfolio(a)		JNL/Franklin Templeton Global Growth Portfolio(a)		JNL/Franklin Templeton Global Multisector Bond Portfolio(d)		JNL/Franklin Templeton Income Portfolio		JNL/Franklin Templeton Inter- national Small Cap Growth Portfolio(b)		JNL/Franklin Templeton Mutual Shares Portfolio(a)		JNL/Franklin Templeton Small Cap Value Portfolio		JNL/ Goldman Sachs Core Plus Bond Portfolio	JNL/Goldman Sachs Emerging Markets Debt Portfolio(c)

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$28.409569	$8.603731		$7.407117		$10.053056		$11.260011		$6.823433		$8.227627		$12.358621		$25.266640	$12.665430
Total Return *	-3.38%	-6.63	%***	-7.20	%***	0.53	%***	1.31%		-15.40%		-1.84%		-9.55	%***	5.10%	-5.81%
Ratio of Expenses **	1.10%	1.20%		1.20%		1.40%		1.20%		1.20%		1.20%		1.25%		1.10%	1.20%

Period ended December 31, 2010

Unit Value	$29.402331	$8.810426		$7.966199		n/a		$11.114211		$8.065387		$8.382027		$12.792624		$24.041331	$13.446113
Total Return *	34.17%	9.02%		5.74%		n/a		11.22%		19.11%		10.12%		25.14%		6.45%	3.93	%***
Ratio of Expenses **	1.10%	1.25%		1.25%		n/a		1.20%		1.20%		1.20%		1.35%		1.10%	1.20%

Period ended December 31, 2009

Unit Value	$21.915024	$8.081629		$7.533953		n/a		$9.992628		$6.771385		$7.611388		$10.222878		$22.584355	$11.702888
Total Return *	34.00%	28.52%		29.21%		n/a		4.97	%***	0.84	%***	25.23%		31.81%		12.91%	21.28%
Ratio of Expenses **	1.10%	1.25%		1.25%		n/a		1.20%		1.20%		1.20%		1.35%		1.10%	1.35%

Period ended December 31, 2008

Unit Value	$16.353961	$6.288338		$5.830781		n/a		$7.598687		$4.484082		$6.077994		$7.755973		$20.002660	$9.649295
Total Return *	-38.96%	-36.93%		-41.36%		n/a		-30.61%		-54.52%		-34.06	%***	-34.03%		-6.21%	7.15	%***
Ratio of Expenses **	1.10%	1.25%		1.25%		n/a		1.25%		1.35%		1.20%		1.35%		1.10%	1.35%

Period ended December 31, 2007

Unit Value	$26.791566	$9.970116		$9.943224		n/a		$10.950553		$9.859775		$9.900980		$11.756122		$21.327295	n/a
Total Return *	10.86%	-4.99	%***	-7.78	%***	n/a		0.58	%***	-2.17	%***	-2.04	%***	-7.40%		5.83%	n/a
Ratio of Expenses **	1.10%	1.25%		1.25%		n/a		1.25%		1.35%		1.25%		1.35%		1.10%	n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations December 3, 2007.
(c)	Commencement of operations October 6, 2008.
(d)	Commencement of operations December 12, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Eagle SmallCap Equity Portfolio	JNL/Franklin Templeton Founding Strategy Portfolio(a)	JNL/Franklin Templeton Global Growth Portfolio(a)	JNL/Franklin Templeton Global Multisector Bond Portfolio(d)	JNL/Franklin Templeton Income Portfolio	JNL/Franklin Templeton Inter- national Small Cap Growth Portfolio(b)	JNL/Franklin Templeton Mutual Shares Portfolio(a)	JNL/Franklin Templeton Small Cap Value Portfolio	JNL/ Goldman Sachs Core Plus Bond Portfolio	JNL/Goldman Sachs Emerging Markets Debt Portfolio(c)

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$38,957	$61,514	$12,114	$-	$67,216	$8,741	$22,395	$16,217	$30,199	$17,233
Units Outstanding (in thousands)	1,490	7,295	1,665	-	6,100	1,302	2,771	1,345	1,310	1,378
Investment Income Ratio *	0.00%	1.48%	0.96%	0.00%	4.18%	1.46%	2.62%	0.32%	2.07%	5.19%

Period ended December 31, 2010

Net Assets (in thousands)	$29,936	$57,185	$9,349	n/a	$53,897	$8,311	$17,073	$13,064	$23,678	$14,482
Units Outstanding (in thousands)	1,107	6,588	1,188	n/a	4,941	1,044	2,069	1,038	1,084	1,087
Investment Income Ratio *	0.23%	3.14%	1.55%	n/a	4.20%	1.29%	0.03%	0.56%	2.74%	1.32%

Period ended December 31, 2009

Net Assets (in thousands)	$10,264	$41,621	$5,832	n/a	$34,693	$5,539	$10,152	$5,783	$18,061	$3,676
Units Outstanding (in thousands)	521	5,214	782	n/a	3,531	826	1,351	574	886	316
Investment Income Ratio *	0.00%	0.07%	2.26%	n/a	7.00%	2.36%	4.44%	0.99%	4.89%	0.22%

Period ended December 31, 2008

Net Assets (in thousands)	$4,286	$26,679	$3,094	n/a	$23,604	$709	$5,576	$2,371	$14,518	$90
Units Outstanding (in thousands)	299	4,280	535	n/a	3,144	159	925	310	825	9
Investment Income Ratio *	0.00%	1.39%	0.02%	n/a	0.09%	0.22%	0.00%	1.14%	3.90%	0.00%

Period ended December 31, 2007

Net Assets (in thousands)	$6,747	$36,507	$4,740	n/a	$28,076	$155	$7,161	$2,806	$15,399	n/a
Units Outstanding (in thousands)	296	3,678	479	n/a	2,586	16	726	242	827	n/a
Investment Income Ratio *	2.17%	0.00%	1.22%	n/a	4.15%	0.00%	0.00%	2.67%	3.69%	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations December 3, 2007.
(c)	Commencement of operations October 6, 2008.
(d)	Commencement of operations December 12, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ Goldman Sachs Mid Cap Value Portfolio		JNL/Goldman Sachs U.S. Equity Flex Portfolio(a)		JNL/Invesco Global Real Estate Portfolio		JNL/Invesco International Growth Portfolio		JNL/Invesco Large Cap Growth Portfolio	JNL/Invesco Small Cap Growth Portfolio	JNL/Ivy Asset Strategy Portfolio(b)		JNL/JPMorgan International Value Portfolio	JNL/JPMorgan MidCap Growth Portfolio	JNL/JPMorgan U.S. Government & Quality Bond Portfolio

Highest expense ratio
Period ended December 31, 2011

Unit Value	$10.891241		$7.134821		$10.348752		$11.687458		$8.846506	$12.091397	$9.925279		$8.225484	$17.832882	$13.426724
Total Return *	-9.35%		-13.10%		-9.08%		-9.68%		-10.33%	-4.84%	-10.05%		-16.00%	-8.60%	5.54%
Ratio of Expenses **	3.06%		2.81%		3.06%		3.06%		4.00%	3.60%	2.81%		3.67%	2.92%	4.00%

Period ended December 31, 2010

Unit Value	$12.014464		$8.210392		$11.382358		$12.940614		$9.866017	$12.706377	$11.034330		$9.791874	$19.509756	$12.722158
Total Return *	20.65%		1.33	%***	13.62%		8.92%		12.80%	21.75%	5.25	%***	3.71%	21.98%	3.13%
Ratio of Expenses **	3.06%		2.81%		3.06%		3.06%		4.00%	3.60%	2.81%		3.67%	2.92%	4.00%

Period ended December 31, 2009

Unit Value	$9.958343		$7.830309		$10.018332		$11.880546		$8.746244	$10.436552	$10.346684		$9.442039	$15.994559	$12.335502
Total Return *	28.66%		22.16	%***	28.54%		32.86%		19.42%	30.03%	-0.34	%***	25.48%	38.84%	-0.37%
Ratio of Expenses **	3.06%		2.56%		3.06%		3.06%		4.00%	3.60%	2.37%		3.67%	2.92%	4.00%

Period ended December 31, 2008

Unit Value	$7.740295		$6.443505		$7.794000		$8.941970		$7.324091	$8.026065	n/a		$7.524892	$11.519886	$12.381527
Total Return *	-38.02%		-39.20%		-37.64%		-42.72%		-40.11%	-41.86%	n/a		-46.49%	-46.04%	2.36%
Ratio of Expenses **	3.06%		2.46%		3.06%		3.06%		4.00%	3.60%	n/a		3.67%	2.92%	4.00%

Period ended December 31, 2007

Unit Value	$12.488638		$10.597762		$12.498967		$15.610040		$12.228711	$13.804828	n/a		$14.063652	$21.350052	$12.096597
Total Return *	-6.17	%***	-1.94	%***	-19.38	%***	6.87	%***	11.19%	7.41%	n/a		7.91%	4.84%	2.19%
Ratio of Expenses **	3.06%		2.46%		3.06%		3.06%		4.00%	3.60%	n/a		3.67%	2.92%	4.00%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ Goldman Sachs Mid Cap Value Portfolio		JNL/Goldman Sachs U.S. Equity Flex Portfolio(a)		JNL/Invesco Global Real Estate Portfolio		JNL/Invesco International Growth Portfolio		JNL/Invesco Large Cap Growth Portfolio	JNL/Invesco Small Cap Growth Portfolio	JNL/Ivy Asset Strategy Portfolio(b)		JNL/JPMorgan International Value Portfolio	JNL/JPMorgan MidCap Growth Portfolio		JNL/JPMorgan U.S. Government & Quality Bond Portfolio

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$12.328155		$7.727713		$11.713852		$15.926058		$11.881918	$15.356308	$10.292229		$11.737899	$23.739928		$21.388486
Total Return *	-7.65%		-11.69%		-7.38	%***	-7.99%		-7.70%	-2.58%	-8.59	%***	-13.82%	-7.01	%***	8.53%
Ratio of Expenses **	1.20%		1.20%		1.20%		1.20%		1.10%	1.25%	1.20%		1.10%	1.20%		1.20%

Period ended December 31, 2010

Unit Value	$13.349617		$8.751043		$12.611990		$17.309587		$12.873477	$15.763517	$11.238795		$13.619569	$25.333583		$19.708034
Total Return *	22.91%		7.40%		15.68%		10.97%		16.12%	24.64%	8.34%		6.41%	24.04%		6.06%
Ratio of Expenses **	1.20%		1.20%		1.25%		1.20%		1.10%	1.25%	1.35%		1.10%	1.25%		1.20%

Period ended December 31, 2009

Unit Value	$10.861081		$8.148045		$10.902034		$15.598755		$11.086130	$12.646845	$10.373870		$12.799740	$20.424376		$18.581407
Total Return *	2.03	%***	23.37%		30.89%		35.36%		22.93%	33.13%	4.38	%***	28.74%	41.18%		2.46%
Ratio of Expenses **	1.20%		1.20%		1.25%		1.20%		1.10%	1.25%	1.35%		1.10%	1.25%		1.20%

Period ended December 31, 2008

Unit Value	$8.241286		$6.604318		$8.329075		$11.524130		$9.018126	$9.499926	n/a		$9.942002	$14.466516		$18.135712
Total Return *	-36.95%		-32.20	%***	-36.50%		-35.61	%***	-38.35%	-40.48%	n/a		-45.10%	-45.13%		5.26%
Ratio of Expenses **	1.35%		1.20%		1.25%		1.20%		1.10%	1.25%	n/a		1.10%	1.25%		1.20%

Period ended December 31, 2007

Unit Value	$13.070993		$10.710847		$13.117101		$19.623745		$14.626770	$15.960342	n/a		$18.109633	$26.367299		$17.229132
Total Return *	1.41%		4.97	%***	-16.07	%***	8.41%		14.48%	9.98%	n/a		10.74%	6.61%		1.64	%***
Ratio of Expenses **	1.35%		1.35%		1.25%		1.25%		1.10%	1.25%	n/a		1.10%	1.25%		1.20%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ Goldman Sachs Mid Cap Value Portfolio	JNL/Goldman Sachs U.S. Equity Flex Portfolio(a)	JNL/Invesco Global Real Estate Portfolio	JNL/Invesco International Growth Portfolio	JNL/Invesco Large Cap Growth Portfolio	JNL/Invesco Small Cap Growth Portfolio	JNL/Ivy Asset Strategy Portfolio(b)	JNL/JPMorgan International Value Portfolio	JNL/JPMorgan MidCap Growth Portfolio	JNL/JPMorgan U.S. Government & Quality Bond Portfolio

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$22,894	$5,277	$19,221	$18,854	$16,200	$10,988	$53,309	$17,379	$19,639	$35,432
Units Outstanding (in thousands)	1,902	696	1,688	1,283	1,433	743	5,225	1,586	945	1,791
Investment Income Ratio *	0.86%	0.12%	2.67%	0.71%	0.16%	0.00%	0.16%	2.80%	0.00%	2.62%

Period ended December 31, 2010

Net Assets (in thousands)	$11,928	$5,598	$16,691	$18,691	$13,781	$9,681	$30,214	$18,237	$19,305	$24,533
Units Outstanding (in thousands)	914	650	1,354	1,181	1,124	637	2,696	1,432	884	1,349
Investment Income Ratio *	0.64%	0.76%	5.36%	0.67%	0.30%	0.00%	0.01%	2.40%	0.00%	3.28%

Period ended December 31, 2009

Net Assets (in thousands)	$5,694	$3,506	$9,829	$16,218	$9,404	$6,353	$4,687	$19,101	$15,041	$17,065
Units Outstanding (in thousands)	536	436	919	1,140	892	522	452	1,587	882	1,008
Investment Income Ratio *	1.33%	0.97%	3.02%	2.22%	0.31%	0.00%	0.00%	4.38%	0.00%	2.66%

Period ended December 31, 2008

Net Assets (in thousands)	$2,680	$1,601	$4,718	$9,437	$5,553	$2,303	n/a	$14,626	$3,832	$14,559
Units Outstanding (in thousands)	331	245	577	906	650	254	n/a	1,560	397	896
Investment Income Ratio *	0.99%	0.00%	2.10%	0.45%	0.15%	0.00%	n/a	2.14%	0.00%	2.39%

Period ended December 31, 2007

Net Assets (in thousands)	$4,209	$518	$6,850	$14,387	$7,404	$3,930	n/a	$28,958	$7,907	$9,981
Units Outstanding (in thousands)	327	49	530	816	535	258	n/a	1,675	486	659
Investment Income Ratio *	2.05%	0.00%	2.50%	1.71%	0.42%	0.28%	n/a	5.58%	0.00%	3.48%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Lazard Emerging Markets Portfolio		JNL/Lazard Mid Cap Equity Portfolio	JNL/M&G Global Basics Portfolio(b)		JNL/M&G Global Leaders Portfolio(b)		JNL/MCM 10 x 10 Portfolio(a)		JNL/MCM 25 Portfolio	JNL/MCM Bond Index Portfolio	JNL/MCM Communications Sector Portfolio		JNL/MCM Consumer Brands Sector Portfolio	JNL/MCM Dow Dividend Portfolio

Highest expense ratio
Period ended December 31, 2011

Unit Value	$10.477346		$13.815382	$12.396903		$10.610784		$8.003769		$12.628671	$11.068043	$4.335113		$9.182378	$6.544599
Total Return *	-20.22%		-9.01%	-14.03%		-13.80%		-4.47%		5.75%	3.15%	-6.10%		2.78%	2.74%
Ratio of Expenses **	3.06%		3.62%	2.46%		2.45%		2.47%		2.92%	3.82%	3.06%		3.595%	2.92%

Period ended December 31, 2010

Unit Value	$13.133006		$15.183516	$14.419391		$12.310144		$8.378355		$11.942160	$10.730476	$4.616627		$8.933898	$6.370230
Total Return *	18.23%		18.69%	20.95	%***	10.48%		13.59%		19.32%	1.91%	18.84%		18.42%	8.82%
Ratio of Expenses **	3.06%		3.62%	2.46%		2.45%		2.47%		2.92%	3.82%	3.06%		3.595%	2.92%

Period ended December 31, 2009

Unit Value	$11.107627		$12.792119	$12.027677		$11.142480		$7.375850		$10.008869	$10.529872	$3.884787		$7.544110	$5.853775
Total Return *	66.56%		34.69%	2.20	%***	52.64	%***	21.55%		48.54%	1.78%	21.81%		28.44%	16.79%
Ratio of Expenses **	3.06%		3.62%	2.32%		2.45%		2.47%		2.92%	3.82%	3.06%		3.595%	2.92%

Period ended December 31, 2008

Unit Value	$6.668671		$9.497574	$8.387379		$8.317768		$6.068298		$6.738050	$10.345302	$3.189306		$5.873650	$5.012113
Total Return *	-51.55%		-41.13%	3.40	%***	12.15	%***	-37.80%		-37.09%	-0.19%	-41.46%		-33.72%	-50.82%
Ratio of Expenses **	3.06%		3.62%	1.65%		2.00%		2.47%		2.92%	3.82%	3.06%		3.595%	2.92%

Period ended December 31, 2007

Unit Value	$13.765183		$16.133863	n/a		n/a		$9.756870		$10.711080	$10.365024	$5.447865		$8.861998	$10.191738
Total Return *	31.56	%***	-6.09%	n/a		n/a		2.69	%***	-5.64%	2.42%	1.44	%***	-11.14%	-5.83	%***
Ratio of Expenses **	3.06%		3.62%	n/a		n/a		2.47%		2.92%	3.82%	3.06%		3.595%	2.92%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Lazard Emerging Markets Portfolio		JNL/Lazard Mid Cap Equity Portfolio	JNL/M&G Global Basics Portfolio(b)		JNL/M&G Global Leaders Portfolio(b)		JNL/MCM 10 x 10 Portfolio(a)		JNL/MCM 25 Portfolio	JNL/MCM Bond Index Portfolio	JNL/MCM Communications Sector Portfolio	JNL/MCM Consumer Brands Sector Portfolio	JNL/MCM Dow Dividend Portfolio

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$11.641544		$19.578498	$12.850625		$11.030677		$8.472480		$15.560870	$14.509875	$5.437031	$12.304904	$7.249745
Total Return *	-18.73%		-6.69%	-13.07%		-2.30	%***	-3.31%		7.52%	5.98%	-4.39%	5.21%	1.46	%***
Ratio of Expenses **	1.20%		1.10%	1.35%		1.25%		1.25%		1.25%	1.10%	1.25%	1.25%	1.20%

Period ended December 31, 2010

Unit Value	$14.324101		$20.983331	$14.782825		$12.613218		$8.762104		$14.471906	$13.690850	$5.686513	$11.695318	$6.919764
Total Return *	20.45%		21.72%	21.43%		11.70%		14.99%		21.33%	4.72%	21.01%	21.23%	10.66%
Ratio of Expenses **	1.20%		1.10%	1.35%		1.35%		1.25%		1.25%	1.10%	1.25%	1.25%	1.25%

Period ended December 31, 2009

Unit Value	$11.891765		$17.238509	$12.173516		$11.291894		$7.620194		$11.928181	$13.074377	$4.699190	$9.647037	$6.253416
Total Return *	2.85	%***	38.13%	45.03%		35.55%		23.04%		51.04%	4.59%	24.03%	31.49%	18.76%
Ratio of Expenses **	1.20%		1.10%	1.35%		1.35%		1.25%		1.25%	1.10%	1.25%	1.25%	1.25%

Period ended December 31, 2008

Unit Value	$6.998757		$12.480293	$8.393798		$8.330475		$6.193316		$7.897156	$12.500500	$3.788673	$7.336631	$5.265477
Total Return *	-50.67%		-39.63%	11.48	%***	12.21	%***	-37.04%		-36.03%	2.56%	-40.39%	-32.14%	-49.99%
Ratio of Expenses **	1.25%		1.10%	1.35%		1.35%		1.25%		1.25%	1.10%	1.25%	1.25%	1.25%

Period ended December 31, 2007

Unit Value	$14.187324		$20.673108	n/a		n/a		$9.837116		$12.345715	$12.188243	$6.355640	$10.812044	$10.529819
Total Return *	-0.35	%***	-3.68%	n/a		n/a		-5.29	%***	-4.04%	5.26%	3.00%	-9.03%	-5.70	%***
Ratio of Expenses **	1.25%		1.10%	n/a		n/a		1.25%		1.25%	1.10%	1.25%	1.25%	1.25%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units,inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Lazard Emerging Markets Portfolio	JNL/Lazard Mid Cap Equity Portfolio	JNL/M&G Global Basics Portfolio(b)	JNL/M&G Global Leaders Portfolio(b)	JNL/MCM 10 x 10 Portfolio(a)	JNL/MCM 25 Portfolio	JNL/MCM Bond Index Portfolio	JNL/MCM Communications Sector Portfolio	JNL/MCM Consumer Brands Sector Portfolio	JNL/MCM Dow Dividend Portfolio

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$41,161	$14,088	$2,556	$1,890	$31,010	$22,351	$28,141	$6,054	$5,465	$21,637
Units Outstanding (in thousands)	3,618	782	200	173	3,710	1,520	2,044	1,182	463	3,067
Investment Income Ratio *	1.04%	0.68%	0.22%	0.81%	1.48%	2.58%	3.03%	3.27%	0.56%	3.16%

Period ended December 31, 2010

Net Assets (in thousands)	$56,931	$13,800	$1,664	$1,297	$28,351	$26,660	$22,461	$4,063	$3,220	$17,318
Units Outstanding (in thousands)	4,060	716	113	103	3,273	1,941	1,725	746	287	2,558
Investment Income Ratio *	0.55%	0.53%	0.75%	0.48%	2.05%	3.13%	2.69%	3.28%	0.49%	3.09%

Period ended December 31, 2009

Net Assets (in thousands)	$30,651	$10,301	$616	$465	$21,284	$9,395	$18,998	$1,568	$1,673	$13,360
Units Outstanding (in thousands)	2,620	654	51	41	2,818	838	1,527	346	182	2,177
Investment Income Ratio *	2.46%	0.83%	0.61%	1.25%	4.74%	3.81%	2.67%	4.72%	0.66%	7.65%

Period ended December 31, 2008

Net Assets (in thousands)	$7,602	$7,070	$22	$38	$11,357	$11,781	$19,683	$1,047	$1,088	$9,598
Units Outstanding (in thousands)	1,100	619	3	5	1,845	1,607	1,652	285	155	1,851
Investment Income Ratio *	0.68%	1.32%	0.00%	0.18%	1.06%	4.52%	4.16%	3.49%	0.37%	0.39%

Period ended December 31, 2007

Net Assets (in thousands)	$10,062	$12,268	n/a	n/a	$6,751	$14,078	$21,147	$4,121	$1,042	$19,682
Units Outstanding (in thousands)	715	648	n/a	n/a	689	1,206	1,814	656	100	1,890
Investment Income Ratio *	0.22%	5.55%	n/a	n/a	0.00%	1.33%	4.60%	4.48%	0.69%	0.00%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM Emerging Markets Index Portfolio(d)		JNL/MCM European 30 Portfolio(b)		JNL/MCM Financial Sector Portfolio	JNL/MCM Global Alpha Portfolio(c)		JNL/MCM Healthcare Sector Portfolio	JNL/MCM Index 5 Portfolio(a)		JNL/MCM International Index Portfolio	JNL/MCM JNL 5 Portfolio		JNL/MCM JNL Optimized 5 Portfolio	JNL/MCM Nasdaq 25 Portfolio

Highest expense ratio
Period ended December 31, 2011

Unit Value	$9.041881		$10.631165		$5.370175	$10.225383		$9.773195	$8.774960		$10.525030	$9.364430		$7.923453	$10.258367
Total Return *	-0.09	%***	-9.60%		-15.54%	0.52%		6.95%	-4.68	%***	-15.54%	-5.30%		-12.46%	-0.84%
Ratio of Expenses **	1.82%		2.46%		3.10%	2.32%		3.62%	2.70%		3.82%	3.36%		2.95%	2.82%

Period ended December 31, 2010

Unit Value	n/a		$11.760139		$6.358391	$10.172833		$9.138311	$9.205757		$12.461897	$9.888075		$9.050921	$10.345784
Total Return *	n/a		-0.35%		10.02%	3.21	%***	0.18%	12.70%		2.81%	13.24%		10.36%	13.94%
Ratio of Expenses **	n/a		2.46%		3.10%	2.32%		3.62%	2.695%		3.82%	3.36%		2.95%	2.82%

Period ended December 31, 2009

Unit Value	n/a		$11.801059		$5.779211	$9.824164		$9.121715	$8.168040		$12.121486	$8.732037		$8.200923	$9.079936
Total Return *	n/a		37.60%		15.00%	-2.35	%***	16.67%	21.83%		24.44%	20.03%		33.72%	30.38%
Ratio of Expenses **	n/a		2.46%		3.10%	2.21%		3.62%	2.695%		3.82%	3.36%		2.95%	2.82%

Period ended December 31, 2008

Unit Value	n/a		$8.576221		$5.025586	n/a		$7.818485	$6.704217		$9.741185	$7.274603		$6.132935	$6.964356
Total Return *	n/a		16.18	%***	-52.15%	n/a		-25.93%	-31.73%		-45.06%	-44.44%		-47.65%	-43.14%
Ratio of Expenses **	n/a		2.46%		3.10%	n/a		3.62%	2.695%		3.82%	3.36%		2.95%	2.82%

Period ended December 31, 2007

Unit Value	n/a		n/a		$10.503013	n/a		$10.556132	$9.820725		$17.731558	$13.092153		$11.714469	$12.247767
Total Return *	n/a		n/a		-19.90%	n/a		3.72%	-3.21	%***	6.23%	-5.04	%***	10.26%	3.06	%***
Ratio of Expenses **	n/a		n/a		3.10%	n/a		3.62%	2.695%		3.82%	3.36%		2.95%	2.82%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.
(c)	Commencement of operations September 28, 2009.
(d)	Commencement of operations August 29, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM Emerging Markets Index Portfolio(d)		JNL/MCM European 30 Portfolio(b)		JNL/MCM Financial Sector Portfolio		JNL/MCM Global Alpha Portfolio(c)		JNL/MCM Healthcare Sector Portfolio	JNL/MCM Index 5 Portfolio(a)		JNL/MCM International Index Portfolio	JNL/MCM JNL 5 Portfolio		JNL/MCM JNL Optimized 5 Portfolio		JNL/MCM Nasdaq 25 Portfolio

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$9.038785		$11.055224		$6.806673		$10.451281		$13.145097	$9.343671		$13.662299	$10.949320		$8.749376		$11.534623
Total Return *	-0.03	%***	-8.50%		-13.93%		1.51%		9.50%	-3.39%		-13.31%	-3.23%		-10.92%		0.77%
Ratio of Expenses **	1.35%		1.25%		1.20%		1.35%		1.25%	1.35%		1.20%	1.20%		1.20%		1.20%

Period ended December 31, 2010

Unit Value	n/a		$12.082548		$7.907944		$10.296112		$12.004152	$9.671778		$15.759270	$11.315208		$9.821450		$11.446489
Total Return *	n/a		0.87%		12.13%		4.57%		2.59%	14.23%		5.54%	15.71%		12.31%		15.80%
Ratio of Expenses **	n/a		1.25%		1.20%		1.35%		1.25%	1.35%		1.20%	1.20%		1.20%		1.20%

Period ended December 31, 2009

Unit Value	n/a		$11.978916		$7.052330		$9.845736		$11.701635	$8.466867		$14.932353	$9.778792		$8.744697		$9.884589
Total Return *	n/a		14.71	%***	17.20%		-0.82	%***	19.47%	23.48%		27.74%	22.66%		36.08%		32.51%
Ratio of Expenses **	n/a		1.25%		1.20%		1.35%		1.25%	1.35%		1.20%	1.20%		1.20%		1.20%

Period ended December 31, 2008

Unit Value	n/a		$8.598569		$6.017266		n/a		$9.794926	$6.856637		$11.689743	$7.972541		$6.426124		$7.459688
Total Return *	n/a		9.77	%***	-45.11	%***	n/a		-24.16%	-30.81%		-43.60%	-43.22%		-39.81	%***	-33.11	%***
Ratio of Expenses **	n/a		1.35%		1.20%		n/a		1.25%	1.35%		1.20%	1.20%		1.20%		1.20%

Period ended December 31, 2007

Unit Value	n/a		n/a		$12.296201		n/a		$12.914850	$9.909799		$20.728167	$14.041607		$12.051653		$12.887159
Total Return *	n/a		n/a		-18.39%		n/a		6.23%	-3.24	%***	9.07%	0.22	%***	12.16	%***	3.20	%***
Ratio of Expenses **	n/a		n/a		1.25%		n/a		1.25%	1.35%		1.20%	1.20%		1.25%		1.25%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units,inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.
Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.
(c)	Commencement of operations September 28, 2009.
(d)	Commencement of operations August 29, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM Emerging Markets Index Portfolio(d)	JNL/MCM European 30 Portfolio(b)	JNL/MCM Financial Sector Portfolio	JNL/MCM Global Alpha Portfolio(c)	JNL/MCM Healthcare Sector Portfolio	JNL/MCM Index 5 Portfolio(a)	JNL/MCM International Index Portfolio	JNL/MCM JNL 5 Portfolio	JNL/MCM JNL Optimized 5 Portfolio	JNL/MCM Nasdaq 25 Portfolio

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$113	$1,492	$9,654	$2,092	$18,150	$42,884	$31,357	$224,788	$30,661	$6,906
Units Outstanding (in thousands)	13	137	1,509	201	1,449	4,652	2,402	21,250	3,601	620
Investment Income Ratio *	0.00%	2.08%	0.69%	0.95%	0.94%	1.11%	2.64%	3.20%	1.89%	0.53%

Period ended December 31, 2010

Net Assets (in thousands)	n/a	$1,306	$9,304	$917	$11,108	$29,867	$34,076	$255,347	$33,786	$5,545
Units Outstanding (in thousands)	n/a	109	1,247	89	971	3,123	2,261	23,279	3,516	501
Investment Income Ratio *	n/a	0.07%	1.31%	0.00%	1.16%	1.02%	1.93%	2.06%	2.13%	0.21%

Period ended December 31, 2009

Net Assets (in thousands)	n/a	$930	$6,988	$114	$8,822	$23,007	$32,115	$249,705	$26,986	$4,233
Units Outstanding (in thousands)	n/a	78	1,049	12	793	2,742	2,238	26,219	3,139	441
Investment Income Ratio *	n/a	6.05%	1.90%	0.00%	1.48%	1.37%	2.70%	3.68%	2.95%	0.00%

Period ended December 31, 2008

Net Assets (in thousands)	n/a	$23	$3,204	n/a	$8,686	$4,148	$22,887	$219,942	$16,995	$2,841
Units Outstanding (in thousands)	n/a	3	566	n/a	937	608	2,030	28,207	2,678	391
Investment Income Ratio *	n/a	0.59%	1.69%	n/a	1.03%	1.32%	1.79%	2.19%	0.01%	0.03%

Period ended December 31, 2007

Net Assets (in thousands)	n/a	n/a	$2,950	n/a	$6,107	$1,982	$43,240	$411,201	$23,935	$4,932
Units Outstanding (in thousands)	n/a	n/a	255	n/a	500	201	2,147	29,805	2,004	390
Investment Income Ratio *	n/a	n/a	1.78%	n/a	0.81%	0.00%	3.07%	2.25%	3.11%	0.00%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.
(c)	Commencement of operations September 28, 2009.
(d)	Commencement of operations August 29, 2011.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM NYSE International 25 Portfolio(a)		JNL/MCM Oil & Gas Sector Portfolio	JNL/MCM Pacific Rim 30 Portfolio(b)		JNL/MCM S&P 24 Portfolio		JNL/MCM S&P 400 MidCap Index Portfolio	JNL/MCM S&P 500 Index Portfolio	JNL/MCM S&P SMid 60 Portfolio(a)		JNL/MCM Select Small-Cap Portfolio	JNL/MCM Small Cap Index Portfolio	JNL/MCM Technology Sector Portfolio

Highest expense ratio
Period ended December 31, 2011

Unit Value	$5.922364		$24.429425	$12.071817		$9.297026		$12.832940	$8.607958	$9.845349		$10.279034	$11.277101	$5.595727
Total Return *	-25.82%		-0.44%	-4.55%		2.13	%***	-5.80%	-2.32%	-10.26%		-1.98%	-7.92%	-3.36%
Ratio of Expenses **	2.61%		3.67%	2.77%		2.70%		3.82%	3.82%	2.80%		3.36%	3.82%	3.10%

Period ended December 31, 2010

Unit Value	$7.983385		$24.537470	$12.646784		$9.103383		$13.623110	$8.812777	$10.970531		$10.486936	$12.246469	$5.790370
Total Return *	-0.37%		14.82%	2.81	%***	13.46%		21.12%	10.15%	17.43%		11.43%	21.59%	8.69%
Ratio of Expenses **	2.61%		3.67%	2.77%		2.695%		3.82%	3.82%	2.80%		3.36%	3.82%	3.10%

Period ended December 31, 2009

Unit Value	$8.013086		$21.371032	$11.581197		$8.023137		$11.247860	$8.000841	$9.342505		$9.411601	$10.072059	$5.327626
Total Return *	32.54%		15.76%	-1.43	%***	15.68%		32.86%	21.25%	57.13%		1.43%	22.60%	58.82%
Ratio of Expenses **	2.61%		3.67%	2.32%		2.695%		3.82%	3.82%	2.80%		3.36%	3.82%	3.10%

Period ended December 31, 2008

Unit Value	$6.045943		$18.461967	$9.557205		$6.935855		$8.465989	$6.598750	$5.945811		$9.279117	$8.215282	$3.354513
Total Return *	-47.32%		-40.10%	15.95	%***	-26.69	%***	-39.92%	-39.98%	-32.15%		-42.04%	-37.37%	-45.15%
Ratio of Expenses **	2.61%		3.67%	1.90%		2.695%		3.82%	3.82%	2.80%		3.36%	3.82%	3.10%

Period ended December 31, 2007

Unit Value	$11.477487		$30.822514	n/a		$10.659279		$14.092008	$10.994104	$8.762630		$16.008906	$13.116710	$6.115358
Total Return *	9.88	%***	30.38%	n/a		-1.79	%***	3.40%	0.95%	-5.95	%***	-13.42%	-5.80%	11.04%
Ratio of Expenses **	2.61%		3.67%	n/a		2.32%		3.82%	3.82%	2.80%		3.36%	3.82%	3.10%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units,inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM NYSE International 25 Portfolio(a)		JNL/MCM Oil & Gas Sector Portfolio		JNL/MCM Pacific Rim 30 Portfolio(b)		JNL/MCM S&P 24 Portfolio		JNL/MCM S&P 400 MidCap Index Portfolio	JNL/MCM S&P 500 Index Portfolio	JNL/MCM S&P SMid 60 Portfolio(a)		JNL/MCM Select Small-Cap Portfolio		JNL/MCM Small Cap Index Portfolio	JNL/MCM Technology Sector Portfolio

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$6.309939		$33.267572		$12.679823		$10.033768		$16.658478	$11.285867	$10.583722		$13.465318		$14.638349	$7.052998
Total Return *	-24.80%		2.04%		-3.09%		3.51%		-3.31%	0.36%	-8.86%		0.15%		-5.48%	-1.56%
Ratio of Expenses **	1.25%		1.20%		1.25%		1.35%		1.20%	1.10%	1.25%		1.20%		1.20%	1.25%

Period ended December 31, 2010

Unit Value	$8.391196		$32.601597		$13.084010		$9.693872		$17.228089	$11.245180	$11.612498		$13.444909		$15.486630	$7.164897
Total Return *	0.99%		17.69%		11.49%		15.00%		24.33%	13.19%	19.26%		13.86%		24.82%	10.71%
Ratio of Expenses **	1.25%		1.20%		1.25%		1.35%		1.20%	1.10%	1.25%		1.20%		1.20%	1.25%

Period ended December 31, 2009

Unit Value	$8.309309		$27.701731		$11.735522		$8.429408		$13.856434	$9.935174	$9.737114		$11.808406		$12.407508	$6.471498
Total Return *	-9.47	%***	18.65%		6.47	%***	17.24%		36.39%	24.59%	21.01	%***	4.40	%***	25.86%	61.78%
Ratio of Expenses **	1.25%		1.20%		1.25%		1.35%		1.20%	1.10%	1.25%		1.20%		1.20%	1.25%

Period ended December 31, 2008

Unit Value	$6.174597		$23.347075		$9.563759		$7.189709		$10.159610	$7.974214	$6.091650		$11.339771		$9.858535	$4.000061
Total Return *	-46.66%		-38.60%		7.51	%***	-33.63%		-38.33%	-38.32%	-31.15%		-40.80%		-35.71%	-44.12%
Ratio of Expenses **	1.35%		1.20%		1.60%		1.35%		1.20%	1.10%	1.35%		1.25%		1.20%	1.25%

Period ended December 31, 2007

Unit Value	$11.574967		$38.027337		n/a		$10.833210		$16.473778	$12.929231	$8.848332		$19.155566		$15.333345	$7.158545
Total Return *	13.64	%***	3.52	%***	n/a		-1.71	%***	6.16%	3.75%	-13.07	%***	-11.57%		-3.28%	13.13%
Ratio of Expenses **	1.35%		1.20%		n/a		1.35%		1.20%	1.10%	1.35%		1.25%		1.20%	1.25%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded..

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM NYSE International 25 Portfolio(a)	JNL/MCM Oil & Gas Sector Portfolio	JNL/MCM Pacific Rim 30 Portfolio(b)	JNL/MCM S&P 24 Portfolio	JNL/MCM S&P 400 MidCap Index Portfolio	JNL/MCM S&P 500 Index Portfolio	JNL/MCM S&P SMid 60 Portfolio(a)	JNL/MCM Select Small-Cap Portfolio	JNL/MCM Small Cap Index Portfolio	JNL/MCM Technology Sector Portfolio

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$5,244	$40,885	$3,212	$2,306	$35,429	$95,155	$11,333	$7,412	$29,344	$20,787
Units Outstanding (in thousands)	850	1,302	256	233	2,218	8,847	1,090	583	2,094	3,099
Investment Income Ratio *	2.39%	0.77%	1.44%	0.52%	0.63%	2.17%	0.75%	1.09%	0.78%	0.18%

Period ended December 31, 2010

Net Assets (in thousands)	$6,020	$30,493	$3,376	$1,552	$35,871	$65,928	$11,167	$8,068	$31,066	$19,317
Units Outstanding (in thousands)	730	994	260	163	2,175	6,112	977	639	2,092	2,843
Investment Income Ratio *	2.23%	1.09%	0.00%	0.34%	0.70%	1.42%	0.09%	0.52%	0.65%	0.14%

Period ended December 31, 2009

Net Assets (in thousands)	$5,157	$20,183	$850	$977	$24,246	$45,164	$9,384	$6,319	$25,412	$20,520
Units Outstanding (in thousands)	629	772	73	118	1,820	4,736	976	572	2,128	3,339
Investment Income Ratio *	5.16%	1.05%	3.01%	0.09%	1.18%	1.67%	1.10%	1.07%	0.82%	0.12%

Period ended December 31, 2008

Net Assets (in thousands)	$3,077	$13,205	$26	$6,139	$19,157	$25,662	$4,163	$4,986	$18,450	$2,878
Units Outstanding (in thousands)	501	599	3	875	1,964	3,354	689	473	1,941	758
Investment Income Ratio *	0.01%	0.58%	0.00%	0.00%	1.09%	1.57%	0.03%	0.29%	1.38%	0.02%

Period ended December 31, 2007

Net Assets (in thousands)	$4,036	$20,777	n/a	$605	$31,368	$44,016	$1,146	$9,735	$26,807	$4,011
Units Outstanding (in thousands)	350	580	n/a	56	1,961	3,514	130	548	1,795	587
Investment Income Ratio *	6.00%	1.01%	n/a	0.00%	1.25%	1.44%	2.30%	6.35%	1.44%	0.08%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations April 30, 2007.
(b)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM Value Line 30 Portfolio		JNL/MCM VIP Portfolio	JNL/ Oppenheimer Global Growth Portfolio	JNL/PAM Asia ex-Japan Portfolio(b)		JNL/PAM China-India Portfolio(b)		JNL/PIMCO Real Return Portfolio(a)		JNL/PIMCO Total Return Bond Portfolio	JNL/PPM America Floating Rate Income Portfolio		JNL/ PPM America High Yield Bond Portfolio		JNL/ PPM America Mid Cap Value Portfolio(c)

Highest expense ratio
Period ended December 31, 2011

Unit Value	$8.361326		$9.570563	$10.365544	$6.972502		$5.797024		$13.034508		$13.237441	$9.813265		$12.840972		$9.084554
Total Return *	-25.52%		-6.56%	-11.19%	-23.34%		-29.88%		8.51%		0.73%	3.29	%***	1.52%		-9.93%
Ratio of Expenses **	3.36%		3.06%	3.30%	2.77%		2.81%		2.92%		4.00%	2.60%		3.06%		2.77%

Period ended December 31, 2010

Unit Value	$11.226452		$10.242365	$11.671742	$9.095534		$8.267688		$12.012545		$13.141741	n/a		$12.648094		$10.086549
Total Return *	18.41%		11.84%	11.63%	16.14%		-1.16	%***	4.62%		3.35%	n/a		12.15%		14.61	%***
Ratio of Expenses **	3.36%		3.06%	3.30%	2.77%		2.81%		2.92%		4.00%	n/a		3.06%		2.77%

Period ended December 31, 2009

Unit Value	$9.481303		$9.158067	$10.455341	$7.831456		$7.278544		$11.481733		$12.715484	n/a		$11.278177		$8.032651
Total Return *	10.89%		20.21%	34.90%	15.78	%***	20.08	%***	13.87%		10.93%	n/a		41.89%		43.66%
Ratio of Expenses **	3.36%		3.06%	3.30%	2.77%		2.77%		2.92%		4.00%	n/a		3.06%		2.56%

Period ended December 31, 2008

Unit Value	$8.549882		$7.618122	$7.750635	$4.752767		$4.118907		$10.083121		$11.462899	n/a		$7.948482		$5.591445
Total Return *	-49.18%		-44.51%	-42.78%	-23.20	%***	-47.23	%***	-8.65	%***	-3.54%	n/a		-32.84%		-47.33	%***
Ratio of Expenses **	3.36%		3.06%	3.30%	2.67%		2.47%		2.92%		4.00%	n/a		3.06%		2.56%

Period ended December 31, 2007

Unit Value	$16.824245		$13.729202	$13.546090	n/a		n/a		$10.789785		$11.883302	n/a		$11.835493		n/a
Total Return *	-0.66	%***	7.40%	2.86%	n/a		n/a		8.65	%***	3.98%	n/a		-6.10	%***	n/a
Ratio of Expenses **	3.36%		3.06%	3.30%	n/a		n/a		2.87%		4.00%	n/a		3.06%		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units,inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations December 3, 2007.
(c)	Commencement of operations March 31, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM Value Line 30 Portfolio		JNL/MCM VIP Portfolio	JNL/ Oppenheimer Global Growth Portfolio	JNL/PAM Asia ex-Japan Portfolio(b)		JNL/PAM China-India Portfolio(b)		JNL/PIMCO Real Return Portfolio(a)		JNL/PIMCO Total Return Bond Portfolio	JNL/PPM America Floating Rate Income Portfolio		JNL/ PPM America High Yield Bond Portfolio	JNL/ PPM America Mid Cap Value Portfolio(c)

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$9.776439		$10.910497	$13.107449	$7.418200		$6.177716		$14.193702		$19.772736	$9.950207		$16.850240	$9.581893
Total Return *	-23.90%		-4.86%	-9.22%	-22.17%		-28.78%		10.38%		3.68%	-0.95	%***	3.53%	-8.65%
Ratio of Expenses **	1.20%		1.25%	1.10%	1.25%		1.25%		1.20%		1.10%	1.20%		1.10%	1.35%

Period ended December 31, 2010

Unit Value	$12.846735		$11.467586	$14.438869	$9.531443		$8.674606		$12.858377		$19.070164	n/a		$16.275861	$10.489142
Total Return *	20.99%		13.88%	14.12%	17.92%		15.47%		6.44%		6.39%	n/a		14.37%	27.84%
Ratio of Expenses **	1.20%		1.25%	1.10%	1.25%		1.25%		1.20%		1.10%	n/a		1.10%	1.35%

Period ended December 31, 2009

Unit Value	$10.617842		$10.069636	$12.652627	$8.082935		$7.512174		$12.080609		$17.924159	n/a		$14.231312	$8.204833
Total Return *	13.32%		22.41%	37.90%	1.99	%***	12.28	%***	-1.16	%***	14.19%	n/a		44.70%	45.41%
Ratio of Expenses **	1.20%		1.25%	1.10%	1.25%		1.25%		1.20%		1.10%	n/a		1.10%	1.35%

Period ended December 31, 2008

Unit Value	$9.370137		$8.226249	$9.175389	$4.820984		$4.168903		$10.418261		$15.696593	n/a		$9.834823	$5.642615
Total Return *	-48.07%		-43.50%	-41.51%	-48.71	%***	-46.57	%***	-4.93%		-0.70%	n/a		-31.51%	-47.13	%***
Ratio of Expenses **	1.20%		1.25%	1.10%	1.35%		1.35%		1.25%		1.10%	n/a		1.10%	1.35%

Period ended December 31, 2007

Unit Value	$18.044364		$14.559087	$15.687217	n/a		n/a		$10.958251		$15.807122	n/a		$14.359995	n/a
Total Return *	0.42	%***	9.37%	5.16%	n/a		n/a		9.39	%***	7.06%	n/a		-2.19%	n/a
Ratio of Expenses **	1.20%		1.25%	1.10%	n/a		n/a		1.25%		1.10%	n/a		1.10%	n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations December 3, 2007.
(c)	Commencement of operations March 31, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MCM Value Line 30 Portfolio	JNL/MCM VIP Portfolio	JNL/ Oppenheimer Global Growth Portfolio	JNL/PAM Asia ex-Japan Portfolio(b)	JNL/PAM China-India Portfolio(b)	JNL/PIMCO Real Return Portfolio(a)	JNL/PIMCO Total Return Bond Portfolio	JNL/PPM America Floating Rate Income Portfolio	JNL/ PPM America High Yield Bond Portfolio	JNL/ PPM America Mid Cap Value Portfolio(c)

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$29,159	$11,393	$25,541	$7,751	$19,522	$76,215	$191,091	$5,808	$49,959	$3,700
Units Outstanding (in thousands)	3,089	1,080	2,059	1,060	3,207	5,478	10,425	586	3,231	390
Investment Income Ratio *	0.00%	1.36%	0.64%	0.46%	0.36%	0.99%	3.19%	0.00%	7.50%	0.13%

Period ended December 31, 2010

Net Assets (in thousands)	$31,854	$11,905	$21,462	$9,193	$21,618	$45,868	$155,396	n/a	$38,138	$2,879
Units Outstanding (in thousands)	2,564	1,069	1,570	975	2,520	3,628	8,812	n/a	2,558	276
Investment Income Ratio *	0.59%	2.35%	0.84%	0.13%	0.00%	1.65%	2.46%	n/a	7.46%	0.00%

Period ended December 31, 2009

Net Assets (in thousands)	$29,692	$11,754	$15,773	$5,941	$16,155	$27,003	$95,964	n/a	$28,838	$770
Units Outstanding (in thousands)	2,880	1,196	1,314	741	2,160	2,267	5,847	n/a	2,221	94
Investment Income Ratio *	0.13%	1.81%	1.61%	0.01%	0.00%	3.10%	3.55%	n/a	8.43%	0.79%

Period ended December 31, 2008

Net Assets (in thousands)	$33,476	$10,219	$9,571	$497	$1,081	$15,786	$39,877	n/a	$11,560	$188
Units Outstanding (in thousands)	3,670	1,268	1,098	104	259	1,530	2,782	n/a	1,306	33
Investment Income Ratio *	0.32%	1.51%	1.38%	1.70%	0.00%	1.75%	4.39%	n/a	8.74%	0.98%

Period ended December 31, 2007

Net Assets (in thousands)	$66,341	$18,042	$17,153	n/a	n/a	$3,152	$34,092	n/a	$17,379	n/a
Units Outstanding (in thousands)	3,767	1,262	1,148	n/a	n/a	289	2,361	n/a	1,328	n/a
Investment Income Ratio *	0.00%	5.52%	1.17%	n/a	n/a	0.00%	4.95%	n/a	8.09%	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations January 16, 2007.
(b)	Commencement of operations December 3, 2007.
(c)	Commencement of operations March 31, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ PPM America Small Cap Value Portfolio(b)		JNL/ PPM America Value Equity Portfolio	JNL/ Red Rocks Listed Private Equity Portfolio(c)		JNL/S&P 4 Portfolio(a)		JNL/S&P Competitive Advantage Portfolio(a)		JNL/S&P Dividend Income & Growth Portfolio(a)		JNL/S&P Intrinsic Value Portfolio(a)		JNL/ S&P Managed Aggressive Growth Portfolio	JNL/ S&P Managed Conservative Portfolio	JNL/ S&P Managed Growth Portfolio

Highest expense ratio
Period ended December 31, 2011

Unit Value	$9.028677		$11.808634	$7.941350		$10.288829		$11.305556		$10.684731		$10.930285		$10.522116	$10.934617	$10.637647
Total Return *	-10.34%		-8.62%	-20.08%		2.80%		7.68%		1.23	%***	3.74%		-8.03%	0.16%	-6.62%
Ratio of Expenses **	2.56%		3.62%	2.62%		2.95%		2.62%		2.61%		2.645%		3.47%	2.92%	3.67%

Period ended December 31, 2010

Unit Value	$10.070203		$12.922995	$9.937014		$10.008757		$10.499543		$9.769767		$10.535984		$11.441106	$10.916993	$11.391867
Total Return *	24.48%		13.28%	23.05	%***	10.49	%***	9.71%		13.82	%***	11.41%		13.09%	5.57%	11.93%
Ratio of Expenses **	2.56%		3.62%	2.62%		2.95%		2.62%		2.56%		2.645%		3.47%	2.92%	3.67%

Period ended December 31, 2009

Unit Value	$8.089606		$11.407772	$8.083713		$9.084017		$9.570035		$8.495170		$9.457344		$10.116666	$10.340832	$10.177303
Total Return *	30.59%		39.44%	27.38	%***	37.90%		19.06	%***	20.47%		52.93%		26.58%	10.26%	23.45%
Ratio of Expenses **	2.56%		3.62%	2.56%		2.82%		2.62%		2.46%		2.645%		3.47%	2.92%	3.67%

Period ended December 31, 2008

Unit Value	$6.194830		$8.181282	$5.911761		$6.587250		$6.824072		$7.051872		$6.183952		$7.992469	$9.378612	$8.244253
Total Return *	-41.04	%***	-49.09%	-20.15	%***	-28.12	%***	-29.32	%***	-26.05	%***	-27.31	%***	-41.23%	-16.23%	-37.69%
Ratio of Expenses **	2.56%		3.62%	2.32%		2.82%		2.46%		2.46%		2.645%		3.47%	2.92%	3.67%

Period ended December 31, 2007

Unit Value	n/a		$16.069507	n/a		$9.914624		$9.908252		$9.761266		$9.914769		$13.600178	$11.196051	$13.230251
Total Return *	n/a		-9.00%	n/a		0.00	%***	-1.94	%***	0.21	%***	-0.85	%***	5.43%	3.22%	4.76%
Ratio of Expenses **	n/a		3.62%	n/a		2.02%		2.32%		1.96%		1.82%		3.47%	2.92%	3.67%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**	Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***	Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations December 3, 2007.
(b)	Commencement of operations March 31, 2008.
(c)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ PPM America Small Cap Value Portfolio(b)		JNL/ PPM America Value Equity Portfolio	JNL/ Red Rocks Listed Private Equity Portfolio(c)		JNL/S&P 4 Portfolio(a)		JNL/S&P Competitive Advantage Portfolio(a)		JNL/S&P Dividend Income & Growth Portfolio(a)		JNL/S&P Intrinsic Value Portfolio(a)		JNL/ S&P Managed Aggressive Growth Portfolio		JNL/ S&P Managed Conservative Portfolio		JNL/ S&P Managed Growth Portfolio

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$9.483068		$17.530227	$8.301161		$11.049760		$11.955476		$11.316966		$11.572214		$14.370593		$12.383906		$14.933032
Total Return *	-9.16	%***	-6.44%	-23.94	%***	4.61%		9.16%		11.09	%***	-8.15	%***	-5.93	%***	1.89%		-4.29%
Ratio of Expenses **	1.25%		1.25%	1.25%		1.20%		1.25%		1.20%		1.25%		1.20%		1.20%		1.20%

Period ended December 31, 2010

Unit Value	$10.411098		$18.736365	$10.223513		$10.562974		$10.952490		$10.141014		$10.967120		$15.182008		$12.153673		$15.602672
Total Return *	26.00%		16.00%	24.62%		12.44%		11.23%		16.66%		12.86%		15.63%		7.40%		14.73%
Ratio of Expenses **	1.35%		1.25%	1.35%		1.20%		1.25%		1.35%		1.35%		1.25%		1.20%		1.20%

Period ended December 31, 2009

Unit Value	$8.262864		$16.152117	$8.203565		$9.394582		$9.846991		$8.693155		$9.717690		$13.129751		$11.315908		$13.599063
Total Return *	32.18%		42.78%	38.45%		-1.36	%***	42.43%		21.81%		54.93%		29.42%		15.33	%***	1.53	%***
Ratio of Expenses **	1.35%		1.25%	1.35%		1.20%		1.25%		1.35%		1.35%		1.25%		1.20%		1.20%

Period ended December 31, 2008

Unit Value	$6.251399		$11.312423	$5.925490		$6.699490		$6.913687		$7.136553		$6.272336		$10.145138		$10.066931		$10.690473
Total Return *	-40.54	%***	-47.87%	-24.16	%***	-30.46	%***	-30.28%		-26.92%		-35.26	%***	-39.91%		-14.82%		-36.16%
Ratio of Expenses **	1.35%		1.25%	1.35%		1.25%		1.25%		1.35%		1.35%		1.25%		1.25%		1.25%

Period ended December 31, 2007

Unit Value	n/a		$21.699183	n/a		$9.919737		$9.916389		$9.765851		$9.917962		$16.884180		$11.818709		$16.745691
Total Return *	n/a		-6.80%	n/a		0.77	%***	-1.88	%***	-0.51	%***	-0.82	%***	7.81%		3.07	%***	7.34%
Ratio of Expenses **	n/a		1.25%	n/a		1.35%		1.25%		1.35%		1.40%		1.25%		1.25%		1.25%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations December 3, 2007.
(b)	Commencement of operations March 31, 2008.
(c)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ PPM America Small Cap Value Portfolio(b)	JNL/ PPM America Value Equity Portfolio	JNL/ Red Rocks Listed Private Equity Portfolio(c)	JNL/S&P 4 Portfolio(a)	JNL/S&P Competitive Advantage Portfolio(a)	JNL/S&P Dividend Income & Growth Portfolio(a)	JNL/S&P Intrinsic Value Portfolio(a)	JNL/ S&P Managed Aggressive Growth Portfolio	JNL/ S&P Managed Conservative Portfolio	JNL/ S&P Managed Growth Portfolio

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$3,097	$4,165	$9,423	$53,136	$3,763	$28,048	$15,737	$67,978	$105,755	$184,728
Units Outstanding (in thousands)	330	320	1,150	4,885	318	2,516	1,379	5,126	8,785	13,104
Investment Income Ratio *	0.23%	1.12%	9.14%	4.77%	0.59%	1.83%	1.10%	0.64%	2.25%	0.71%

Period ended December 31, 2010

Net Assets (in thousands)	$2,589	$5,414	$5,977	$46,655	$5,117	$11,457	$4,508	$69,459	$88,159	$168,909
Units Outstanding (in thousands)	250	395	588	4,471	474	1,136	414	4,957	7,441	11,485
Investment Income Ratio *	0.22%	1.56%	0.29%	0.00%	0.58%	1.69%	0.77%	0.74%	2.92%	1.03%

Period ended December 31, 2009

Net Assets (in thousands)	$780	$3,170	$1,654	$35,257	$11,377	$3,914	$1,824	$53,254	$47,358	$122,493
Units Outstanding (in thousands)	95	299	202	3,785	1,169	453	189	4,404	4,287	9,602
Investment Income Ratio *	0.74%	5.57%	5.56%	1.29%	0.02%	0.04%	0.04%	2.48%	2.07%	2.27%

Period ended December 31, 2008

Net Assets (in thousands)	$166	$2,063	$238	$9,167	$2,164	$1,234	$214	$35,527	$29,567	$63,433
Units Outstanding (in thousands)	27	305	40	1,374	315	173	34	3,829	2,996	6,345
Investment Income Ratio *	0.49%	2.45%	0.99%	0.01%	1.26%	4.76%	2.56%	0.37%	4.28%	0.53%

Period ended December 31, 2007

Net Assets (in thousands)	n/a	$4,475	n/a	$83	$2,620	$124	$-	$67,327	$21,481	$108,086
Units Outstanding (in thousands)	n/a	358	n/a	8	264	13	-	4,383	1,848	6,946
Investment Income Ratio *	n/a	0.60%	n/a	0.00%	0.06%	0.08%	0.00%	1.89%	3.54%	1.72%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations December 3, 2007.
(b)	Commencement of operations March 31, 2008.
(c)	Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ S&P Managed Moderate Portfolio	JNL/ S&P Managed Moderate Growth Portfolio	JNL/S&P Total Yield Portfolio(a)		JNL/T. Rowe Price Established Growth Portfolio	JNL/T. Rowe Price Mid-Cap Growth Portfolio	JNL/T. Rowe Price Short-Term Bond Portfolio		JNL/T. Rowe Price Value Portfolio		JNL/WMC Balanced Portfolio	JNL/WMC Money Market Portfolio	JNL/WMC Value Portfolio

Highest expense ratio
Period ended December 31, 2011

Unit Value	$11.058493	$10.930358	$8.599454		$19.069527	$30.888728	$9.733370		$11.039639		$21.264551	$9.684774	$15.759197
Total Return *	-2.19%	-4.77%	-8.01%		-5.04%	-5.31%	-1.42%		-5.52	%***	-0.07%	-3.00%	-5.53%
Ratio of Expenses **	3.06%	3.62%	2.81%		4.00%	4.00%	2.81%		3.60%		3.30%	3.06%	3.62%

Period ended December 31, 2010

Unit Value	$11.306591	$11.477855	$9.348699		$20.082226	$32.621795	$9.873781		$11.685060		$21.280258	$9.984433	$16.682091
Total Return *	7.95%	9.16%	3.18	%***	12.18%	22.85%	-1.10	%***	11.80%		7.23%	-3.01%	9.65%
Ratio of Expenses **	3.06%	3.62%	2.81%		4.00%	4.00%	2.81%		3.595%		3.30%	3.06%	3.62%

Period ended December 31, 2009

Unit Value	$10.474041	$10.514921	$8.799258		$17.901009	$26.554492	$9.897810		$10.451914		$19.845416	$10.294710	$15.213383
Total Return *	15.05%	19.07%	39.41%		37.87%	41.08%	4.03	%***	32.25%		15.80%	-2.87%	19.57%
Ratio of Expenses **	3.06%	3.62%	2.46%		4.00%	4.00%	2.72%		3.595%		3.30%	3.06%	3.62%

Period ended December 31, 2008

Unit Value	$9.103785	$8.831129	$6.311926		$12.984192	$18.822510	$9.489982		$7.903368		$17.137028	$10.598972	$12.723152
Total Return *	-23.61%	-30.08%	-34.62	%***	-45.09%	-42.97%	-6.12	%***	-42.57%		-23.30%	-0.89%	-35.72%
Ratio of Expenses **	3.06%	3.62%	2.46%		4.00%	4.00%	2.56%		3.595%		3.30%	3.06%	3.62%

Period ended December 31, 2007

Unit Value	$11.918026	$12.630402	$10.060337		$23.645204	$33.007381	$10.370787		$13.761959		$22.342118	$10.693817	$19.791966
Total Return *	4.47%	4.77%	0.60	%***	5.77%	12.60%	2.25%		-2.73%		3.99%	1.57%	3.99%
Ratio of Expenses **	3.06%	3.62%	1.82%		4.00%	4.00%	2.47%		3.595%		3.30%	3.06%	3.62%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**	Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***	Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ S&P Managed Moderate Portfolio	JNL/ S&P Managed Moderate Growth Portfolio		JNL/S&P Total Yield Portfolio(a)		JNL/T. Rowe Price Established Growth Portfolio	JNL/T. Rowe Price Mid-Cap Growth Portfolio	JNL/T. Rowe Price Short-Term Bond Portfolio		JNL/T. Rowe Price Value Portfolio	JNL/WMC Balanced Portfolio		JNL/WMC Money Market Portfolio		JNL/WMC Value Portfolio

Lowest expense ratio
Period ended December 31, 2011

Unit Value	$12.606526	$15.237672		$9.164285		$30.892401	$50.039375	$10.663490		$14.769881	$30.154336		$13.196508		$19.896804
Total Return *	-0.41%	-2.44	%***	-6.57%		-2.26%	-2.53%	0.17	%***	-3.14%	2.04%		-1.19%		-3.13%
Ratio of Expenses **	1.25%	1.20%		1.25%		1.10%	1.10%	1.20%		1.10%	1.20%		1.20%		1.10%

Period ended December 31, 2010

Unit Value	$12.658765	$15.521078		$9.808930		$31.605518	$51.340354	$10.620291		$15.249172	$29.551180		$13.354786		$20.539277
Total Return *	9.92%	11.78%		8.71%		15.49%	26.46%	1.66%		14.62%	9.51%		-1.19%		12.45%
Ratio of Expenses **	1.25%	1.25%		1.25%		1.10%	1.10%	1.25%		1.10%	1.20%		1.20%		1.10%

Period ended December 31, 2009

Unit Value	$11.516303	$13.885882		$9.022914		$27.367367	$40.596956	$10.447023		$13.303769	$26.985943		$13.516004		$18.264828
Total Return *	17.15%	21.92%		41.11%		41.92%	45.23%	6.30%		35.59%	-0.06	%***	-1.05%		22.62%
Ratio of Expenses **	1.25%	1.25%		1.25%		1.10%	1.10%	1.25%		1.10%	1.20%		1.20%		1.10%

Period ended December 31, 2008

Unit Value	$9.830150	$11.389116		$6.394459		$19.283022	$27.953583	$9.827941		$9.811921	$22.665125		$13.658998		$14.894958
Total Return *	-22.22%	-28.40%		-32.77	%***	-43.47%	-41.30%	-8.05	%***	-41.12%	-21.71%		0.97%		-34.07%
Ratio of Expenses **	1.25%	1.25%		1.25%		1.10%	1.10%	1.25%		1.10%	1.25%		1.20%		1.10%

Period ended December 31, 2007

Unit Value	$12.638090	$15.907343		$10.063580		$34.112058	$47.618487	$10.566167		$16.664255	$28.949650		$13.527246		$22.593750
Total Return *	6.39%	7.30%		0.64	%***	8.90%	15.93%	3.41%		-0.26%	6.15%		0.24	%***	6.66%
Ratio of Expenses **	1.25%	1.25%		1.40%		1.10%	1.10%	1.35%		1.10%	1.25%		1.20%		1.10%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/ S&P Managed Moderate Portfolio	JNL/ S&P Managed Moderate Growth Portfolio	JNL/S&P Total Yield Portfolio(a)	JNL/T. Rowe Price Established Growth Portfolio	JNL/T. Rowe Price Mid-Cap Growth Portfolio	JNL/T. Rowe Price Short-Term Bond Portfolio	JNL/T. Rowe Price Value Portfolio	JNL/WMC Balanced Portfolio	JNL/WMC Money Market Portfolio	JNL/WMC Value Portfolio

Portfolio data
Period ended December 31, 2011

Net Assets (in thousands)	$183,032	$257,461	$3,001	$66,027	$75,215	$20,001	$35,098	$77,021	$40,932	$22,913
Units Outstanding (in thousands)	14,882	17,870	332	2,451	1,676	1,918	2,523	2,739	3,340	1,209
Investment Income Ratio *	1.93%	1.64%	1.24%	0.00%	0.02%	1.24%	1.45%	1.17%	0.00%	1.07%

Period ended December 31, 2010

Net Assets (in thousands)	$146,451	$210,716	$1,933	$54,174	$68,198	$13,770	$30,599	$56,078	$25,381	$19,319
Units Outstanding (in thousands)	11,837	14,293	199	2,000	1,490	1,320	2,126	2,045	2,031	984
Investment Income Ratio *	2.20%	1.37%	1.09%	0.04%	0.19%	1.46%	1.04%	1.44%	0.00%	1.03%

Period ended December 31, 2009

Net Assets (in thousands)	$87,075	$129,482	$754	$38,909	$43,237	$7,691	$24,491	$30,956	$24,500	$13,294
Units Outstanding (in thousands)	7,740	9,880	84	1,719	1,215	749	1,943	1,261	1,961	760
Investment Income Ratio *	1.59%	0.83%	0.01%	0.32%	0.00%	4.06%	1.66%	3.09%	0.16%	1.79%

Period ended December 31, 2008

Net Assets (in thousands)	$43,694	$75,924	$4,842	$20,911	$20,335	$3,960	$17,289	$15,324	$34,271	$8,649
Units Outstanding (in thousands)	4,548	7,111	762	1,395	868	409	1,856	774	2,740	607
Investment Income Ratio *	3.86%	2.22%	4.10%	0.09%	0.00%	4.34%	1.90%	2.61%	2.12%	0.03%

Period ended December 31, 2007

Net Assets (in thousands)	$42,577	$113,848	$-	$37,429	$39,876	$3,611	$31,075	$17,515	$23,711	$13,501
Units Outstanding (in thousands)	3,436	7,642	-	1,503	1,025	344	1,965	724	1,916	621
Investment Income Ratio *	3.07%	2.20%	0.00%	1.05%	1.76%	3.54%	2.18%	2.63%	4.63%	4.05%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a)	Commencement of operations December 3, 2007.

                KPMG LLP
                303 East Wacker Drive
                Chicago, IL  60601-5212

Independent Auditors’ Report

The Board of Directors
Jackson National Life Insurance Company of New York and
Contract Owners of JNLNY Separate Account I:

We have audited the accompanying statements of assets and liabilities of each of the sub-accounts within JNLNY Separate Account I (Separate Account) as set forth herein as of December 31, 2011, and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agent of the underlying mutual fund and other appropriate audit procedures. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each sub-account within JNLNY Separate Account I as set forth herein as of December 31, 2011, the results of their operations for the year or period then ended, the changes in their net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
March 1, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

JACKSON™
NATIONAL LIFE INSURANCE COMPANY
OF NEW YORK

Jackson National Life Insurance Company of New York

Financial Statements

December 31, 2011

Jackson National Life Insurance Company of New York

Index to Financial Statements
December 31, 2011

                     KMPG LLP
                      303 East Wacker Drive
                      Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Jackson National Life Insurance Company of New York:

We have audited the accompanying balance sheets of Jackson National Life Insurance Company of New York (the Company) as of December 31, 2011 and 2010, and the related income statements and statements of stockholder’s equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company of New York as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
March 12, 2012
KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Balance Sheets
(In thousands, except per share information)

	December 31,
Assets	2011	2010
Investments:
Securities available for sale, at fair value:
Fixed maturities (amortized cost: 2011, $1,554,182; 2010, $1,531,774)	$1,666,318	$1,587,407
Trading securities, at fair value	573	431
Policy loans	269	262
Total investments	1,667,160	1,588,100
Cash and cash equivalents	73,287	88,587
Accrued investment income	17,222	16,523
Deferred acquisition costs	263,271	224,796
Deferred sales inducements	11,172	12,526
Receivable for securities sold	40,000	-
Reinsurance recoverable	77,210	32,300
Income taxes receivable from Parent	70,527	65,478
Receivable from Parent	285	2,858
Separate account assets	3,450,977	2,848,302
Total assets	$5,671,111	$4,879,470

Liabilities and Stockholder's Equity
Liabilities
Reserves for future policy benefits and claims payable	$170,173	$54,027
Deposits on investment contracts	1,518,169	1,482,795
Securities lending payable	2,540	9,613
Deferred income taxes, net	44,962	35,350
Other liabilities	18,525	17,451
Separate account liabilities	3,450,977	2,848,302
Total liabilities	5,205,346	4,447,538

Stockholder's Equity
Common stock, $1,000 par value; 2,000 shares
authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	256,000	256,000
Accumulated other comprehensive income, net
of tax of $13,741 in 2011 and $2,836 in 2010	47,150	26,898
Retained earnings	160,615	147,034
Total stockholder's equity	465,765	431,932
Total liabilities and stockholder's equity	$5,671,111	$4,879,470

See accompanying Notes to Financial Statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Income Statements
(In thousands)

	Years Ended December 31,
	2011	2010	2009
Revenues
Fee income	$86,921	$59,419	$36,864
Premium, net of reinsurance	(7,769)	(7,855)	(7,641)
Net investment income	84,154	85,696	81,025
Net realized losses on investments:
Total other-than-temporary impairments	(13,103)	(17,261)	(44,400)
Portion of other-than-temporary impairments included in
other comprehensive income	11,040	7,556	16,002
Net other-than-temporary impairments	(2,063)	(9,705)	(28,398)
Other investment gains (losses)	860	(6,341)	11,859
Total net realized losses on investments	(1,203)	(16,046)	(16,539)
Other income	158	155	177
Total revenues	162,261	121,369	93,886

Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	68,914	6,114	4,821
Interest credited on deposit liabilities, net of deferrals	42,532	40,516	43,499
Operating costs and other expenses, net of deferrals	26,568	19,272	15,203
Amortization of deferred acquisition costs and sales inducement costs	7,673	23,190	25,982
Total benefits and expenses	145,687	89,092	89,505
Pretax income	16,574	32,277	4,381
Income tax expense	2,993	7,754	117
Net income	$13,581	$24,523	$4,264

See accompanying Notes to Financial Statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Statements of Stockholder's Equity and Comprehensive Income
(In thousands)

			Accumulated
		Additional	other		Total
	Common	paid-in	comprehensive	Retained	stockholder's
	stock	capital	income (loss)	earnings	equity
Balances as of December 31, 2008	$2,000	$181,000	$(38,037)	$115,877	$260,840
Comprehensive income:
Net income				4,264	4,264
Net unrealized gains on securities
not other-than-temporarily impaired,
net of tax of $7,868			38,797		38,797
Net unrealized losses on other-than-
temporarily impaired securities,
net of tax benefit of $4,424			(8,215)		(8,215)
Reclassification adjustment
for losses included
in net income, net of tax of $5,031			9,345		9,345
Total comprehensive income (loss)			39,927	4,264	44,191
Capital contribution		75,000			75,000
Cumulative effect of change in
accounting, net			(2,370)	2,370	-
Balances as of December 31, 2009	$2,000	$256,000	$(480)	$122,511	$380,031

Comprehensive income:
Net income				24,523	24,523
Net unrealized gains on securities
not other-than-temporarily impaired,
net of tax of $13,874			25,764		25,764
Net unrealized losses on other-than-
temporarily impaired securities,
net of tax benefit of $2,044			(3,795)		(3,795)
Reclassification adjustment
for losses included
in net income, net of tax of $2,912			5,409		5,409
Total comprehensive income			27,378	24,523	51,901
Balances as of December 31, 2010	$2,000	$256,000	$26,898	$147,034	$431,932

Comprehensive income:
Net income				13,581	13,581
Net unrealized gains on securities
not other-than-temporarily impaired,
net of tax of $14,182			26,337		26,337
Net unrealized losses on other-than-
temporarily impaired securities,
net of tax benefit of $2,968			(5,512)		(5,512)
Reclassification adjustment
for gains included in net income,
net of tax benefit of $309			(573)		(573)
Total comprehensive income			20,252	13,581	33,833
Balances as of December 31, 2011	$2,000	$256,000	$47,150	$160,615	$465,765

See accompanying Notes to Financial Statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$13,581	$24,523	$4,264
Adjustments to reconcile net income to
net cash provided by operating activities:
Net realized losses on investments	1,203	16,046	16,539
Interest credited on deposit liabilities, gross	42,814	40,921	44,098
Amortization of discount and premium on investments	(840)	459	610
Deferred income tax provision	(1,292)	109	(9,207)
Change in:
Accrued investment income	(699)	(966)	(794)
Deferred sales inducements and acquisition costs	(62,458)	(48,889)	(28,158)
Trading portfolio activity, net	(142)	1,710	832
Income taxes (receivable from) payable to Parent	(5,049)	(6,726)	43,222
Claims payable	7,071	5,454	4,054
Receivable from (payable to) Parent	2,573	(1,214)	(49,034)
Other assets and liabilities, net	24,742	(460)	2,903
Net cash provided by operating activities	21,504	30,967	29,329

Cash flows from investing activities:
Fixed maturities:
Proceeds from sales	224,196	233,634	292,030
Principal repayments, maturities, calls
and redemptions	52,924	90,731	81,991
Purchases	(299,891)	(476,419)	(533,240)
Other investing activities	(7,080)	8,494	(5,181)
Net cash used in investing activities	(29,851)	(143,560)	(164,400)

Cash flows from financing activities:
Policyholders' account balances:
Deposits	1,112,100	1,071,851	792,246
Withdrawals	(381,805)	(302,015)	(376,665)
Net transfers to separate accounts	(737,248)	(667,382)	(416,393)
Capital contribution	-	-	75,000
Net cash (used in) provided by financing activities	(6,953)	102,454	74,188

Net decrease in cash and cash equivalents	(15,300)	(10,139)	(60,883)

Cash and cash equivalents, beginning of year	88,587	98,726	159,609
Cash and cash equivalents, end of year	$73,287	$88,587	$98,726

See accompanying Notes to Financial Statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

1.	Nature of Operations

Jackson National Life Insurance Company of New York, (the “Company” or “Jackson-NY”) is wholly owned by Jackson National Life Insurance Company (“Jackson” or the “Parent”), a wholly owned subsidiary of Brooke Life Insurance Company (“Brooke Life”), which is ultimately a wholly owned subsidiary of Prudential plc (“Prudential”), London, England.  Jackson-NY is licensed to sell group and individual annuity products (including immediate annuities, deferred fixed annuities and variable annuities), guaranteed investment contracts and individual life insurance products, including variable universal life, in the states of New York, Delaware and Michigan.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  In 2011, Jackson-NY adopted a revised presentation of the balance sheet and income statement, with prior year amounts being reclassified to conform with the current year presentation with no impact on stockholder’s equity or net income.

The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes.  Significant estimates or assumptions, as further discussed in the notes, include: 1) valuation of investments, including fair values of securities deemed to be in an illiquid market and the determination of when an impairment is other-than-temporary; 2) assumptions impacting future gross profits, including lapse and mortality rates, expenses, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs and deferred sales inducements; 3) assumptions used in calculating policy reserves and liabilities, including lapse and mortality rates, expenses and investment returns; 4) assumptions as to future earnings levels being sufficient to realize deferred tax benefits; 5) estimates related to liabilities for lawsuits, contingencies and other accruals; and 6) assumptions and estimates associated with the Company’s tax positions which impact the amount of recognized tax benefits recorded by the Company.  These estimates and assumptions are based on management’s best estimates and judgments.  Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors deemed appropriate.  As facts and circumstances dictate, these estimates and assumptions may be adjusted.  Since future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.  Changes in those estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements in the periods the estimates are changed.

Changes in Accounting Principles – Adopted in Current Year
In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-15, “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments.” This guidance clarifies that an insurance entity should not consider any separate account interests held for the benefit of policyholders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related policyholder, as defined in the Variable Interest Entities Subsections of Subtopic 810-10 and those Subsections require the consideration of related parties.  This accounting guidance was effective on January 1, 2011 and had no impact on the Company’s financial statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires additional disclosures related to transfers between Levels 1 and 2 and for fair value measurement activity in Level 3.  Additional information to be provided includes purchases, sales, issuances, and settlements on a gross basis.  This ASU also clarifies certain other existing disclosure requirements including the level of disaggregation and disclosures around inputs and valuation techniques.  The accounting guidance for new disclosures and clarification of existing disclosures was effective for periods beginning after December 15, 2009 and were included in the Company’s financial statements for the year ending December 31, 2010.  The additional disclosures related to activity in Level 3 are effective for fiscal years beginning after December 15, 2010, and are included herein.

Changes in Accounting Principles – Adopted in Prior Years
On January 1, 2010, the Company adopted ASU No. 2009-16, “Accounting for Transfers of Financial Assets.”  This accounting guidance amends the current guidance on transfers of financial assets by eliminating the qualifying special-purpose entity (“QSPE”) concept, providing certain conditions that must be met to qualify for sale accounting, changing the amount of gain or loss recognized on certain transfers and requiring additional disclosures.  ASU 2009-16 did not have an impact on the Company’s financial statements.

On January 1, 2010, the Company adopted ASU No. 2010-10, “Amendment for Certain Investment Funds,” which provides accounting guidance for determining which enterprise, if any, has a controlling financial interest in a variable interest entity (“VIE”) and requires additional disclosures regarding a company’s involvement in VIEs.  ASU 2010-10 did not have an impact on the Company’s financial statements.

Changes in Accounting Principles – Not Yet Adopted
In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet: Disclosures about Offsetting Assets and Liabilities,” which requires an entity to disclose information about offsetting and related arrangements.  This guidance is effective for fiscal years beginning after January 1, 2013.  The new disclosures are required to be applied retrospectively for all comparative periods presented.  The Company will adopt this guidance effective January 1, 2013 and include all applicable disclosures.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” with an objective of increasing the prominence of items reported in other comprehensive income (“OCI”).  This guidance provides entities with the option to present the total of comprehensive income, the components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  This guidance is applicable retrospectively and is effective for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  The Company will adopt this guidance effective January 1, 2012 and is currently evaluating options for the presentation of comprehensive income upon adoption.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards,” which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements.  This new guidance is not expected to change which assets and liabilities are to be carried at fair value.  This guidance is applicable prospectively and is effective for fiscal years beginning after December 15, 2011.  Early adoption is prohibited.  The Company will adopt this guidance effective January 1, 2012 and has not yet determined the impact it will have on the Company’s financial statements upon adoption.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

In October 2010, the FASB issued ASU No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” This guidance clarifies which costs related to the acquisition or renewal of insurance contracts can be deferred by insurance entities.  The guidance also specifies that only costs directly related to the successful acquisition of new or renewal contracts can be capitalized.  All other acquisition related costs should be expensed as incurred.

Jackson-NY will adopt this accounting guidance effective January 1, 2012 on a retrospective basis with restatement of all years presented and a cumulative effect adjustment to opening equity balance at January 1, 2010.  Jackson estimates the restatement will reduce deferred acquisition costs by approximately $27.9 million and reduce stockholder’s equity by approximately $18.0 million, net of tax, at January 1, 2010.

The impact on the income statement is as follows (in thousands):

	Years ended December 31,
	2011	2010
Net income as reported	$13,581	$24,523
Reduced deferrals	(9,646)	(9,760)
Reduced amortization	971	2,287
Tax benefit	3,036	2,616
Net income as adjusted	$7,942	$19,666

Comprehensive Income
Comprehensive income includes all changes in stockholder’s equity (except those arising from transactions with owners/stockholders) and, in the Company’s case, includes net income and net unrealized gains or losses on available for sale securities.

Investments
Fixed maturities consist primarily of bonds and asset-backed securities. Acquisition discounts and premiums on fixed maturities are amortized into investment income through call or maturity dates using the effective interest method.  Discounts and premiums on asset-backed securities are amortized over the estimated redemption period.  Certain asset-backed securities are considered to be other than high quality or otherwise deemed to be high-risk, meaning the Company might not recover substantially all of its recorded investment due to unanticipated prepayment events.  For these securities, changes in investment yields due to changes in estimated future cash flows are accounted for on a prospective basis.  The carrying value of such securities was $34.2 million and $33.2 million at December 31, 2011 and 2010, respectively.

All fixed maturities are classified as available for sale and are carried at fair value.  For declines in fair value considered to be other-than-temporary, an impairment charge reflecting the difference between the amortized cost basis and fair value is included in net realized losses on investments.  If management believes the Company does not intend to sell the security and will not more likely than not be required to sell the security prior to recovery of its amortized cost basis, an amount representing the non-credit related portion of a loss is reclassified out of net realized losses on investments and into other comprehensive income.  In determining whether an other-than-temporary impairment has occurred, and in calculating the non-credit related component of the total impairment loss, the Company considers a number of factors, which are further detailed in Note 4.

During 2009, the Company transferred its equity holdings, consisting of common stocks and preferred stocks, from available for sale to a trading portfolio and recognized a loss of $1.1 million.  At December 31, 2011 and 2010, all equity holdings were classified as trading.  Trading securities are carried at fair value with changes in value included in net investment income.

Policy loans are carried at the unpaid principal balances.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Realized gains and losses on the sale of investments are recognized in net income at the date of sale and are determined using the specific cost identification method.

The changes in unrealized gains and losses on investments which are classified as available for sale, net of tax and the effect of the adjustment for deferred acquisition costs and deferred sales inducements, and the non-credit related portion of other-than-temporary impairment charges, are excluded from net income and included as a component of other comprehensive income and stockholder’s equity.

Embedded Derivatives
Certain guarantees offered in connection with variable annuities issued by the Company, contain embedded derivatives as defined by current accounting guidance.  These derivatives, embedded in certain host liabilities that have been separated for accounting and financial reporting purposes, are carried at fair value.  Embedded derivative results are reported in death, other policy benefits and change in policy reserves.

Cash and Cash Equivalents
Cash and cash equivalents, which primarily include high quality, non-asset-backed commercial paper and money market instruments, are carried at cost or amortized cost.  These investments have original maturities of three months or less and are considered cash equivalents for reporting cash flows.

Deferred Acquisition Costs
Certain costs of acquiring new business, principally commissions and certain costs associated with policy issuance and underwriting, which vary with and are primarily related to the production of new business, are capitalized as deferred acquisition costs.  Deferred acquisition costs are increased by interest thereon and amortized into income in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits, including realized capital gains and losses and embedded derivative movements, for annuities and interest-sensitive life products.  Due to volatility of certain factors, including realized capital gains and losses and embedded derivative movements, amortization may be a benefit or a charge in any given period.  In the event of negative amortization, the related deferred acquisition cost balance is capped at the initial amount capitalized, plus interest.  Unamortized deferred acquisition costs are written off when a contract is internally replaced and substantially changed.  A review of assumptions used for estimating future gross profits underlying the amortization of deferred acquisition costs is conducted on an annual basis.  Based on results of the annual review, the deferred acquisition cost balance is adjusted, with an offsetting credit or charge to amortization expense.

As fixed maturities available for sale are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in fair value of fixed maturities available for sale, net of applicable tax, is credited or charged directly to stockholder’s equity as a component of other comprehensive income.  Deferred acquisition costs have been decreased by $47.3 million and $23.8 million at December 31, 2011 and 2010, respectively, to reflect this adjustment.

For variable annuity business, the Company employs a mean reversion methodology that is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels.  The mean reversion methodology achieves this objective by applying a dynamic adjustment to the level of expectations of short-term future investment returns.  Under the methodology, the projected returns for the next five years are set such that, when combined with the actual returns for the current and preceding two years, the average rate of return over the eight year period is 8.4%, after investment management fees.  The mean reversion methodology does, however, include a cap and a floor of 15% and 0% per annum, respectively, on the projected return for each of the next five years.  Projected returns after the next five years are set at 8.4%.  At December 31, 2010, future projected returns were capped at the 15% level.  By December 31, 2011, projected returns under mean reversion had fallen and were below the 15% cap.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Deferred acquisition costs are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.  Any amount deemed unrecoverable would be written off with a charge through deferred acquisition costs amortization.  No such write-offs were required for 2011, 2010 and 2009.

 Deferred Sales Inducements
Bonus interest on single premium deferred annuities and contract enhancements on variable annuities are capitalized as deferred sales inducements.  Deferred sales inducements are increased by interest thereon and amortized into income in proportion to estimated gross profits, including realized capital gains and losses and embedded derivative movements.  Due to volatility of certain factors, including realized capital gains and losses and embedded derivative movements, amortization may be a benefit or a charge in any given period.  In the event of negative amortization, the related deferred sales inducements balance is capped at the initial amount capitalized, plus interest.  Unamortized deferred sales inducements are written off when a contract is internally replaced and substantially changed.  A review of assumptions used for estimating future gross profits underlying the amortization of deferred sales inducements is conducted on an annual basis.  Based on results of the annual review, the deferred sales inducement balance is adjusted, with an offsetting credit or charge to amortization expense.

As fixed maturities available for sale are carried at fair value, an adjustment is made to deferred sales inducements equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in fair value of fixed maturities available for sale, net of applicable tax, is credited or charged directly to stockholder’s equity as a component of other comprehensive income.  Deferred sales inducements have been decreased by $4.0 million and $2.1 million at December 31, 2011 and 2010, respectively, to reflect this adjustment.

For variable annuity business, the Company employs the same mean reversion methodology as is employed for deferred acquisition costs as described above.

Deferred sales inducements are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.  Any amount deemed unrecoverable would be written off with a charge through deferred sales inducements amortization.  No such write-offs were required for 2011, 2010 and 2009.

Actuarial Assumption Changes (Unlocking)
Annually, or as circumstances warrant, the Company conducts a comprehensive review of the assumptions used for its estimates of future gross profits underlying the amortization of deferred acquisition costs and deferred sales inducements, as well as the valuation of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.  These assumptions include investment margins, mortality, persistency, rider utilization and policy maintenance expenses.  Based on this review, the cumulative balances of deferred acquisition costs, deferred sales inducements and life and annuity reserves are adjusted with an offsetting benefit or charge to net income.

Reinsurance
The Company enters into ceded reinsurance agreements with other companies in the normal course of business.  Reinsurance agreements are reported on a gross basis on the Company’s balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to reinsurers.  Reinsurance ceded premiums and benefits provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premiums and benefits are reported net of insurance ceded.

Federal Income Taxes
The Company files a consolidated federal income tax return with Jackson and Brooke Life.  The Company has entered into a written tax sharing agreement, which is generally based on separate return calculations.  Intercompany balances are settled on a quarterly basis.  The Company is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes.  Such temporary differences are principally related to the effects of recording certain invested assets at fair value, the deferral of policy acquisition costs and sales inducements and the provisions for policy reserves and other insurance items.  Deferred tax assets and liabilities are measured using the tax rates expected to be in effect when such benefits are realized.  In accordance with GAAP, Jackson-NY is required to test the value of deferred tax assets for realizability.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  In determining the need for a valuation allowance, the Company considers the carryback capacity of losses, reversal of existing temporary differences, estimated future taxable income and tax planning strategies.

The determination of the valuation allowance for Jackson-NY’s deferred tax assets requires management to make certain judgments and assumptions regarding future operations that are based on historical experience and expectations of future performance.  In order to recognize a tax benefit in the financial statements, there must be a greater than fifty percent chance of success with the relevant taxing authority with regard to that tax position.  Management’s judgments are potentially subject to change given the inherent uncertainty in predicting future performance, which is impacted by such factors as policyholder behavior, competitor pricing and other specific industry and market conditions.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

Reserves for Future Policy Benefits and Claims Payable
For traditional life insurance contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest, persistency and expenses plus provisions for adverse deviations.  Mortality assumptions range from 25% to 160% of the 1975-1980 Basic Select and Ultimate tables depending on policy duration.  Interest rate assumptions range from 3.5% to 6.0%.  Lapse and expense assumptions are based on studies of the Company’s experience in combination with that of its Parent.  See Note 6 for a description of general account reserves related to variable annuity guarantees.

Deposits on investment contracts
For the Company’s interest-sensitive life contracts, liabilities approximate the policyholder’s account value.  For deferred annuities and the fixed option on variable annuity contracts, the liability is the policyholder’s account value.  At December 31, 2011, the Company had interest sensitive life business in force with total account value of $6.8 million, all with a minimum guaranteed interest rate of 4.0% and fixed interest rate annuities of $1.5 billion of account value with minimum guaranteed rates ranging from 1.0% to 3.0% and a 2.53% average guaranteed rate.

Contingent Liabilities
The Company is a party to legal actions and, at times, regulatory investigations.  Given the inherent unpredictability of these matters, it is difficult to estimate their impact on the Company’s financial position.  Amounts related to contingent liabilities are established if it is probable that a loss has been incurred and the amount is reasonably estimable.  It is possible that an adverse outcome in certain of the Company’s contingent liabilities, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company’s financial position.  However, it is the opinion of management that the ultimate disposition of contingent liabilities will not have a material adverse affect on the Company's financial condition or results of operations.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Separate Account Assets and Liabilities
The Company maintains separate account assets, which are reported at fair value.  The related liabilities are reported at an amount equivalent to the separate account assets.  At December 31, 2011 and 2010, the separate account assets and liabilities associated with variable life and annuity contracts, aggregated $3,451.0 million and $2,848.3 million, respectively.  Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company.  Refer to Note 6 for additional information regarding the Company’s contractual guarantees.  Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the income statements.  Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue.

Revenue and Expense Recognition
Premiums for traditional life insurance are reported as revenues when due.  Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts.  This association is accomplished through provisions for future policy benefits and the deferral and amortization of acquisition costs.

Deposits on interest-sensitive life products and investment contracts, principally universal and variable universal life contracts and deferred annuities, are treated as policyholder deposits and excluded from revenue.  Revenues consist primarily of investment income and charges assessed against the policyholder’s account value for mortality charges, surrenders, variable annuity benefit guarantees and administrative expenses. Surrender benefits are treated as repayments of the policyholder account.  Annuity benefit payments are treated as reductions to the policyholder account.  Death benefits in excess of the policyholder account are recognized as an expense when incurred.  Expenses consist primarily of the interest credited to policyholder deposits.  Underwriting and other acquisition expenses are associated with gross profit in order to recognize profit over the life of the business.  This is accomplished through deferral and amortization of acquisition costs and sales inducements.  Expenses not related to policy acquisition are recognized when incurred.

Investment income is not accrued on securities in default and otherwise where the collection is uncertain.  Receipts of interest on such securities are generally used to reduce the cost basis of the securities.

Subsequent Events
The Company has evaluated events through March 12, 2012, which is the date the financial statements were available to be issued.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

3.    Fair Value Measurements

The following chart summarizes the fair value and carrying value of Jackson-NY’s financial instruments (in thousands).

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash and short-term investments	$73,287	$73,287	$88,587	$88,587
Fixed maturities	1,666,318	1,666,318	1,587,407	1,587,407
Trading securities	573	573	431	431
Policy loans	269	201	262	194
GMIB reinsurance recoverable	22,145	22,145	6,980	6,980
Separate account assets	3,450,977	3,450,977	2,848,302	2,848,302

Liabilities
Reserves for future policy benefits
and claims payable (1)	$1,554,452	$1,202,691	$1,441,217	$1,115,377
Separate account liabilities	3,450,977	3,450,977	2,848,302	2,848,302

(1) - Annuity reserves represent only the components of deposits on investment contracts that are considered to be financial instruments and includes the applicable guaranteed benefit liabilities. GMWB reserves are presented net of reinsurance ceded to Jackson to illustrate the net effect on Jackson-NY's results.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information.  Jackson-NY utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  All assets and liabilities measured at fair value are required to be classified into one of the following categories:

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.  Level 1 securities include U.S. Treasury securities and exchange traded equity securities.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.  Most fixed maturity securities that are model priced using observable inputs are classified within Level 2.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Embedded derivative instruments that are valued using unobservable inputs are included in Level 3.  Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment may be used to determine the Level 3 fair values. Level 3 fair values represent the Company’s best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. As a result, both observable and unobservable inputs may be used in the determination of fair values that the Company has classified within Level 3.

The Company determines the fair values of certain financial assets and liabilities based on quoted market prices, where available. The Company may also determine fair value based on estimated future cash flows discounted at the appropriate current market rate.  When appropriate, fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and risk margins on unobservable inputs.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Where quoted market prices are not available, fair value estimates are made at a point in time, based on relevant market data, as well as the best information about the individual financial instrument.  At times, illiquid market conditions may result in inactive markets for certain of the Company’s financial instruments.  In such instances, there is generally no or limited observable market data for these assets and liabilities.  Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors.  These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ materially from the values that would have been used had an active market existed.  As a result of market inactivity, such calculated fair value estimates may not be realizable in an immediate sale or settlement of the instrument.  In addition, changes in the underlying assumptions used in the fair value measurement technique could significantly affect these fair value estimates.

The following is a discussion of the methodologies used to determine fair values of the financial instruments listed in the above table.

Fixed Maturity and Trading Securities
The fair values for fixed maturity and trading securities are determined by management using information available from independent pricing services, broker-dealer quotes, or internally derived estimates. Priority is given to publicly available prices from independent sources, when available.  Securities for which the independent pricing service does not provide a quotation are either submitted to independent broker-dealers for prices or priced internally. Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums, and/or estimated cash flows based on default and prepayment assumptions.

As a result of typical trading volumes and the lack of specific quoted market prices for most fixed maturities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the independent pricing services and brokers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates.  Certain securities are priced using broker-dealer quotes, which may utilize proprietary inputs and models.  Additionally, the majority of these quotes are non-binding.

Included in the pricing of asset-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment assumptions believed to be relevant for the underlying collateral.  Actual prepayment experience may vary from these estimates.

Internally derived estimates may be used to develop a fair value for securities for which the Company is unable to obtain either a reliable price from an independent pricing service or a suitable broker-dealer quote. These estimates may incorporate Level 2 and Level 3 inputs and are generally derived using expected future cash flows, discounted at market interest rates available from market sources based on the credit quality and duration of the instrument to determine fair value.  For securities that may not be reliably priced using these internally developed pricing models, a fair value may be estimated using indicative market prices.  These prices are indicative of an exit price, but the assumptions used to establish the fair value may not be observable or corroborated by market observable information, and, therefore, are considered to be Level 3 inputs.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The Company performs a monthly analysis on the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value.  This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals.  Examples of procedures performed include, but are not limited to, initial and on-going review of third party pricing service methodologies, review of pricing statistics and trends, back testing recent trades and monitoring of trading volumes.  In addition, the Company considers whether prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models, which are developed based on spreads and, when available, market indices.  As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the available market data, the price received from the third party may be adjusted accordingly.

For those securities that were internally valued at December 31, 2011 and 2010, an internally developed model was used to determine the fair value.  The pricing model used by the Company utilizes current spread levels of similarly rated securities to determine the market discount rate for the security.  Furthermore, appropriate risk premiums for illiquidity and non-performance are incorporated in the discount rate.  Cash flows, as estimated by the Company using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value.

On an ongoing basis, the Company reviews the independent pricing services’ valuation methodologies and related inputs, and evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy distribution based upon trading activity and the observability of market inputs. Based on the results of this evaluation, each price is classified into Level 1, 2, or 3. Most prices provided by independent pricing services, including broker quotes, are classified into Level 2 due to their use of market observable inputs.

Policy Loans
Fair values are determined using projected future cash flows, based on assumptions as to expected mortality and lapse rates, and discounted at the rate that would be required to transfer the asset to a willing third party.

Separate Account Assets and Liabilities
Separate account assets are invested in mutual funds, which are categorized as Level 1 assets.  The value of separate account liabilities are set equal to the value of separate account assets under GAAP.

Annuity Reserves
Fair values for immediate annuities without mortality features are derived by discounting the future estimated cash flows using current market interest rates for similar maturities.  Fair values for deferred annuities are determined using projected future cash flows discounted at the rate that would be required to transfer the liability to a willing third party.

Certain Guaranteed Benefits
Variable annuity contracts issued by the Company offer various guaranteed minimum death, withdrawal, and income benefits.  Certain benefits, primarily non-life contingent guaranteed minimum withdrawal benefits (“GMWB”) and the reinsured portion of the Company’s guaranteed minimum income benefits (“GMIB”), are recorded at fair value.  Guaranteed benefits that are not subject to fair value accounting are accounted for as insurance benefits.

Non-life contingent GMWBs are recorded at fair value with changes in fair value recorded in death, other policy benefits and change in policy reserves. The fair value of the reserve is based on the expectations of future benefit payments and future fees associated with the benefits.  At the inception of the contract, the Company attributes to the derivative a portion of total fees collected from the contract holder, which is then held static in future valuations.  Those fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract.  In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions.  The difference between each of the two components represents the fair value of the embedded derivative.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Jackson-NY’s GMIB book is reinsured through an unrelated party and, due to the net settlement provisions of the reinsurance agreement, this contract meets the definition of a freestanding derivative.  Accordingly, the GMIB reinsurance agreement is recorded at fair value, with changes in fair value recorded in death, other policy benefits and change in policy reserves.  Due to the inability to economically reinsure or hedge new issues of the GMIB, the Company discontinued offering the benefit in 2009.

Fair values for GMWB embedded derivatives, as well as GMIB reinsured recoverables, are calculated using internally developed models because active, observable markets do not exist for those guaranteed benefits.  The fair value calculation is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts.  Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations concerning policyholder behavior.  Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates.  The more significant actuarial assumptions include benefit utilization by policyholders under varying conditions, persistency, mortality, and withdrawal rates.  Because of the dynamic and complex nature of these cash flows, best estimate assumptions, plus risk margins, and a stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates are used.

At each valuation date, the Company assumes expected returns based on LIBOR swap rates as of that date to determine the value of expected future cash flows produced in the stochastic process.  Volatility assumptions are based on a weighting of available market data for implied market volatility for durations up to 10 years, at which point the projected volatility is held constant.  Additionally, non-performance risk is incorporated into the calculation through the use of discount rates based on a AA corporate credit curve as an approximation of Jackson-NY’s own credit risk.  Other risk margins, particularly for policyholder behavior, are also incorporated into the model through the use of best estimate assumptions, plus a risk margin.  Estimates of future policyholder behavior are subjective and are based primarily on the Company’s experience and that of its Parent.

As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

The use of the models and assumptions described above requires a significant amount of judgment.  Management believes the aggregation of each of these components results in an amount that the Company would be required to transfer for a liability, or receive for an asset, to or from a willing buyer or seller, if one existed, for those market participants to assume the risks associated with the guaranteed benefits and the related reinsurance.  However, the ultimate settlement amount of the liability, which is currently unknown, could likely be significantly different than the fair value.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities that are carried at fair value by hierarchy levels (in thousands):

December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
Government securities	$86,872	$86,872	$-	$-
Public utilities	75,513	-	75,513	-
Corporate securities	1,075,315	-	1,075,315	-
Residential mortgage-backed	127,660	-	127,660	-
Commercial mortgage-backed	228,674	-	228,674	-
Other asset-backed securities	72,284	-	72,284	-
Trading securities	573	573	-	-
GMIB reinsurance recoverable	22,145	-	-	22,145
Separate account assets (1)	3,450,977	3,450,977	-	-
Total	$5,140,013	$3,538,422	$1,579,446	$22,145

Liabilities
GMWB reserves (2)	$79,784	$-	$-	$79,784
Separate account liabilities	3,450,977	3,450,977	-	-
Total	$3,530,761	$3,450,977	$-	$79,784

December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
Government securities	$119,551	$119,551	$-	$-
Public utilities	82,783	-	82,783	-
Corporate securities	940,932	-	940,932	-
Residential mortgage-backed	141,026	-	141,026	-
Commercial mortgage-backed	219,977	-	219,977	-
Other asset-backed securities	83,138	-	83,138	-
Trading securities	431	431	-	-
GMIB reinsurance recoverable	6,980	-	-	6,980
Separate account assets (1)	2,848,302	2,848,302	-	-
Total	$4,443,120	$2,968,284	$1,467,856	$6,980

Liabilities
GMWB reserves (2)	$692	$-	$-	$692
Separate account liabilities	2,848,302	2,848,302	-	-
Total	$2,848,994	$2,848,302	$-	$692

(1) Pursuant to ASC 944-80, the value of the separate account liabilities is set equal to the value of the separate account assets.
(2) GMWB reserves are presented net of reinsurance ceded to Jackson to illustrate the net effect on Jackson-NY's results.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)
The tables below provide rollforwards for 2011 and 2010 of the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  Gains and losses in the table below include changes in fair value due partly to observable and unobservable factors. Additionally, the Company’s policy for determining and disclosing transfers between levels is to recognize transfers using the beginning of period balances.

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,		Fair Value
	as of		Other	Issuances	Transfers in	as of
	January 1,	Net	Comprehensive	and	and/or out	December 31,
(in thousands)	2011	Income	Income	Settlements	of Level 3	2011
Assets
Fixed maturities
Corporate securities	$-	$6	$-	$(6)	$-	$-
GMIB reinsurance recoverable	6,980	15,165	-	-	-	22,145

Liabilities
GMWB reserves	$(692)	$(79,092)	$-	$-	$-	$(79,784)

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,		Fair Value
	as of		Other	Issuances	Transfers in	as of
	January 1,	Net	Comprehensive	and	and/or out	December 31,
(in thousands)	2010	Income	Income	Settlements	of Level 3	2010
Assets
Fixed maturities
Corporate securities	$7,604	$-	$-	$-	$(7,604)	$-
Commercial mortgage-backed	4,480	(156)	2,144	(5,349)	(1,119)	-
Other asset-backed securities	30,949	(436)	1,595	(4,977)	(27,131)	-
GMIB reinsurance recoverable	7,754	(774)	-	-	-	6,980

Liabilities
GMWB reserves	$(2,054)	$1,362	$-	$-	$-	$(692)

The components of the amounts included in purchases, issuances and settlements at December 31, 2011 shown above are as follows:

(in thousands)	Purchases	Sales	Issuances	Settlements	Total
Assets
Fixed maturities
Corporate securities	$-	$(6)	$-	$-	$(6)
Total	$-	$(6)	$-	$-	$(6)

Upon adoption of ASC 820-10, certain broker priced assets were classified as Level 3 holdings as a result of illiquidity in the market and the resultant lack of observability into the assumptions used to produce those fair values.  During 2010, as a result of changes in the level of observability of these inputs, Jackson-NY determined that these assets would be more appropriately categorized in Level 2.  As a result, Jackson-NY transferred securities with an amortized cost and fair value of $54.9 million and $35.9 million, respectively, from Level 3 to Level 2 during 2010.  For the year ended December 31, 2011, there were no transfers into Level 3 and there were no transfers between Level 1 and 2 of the fair value hierarchy.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The portion of gains (losses) included in net income or other comprehensive income attributable to the change in unrealized gains and losses on Level 3 financial instruments still held at December 31, 2011 and 2010, was as follows (in thousands):

	2011	2010
Assets
GMIB reinsurance recoverable	$15,165	$(774)

Liabilities
GMWB reserves	$(79,092)	$1,362

4.	Investments

Investments are comprised primarily of fixed-income securities, primarily publicly traded industrial, utility and government bonds and asset-backed securities.  Asset-backed securities include mortgage-backed and other structured securities.  The Company generates the majority of its general account deposits from interest-sensitive individual annuity contracts and life insurance products on which it has committed to pay a declared rate of interest.  The Company's strategy of investing in fixed-income securities aims to ensure matching of the asset yield with the amounts credited to the interest-sensitive liabilities and to earn a stable return on its investments.

Fixed Maturities
The following table sets forth fixed maturities at December 31, 2011, classified by rating categories as assigned by nationally recognized statistical rating organizations (“NRSRO”), the National Association of Insurance Commissioners (“NAIC”), or if not rated by such organizations, the Company’s affiliated investment advisor.  At December 31, 2011, the carrying value of investments rated by the Company’s affiliated investment advisor totaled $9.9 million.  For purposes of the table, if not otherwise rated higher by a NRSRO, NAIC Class 1 investments are included in the A rating, Class 2 in BBB, Class 3 in BB and Classes 4 through 6 in B and below.

Percent of Total
Fixed Maturities
Investment Rating	December 31, 2011
AAA	22.9%
AA	8.1%
A	32.2%
BBB	32.3%
Investment grade	95.5%
BB	2.2%
B and below	2.3%
Below investment grade	4.5%
Total fixed maturities	100.0%

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

At December 31, 2011, based on ratings by NRSROs, of the total carrying value of fixed maturities in an unrealized loss position, 65% were investment grade, 23% were below investment grade and 12% were not rated.  Unrealized losses on fixed maturities that were below investment grade or not rated represented approximately 68% of the aggregate gross unrealized losses on available for sale fixed maturities.

Corporate securities in an unrealized loss position were diversified across industries. As of December 31, 2011, the industries accounting for the larger percentage of unrealized losses included banking/finance (3.8% of fixed maturities gross unrealized losses) and insurance (0.8%).  The largest unrealized loss related to a single corporate obligor was $0.4 million at December 31, 2011.

The amortized cost, gross unrealized gains and losses, fair value and non-credit OTTI of available for sale fixed maturities were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2011	Cost	Gains	Losses	Value	OTTI (1)
Fixed Maturities
Government securities	$78,589	$8,283	$-	$86,872	$-
Public utilities	67,200	8,323	10	75,513	-
Corporate securities	987,695	89,463	1,843	1,075,315	(59)
Residential mortgage-backed	137,132	3,899	13,371	127,660	(7,957)
Commercial mortgage-backed	207,902	25,351	4,579	228,674	(1,733)
Other asset-backed securities	75,664	771	4,151	72,284	(740)
Total fixed maturities	$1,554,182	$136,090	$23,954	$1,666,318	$(10,489)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2010	Cost	Gains	Losses	Value	OTTI (1)
Fixed Maturities
Government securities	$119,250	$1,051	$750	$119,551	$-
Public utilities	78,775	4,343	335	82,783	-
Corporate securities	883,563	61,112	3,743	940,932	(18)
Residential mortgage-backed	159,026	2,343	20,343	141,026	(10,102)
Commercial mortgage-backed	203,465	21,139	4,627	219,977	(2,048)
Other asset-backed securities	87,695	1,494	6,051	83,138	(687)
Total fixed maturities	$1,531,774	$91,482	$35,849	$1,587,407	$(12,855)

(1) Represents the amount of cumulative non-credit OTTI gains (losses) recognized in other comprehensive income for securities on which credit impairments have been recorded.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The amortized cost, gross unrealized gains and losses, and fair value of fixed maturities at December 31, 2011, by contractual maturity, are shown below (in thousands).  Expected maturities may differ from contractual maturities where securities can be called or prepaid with or without early redemption penalties.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Due in 1 year or less	$75,972	$1,295	$-	$77,267
Due after 1 year through 5 years	258,477	18,315	320	276,472
Due after 5 years through 10 years	690,211	69,730	1,474	758,467
Due after 10 years through 20 years	82,775	11,170	-	93,945
Due after 20 years	26,049	5,559	59	31,549
Residential mortgage-backed	137,132	3,899	13,371	127,660
Commercial mortgage-backed	207,902	25,351	4,579	228,674
Other asset-backed securities	75,664	771	4,151	72,284
Total	$1,554,182	$136,090	$23,954	$1,666,318

U.S. Treasury securities with a carrying value of $560 thousand and $505 thousand at December 31, 2011 and 2010, respectively, were on deposit with the state of New York as required by state insurance law.

At December 31, 2011, the Company had less than $1 thousand of amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased.  The amortized cost and carrying value of fixed maturities that have been non-income producing for the 12 months preceding December 31, 2011 were less than $1 thousand, and for the 12 months preceding December 31, 2010 were zero and $3 thousand, respectively.

Residential mortgage-backed securities (“RMBS”) include certain RMBS which are collateralized by residential mortgage loans and are neither explicitly nor implicitly guaranteed by U.S. government agencies (“non-agency mortgage-backed securities”).  The Company’s non-agency mortgage-backed securities include investments in securities backed by prime, Alt-A, and subprime loans as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2011	Cost	Gains	Losses	Value

Prime	$35,268	$68	$3,299	$32,037
Alt-A	24,437	194	2,592	22,039
Subprime	22,628	5	7,480	15,153
Total non-agency RMBS	$82,333	$267	$13,371	$69,229

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2010	Cost	Gains	Losses	Value

Prime	$46,312	$187	$7,470	$39,029
Alt-A	32,258	61	5,539	26,780
Subprime	21,664	73	7,143	14,594
Total non-agency RMBS	$100,234	$321	$20,152	$80,403

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The Company defines its exposure to non-agency residential mortgage loans as follows.  Prime loan-backed securities are collateralized by mortgage loans made to the highest rated borrowers.  Alt-A loan-backed securities are collateralized by mortgage loans made to borrowers who lack credit documentation or necessary requirements to obtain prime borrower rates.  Subprime loan-backed securities are collateralized by mortgage loans made to borrowers that have a FICO score of 680 or lower.  36% of the Company’s investments in Alt-A related mortgage-backed securities are rated investment grade by at least one NRSRO.  13% of the Company’s investments in subprime related mortgage-backed securities are rated triple-A by at least one NRSRO.  In 2011, the Company recorded other-than-temporary impairment charges of $0.5 million, $0.8 million and $0.5 million, on securities backed by prime, Alt-A and subprime, respectively.  In 2010, the Company recorded other-than-temporary impairment charges of $0.5 million, $2.9 million and $1.2 million, on securities backed by prime, Alt-A and subprime, respectively.  In 2009, the Company recorded other-than-temporary impairment charges of $20.0 million, $6.0 million and $0.6 million, on securities backed by prime, Alt-A and subprime, respectively.

Asset-backed securities also include investments in securities which are collateralized by commercial mortgage loans (“CMBS”).  At December 31, 2011, the amortized cost and fair value of the Company’s investment in CMBS are $207.9 million and $228.7 million, respectively, of which 99% were rated investment grade by at least one NRSRO.  In 2011, the Company recorded other-than-temporary impairment charges of $0.2 million on CMBS.  In 2010, the Company recorded other-than-temporary impairment charges of $2.8 million on CMBS.  No other-than-temporary impairment charges were recorded on CMBS during 2009.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The following table shows the number of securities, fair value and the related amount of gross unrealized losses aggregated by investment category and length of time that individual fixed maturities have been in a continuous loss position (in thousands, except number of securities):

	December 31, 2011			December 31, 2010
	Less than 12 months			Less than 12 months
	Gross			Gross
	Unrealized	Fair	# of	Unrealized	Fair	# of
	Losses	Value	securities	Losses	Value	securities
Fixed Maturities
Government securities	$-	$-	-	$750	$19,206	2
Public utilities	10	490	1	335	9,564	5
Corporate securities	1,636	50,958	28	3,585	105,248	58
Residential mortgage-backed	8,685	28,488	14	391	11,054	3
Commercial mortgage-backed	-	-	-	151	5,560	4
Other asset-backed securities	882	16,053	16	94	11,983	8
Total temporarily impaired
securities	$11,213	$95,989	59	$5,306	$162,615	80

	12 months or longer			12 months or longer
	Gross			Gross
	Unrealized	Fair	# of	Unrealized	Fair	# of
	Losses	Value	securities	Losses	Value	securities
Fixed Maturities
Government securities	$-	$-	-	$-	$-	-
Public utilities	-	-	-	-	-	-
Corporate securities	207	9,780	4	158	9,854	3
Residential mortgage-backed	4,686	26,532	25	19,952	69,898	32
Commercial mortgage-backed	4,579	3,221	3	4,476	3,634	3
Other asset-backed securities	3,269	18,027	15	5,957	22,494	21
Total temporarily impaired
securities	$12,741	$57,560	47	$30,543	$105,880	59

	Total			Total
	Gross			Gross
	Unrealized	Fair	# of	Unrealized	Fair	# of
	Losses	Value	securities	Losses	Value	securities
Fixed Maturities
Government securities	$-	$-	-	$750	$19,206	2
Public utilities	10	490	1	335	9,564	5
Corporate securities	1,843	60,738	32	3,743	115,102	61
Residential mortgage-backed	13,371	55,020	39	20,343	80,952	35
Commercial mortgage-backed	4,579	3,221	3	4,627	9,194	7
Other asset-backed securities	4,151	34,080	31	6,051	34,477	29
Total temporarily impaired
securities	$23,954	$153,549	106	$35,849	$268,495	139

Other-Than-Temporary Impairments on Available For Sale Securities
The Company periodically reviews its available for sale fixed maturities on a case-by-case basis to determine if any decline in fair value to below cost or amortized cost is other-than-temporary.  Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss and the reasons for the decline in value, and expectations for the amount and timing of a recovery in fair value.

Securities the Company determines are underperforming or potential problem securities are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are: credit deterioration that has led to a significant decline in fair value of the security; a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its creditworthiness.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

In performing these reviews, the Company considers the relevant facts and circumstances relating to each investment and exercises considerable judgment in determining whether a security is other-than-temporarily impaired. Assessment factors include judgments about an obligor’s current and projected financial position, an issuer’s current and projected ability to service and repay its debt obligations, the existence of, and realizable value of, any collateral backing the obligations and the macro-economic and micro-economic outlooks for specific industries and issuers.  This assessment may also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing capabilities.

Among the specific factors considered are whether the decline in fair value results from a change in the credit quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the near-term prospects of the issuer.  Unrealized losses that are considered to be primarily the result of market conditions (e.g., increases in interest rates, temporary market illiquidity or volatility or industry-related events) are usually determined to be temporary, and where the Company also believes there exists a reasonable expectation for recovery in the near term.  To the extent that factors contributing to impairment losses recognized affect other investments, such investments are also reviewed for other-than-temporary impairment and losses are recorded when appropriate.

In addition to the review procedures described above, investments in asset-backed securities where market prices are depressed are subject to a review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments.  These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics.  These estimates reflect a combination of data derived by third parties and internally developed assumptions.  Where possible, this data is benchmarked against third-party sources.

Even in the case of severely depressed market values on asset-backed securities, the Company places significant reliance on the results of its cash flow testing and its lack of an intent to sell these securities until their fair values recover when reaching other-than-temporary impairment conclusions with regard to these securities.  Other-than-temporary impairment charges are recorded on asset-backed securities when the Company forecasts a contractual payment shortfall.

Jackson-NY recognizes other-than-temporary impairments on debt securities in an unrealized loss position when any one of the following circumstances exist:

•	The Company does not expect full recovery of the amortized cost based on the discounted cash flows estimated to be collected;
•	The Company intends to sell a security; or,
•	It is more likely than not that the Company will be required to sell a security prior to recovery.

For mortgage-backed securities, credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure.  The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure.  The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity.

Specifically for Prime and Alt-A RMBS, the default percentage is dependent on the severity of delinquency status, with foreclosures and real estate owned receiving higher rates, but also includes the currently performing loans.  As of December 31, 2011 and 2010, default rates for delinquent loans ranged from 15% to 100%.  At December 31, 2011 and 2010, loss severities were applied to generate and analyze cash flows of each bond and ranged from 30% to 65% and 30% to 62.5%, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

These estimates reflect a combination of data derived by third-parties and internally developed assumptions.  Where possible, this data is benchmarked against other third-party sources.  In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.

Other-than-temporary impairments are calculated as the difference between amortized cost and fair value.   For other-than-temporarily impaired securities where Jackson-NY does not intend to sell the security and for which it is not more likely than not that Jackson-NY will be required to sell the security prior to recovery, total other-than-temporary impairments are reduced by the non-credit portion of the other-than-temporary impairments, which are recognized in other comprehensive income.  The resultant net other-than-temporary impairments recorded in net income reflect the credit loss on the other-than-temporarily impaired securities.  The amortized cost of the other-than-temporarily impaired securities is reduced by the amount of this credit loss.

For securities that were deemed to be other-than-temporarily impaired and for which a non-credit loss was recorded in other comprehensive income, the amount recorded as an unrealized gain (loss) represents the difference between the fair value and the new amortized cost basis of the securities.  The unrealized gain (loss) on other-than-temporarily impaired securities is recorded in other comprehensive income.

The following table summarizes net realized investment losses for the periods indicated (in thousands):

	Years Ended December 31,
	2011	2010	2009
Available-for-sale securities
Realized gains on sale	$3,966	$10,273	$14,584
Realized losses on sale	(3,106)	(16,614)	(1,614)
Impairments:
Total other-than-temporary impairments	(13,103)	(17,261)	(44,400)
Portion of other-than-temporary impairments
included in other comprehensive income	11,040	7,556	16,002
Net other-than-temporary impairments	(2,063)	(9,705)	(28,398)
Transfer to trading portfolio	-	-	(1,111)
Net realized losses on investments	$(1,203)	$(16,046)	$(16,539)

The aggregate fair value of securities sold at a loss for the years ended December 31, 2011, 2010 and 2009 was $17.4 million, $72.7 million and $19.0 million, respectively, which was approximately 85%, 81% and 92% of book value, respectively.

The following summarizes the current year activity for credit losses recognized in net income on debt securities where an other-than-temporary impairment was identified and the non-credit portion of the other-than-temporary impairment was included in other comprehensive income (in thousands):

	Years Ended December 31,
	2011	2010
Cumulative credit loss beginning balance	$16,808	$32,397
Additions:
New credit losses	538	6,040
Incremental credit losses	1,525	3,665
Reductions:
Securities sold, paid down or disposed of	(9,352)	(25,294)
Cumulative credit loss ending balance	$9,519	$16,808

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

There are inherent uncertainties in assessing the fair values assigned to the Company’s investments and in determining whether a decline in fair value is other-than-temporary. The Company’s reviews of net present value and fair value involve several criteria including economic conditions, credit loss experience, other issuer-specific developments and estimated future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the financial statements, unrealized losses currently reported in accumulated other comprehensive income may be recognized in the income statements in future periods.

The Company currently has no intent to sell securities with unrealized losses considered to be temporary until they mature or recover in value and believes that it has the ability to do so.  However, if the specific facts and circumstances surrounding an individual security, or the outlook for its industry sector change, the Company may sell the security prior to its maturity or recovery and realize a loss.

Securities Lending
The Company has entered into a securities lending agreement with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms.  As of December 31, 2011 and 2010, the estimated fair value of loaned securities was $2.5 million and $9.4 million, respectively.  The agreement requires a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis.  To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis.  At December 31, 2011 and 2010, cash collateral received in the amount of $2.5 million and $9.6 million, respectively, was invested by the agent bank and included in cash and cash equivalents of the Company.  A securities lending payable is included in liabilities for the amount of cash collateral received.

Securities lending transactions are used to generate income.  Income and expenses associated with these transactions are reported as net investment income.

5.     Deferred Policy Acquisition Costs and Deferred Sales Inducement Costs

The balances of and changes in deferred policy acquisition costs, as of and for the years ended December 31, were as follows (in thousands):

	2011	2010	2009
Balance, beginning of year	$224,796	$214,332	$251,829
Deferrals of acquisition costs	65,760	67,014	49,272
Amortization related to:
Operations	(4,023)	(23,320)	(25,278)
Net realized losses	259	3,375	3,191
Total amortization	(3,764)	(19,945)	(22,087)
Unrealized investment gains	(23,531)	(36,615)	(64,504)
Other	10	10	(178)
Balance, end of year	$263,271	$224,796	$214,332

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The balances of and changes in deferred sales inducement costs, as of and for the years ended December 31, were as follows (in thousands):

	2011	2010	2009
Balance, beginning of year	$12,526	$14,084	$19,834
Deferrals of sales inducements	4,371	5,065	4,868
Amortization related to:
Operations	(3,929)	(3,517)	(4,180)
Net realized losses	20	272	285
Total amortization	(3,909)	(3,245)	(3,895)
Unrealized investment gains	(1,816)	(3,378)	(6,911)
Other	-	-	188
Balance, end of year	$11,172	$12,526	$14,084

6.     Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities).  The Company also issues variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death (GMDB), annuitization (GMIB) or at specified dates during the accumulation period (GMWB).

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for separate account liabilities.  Liabilities for guaranteed benefits are general account obligations and are reported in reserves for future policy benefits and claims payable.  Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue.  Changes in liabilities for minimum guarantees are reported within death, other policy benefits and change in policy reserves in the income statement.  Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the income statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

At December 31, 2011 and 2010, the Company provided variable annuity contracts with guarantees, for which the net amount at risk is the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

December 31, 2011
	Minimum Return	Account Value	Net Amount at Risk	Weighted Average Attained Age	Average Period until Expected Annuitization
Return of net deposits plus a minimum return
GMDB	0%	$2,637.5	$147.5	63.8 years
GMWB - Premium only	0%	275.0	20.5
GMWB - For life	0-5%*	148.9	51.5
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		812.8	141.6	64.1 years
GMWB - Highest anniversary only		201.6	46.8
GMWB - For life		60.2	16.7
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMIB	0-6%	118.1	43.2		4.1 years
GMWB - For life	0-8%*	2,150.9	212.8

December 31, 2010
	Minimum Return	Account Value	Net Amount at Risk	Weighted Average Attained Age	Average Period until Expected Annuitization
Return of net deposits plus a minimum return
GMDB	0%	$2,067.1	$79.0	63.7 years
GMWB - Premium only	0%	323.2	14.4
GMWB - For life	0-5%*	164.2	40.7
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		780.5	111.5	64.1 years
GMWB - Highest anniversary only		219.8	37.4
GMWB - For life		69.9	15.0
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMIB	0-6%	140.4	34.1		5.0 years
GMWB - For life	0-8%*	1,427.8	58.8

* Ranges shown based on simple interest.  The upper limits of 5% or 8% simple interest are approximately equal to 4.1% and 6%, respectively, on a compound interest basis over a typical 10-year bonus period.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Amounts shown as GMWB ‘for-life’ above include a ‘not-for-life’ component up to the point at which the guaranteed withdrawal benefit is exhausted, after which benefits paid are considered to be ‘for-life’ benefits.  The liability related to this ‘not-for-life’ portion is valued as an embedded derivative, while the ‘for-life’ benefits are valued as an insurance liability (see below).  For this table, the net amount at risk of the ‘not-for-life’ component is the undiscounted excess of the guaranteed withdrawal benefit over the account value, and that of the ‘for-life’ component is the estimated value of additional life contingent benefits paid after the guaranteed withdrawal benefit is exhausted.

Account balances of contracts with guarantees were invested in variable separate accounts as follows (in millions):

	December 31,
Fund type:	2011	2010
Equity	$2,718.9	$2,247.9
Bond	354.9	278.1
Balanced	335.8	296.4
Money market	40.9	25.4
Total	$3,450.5	$2,847.8

GMDB liabilities reflected in the general account were as follows (in millions):

	2011	2010	2009
Balance at January 1	$4.1	$4.8	$10.8
Incurred guaranteed benefits	4.4	2.5	0.5
Paid guaranteed benefits	(1.4)	(3.2)	(6.5)
Balance at December 31	$7.1	$4.1	$4.8

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement within death, other policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at both December 31, 2011 and 2010 (except where noted):

1)	Use of a series of deterministic investment performance scenarios, based on historical average market volatility.
2)	Mean investment performance assumption of 8.4% after investment management fees, but before investment advisory fees and mortality and expense charges.
3)	Mortality equal to 85.0% of the Annuity 2000 table.
4)
Lapse rates varying by contract type, duration and degree the benefit is in-the-money and ranging from 0.13% to 44.0%, with an average of 4.0% during the surrender charge period and 11.0% thereafter at December 31, 2011 and from 0.75% to 49.0%, with an average of 5.0% during the surrender charge period and 11.0% thereafter at December 31, 2010.

5)	Discount rate of 8.4%.

Most GMWB reserves are considered to be derivatives under current accounting guidance and are recognized at fair value, with the change in fair value reported in death, other policy benefits and change in policy reserves.  The fair value of these liabilities is determined using stochastic modeling and inputs as further described in Note 3.    The GMWB reserve totaled $132.0 million and $20.4 million at December 31, 2011 and 2010, respectively, and was included in reserves for future policy benefits and claims payable.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

Jackson-NY has also issued certain GMWB products that guarantee payments over a lifetime.  Reserves for the portion of these benefits after the point where the guaranteed withdrawal balance is exhausted are calculated as required by ASC 944-20.  The reserve calculation uses a series of stochastic investment performance scenarios.  Otherwise, the methodology and assumptions used are consistent with those used for calculating the GMDB liability.  At December 31, 2011 and 2010, these GMWB reserves totaled $0.8 million and $6.5 million, respectively, and were included in reserves for future policy benefits and claims payable.

The direct GMIB liability is determined at each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement within death, other policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.  The assumptions used for calculating the direct GMIB liability at December 31, 2011 and 2010, are consistent with those used for calculating the GMDB liability.  GMIB reserves totaled $0.6 million and $0.3 million at December 31, 2011 and 2010, respectively.

7.	Reinsurance

The Company cedes reinsurance to unaffiliated insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability.  The maximum amount of life insurance risk retained by the Company on any one life is generally $0.5 million.  Amounts not retained are ceded to other companies on either a yearly renewable-term or a coinsurance basis.

With the approval of the Superintendent of Insurance for the state of New York, Jackson-NY also cedes 90% of the guaranteed minimum withdrawal benefit associated with variable annuities issued prior to 2009 to its Parent.  This agreement resulted in an initial gain to Jackson-NY of $0.9 million, which was deferred and included in other liabilities in the accompanying balance sheet.  The deferred gain is being amortized into income over the life of the business. Premiums ceded to Jackson for guaranteed minimum withdrawal benefits were $6.8 million, $6.9 million and $6.7 million in 2011, 2010 and 2009, respectively.

The effect of reinsurance on premiums was as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Direct premiums	$523	$558	$643
Less reinsurance ceded:
Life	(442)	(438)	(563)
Guaranteed annuity benefits	(7,850)	(7,975)	(7,721)
Net premiums	$(7,769)	$(7,855)	$(7,641)

Components of the reinsurance recoverable were as follows (in thousands):

	December 31,
	2011	2010
Ceded reserves	$77,076	$32,206
Ceded claims liability	125	90
Ceded other	9	4
Total	$77,210	$32,300

Reserves ceded to the Parent totaled $52.7 million and $22.9 million at December 31, 2011 and 2010, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The following table sets forth the Company’s net life insurance in-force (in thousands):

	December 31,
	2011	2010
Direct life insurance in-force	$329,196	$347,295
Amounts ceded to other companies	(255,574)	(271,021)
Net life insurance in-force	$73,622	$76,274

8.    Federal Income Taxes

The components of the provision for federal income taxes were as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Current tax expense	$4,285	$7,645	$9,324
Deferred tax (benefit) expense	(1,292)	109	(9,207)

Income tax expense	$2,993	$7,754	$117

The federal income tax provisions differ from the amounts determined by multiplying pretax income by the statutory federal income tax rate of 35% as follows (in thousands):

	Years Ended December 31,
	2011	2010	2009
Income taxes at statutory rate	$5,801	$11,297	$1,533
Dividends received deduction	(3,301)	(3,581)	(1,416)
Other	493	38	-
Income tax expense (benefit)	$2,993	$7,754	$117

Effective tax rate	18.1%	24.0%	2.7%

Federal income taxes paid to (received from) Jackson in 2011, 2010 and 2009 were $9.3 million, $14.4 million and $(102.0) million, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

The tax effects of significant temporary differences that gave rise to deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2011	2010
Gross deferred tax asset
Difference between financial reporting and the tax basis of:
Policy reserves and other insurance items	$73,888	$51,203
Other-than-temporary impairments and other investment related items	7,449	8,617
Other, net	686	-
Total gross deferred tax asset	82,023	59,820

Gross deferred tax liability
Difference between financial reporting and the tax basis of:
Deferred acquisition costs and sales inducements	(87,738)	(75,675)
Net unrealized gains on available for sale securities	(39,247)	(19,472)
Other, net	-	(23)
Total gross deferred tax liability	(126,985)	(95,170)

Net deferred tax liability	$(44,962)	$(35,350)

Realization of Jackson-NY’s deferred tax asset is dependent on generating sufficient taxable income.  Although realization is not assured, management believes that it is more likely than not that the results of future operations and investment activity will generate sufficient taxable income to realize gross deferred tax assets.

At December 31, 2011, the Company had federal tax capital loss carryforwards totaling $13.6 million, which begin expiring in 2014.

In August 2007, the Internal Revenue Service (“IRS”) issued Revenue Ruling 2007-54 that would have changed accepted industry and IRS interpretations of the statutes governing the computation of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity and life contracts, but that ruling was suspended by Revenue Ruling 2007-61. Revenue Ruling 2007-61 also announced the Treasury Department's and the IRS's intention to issue regulations with respect to certain computational aspects of the DRD on separate account assets held in connection with variable contracts. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. Although regulations that represent a substantial change in an interpretation of the law are generally given a prospective effective date, there is no assurance that the change will not be retrospectively applied.  As a result, depending on the ultimate timing and substance of any such regulations, which are unknown at this time, such future regulations could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives. In January 2010, Jackson-NY received a formal Notice of Assessment from the IRS disallowing the separate account DRD for 2003, 2005 and 2006.  Jackson-NY did not agree with the assessment and filed a protest with the Appellate Division of the IRS.  No reserve has been established for this potential exposure since Jackson-NY believes its position is sustainable.  The Company recognized an income tax benefit related to the separate account DRD of $3.3 million, $3.6 million and $1.4 million during 2011, 2010 and 2009, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

During 2011, Jackson-NY established a reserve for an unrecognized tax benefit as required for income tax uncertainties.  The following table summarizes the changes in the Company’s unrecognized tax benefits, for the year ended December 31, 2011 (in thousands).  There were no unrecognized tax benefits at December 31, 2010.

Unrecognized tax benefit at December 31, 2010	$-
Additions for tax positions identified in 2011	2,036
Reduction of tax positions of closed prior years	-
Unrecognized tax benefit at December 31, 2011	$2,036

The Company has considered both permanent and temporary positions in determining the unrecognized tax benefit rollforward.  The total amount of unrecognized benefits represent tax positions for which there is uncertainty about the timing of certain deductions.  The timing of such deductions would not affect the annual effective tax rate, excluding the impact of interest and penalties.

Interest totaling $0.7 million related to these unrecognized tax benefits has been included in income tax expense in the income statement for 2011.  The Company has not recorded any amounts for penalties related to unrecognized tax benefits during 2011, 2010 or 2009.

Based on information available as of December 31, 2011, the Company believes that, in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease.  The Company is generally no longer subject to United States federal, state or local income tax examinations by taxing authorities for tax years that began before 2007.

9.    Contingencies

The New York Insurance Department (Department) has advised all life insurers transacting business in New York, which includes Jackson of New York, that they must cross-check all life insurance policies, annuity contracts and beneficiary access accounts against the U.S. Social Security Administration’s Death Master File.  The Department’s intent is for companies to identify death payments due on life policies or annuity contracts that have not been claimed.  The Company reported initial findings to the Department on October 31, 2011.  Monthly progress reports are being filed with the Department with a final report due on March 31, 2012.  Based on its current analysis, at December 31, 2011, the Company believed the impact was immaterial to income and financial position and no accrual was established for these unreported claims.  Additionally, other regulators and state legislators are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders.  Currently, there does not appear to be a consensus among state insurance regulators and state unclaimed property administrators regarding a life insurer’s obligations in connection with identifying unreported deaths of its policy and contract holders.

10.   Stockholder's Equity

The declaration of dividends which can be paid by the Company is regulated by New York insurance law.  The Company must file a notice of its intention to declare a dividend and the amount thereof with the Superintendent at least thirty days in advance of any proposed dividend declaration.  No dividends were paid to Jackson in 2011, 2010 or 2009.  No capital contributions were made in 2011 or 2010.  Jackson made a capital contribution of $75.0 million to Jackson-NY in 2009.

Statutory capital and surplus of the Company, as reported in its Annual Statement, was $268.5 million and $256.1 million at December 31, 2011 and 2010, respectively.  Statutory net income of the Company, as reported in its Annual Statement, was $15.9 million, $43.9 million and $44.7 million in 2011, 2010 and 2009, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2011

11.  Other Related Party Transactions

The Company's investment portfolio is managed by PPM America, Inc. (“PPM”), a registered investment advisor and ultimately a wholly owned subsidiary of Prudential. The Company paid $1.3 million, $1.2 million and $1.2 million to PPM for investment advisory services during 2011, 2010 and 2009, respectively.

The Company has an administrative services agreement with Jackson, under which Jackson provides certain administrative services.  Administrative fees were $8.2 million, $7.0 million and $5.8 million in 2011, 2010 and 2009, respectively.

12.  Benefit Plans

The Company participates in a defined contribution retirement plan covering substantially all employees, sponsored by its Parent.  To be eligible to participate in the Company’s contribution, an employee must have attained the age of 21, completed at least 1,000 hours of service in a 12-month period and passed their 12-month employment anniversary.  In addition, the employees must be employed on the applicable January 1 or July 1 entry date.  The Company’s annual contributions are based on a percentage of eligible compensation paid to participating employees during the year.  In addition, the Company matches a participant’s elective contribution, up to 6 percent of eligible compensation, to the plan during the year.  The Company’s expense related to this plan was $375 thousand, $255 thousand and $241 thousand in 2011, 2010 and 2009, respectively.

The Company maintains non-qualified voluntary deferred compensation plans for certain employees, sponsored by its Parent.  Additionally, the Company sponsors a non-qualified voluntary deferred compensation plan for certain agents, with the assets retained by Jackson under an administrative services agreement.  At December 31, 2011 and 2010, Jackson’s liability for the Company’s portion of such plans totaled $2.2 million and $1.7 million, respectively.  There was no expense related to these plans in 2011, 2010 or 2009.

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements:

(1) Financial statements and schedules included in Part A:

Not Applicable.

(2) Financial statements and schedules included in Part B –

JNLNY Separate Account I:

Independent Auditors’ Report
Statements of Assets and Liabilities as of December 31, 2011
Statements of Operations for the period ended December 31, 2011
Statements of Changes in Net Assets for the periods ended December 31, 2011, and 2010
Notes to Financial Statements

Jackson National Life Insurance Company of New York:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2011, and 2010
Consolidated Income Statements for the years ended December 31, 2011, 2010, and 2009
Consolidated Statements of Stockholder's Equity and Comprehensive Income for the years ended
December 31, 2011, 2010, and 2009
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009
Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit              Description
No.

1.
Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated herein by reference to the Registrant’s Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

2.           Not Applicable.

3.

a.
Amended and Restated General Distributor Agreement dated June 1, 2006, incorporated herein by reference to the Registrant's Registration Statement filed on August 10, 2006 (File Nos. 333-136472 and 811-08401).

b.
Selling Agreement between Jackson National Life Insurance Company of New York and Jackson National Life Distributors, LLC (N2565 01/12), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1, filed on April 25, 2012 (File Nos. 333-175720 and 811-08401).

4.

a.
Specimen of 20% Additional Withdrawal Benefit Endorsement, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 12 filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

b.
Specimen of 5 Year Withdrawal Charge Schedule Endorsement, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 12 filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

c.	Specimen of Tax Sheltered Annuity Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

d.	Specimen of Retirement Plan Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

e.	Specimen of Individual Retirement Annuity Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

f.	Specimen of Roth IRA Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

g.	Specimen of Charitable Remainder Trust Endorsement, incorporated herein by reference to the Registrant’s Pre-Effective Amendment filed on December 30, 2004 (File Nos. 333-119659 and 811-08401).

h.	Specimen of DOMA Endorsement, incorporated herein by reference to Registrant's Initial Registration, filed on July 22, 2011 (File Nos. 333-175721 and 811-08401).

i.
Specimen of the Highest Anniversary Value Death Benefit Option (HAV) Endorsement (7595NY 04/09), incorporated herein by reference to the Registrant's Post-Effective Amendment No. 38, filed on April 2, 2009 (File Nos. 333-70384 and 811-08401).

j.
Specimen of the Reduced Administration Charge Endorsement (7536 09/09), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 39, filed on September 24, 2009 (File Nos. 333-70384 and 811-08401).

k.
Specimen of the [2%] Contract Enhancement Endorsement (7567NY 01/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 47, filed on April 30, 2010 (File Nos. 333-70384 and 811-08401).

l.
Specimen of the [3%] Contract Enhancement Endorsement (7568NY 01/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 47, filed on April 30, 2010 (File Nos. 333-70384 and 811-08401).

m.
Specimen of the [4%] Contract Enhancement Endorsement (7569NY 01/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 47, filed on April 30, 2010 (File Nos. 333-70384 and 811-08401).

n.
Specimen of the Guaranteed Minimum Withdrawal Benefit With [5] Year Step-Up (SafeGuard Max) Endorsement (7633ANY-A 05/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 47, filed on April 30, 2010 (File Nos. 333-70384 and 811-08401).

o.
Specimen of the Perspective II Fixed and Variable Annuity Contract (VA620NY), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

p.
Form of For Life Guaranteed Minimum Withdrawal Benefit With [5%] Bonus and Annual Step-Up (7640ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

q.
Form of For Life Guaranteed Minimum Withdrawal Benefit With [5%] Bonus and Annual Step-Up to the Highest Quarterly Contract Value (7641ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

r.
Form of Joint For Life Guaranteed Minimum Withdrawal Benefit With [5%] Bonus and Annual Step-Up (7642ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

s.
Form of Joint For Life Guaranteed Minimum Withdrawal Benefit With [5%] Bonus and Annual Step-Up to the Highest Quarterly Contract Value (7643ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

t.
Form of For Life Guaranteed Minimum Withdrawal Benefit With [6%] Bonus and Annual Step-Up (7646ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

u.
Form of For Life Guaranteed Minimum Withdrawal Benefit With [6%] Bonus and Annual Step-Up to the Highest Quarterly Contract Value (7647ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

v.
Form of Joint For Life Guaranteed Minimum Withdrawal Benefit With [6%] Bonus and Annual Step-Up (7648ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

w.
Form of For Life Guaranteed Minimum Withdrawal Benefit With [7%] Bonus and Annual Step-Up (7652ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

x.
Form of For Life Guaranteed Minimum Withdrawal Benefit With [7%] Bonus and Annual Step-Up to the Highest Quarterly Contract Value (7653ANY-A 10/10), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 49, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

y.
Specimen of [5%] Guaranteed Minimum Withdrawal Benefit with Annual Step-Up Endorsement (7659ANY-A 05/11), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 50, filed on January 20, 2011 (File Nos. 333-70384 and 811-08401).

z.
Specimen of [6%] Guaranteed Minimum Withdrawal Benefit with Annual Step-Up Endorsement (7660ANY-A 05/11), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 50, filed on January 20, 2011 (File Nos. 333-70384 and 811-08401).

aa.
Specimen of Guaranteed Minimum Withdrawal Benefit for Stretch RMDs Endorsement (MarketGuard Stretch) (7668ANY-A 04/12), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1, filed on April 25, 2012 (File Nos. 333-175720 and 811-08401).

bb.
Form of Freedom Flex GMWB with HAV Death Benefit Endorsement (7675ANY-A 04/12), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1, filed on April 25, 2012 (File Nos. 333-175720 and 811-08401).

cc.
Form of For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (LifeGuard Freedom 6 Net) Endorsement, incorporated herein by reference to Registrant’s Post-Effective Amendment, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

dd.
Form of Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (LifeGuard Freedom 6 Net with Joint Option) Endorsement, incorporated herein by reference to Registrant’s Post-Effective Amendment, filed on October 5, 2010 (File Nos. 333-70384 and 811-08401).

5.

a.	Form of the Perspective II Variable and Fixed Annuity Application (NV620 09/12), attached hereto.

b.	Form of the Variable and Fixed Annuity Application (NV3573 09/12), attached hereto.

6.

a.	Declaration and Charter of Depositor, incorporated herein by reference to the Registrant’s Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

b.	By-laws of Depositor, incorporated herein by reference to the Registrant’s Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

7.	Not Applicable.

8.                 Not Applicable.

9.                 Opinion and Consent of Counsel, attached hereto.

10.               Consent of Independent Registered Public Accounting Firm, attached hereto.

11.               Not Applicable.

12.              Not Applicable.

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor

Donald B. Henderson, Jr.	Director
4A Rivermere Apartments
Bronxville, NY 10708

David L. Porteous	Director
20434 Crestview Drive
Reed City, MI 49777

Donald T. DeCarlo	Director
200 Manor Road
Douglaston, New York 11363

Gary H. Torgow	Director
220 West Congress
Detroit, MI 48226-3213

John C. Colpean	Director
1640 Haslett Road, Suite 160
Haslett, MI 48840

Richard David Ash	Vice President, Actuary & Appointed
1 Corporate Way	Actuary
Lansing, MI 48951

Savvas (Steve) Panagiotis Binioris	Vice President
1 Corporate Way
Lansing, MI 48951

Dennis Allen Blue	Vice President
1 Corproate Way
Lansing, MI 48951

Barrett M. Bonemer	Vice President
1 Corporate Way
Lansing, MI 48951

Jeffry Ross Borton	Vice President
1 Corporate Way
Lansing, MI 48951

John Howard Brown	Vice President & Director
1 Corporate Way
Lansing, MI 48951

James T. Carter	Vice President
1 Corporate Way
Lansing, MI 48951

Michael Alan Costello	Vice President & Director
1 Corporate Way
Lansing, MI 48951

Joseph Mark Clark	Senior Vice President, Chief Information Officer
1 Corporate Way	& Director
Lansing, MI 48951

James Bradley Croom	Vice President
1 Corporate Way
Lansing, MI 48951

Phillip Brian Eaves	Vice President
1 Corporate Way
Lansing, MI 48951

Charles Fox Field, Jr.	Vice President
6550 Carothers Pkwy.
Suite 170
Franklin, TN 27067

Dana R. Malesky Flegler	Vice President
1 Corporate Way
Lansing, MI 48951

Robert Arthur Fritts	Senior Vice President & Controller
1 Corporate Way
Lansing, MI 48951

James Douglas Garrison	Vice President
1 Corporate Way
Lansing, MI 48951

Julia Anne Goatley	Vice President, Assistant Secretary &
1 Corporate Way	Director
Lansing, MI 48951

Matthew Phillip Gonring	Vice President
300 Innovation Drive
Franklin, TN 37067

John A. Gorgenson, Jr.	Vice President
1 Corporate Way
Lansing, MI 48951

Robert William Hajdu	Vice President
1 Corporate Way
Lansing, MI 48951

Clifford Schuyler Hale, M.D.	Vice President
1 Corporate Way
Lansing, MI 48951

Laura Louise Hanson	Vice President
1 Corporate Way
Lansing, MI 48951

Herald Dean Hosfield	Vice President
1 Corporate Way
Lansing, MI 48951

Clifford James Jack	Executive Vice President,
7601 Technology Way	Head of Retail, Chairman & Director
Denver, CO 80237

Scott Francis Klus	Vice President
1 Corporate Way
Lansing, MI 48951

Everett William Kunzelman	Vice President
1 Corporate Way
Lansing, MI 48951

Herbert George May III	Chief Administrative Officer &
275 Grove St Building	Director
4th floor
Auburndale, MA 02466

Machelle Antoinette McAdory	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Diahn M. McHenry	Vice President
1 Corporate Way
Lansing, MI 48951

Thomas John Meyer	Senior Vice President, General
1 Corporate Way	Counsel, Secretary & Director
Lansing, MI 48951

Keith Richard Moore	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Paul Chad Myers	Executive Vice President and Chief Financial Officer
1 Corporate Way
Lansing, MI 48951

Russell Erwin Peck	Vice President
1 Corporate Way
Lansing, MI 48951

Laura Louene Prieskorn	Senior Vice President & Director
1 Corporate Way
Lansing, MI 48951

Dana S. Rapier	Vice President
1 Corporate Way
Lansing, MI 48951

William Robert Schulz	Vice President
1 Corporate Way
Lansing, MI 48951

Muhammad Sajid Shami	Vice President
1 Corporate Way
Lansing, MI 48951

Kathleen Marie Smith	Vice President
1 Corporate Way
Lansing, MI 48951

James Ronald Sopha	Chief Operating Officer
1 Corporate Way
Lansing, MI 48951

Kenneth Harold Stewart	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Heather Rachelle Strang	Vice President
1 Corporate Way
Lansing, MI 48951

Marcia Lynn Wadsten	Vice President
1 Corporate Way
Lansing, MI 48951

Michael Andrew Wells	President & Chief Executive Officer
1 Corporate Way
Lansing, MI 48951

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

Company	State of Organization	Control/Ownership
Ascent Holdings Limited	England	50% Prudential Property Investment Managers Limited
Ascent Insurance Brokers (Corporate) Limited	England	100% Ascent Insurance Brokers Limited
Ascent Insurance Brokers Limited	United Kingdom	100% Ascent Holdings Limited
Ascent Insurance Management Limited	England	100% Ascent Holdings Limited
BOCI – Prudential Asset Management Limited	Hong Kong	36% Prudential Corporation Holdings Limited
BOCI – Prudential Trustee Limited	Hong Kong	36% Prudential Corporation Holdings Limited
Brooke LLC	Delaware	100% Prudential (US Holdco2) Limited
Brooke (Holdco1) Inc.	Delaware	100% Prudential (US Holdco 1) Limited
Brooke Holdings LLC	Delaware	100% Nicole Finance Inc.
Brooke Holdings (UK)	United Kingdom	100% Brooke UK LLC
Brooke (Jersey) Limited	Jersey	100% Prudential (US Holdco 2) Limited
Brooke Life Insurance Company	Michigan	100% Brooke Holdings LLC
Brooke UK LLC	Delaware	100% Brooke (Holdco 1) Inc.
CIMPL Pty Limited	Australia	100% PPM Capital (Holdings) Limited
CITIC Prudential Life Insurance Company Limited	China	50% Prudential Corporation Holdings Limited
CITIC – Prudential Fund Management Company Limited	China	49% Prudential Corporation Holdings Limited
CSU One Limited	United Kingdom	100% Prudential Group Holdings Limited
Calvin Asset Management Limited	England	100% Calvin Capital Limited
Calvin Capital Limited	England	100% Marlin Acquisitions Holdings Limited
Canada Property (Trustee) No 1 Limited	Jersey	100% Canada Property Holdings Limited
Canada Property Holdings Limited	England	100% M&G Limited
Curian Capital, LLC	Michigan	100% Jackson National Life Insurance Company
Curian Clearing LLC	Michigan	100% Jackson National Life Insurance Company
Earth and Wind Energias Removables, S.L.	Spain	100% Infracapital E&W B.V.
Eastspring Investments (Hong Kong) Limited	Hong Kong	100% Prudential Corporations Holdings Limited
Eastspring Investments (UK) Limited	England	100% Prudential Corporations Holdings Limited
Eastspring Investments Fund Management Limited Liability Company	Vietnam	100% Prudential Vietnam Assurance Private Ltd
Eastspring Securities Investment Trust Co. Ltd.	Taiwan	99.54% Prudential Corporation Holdings Limited
FA II Limited	England	100% FA III Limited
FA III Limited	England	100% Infracapital Nominees Limited
Falcon Acquisitions Limited	United Kingdom	100% FA II Limited
Falcon Acquisitions Holdings Limited	United Kingdom	100% Infracapital Nominees Limited
First Dakota, Inc.	North Dakota	100% IFC Holdings, Inc.
First Dakota of Montana, Inc.	Montana	100% IFC Holdings, Inc.
First Dakota of New Mexico, Inc.	New Mexico	100% IFC Holdings, Inc.
First Dakota of Texas, Inc.	Texas	100% IFC Holdings, Inc.
First Dakota of Wyoming, Inc.	Wyoming	100% IFC Holdings, Inc.
Furnival Insurance Company PCC Limited	Guernsey	100% Prudential Corporation Holdings Limited
GS Twenty Two Limited	United Kingdom	100% Prudential Group Holdings Limited
Geoffrey Snushall Limited	United Kingdom	100% Snushalls Team Limited
Giang Vo Development JV Company	Vietnam	65% Prudential Vietnam Assurance Private Limited
Hermitage Management, LLC	Michigan	100% Jackson National Life Company Insurance
Holborn Bars Nominees Limited	United Kingdom	100% M&G Investment Management Limited
Holborn Delaware LLC	Delaware	100% Prudential Four Limited
Holborn Finance Holding Company	United Kingdom	100% Prudential Securities Limited
Hyde Holdco 1 Limited	United Kingdom	100% Prudential Corporation Holdings Limited
Hyde Holdco 3 Limited	United Kingdom	100% Prudential Capital Holding Company Limited
ICICI Prudential Asset Management Company Limited	India	49% Prudential Corporation Holdings Limited
ICICI Prudential Life Insurance Company Limited	India	25.96% Prudential Corporation Holdings Limited
ICICI Prudential Pension Funds Management Company Ltd.	India	100% ICICI Prudential Life Insurance Company Limited
ICICI Prudential Trust Limited	India	49% Prudential Corporation Holdings Limited
IFC Holdings, Inc. d/b/a INVEST Financial Corporation	Delaware	100% National Planning Holdings Inc.
INVEST Financial Corporation Insurance Agency Inc. of Alabama	Alabama	100% INVEST Financial Corporation Insurance Agency, Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Connecticut	Connecticut	100% INVEST Financial Corporation Insurance Agency, Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Delaware	Delaware	100% IFC Holdings, Inc. d/b/a INVEST Financial Corporation
INVEST Financial Corporation Insurance Agency Inc. of Georgia	Georgia	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Illinois	Illinois	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Maryland	Maryland	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Massachusetts	Massachusetts	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Montana	Montana	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Nevada	Nevada	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of New Mexico	New Mexico	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Ohio	Ohio	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Oklahoma	Oklahoma	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of South Carolina	South Carolina	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Texas	Texas	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Wyoming	Wyoming	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency PA of Mississippi	Mississippi	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
Infracapital CI II Limited	Scotland	100% M&G Limited
Infracapital EF II Limited	Scotland	100% M&G Limited
Infracapital Employee Feeder GP Limited	Scotland	100% M&G Limited
Infracapital F1 S.a.r.l.	Luxembourg	100% Infracapital F1 Holdings S.a.r.l
Infracapital F1 Holdings S.a.r.l.	Luxembourg	100% Infracapital Nominees Limited
Infracapital GP Limited	United Kingdom	100% M&G Limited
Infracapital GP II Limited	England	100% M&G Limited
Infracapital Nominees Limited	United Kingdom	100% M&G Limited
Infracapital SLP Limited	United Kingdom	100% M&G Limited
Infracapital Solar B.V.	Netherlands	100% Infracapital F1 S.a.r.l.
Innisfree M&G PPP LLP	United Kingdom	35% M&G IMPPP1 Limited
Investment Centers of America, Inc.	North Dakota	100% IFC Holdings, Inc.
Jackson Investment Management LLC	Michigan	100% Brooke Holdings LLC
Jackson National Asset Management, LLC	Michigan	100% Jackson National Life Insurance Company
Jackson National Life (Bermuda) Ltd.	Bermuda	100% Jackson National Life Insurance Company
Jackson National Life Distributors LLC	Delaware	100% Jackson National Life Insurance Company
Jackson National Life Insurance Company of New York	New York	100% Jackson National Life Insurance Company
JNLI LLC	Delaware	100% Jackson National Life Insurance Company
JNL Southeast Agency, LLC	Michigan	100% Jackson National Life Insurance Company
M&G (Guernsey) Limited	Guernsey	100% M&G Limited
M&G Financial Services Limited	United Kingdom	100% M&G Limited
M&G Founders 1 Limited	United Kingdom	100% M&G Limited
M&G General Partner Inc.	Cayman Islands	100% M&G Limited
M&G Group Limited	United Kingdom	100% Prudential plc
M&G IMPPP 1 Limited	United Kingdom	100% M&G Limited
M&G International Investments Limited	United Kingdom	100% M&G Limited
M&G International Investments Limited	Austria (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Limited	France (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Limited	Germany (Branch only)	100% M&G International Investments Limited
M&G International Investments Limited	Italy (Branch only)	100% M&G International Investments Limited
M&G International Investments Limited	Spain (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Nominees Limited	United Kingdom	100% M&G International Investments Limited
M&G Investment Management Limited	England	100% M&G Limited
M&G Investments (Singapore) Pte. Ltd.	Singapore	100% M&G Limited
M&G Limited	United Kingdom	100% M&G Group Limited
M&G Management Services Limited	United Kingdom	100% M&G Limited
M&G Nominees Limited	United Kingdom	100% M&G Limited
M&G Pensions and Annuity Company Limited	United Kingdom	100% M&G Limited
M&G RED Employee Feeder GP Limited	Scotland	100% M&G Limited
M&G RED GP Limited	Guernsey	100% M&G Limited
M&G RED SLP GP Limited	Scotland	100% M&G Limited
M&G Real Estate Finance 1 Co S.a.r.l	Luxemborg	100% M&G RED GP Limited
M&G Securities Limited	United Kingdom	100% M&G Limited
M&G Support Services Limited	United Kingdom	100% M&G Limited
MM&S (2375) Limited	Scotland	100% The Prudential Assurance Company Limited
Marlin Acquisitions Holdings Limited	United Kingdom	100% Infracapital GP Limited
National Planning Corporation	Delaware	100% National Planning Holdings, Inc.
National Planning Corporation Insurance Agency Inc. of Nevada	Nevada	100% National Planning Corporation
National Planning Holdings, Inc.	Delaware	100% Brooke Holdings LLC
National Planning Insurance Agency Inc.	Alabama	100% National Planning Corporation
National Planning Insurance Agency Inc.	Florida	100% National Planning Corporation
National Planning Insurance Agency Inc.	Georgia	100% National Planning Corporation
National Planning Insurance Agency Inc.	Idaho	100% National Planning Corporation
National Planning Insurance Agency Inc.	Massachusetts	100% National Planning Corporation
National Planning Insurance Agency Inc.	Montana	100% National Planning Corporation
National Planning Insurance Agency Inc.	Oklahoma	100% National Planning Corporation
National Planning Insurance Agency Inc.	Texas	100% National Planning Corporation
National Planning Insurance Agency Inc.	Wyoming	100% National Planning Corporation
Nicole Finance Inc.	Delaware	100% Brooke UK LLC
North Sathorn Holdings Company Limited	Thailand	100% Prudential Corporation Holdings Limited
Northstreet IP Services Singapore Pte Ltd.	Singapore	100% Prudential Singapore Holdings Pte Limited
Nova Sepadu Sdn Bhd	Malaysia	96% Sri Han Suria Sdn Berhad
P&A Holdco Limited	England	100% Prudential Group Holdings Limited
P&A Opco Limited	England	100% P&A Holdco Limited
PCA Asset Management Limited	Japan	100% Prudential Corporation Holdings Limited
PCA Asset Management Co. Ltd.	Korea	100% Prudential Corporation Holdings Limited
PCA Life Assurance Company Limited	Taiwan	99.81% Prudential Corporation Holdings Limited
PCA Life Insurance Company Limited (Japan)	Japan	100% Prudential Corporation Holdings Limited
PCA Life Insurance Company Limited (Korea)	Korea	100% Prudential Corporation Holdings Limited
PGDS (UK One) Limited	United Kingdom	100% Prudential Group Holdings Limited
PGDS (UK Two) Limited	United Kingdom	100% PDGS (UK One) Limited
PGDS (US One) LLC	Delaware	100% Jackson National Life Insurance Company
PPEM Pte. Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
PPM America, Inc.	Delaware	100% PPM Holdings, Inc.
PPM Capital (Holdings) Limited	United Kingdom	100% M&G Limited
PPM Finance, Inc.	Delaware	100% PPM Holdings, Inc.
PPM Holdings, Inc.	Delaware	100% Brooke Holdings LLC
PPM Ventures (Asia) Limited	Hong Kong	100% PPM Capital (Holdings) Limited
PPMC First Nominees Limited	United Kingdom	100% M&G Limited
PPS Five Limited	United Kingdom	100% Reeds Rains Prudential Limited
PPS Nine Limited	United Kingdom	100% Prudential Property Services Limited
PPS Twelve Limited	United Kingdom	100% Prudential Property Services Limited
PRUPIM France	France (Branch Only)	100% Prudential Property Investment Managers Limited
PT Paja Indonesia	Indonesia	100% PT Prudential Life Assurance
PT Prudential Asset Management	Indonesia	99% Prudential Asset Management
PT Prudential Life Assurance	Indonesia	94.6% Prudential Corporation Holdings Limited
PVM Partnerships Limited	United Kingdom	100% The Prudential Assurance Company Limited
Pacus (UK) Limited	United Kingdom	100% The Prudential Assurance Company Limited
Park Avenue (Singapore Two) Limited	Gibraltar	100% Prudential Group Holdings Limited
Pru Life Assurance Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Pru Life Insurance Corporation of UK	Philippines	100% Prudential Corporation Holdings Limited
Pru Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudence Foundation Limited	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential (AN) Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential (B1) Limited	Gibraltar	100% Prudential (Netherlands) BV
Prudential (B2) Limited	Gibraltar	100% Prudential (Netherlands) BV
Prudential (Gibraltar Five)	Gibraltar	100% Prudential (Gibraltar Four) Limited
Prudential (Gibraltar Four)	Gibraltar	100% Prudential (US Holdco 1) Limited
Prudential (Gibraltar Three)	Gibraltar	100% Prudential (Gibraltar Four) Limited
Prudential (Gibraltar Two) S.a.r.l.	Luxembourg	100% Prudential Capital Holding Company Limited
Prudential (Gibraltar) Limited	Gibraltar	100% Prudential Group Holdings Limited
Prudential (Namibia) Unit Trusts Limited	Namibia	93% Prudential Portfolio Managers (Namibia) (Pty) Limited
Prudential (Netherlands One) Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential (Netherlands) BV	Netherlands	100% Prudential Corporation Holdings Limited
Prudential (US Holdco 1) Limited	United Kingdom	100% Prudential US Limited
Prudential (US Holdco 2)	Gibraltar	100% Holborn Delaware LLC
Prudential / M&G UKCF GP Limited	United Kingdom	100% M&G Limited
Prudential Al-Wara’ Asset Management Berhad	Malaysia	100% Prudential Corporation Holdings Limited
Prudential Annuities Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Asset Management (Hong Kong) Limited	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential Asset Management (Singapore) Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Asset Management Limited	United Arab Emirates	100% Prudential Corporation Holdings Limited
Prudential Assurance Company Singapore (Pte) Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Assurance Malaysia Bhd	Malaysia	100% Sri Han Suria Sdn Berhad
Prudential Assurance Singapore (Property Services) Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Atlantic Reinsurance Company Limited	Ireland	100% Prudential Corporation Holdings Limited
Prudential Australia One Limited	United Kingdom	100% Prudential Corporation Holdings Limited
Prudential BSN Takaful Berhad	Malaysia	49% Prudential Corporation Holdings Limited
Prudential Capital (Singapore) Pte. Ltd.	Singapore	100% Prudential Capital Holding Company Ltd.
Prudential Capital Holding Company Limited	United Kingdom	100% Prudential plc
Prudential Capital PLC	United Kingdom	100% Prudential Capital Holding Company Limited
Prudential Capital Luxembourg S.a.r.l.	Luxembourg	100% Prudential Capital Holding Company Ltd.
Prudential Corporate Pensions Trustee Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Corporation Asia Limited	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential Corporation Australasia Holdings Pty Limited	Australia	100% Prudential Group Holdings Limited
Prudential plc	United Kingdom	Publicly Traded
Prudential Corporation Holdings Limited	United Kingdom	100% Prudential Holdings Limited
Prudential Corporation Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Distribution Limited	United Kingdom	100% Prudential Financial Services Limited
Prudential Europe Assurance Holdings plc	Scotland	100% MM&S (2375) Limited
Prudential Finance BV	Netherlands	100% Prudential Corporation Holdings Limited
Prudential Financial Services Limited	United Kingdom	100% Prudential plc
Prudential Five Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Four Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Fund Management Berhad	Malaysia	100% Nova Sepadu Sdn Bhd
Prudential Fund Management Services Private Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential GP Limited	Scotland	100% M&G Limited
Prudential General Insurance Hong Kong Limited	Hong Kong	100% The Prudential Assurance Company Limited
Prudential Group Holdings Limited	United Kingdom	100% Prudential plc
Prudential Group Pensions Limited	United Kingdom	100% Prudential Financial Services Limited
Prudential Group Secretarial Services Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Health Holdings Limited	United Kingdom	25% The Prudential Assurance Company Limited
Prudential Health Limited	United Kingdom	100% Prudential Health Holdings Limited
Prudential Health Insurance Limited	England	100% Prudential Health Holdings Limited
Prudential Health Services Limited	United Kingdom	100% Prudential Health Holdings Limited
Prudential Holborn Life Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Holdings Limited	Scotland	100% Prudential plc
Prudential Hong Kong Limited	Hong Kong	100% The Prudential Assurance Company Limited
Prudential IP Services Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential International Assurance plc	Ireland	100% Prudential Europe Assurance Holdings plc
Prudential International Management Services Limited	Ireland	100% Prudential Europe Assurance Holdings plc
Prudential Investments (UK) Limited	United Kingdom	100% Prudential Capital Holding Company
Prudential Jersey (No 2) Limited	Jersey	100% Prudential Corporation Holdings Limited
Prudential Jersey Limited	Jersey	100% Prudential Corporation Holdings Limited
Prudential Lalondes Limited	United Kingdom	100% Prudential Property Services Limited
Prudential Life Assurance (Thailand) Public Company Limited	Thailand	42.59% North Sathorn Holdings Company Limited 32.11% Staple Limited 24.82% Prudential Corporation Holdings Limited 0.48% Others
Prudential Lifetime Mortgages Limited	Scotland	100% The Prudential Assurance Company Limited
Prudential Pensions Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Personal Equity Plans Limited	United Kingdom	100% M&G Limited
Prudential Portfolio Managers (Namibia) (Pty) Limited	Namibia	75% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Portfolio Managers (South Africa) (Pty) Limited	South Africa	75% M&G Limited
Prudential Portfolio Managers (South Africa) Life Limited	South Africa	99.4% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Portfolio Managers Unit Trusts Limited	South Africa	94% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Process Management Services India Private Limited	India	99.97% Prudential Corporation Holdings Limited 0.03% Prudential UK Services Limited
Prudential Properties Trusty Pty Limited	Australia	100% The Prudential Assurance Company Limited
Prudential Property Investment Management (Singapore) Pte Limited	Singapore	50% Prudential Singapore Holdings Pte Limited 50% PruPIM Ltd
Prudential Property Investment Managers Limited	United Kingdom	100% M&G Limited
Prudential Property Services (Bristol) Limited	United Kingdom	100% Prudential Property Services Limited
Prudential Property Services Limited	United Kingdom	100% Prudential plc
Prudential Protect Limited	United Kingdom	100% Prudential Health Holdings Limited
Prudential Pte Ltd	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Quest Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Retirement Income Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Securities Limited	United Kingdom	50% Prudential (B1) Limited 50% Prudential (B2) Limited
Prudential Services Asia Sdn Bhd	Malaysia	100% Prudential Corporation Holdings Limited
Prudential Services Limited	United Kingdom	100% Prudential Corporation Holdings Limited
Prudential Services Singapore Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Singapore Holdings Pte Limited	Singapore	100% Prudential Corporation Holdings Limited
Prudential Staff Pensions Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Trustee Company Limited	United Kingdom	100% M&G Limited
Prudential UK Services Limited	United Kingdom	100% Prudential Financial Services Limited
Prudential US Limited	England	100% Prudential plc
Prudential Unit Trusts Limited	United Kingdom	100% M&G Limited
Prudential Vietnam Assurance Private Limited	Vietnam	100% Prudential Corporation Holdings Limited
Prudential Vietnam Finance Company Limited	Vietnam	100% Prudential Holborn Life Limited
Prulink Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prutec Limited	United Kingdom	100% The Prudential Assurance Company Limited
Quinner AG	Germany	100% Prudential Corporation Holdings Limited
Reeds Rain Prudential Limited	United Kingdom	100% Prudential Property Services Limited
SII Insurance Agency, Inc.	Massachusetts	100% SII Investments, Inc.
SII Insurance Agency, Inc.	Wisconsin	100% SII Investments, Inc.
SII Investments, Inc.	Wisconsin	100% National Planning Holdings, Inc.
SII Ohio Insurance Agency, Inc.	Ohio	100% SII Investments, Inc.
Scottish Amicable Finance plc	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable ISA Managers Limited	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable Life Assurance Society	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable PEP and ISA Nominees Limited	Scotland	100% Scottish Amicable Life Assurance Society
Snushalls Team Limited	United Kingdom	100% Prudential Property Services Limited
Squire Reassurance Company LLC	Michigan	100% Jackson National Life Insurance Company
Squire Capital I LLC	Michigan	100% Jackson National Life Insurance Company
Squire Capital II LLC	Michigan	100% Jackson National Life Insurance Company
Sri Han Suria Sdn Berhad	Malaysia	51% Prudential Corporation Holdings Limited
Stableview Limited	United Kingdom	100% M&G Limited
Staple Limited	Thailand	100% Prudential Corporation Holdings Limited
Staple Nominees Limited	United Kingdom	100% Prudential Personal Equity Plans Limited
Thames Insurance Brokers Limited	England	100% Ascent Insurance Brokers Limited
The First British Fixed Trust Company Limited	United Kingdom	100% M&G Limited
The Forum, Solent, Management Company Limited	United Kingdom	100% The Prudential Assurance Company Limited
The Prudential Assurance Company Limited	United Kingdom	100% Prudential plc
True Prospect Limited	British Virgin Islands	100% Prudential Corporation Holdings Limited
Wharfedale Acquisitions Limited	United Kingdom	100% Wharfedale Acquisitions Subholdings Limited
Wharfedale Acquisitions Holdings Limited	United Kingdom	100% Infracapital Nominees Limited
Wharfedale Acquisitions Subholdings Limited	United Kingdom	100% Wharfedale Acquisitions Holdings Limited
Yeslink Interco Limited	United Kingdom	100% Prudential Group Holdings Limited
Zelda Acquisitions Holdings Limited	United Kingdom	100% Infracapital Nominees Limited
Zelda Acquisitions Limited	United Kingdom	100% Zelda Acquisitions Holdings Limited

Item 27. Number of Contract Owners

Not applicable at this time.

Item 28. Indemnification

Provision is made in the Company's By-Laws for indemnification by the Company of any person made or threatened to be made a party to an action or proceeding, whether civil or criminal by reason of the fact that he or she is or was a director, officer or employee of the Company or then serves or has served any other corporation in any capacity at the request of the Company, against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be  indemnified  by the laws of the State of New York.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities  (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a)           Jackson National Life Distributors LLC acts as general distributor for the JNLNY Separate Account I. Jackson National Life Distributors LLC also acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account II, and the JNLNY Separate Account IV.

(b)           Directors and Officers of Jackson National Life Distributors LLC:

Name and Business Address	Positions and Offices with Underwriter

Greg Cicotte	Manager, President & Chief Executive Officer
7601 Technology Way
Denver, CO 80237

Clifford J. Jack	Manager
7601 Technology Way
Denver, CO 80237

Thomas J. Meyer	Manager & Secretary
1 Corporate Way
Lansing, MI 48951

Paul Chad Myers	Manager
1 Corporate Way
Lansing, MI 48951

Stephen M. Ash	Vice President
7601 Technology Way
Denver, CO 80237

Jeffrey Bain	Vice President
7601 Technology Way
Denver, CO 80237

Brad Baker	Vice President
7601 Technology Way
Denver, CO 80237

Mercedes Biretto	Vice President
7601 Technology Way
Denver, CO 80237

James Bossert	Senior Vice President
7601 Technology Way
Denver, CO 80237

Tori Bullen	Senior Vice President
210 Interstate North Parkway
Suite 401
Atlanta, GA 30339-2120

Bill J. Burrow	Senior Vice President
7601 Technology Way
Denver, CO 80237

Maura Collins	Executive Vice President, Chief Financial Officer & FinOP
7601 Technology Way
Denver, CO 80237

Paul Fitzgerald	Senior Vice President
7601 Technology Way
Denver, CO 80237

Julia A. Goatley	Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Luis Gomez	Vice President
7601 Technology Way
Denver, CO 80237

Kevin Grant	Senior Vice President
7601 Technology Way
Denver, CO 80237

Thomas Hurley	Senior Vice President
7601 Technology Way
Denver, CO 80237

Mark Jones	Vice President
7601 Technology Way
Denver, CO 80237

Doug Mantelli	Vice President
7601 Technology Way
Denver, CO 80237

Brook Meyer	Vice President
1 Corporate Way
Lansing, MI 48951

Jack Mishler	Senior Vice President
7601 Technology Way
Denver, CO 80237

Steven O’Connor	Vice President
7601 Technology Way
Denver, CO 80237

Jeremy D. Rafferty	Vice President
7601 Technology Way
Denver, CO 80237

Alison Reed	Senior Vice President
7601 Technology Way
Denver, CO 80237

Scott Romine	Executive Vice President, National Sales Manager
7601 Technology Way
Denver, CO 80237

Marilynn Scherer	Vice President
7601 Technology Way
Denver, CO 80237

Kathleen Schofield	Vice President
7601 Technology Way
Denver, CO 80237

Daniel Starishevsky	Senior Vice President
7601 Technology Way
Denver, CO 80237

Ryan Strauser	Vice President
7601 Technology Way
Denver, VO 80237

Brian Sward	Vice President
7601 Technology Way
Denver, CO 80237

Jeremy Swartz	Vice President
7601 Technology Way
Denver, CO 80237

Robin Tallman	Vice President & Controller
7601 Technology Way
Denver, CO 80237

Katie Turner	Vice President
7601 Technology Way
Denver, CO 80237

Brad Whiting	Vice President
7601 Technology Way
Denver, CO 80237

Daniel Wright	Senior Vice President & Chief Compliance Officer
7601 Technology Way
Denver, CO 80237

Phil Wright	Vice President
7601 Technology Way
Denver, CO 80237

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Jackson National Life Distributors LLC	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item. 30. Location of Accounts and Records

Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
Institutional Marketing Group Service Center
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
7601 Technology Way
Denver, Colorado 80237

Jackson National Life Insurance Company
225 West Wacker Drive, Suite 1200
Chicago, IL  60606

Item. 31. Management Services

Not Applicable.

Item. 32. Undertakings and Representations

a)
Jackson National Life Insurance Company of New York hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b)
Jackson National Life Insurance Company of New York hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c)
Jackson National Life Insurance Company of New York hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d)
Jackson National Life Insurance Company of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company of New York.

e)
The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS Section 403(b)(11).

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 4th day of September, 2012.

JNLNY Separate Account I
(Registrant)

Jackson National Life Insurance Company of New York

By:  /s/ Thomas J. Meyer
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

Jackson National Life Insurance Company of New York
(Depositor)

By:  /s/ Thomas J. Meyer
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*	September 4, 2012
Michael A. Wells, President and
Chief Executive Officer

*	September 4, 2012
James R. Sopha, Chief Operating Officer

*	September 4, 2012
Clifford J. Jack, Executive Vice President,
Head of Retail & Chairman

*	September 4, 2012
P. Chad Myers, Executive Vice President,
and Chief Financial Officer

*	September 4, 2012
Herbert G. May III, Chief Administrative Officer
and Director

*	September 4, 2012
Joseph M. Clark, Senior Vice President,
Chief Information Officer and Director

/s/ Thomas J. Meyer	September 4, 2012
Thomas J. Meyer, Senior Vice President,
General Counsel, Secretary and Director

*	September 4, 2012
Laura L. Prieskorn, Senior Vice President and
Director

*	September 4, 2012
John H. Brown, Vice President and Director

*	September 4, 2012
Michael A. Costello, Vice President, Treasurer and
Director

*	September 4, 2012
Julia A. Goatley, Vice President,
Assistant Secretary and Director

*	September 4, 2012
Donald B. Henderson, Jr., Director

*	September 4, 2012
David L. Porteous, Director

*	September 4, 2012
Donald T. DeCarlo, Director

*	September 4, 2012
Gary H. Torgow, Director

*	September 4, 2012
John C. Colpean, Director

* By:    /s/ Thomas J. Meyer
Thomas J. Meyer, as Attorney-in-Fact,
pursuant to Power of Attorney filed herewith.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK (the “Depositor”), a New York corporation, hereby appoint Michael A. Wells, P. Chad Myers, Thomas J. Meyer, Patrick W. Garcy, Susan S. Rhee and Anthony L. Dowling (each with power to act without the others) his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to sign applications and registration statements, and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940.  This Power of Attorney concerns JNLNY Separate Account I (File Nos. 333-37175, 333-48822, 333-70384, 333-81266, 333-118370, 333-119659, 333-137485, 333-163323, 333-172873, 333-175720,  333-175721,  333-177298, 333-183046, and 333-183047), JNLNY Separate Account II (File No. 333-86933), and JNLNY Separate Account IV (File Nos. 333-109762 and 333-118132), as well as any future separate account(s) and/or future file number(s) within any separate account(s) that the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale.  The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.  This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney effective as of the 17th day of August, 2012.

/s/ MICHAEL A. WELLS
______________________________________________
Michael A. Wells, President and Chief Executive Officer

/s/ JAMES R. SOPHA
______________________________________________
James R. Sopha, Chief Operating Officer

/s/ CLIFFORD J. JACK
______________________________________________
Clifford J. Jack, Executive Vice President, Head of Retail
and Chairman

/s/ P. CHAD MYERS
______________________________________________
P. Chad Myers, Executive Vice President and Chief Financial Officer

/s/ HERBERT G. MAY III
______________________________________________
Herbert G. May III, Chief Administrative Office and Director

/s/ JOSEPH M. CLARK
_____________________________________________
Joseph M. Clark, Senior Vice president, Chief
Information Officer and Director

/s/ THOMAS J. MEYER
______________________________________________
Thomas J. Meyer, Senior Vice President, General
Counsel, Secretary and Director

/s/ LAURA L. PRIESKORN
_____________________________________________
Laura L. Prieskorn, Senior Vice President and Director

/s/ JOHN H. BROWN
______________________________________________
John H. Brown, Vice President and Director

/s/ MICHAEL A. COSTELLO
______________________________________________
Michael A. Costello, Vice President, Treasurer and Director

/s/ JULIA A. GOATLEY
______________________________________________
Julia A. Goatley, Vice President, Assistant Secretary and Director

/s/ DONALD B. HENDERSON, JR.
______________________________________________
Donald B. Henderson, Jr., Director

/s/ DAVID L. PORTEOUS
______________________________________________
David L. Porteous, Director

/s/ DONALD T. DECARLO
______________________________________________
Donald T. DeCarlo, Director

/s/ GARY H. TORGOW
______________________________________________
Gary H. Torgow
Director

/s/ JOHN C. COLPEAN
______________________________________________
John C. Colpean
Director

EXHIBIT LIST

Exhibit No.                      Description

5.

a.	Form of the Perspective II Variable and Fixed Annuity Application.

b.	Form of the Variable and Fixed Annuity Application.

9.	Opinion and Consent of Counsel.

10.	Consent of Independent Registered Public Accounting Firm.